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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BAE Systems

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FILE NO. 82- 03638

FISCAL YEAR 12-31-06

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DAT : 4/11/07

nnual Report 2006



Shaping our business

ARLS
12-31-06

BAE SYSTEMS

REAL PERFORMANCE. REAL ADVANTAGE.

Group

- Good financial performance
- Continued growth from US businesses
- Implementation of UK Defence Industrial Strategy underway

£13,765m
Sales for 2006

88,600
Number of employees, including share of employees of equity accounted investments

Customer Solutions & Support

Principal operations

Provides partnered, through-life support and capability solutions to the UK MoD and manages the businesses in Saudi Arabia and Australia.

Main operating locations



Major markets

UK/Europe, Middle East, Australia

Share of 2006 Group sales (before elimination of intra-group sales)



£3,180m
22%

Key points from 2006

- Tornado ATTAC agreement signed in the UK
- Kingdom of Saudi Arabia modernisation programme underway
- Investment in Kingdom of Saudi Arabia continues
- Australian Hawk support contract secured



20

Integrated Systems & Partnerships

A portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies and Underwater Systems businesses, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.



UK/Europe



£1,748m
12%

- European portfolio restructuring complete
- Major Insyte communication system wins in UK
- MBDA programme milestones achieved
- Saab's acquisition of Ericsson Microwave Systems complete



22

HQ and other businesses

Comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.









UK

£295m
2%

- Aerostructures sale completed
- UK pension funding deficit addressed



24

BAE Systems at a glance

BAE Systems is the premier global defence and aerospace company *delivering* a full range of products and services for air, land and naval forces as well as advanced electronics, information technology solutions and customer support services.

	Electronics, Intelligence & Support	Land & Armaments	Programmes
Principal operations	Provides a variety of military communications, electronic identification, navigation and guidance systems, network-centric warfare solutions and a broad range of support solutions, including major ship repair activities for the US Navy.	Provides design, development, production and through-life support and upgrade of armoured combat vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.	Comprises the Group's air systems, naval ships and submarines activities, with the UK MoD its principal customer.
Main operating locations			
Major markets	US, Global	US, UK, Sweden, South Africa	UK, Global
Share of 2006 Group sales (before elimination of intra-group sales)	 **£4,007m 28%**	 **£2,115m 15%**	 **£2,927m 21%**
Key points from 2006	- Strong demand for electronic warfare systems - Key support solutions business wins - Group-wide capabilities combine to win FastTrack contract - Key Federal information technology solutions awards	- Benefiting from high volume of reset and upgrade activity - Good progress in next-generation technology programmes - Accelerated rationalisation in the UK business - Wheeled armoured vehicle successes	- Good schedule and cost adherence - Programmes transitioning from development to production - Hawk and Nimrod production orders secured - UAV technology agreements secured
	 14	 16	 18



Cover image: BAE Systems, with its partners, is delivering the Type 45 anti-air warfare destroyer. The Group has responsibility for the design, development and delivery for the class. The through-life support arrangements are now under discussion, with initial packages on contract.

See overleaf for an overview of our business today



Information key


Cross reference within report


For more information visit www.baesystems.com

Contents

Operating and financial review

2 Highlights, outlook and results in brief
4 Chairman's letter

6 Chief Executive's review
10 Strategy
12 Markets
14 Electronics, Intelligence & Support
16 Land & Armaments
18 Programmes
20 Customer Solutions & Support
22 Integrated Systems & Partnerships
24 HQ and other businesses

25 Key Performance Indicators
26 Financial review including critical accounting policies
31 Risks and uncertainties
34 Resources
35 Corporate responsibility

Corporate governance

42 Board of directors
44 Corporate governance
51 Remuneration report
66 Directors' report
68 Statement of directors' responsibilities

Financial statements

71 Independent auditors' report
72 Consolidated financial statements
76 Notes to the Group accounts
115 Company balance sheet
116 Notes to the Company accounts
124 Five year summary

Shareholder information

126 Shareholder information
127 Financial calendar
128 Glossary
129 Shareholder feedback

Highlights, outlook and results in brief

- Good financial performance
- Continued growth from US businesses
- Implementation of UK Defence Industrial Strategy underway
- European business portfolio restructuring completed
- UK pension funding deficit addressed
- Airbus sale completed
- Underlying earnings[3] per share up 29.3% at 23.8p
- Dividend increased 9.7% to 11.3p per share for the year

Looking forward to 2007 we anticipate a further year of good growth led by our US businesses, in particular from the Land & Armaments sector, and from further progress in the Programmes business.

We anticipate good operating cash flow again in 2007.

Results in brief

Results from continuing operations	2006	Restated[6] 2005
Sales[1]	**£13,765m**	£12,581m
EBITA[2]	**£1,207m**	£909m
Operating profit	**£1,054m**	£761m
Underlying earnings[3] per share	**23.8p**	18.4p
Basic earnings per share[4]	**19.9p**	13.9p
Order book[5]	**£31.7bn**	£30.8bn

Other results including discontinued operations		
Dividend per share	**11.3p**	10.3p
Cash inflow from operating activities	**£778m**	£2,099m
Net cash/(debt) as defined by the Group	**£435m**	£(1,277)m

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 10 to the Group accounts)
4 basic earnings per share in accordance with International Accounting Standard 33
5 including share of equity accounted investments' order books and after the elimination of intra-group orders of £0.8bn (2005 £0.9bn)
6 restated following the sale of Airbus SAS

2006: a successful year for BAE Systems

Good operational performance and effective implementation of a well-defined, soundly based strategy are combining to deliver real performance.

Dick Olver
Chairman

Good operational performance and effective implementation of a well-defined, soundly based strategy are combining to deliver real performance.

The focus of the Group's strategy in recent years has seen a drive to improve returns and eliminate excessive risk in the UK-based operations, alongside the expansion of the Group's presence in the US. This twin approach is transforming the Group's performance in the UK market and has established BAE Systems as one of the major US defence companies.

Notable achievements in 2006 included the resolution of the approach to funding the deficit on the Group's pension schemes, the completion of the sale of our 20% interest in Airbus and good progress towards securing further significant business in Saudi Arabia. Underlying these individual achievements has been a broad-based improvement in performance across the Group.

In addition to continuing to pursue the development of the Group in its two largest defence and aerospace markets, the UK and the US, the Group's strategy recognises opportunities in the other home markets in which BAE Systems has a local presence and capability; Australia, Saudi Arabia, South Africa and Sweden.

Alongside the development of the Group in these six home markets, BAE Systems will continue to nurture a high performance culture. The delivery of continuous performance improvement remains key to the twin objectives of delivering cost-effective capability to our customers and maximising returns for our shareholders.

The Group's strategy is reviewed regularly as part of the Group's annual business planning process. This review tests the continued relevance of the current strategy. The adaptations made to the strategy are set out on page 11 and reflect the progress made over the past 12 months.

With the transition of the Group from recovery to sustained performance growth, we have looked hard at the composition of the Board to ensure it continues to provide the most effective leadership of the Group's development.

BAE Systems has a Board with a wealth of collective experience. That experience includes not just defence and aerospace domain knowledge but brings learning from other international contracting businesses and finance backgrounds. In addition to the three new non-executive directors appointed in 2005, we welcomed Sir Nigel Rudd to the Board on 10 September 2006. Michael Lester and Mark Ronald retired from the Board on 31 December 2006. Both have made major contributions to the Group and this industry, throughout long careers.

At the start of 2007 I was pleased to welcome to the Board Walt Havenstein, as Chief Operating Officer, with responsibility for our US-led operations, and Ian King, as Chief Operating Officer, with responsibility for the Rest of World, including UK, businesses.

In February we agreed retirement dates for Sue Birley and Ulrich Cartellieri. They have afforded the Group great service through their contribution to both the Board and its committees. The Group has benefited from their wise counsel and we thank them for this.

The Board now comprises approximately 60% non-executive directors.

The changes in the composition of the Board have enabled us to strengthen the Board committees that provide oversight to executive remuneration, succession planning, audit and corporate responsibility.

BAE Systems has a highly skilled and dedicated workforce. Our people have demonstrated that they can rise to the challenge of delivering performance in a challenging technological industry and I am grateful to them for their contribution to the Group's progress.

In December 2006, a decision was reached by the Serious Fraud Office to conclude its investigation related to the activities of the Group in Saudi Arabia. Our policies for conducting ethical business are clear and unambiguous, with established processes to ensure compliance.

The underlying UK company law provisions concerning narrative reporting have changed since our last annual report. The matters required to be reported as part of the new business review requirements are dealt with on pages 2 to 40 of this report and cover the Group's activities during the year and likely future developments. Best practice in narrative reporting will continue to evolve and we will strive to remain at the forefront of developments in this area.

The Group's corporate responsibility performance is summarised on pages 35 to 40 and also detailed in an important separately published report. Like all high performance companies, our policies are kept constantly under review, and we are committed to take action wherever necessary to maintain the highest standard of corporate governance.

The Board is recommending an increased final dividend of 6.9p per share, making a total of 11.3p for the year. At this level, having taken account of the sale of Airbus, the annual dividend is covered 2.1 times by underlying earnings from continuing operations (2005 1.8 times). Subject to shareholder approval at the 2007 Annual General Meeting, the dividend will be paid on 1 June 2007 to holders of ordinary shares registered on 20 April 2007.

Dick Olver
Chairman

21 February 2007

Dividend (pence per share)

Year	Dividend
02	9.2
03	9.2
04	9.5
05	10.3
06	11.3

A strong platform for future performance



BAE Systems delivered another year of good financial performance, underpinned by programme schedule and cost adherence across the Group.

Mike Turner
Chief Executive

Year in review
BAE Systems delivered another year of good financial performance, underpinned by programme schedule and cost adherence across the Group and reflecting the benefits now flowing from our world-class Lifecycle Management and Performance Centred Leadership processes.

The performance of the US businesses has again been excellent with the Group's expansion in the US market over recent years generating good returns. Good progress has continued in the UK businesses with programmes on track and meeting their key milestones.

A number of export opportunities have also progressed, most notably in the Kingdom of Saudi Arabia where, under an agreement between the Kingdom of Saudi Arabia and the UK government, the Group is working to modernise the Saudi armed forces including progressing towards a contract for 72 Typhoon aircraft.

We have continued to divest those businesses that were non-core to our strategy. In May the Group initiated the sale of its 20% shareholding in Airbus. The decision to sell the Airbus stake was consistent with our strategy of maximising value from that business, recognising it was facing an increasing number of challenges. The sale was completed in October following shareholder approval. The proceeds will be directed to developing the core business and a repurchase of up to £500m of the Group's shares is underway.

The sale of the Aerostructures business was completed in March and the sale of Atlas Elektronik was completed in August.

A big concern for the Group in recent years has been the funding of its pension schemes. Agreements were concluded during 2006 to address funding deficits. The revised funding plan in the UK schemes includes a combination of higher company and employee contribution rates, reductions in future benefits for employees and one-off cash and asset contributions by the Group. This shared approach has achieved a good outcome for all parties. The Board is in consultation with the trustees of the Group's pension schemes to consider the implication of the Airbus sale on pension scheme funding.

US businesses
In the US, the integration of the former United Defense activities into BAE Systems has been completed successfully. The land, armaments and ship repair activities that comprised the acquired United Defense business are performing well.

The Electronics, Intelligence & Support business continued to achieve growth ahead of the addressable US Department of Defense (DoD) budget, with like-for-like sales up 6%. Contributing to this growth was strong demand for electronic protection systems. The business continues to lay the foundations for sustained performance with new business wins, including substantial contracts for Common Missile Warning Systems to protect aircraft.

A number of significant new support business wins include the award of a prime contract to provide software development and management support services to the Department of Homeland Security.

BAE Systems continues to look for opportunities to grow its US business by acquisition following the successful additions to the Group over recent years. Progress has been slowed by sustained high valuations of businesses that would align with the Group's strategy. Further acquisitions will have to continue to meet our strict value creation criteria. In the meantime, organic growth in the US businesses continues.

The focus on current operations in Afghanistan and Iraq is generating a high level of armoured vehicle reset activity such as the return of Bradley vehicles to 'as new' condition. Substantial funding for such reset activities has been available through supplemental budgets in support of current military operations. Supplemental spending is expected to continue in the near term but the Group's business plans are based on more prudent longer-term assumptions.

BAE Systems is a leader in electronic warfare technology including electronic protection systems. Such advanced protection systems are expected to continue to be a funding priority.

Equipment modernisation is also expected to continue and the Group is actively involved in current and new generation land systems, including Future Combat System variants. In addition, the digitised, A3, version of the Bradley is a core element of the modernisation and modularisation of US forces.

BAE Systems is a high technology business and a major participant in force transformation activities including new generation Intelligence, Surveillance and Reconnaissance programmes.

As a result of strong positions in these priority areas, and notwithstanding expectations for a flattening of growth in overall defence spend, organic growth in the US businesses is expected to continue at a level above the underlying DoD addressable budget growth.

UK businesses
The performance on large complex weapon system programmes in the UK has been good and is expected to continue to progress as more programmes move to production.

Deliveries of Typhoon continue to schedule. 113 aircraft have been delivered to the four partner nations including 38 now in service with the UK's Royal Air Force (RAF).

Flight development of the Nimrod MRA4 programme continues and the formal



Performance Centred Leadership (PCL)
The Group's PCL framework was designed and developed using best practice from around the globe. It drives business success by linking individual goals with the wider goals of the organisation, enabling employees to understand how their own success contributes to the success of the whole business.



Support Council
A support council has been created to share best practice and co-ordinate support activities and processes across the Group with the objective of optimising through-life support, not only for in-service equipment, but also for platforms under development.

Chief Executive's review (continued)

production contract was received in July for nine aircraft together with an option for the conversion of the three aircraft currently in flight development to production standard.

In October, a production order for 28 Hawk Mk128 aircraft for the RAF was secured.

Following the launch of the first of class Type 45 destroyer, outfitting is progressing to programme. The second ship was launched on 23 January 2007 and major steel sections are also well underway for the third and fourth ships. The planned build efficiencies from one ship to the next are being met or exceeded. Following successful risk reduction, a small amount of profit has been recognised on the programme.

Both of the Landing Ship Dock (Auxiliary) ships originally contracted to BAE Systems for the UK's Royal Fleet Auxiliary were completed. The Group was asked to assist with completion of the fourth ship in addition to taking over lead yard responsibility for the ship class.

Development and assembly of the first of class Astute submarine progressed well. A key 2006 milestone, electrical power to switchboards, was achieved enabling commissioning activity on the boat to commence. Work on the second boat, Ambush, is also proceeding well with major milestones, such as the closure of the reactor compartment, demonstrating significant schedule advance compared with the first boat. Pricing discussions on boats two and three, together with the initial phase of boat four, are well advanced.

In addition to UK weapon system procurement programmes, the development of the support business continues. BAE Systems is delivering a reduction in the UK Ministry of Defence's (MoD) in-service cost, improving equipment availability and consequently front-line capability for the armed forces. Further opportunities for valuable support business growth remain.

Pioneering work that BAE Systems previously undertook through a series of small pilot support programmes, in partnership with the UK Defence Logistics Organisation, is now being applied across the MoD's fixed wing aircraft fleet. In December the Group signed a ten-year availability-based partnership agreement providing all support up to the front-line for the UK's Tornado aircraft.

Within the land sector, the successful introduction of the armoured fighting vehicle partnering arrangement is underway with the in-service date achieved, on schedule, for the upgraded FV430 Bulldog armoured fighting vehicle. In addition, progress continues towards the transformation of arrangements for the supply of munitions.

At the end of 2005 the UK government published its Defence Industrial Strategy (DIS). DIS is a very significant change programme for both industry and the UK MoD. It will help determine the future level of BAE Systems' involvement in the UK defence industrial base as it is implemented.

It is intended that long-term partnering agreements, currently being discussed with the UK MoD in all three air, land and sea sectors, will form the basis for much of the implementation of DIS. These long-term partnering agreements will specify the future capabilities and requirements for each sector, enabling both the UK MoD and industry to make long-term investment decisions with a greater degree of certainty than has been possible previously.

The UK MoD has committed to a complex weapon long-term partnering agreement that will preserve capabilities and business within the MBDA guided weapons joint venture.

An integral part of DIS is the identification of those technologies that are likely to remain key to the future capability of the UK armed forces and that need to be retained on-shore. A good early example was the launch of an Unmanned Combat Air Vehicle technology demonstrator programme in December.

At the heart of this strategic framework is the recognition that industry has to demonstrate and deliver value for money and through-life capability for the UK armed forces, whilst also generating appropriate returns for shareholders. BAE Systems is well positioned to address these requirements.

In response to encouragement from DIS, BAE Systems has been considering opportunities for a more integrated UK naval capability. Such considerations included discussions with VT Group regarding the possibility of a bid for Babcock. These initial discussions were not taken forward but opportunities for consolidation of the UK naval industry continue to be explored, and, in December, the Group announced discussions with VT Group with a view to integrating the naval surface ship activities.

Other markets

In addition to its strong positions in the UK and US markets, BAE Systems has a significant presence in the other important markets of Australia, Saudi Arabia, South Africa and Sweden.

In all six countries, BAE Systems is recognised as an important on-shore defence and aerospace supplier. The Group continues to look for opportunities to strengthen its position as part of the defence industrial base of those countries.

A major growth opportunity is the Group's role in supporting the partnership between the UK government and the Kingdom of Saudi Arabia to update the capability of the Kingdom's armed forces. A key feature of this agreement is also to assist the Kingdom in developing its defence industrial base and the training of its workforce.

BAE Systems has been pursuing a strategy to transition its Saudi business from a UK-centric operation to a major in-Kingdom presence. Consistent with this strategy BAE Systems continues to invest in the Kingdom.



Nimrod under ice
Nimrod MRA4 undertook its first transatlantic flight in September to Eglin Air Force Base, Florida, where the development aircraft, PA2, underwent a series of successful environmental trials to demonstrate the maturity and reliability of the aircraft at extreme temperatures, from -40°C to +44°C.



Lifecycle Management (LCM)
The delivery of the Group's strategy is dependent upon the successful winning and execution of projects. The application of our world-class LCM process is critical to our capability to deliver these projects to schedule and cost. LCM is a powerful and flexible process which promotes the application of best practice programme execution and facilitates continuous improvement across the Group.

Recognising that the security and welfare of the 4,600 employees and their dependants in Saudi Arabia is paramount, a major construction programme is well underway to create two new residential and workplace facilities.

These investments establish a significant industrial footprint in Saudi Arabia with a growing in-Kingdom technical capability. This will enable the Group to satisfy many of its Saudi customer's needs from on-shore companies.

Industrialisation is a key feature of the modernisation programme and the commitment to Typhoon will allow us to build on the established Tornado support activity. Opportunities for new business in other areas of the Kingdom's armed forces are also being considered.

As in the UK, Typhoon and Tornado are expected to operate side by side for many years and these in-country investments are expected to generate returns for shareholders over many decades.

In summary, BAE Systems is progressing well. The Group's strategy is delivering a focused, high performing, defence and aerospace business with good positions in key markets around the globe. As a result, the Group has a robust plan to deliver profitable growth for our shareholders.

Mike Turner
Chief Executive

21 February 2007

Executive Committee 2007 Top Ten objectives:

In support of the Group's strategy, the Executive Committee has agreed the top ten objectives for 2007.

1. Financial targets
   Meet our 2007 financial targets and through the rolling five year Integrated Business Planning process set business plans that are both realistic and challenging
2. Application of mandated business processes
   Ensure application of the mandated business processes
3. Programme execution
   Further increase management focus on meeting our contracted schedule and cost commitments
4. US businesses
   Continue to grow our US businesses
5. UK businesses
   Continue to implement DIS with focus on through-life capability management in the air, land and sea domains to deliver cost and capability benefits to our customers and acceptable profit levels to our shareholders
6. Kingdom of Saudi Arabia
   Progress the business strategy with the Kingdom of Saudi Arabia
7. Exports
   Focus on key export opportunities
8. Partnering
   Demonstrate a commitment to partnering across the business to maximise business-winning opportunities
9. Develop existing and new home markets
   Maximise development and growth in existing and new home markets
10. Leadership
    Demonstrate leadership at all levels towards achieving a world-class high-performance culture that helps deliver the strategy and objectives


Best Practices in Managing Major Subcontracts

Managing Major Subcontractors
Successful relationships with our partners and subcontractors across the supply chain are key to our performance. We have distilled best practice from within the Group and other world class organisations into a 'Gold Standard for Managing Major Subcontracts'. Roll-out of this best practice across the Group will accelerate our learning and improve performance in this strategically important capability.

Delivering on our strategy

Our Group strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'. We deliver this through our Group strategic objectives, business portfolio actions and integrated business plans. The five Group strategic objectives are owned by the Executive Committee and apply across the Group. The business portfolio actions are championed by the relevant Executive Committee members and are delivered by the businesses either separately or jointly.

Group strategy
To deliver sustainable growth in shareholder value by being the premier global defence and aerospace company

Group strategic objectives
Continue to embed a high-performance culture across the Company
Further enhance our programme execution capabilities
Increase sharing of expertise, technology and best practice between our global businesses
Develop a partnership approach to meet our customer requirements
Develop our capabilities in emerging growth markets

Business portfolio actions

Establish in the UK sustainably *profitable* through-life businesses in Air, Land and Sea	Grow our business in the United States both organically and via acquisitions	Implement the home market strategy and grow in the Kingdom of *Saudi Arabia*	Grow our global land systems business	Grow our export business from our home markets	Grow our global support, solutions and services businesses

Integrated business plans

Financial metrics detailed on page 25 of sales, order intake and order book are used by the Board in measuring business growth. Return on sales, underlying EBITA and operating business cash flow are used to measure performance of the business.

These metrics directly underpin the Group strategic objectives and business portfolio actions above.

Group strategy

The significant progress made in 2006 has been reflected by the evolution of our Group strategy. We have refocused our strategy to be 'to deliver sustainable growth in shareholder value by being the premier **global** defence and aerospace company' where previously the emphasis was just **transatlantic**. This recognises the renewed emphasis on growing our six home markets (UK, US, Australia, Saudi Arabia, South Africa and Sweden) and on generating exports from these established home markets. We will also now consider opportunities in new high-growth markets.

We have reviewed and updated the Group strategic objectives. We have also made a number of changes to the business portfolio actions to reflect recent progress.

Customers' requirements increasingly demand the ability to offer 'through-life' and 'capability' solutions. We now identify portfolio actions that, consistent with our customers' requirements, will support the delivery of our strategy. Increasingly businesses must find ways to work together across traditional business boundaries to deliver these actions. As a result our businesses may now support more than one portfolio action. The updated actions also reflect the Group's revised organisational structure.

Business portfolio actions

The drive to build sustainable, profitable, through-life businesses in the air, land and sea sectors of the UK market continues, building on the good progress last year.

We continue to seek growth in the US through continuing to target above-market organic growth from the Group's established business activities, and by looking for value-enhancing acquisitions.

Following our success in recent years in establishing a global land systems business we continue to pursue growth opportunities in this market sector.

The Group will continue to target growth in support, solutions and services activity in our global markets, reflecting the increasing focus of customers to procure capability on a through-life basis.

The sale of the Group's 20% interest in Airbus successfully delivered the action of maximising the value from our Airbus stake and that action has now been removed.

Good progress made in 2006 to address non-core activities within the Group through business disposals has enabled this action to be removed.

Two new actions have been introduced.

Building on a relationship that spans several decades we will pursue opportunities to grow our business in the Kingdom of Saudi Arabia. Our focus will be the transition of the relationship from one of an export market to the implementation of a home market strategy.

Export sales are an important source of growth for the Group and we look to generate export business from our home markets.



Working with the customer
BAE Systems worked closely with the UK MoD to develop Hawk, a highly capable advanced jet trainer, to train pilots for next generation combat aircraft such as Typhoon and the F-35 Lightning II. The Hawk has the very latest navigation and avionics systems enabling future combat pilots to experience features previously only available on front-line aircraft.



Type 45
The new-generation Type 45 destroyer will deliver leading-edge capability whilst cutting operating costs by 37%. Daring was launched on 1 February 2006 and Dauntless' launch followed in January 2007.

Our global markets

Global defence procurement expenditure[1] continued to rise with a 7% real increase among the 15 largest military nations. With customers in over 100 countries and strong positions in the UK, US, Australia, Saudi Arabia, South Africa and Sweden, BAE Systems is well placed for further growth in both new and established defence markets.



■ BAE Systems home markets

1 last available data 2005

The defence industry in the UK and US has consolidated over recent years resulting in fewer, larger, defence companies. The nature of the defence industry today is such that many of these industry constituents are suppliers, customers and partners as well as competitors.

BAE Systems is one of the world's leading defence companies and is one of only four companies with global defence sales in excess of $20bn. It is Europe's largest defence company and ranks number seven within the US defence industry.

BAE Systems is reliant upon the levels of funding committed by the domestic governments of the countries in which the Group's operations are based and those to which the Group exports.

United States
The Group's US business now delivers over US$9bn (£5bn) of annual sales and employs approximately 40,000 people in 36 states.

BAE Systems is both a prime contractor to the US government and a supplier of major sub-systems to the other large prime contractors. The Group is a market leader in the provision of electronic warfare systems, many of which have application on airborne programmes. BAE Systems has a substantial business supporting network systems and IT for US government agencies and provides technical support services to the US Navy, US Army, NASA and the FAA. In land systems, the Group is one of the two largest suppliers

Global defence spend
Forecast defence expenditure by major region
(US$ billions at constant 2007 prices)


1,200
1,000
800
600
400
200
Rest of World
US
01 02 03 04 05 06 07 08 09 10

The US represents around 45% of the total forecast global defence spend (including equipment, personnel and operating costs) to 2010.

Source: BAE Systems internal analysis

Global equipment market
2007 forecast defence procurement
(US$ billions at constant 2007 prices)


106
59
Rest of World (accessible) 65

2 including supplemental budget, excluding Reseach Technology Development & Engineering

The US accounts for over 45% of forecast total global procurement in 2007.

Source: BAE Systems internal analysis

BAE Systems' market position
Top 10 defence companies in 2006
(Defence revenue US$ billion)


40
20
1 2 3 4 5 6 7 8 9 10

1. Lockheed Martin
2. Boeing
3. Northrop Grumman
4. BAE Systems
5. Raytheon
6. General Dynamics
7. EADS
8. L-3
9. Thales
10. Halliburton

Source: Defense News

of armoured vehicles in the US and the wider accessible global market.

The US defence market accounts for over 45% of global defence spending and remains one of BAE Systems' key markets, offering programme scale and high levels of investment in research and development. US defence spending has increased substantially over recent years, including the Procurement and Research and Development budgets from which the defence industry derives much of its business. This high level of funding is expected to sustain further growth in the near term, but with a levelling out anticipated towards the end of the decade.

In addition to the underlying defence spend, the US market has seen large supplemental budget allocations to fund overseas operations. This supplemental spend includes the cost of resetting equipment to combat readiness following heavy operational use. BAE Systems has benefited from this funding, which is expected to continue in the near term but then reduce as current overseas deployments of armed forces decrease. Although growth in US defence spending is expected to slow, the Group is well placed to support the US Department of Defense's likely continued emphasis on force sustainment and readiness.

United Kingdom
BAE Systems is the largest defence prime contractor in the UK with strong positions in the design, development, manufacture and support of air, land and sea systems. The Group also provides command and communications infrastructure. Business is generated in other defence markets around the globe through the export of UK-derived weapon system programmes, subject to UK government regulation.

The publication in December 2005 by the UK government of its Defence Industrial Strategy (DIS) was significant in shaping the future UK defence market. A key element of the industrial strategy is the formation of long-term partnering agreements between industry and the UK Ministry of Defence (MoD). A good start has been made in implementing such agreements and other elements of DIS.

BAE Systems now has a well-established, growing and successful through-life capability business in the air sector working closely with the UK MoD and the Royal Air Force. Progress has also been made in the land systems sector with the development of a similar armoured vehicle through-life partnership.

Despite a substantial forward programme of new equipment requirements, the UK defence procurement budget has been pacing inflation with only limited real growth. BAE Systems has successfully grown its participation in UK defence support activity which has, in turn, generated savings for the customer that are being passed through to enhance equipment procurement.

For some years the UK government has encouraged competition in the defence market from off-shore suppliers and, despite the Group's strong presence in the UK, the market remains highly competitive.

The Kingdom of Saudi Arabia
Saudi Arabia has been an important market for BAE Systems for many decades and there are significant new opportunities to both continue, and strengthen, this relationship into the future.

A key growth opportunity is the Group's role in supporting the partnership between the governments of the Kingdom of Saudi Arabia and the UK in updating the capability of the Kingdom's armed forces. We are committed to assisting the Kingdom in developing its defence industrial base and the training and up-skilling of its workforce.

BAE Systems is pursuing a strategy to transition our Saudi business from a UK-centric export sales operation to a significant in-Kingdom presence. In line with this strategy, we continue to make substantial investments in the Kingdom, establishing a major industrial footprint with a growing in-Kingdom technical capability enabling the Group to satisfy many of our Saudi customer's needs from on-shore companies.

Industrialisation is a key feature in this market and the commitment to Typhoon will allow us to build on the established Tornado support activity. We also see opportunities for new business in other areas.

Rest of World
In addition to its strong positions in the UK, US and Kingdom of Saudi Arabia markets, BAE Systems has a significant presence in the other important markets of Australia, South Africa and Sweden.

BAE Systems' Australian business continues to secure contracts and strengthen its position as a through-life capability partner to the Australian Defence Force. South Africa is another market that continues to offer opportunity, while our businesses in Sweden continue to perform well both in home markets and in securing export opportunities.

We continue to evaluate ways to develop in-country presence in markets which are forecast to have significant and growing defence expenditure and which want to develop a significant local defence industry. We have focused on a small group of countries, including India, which meet these criteria.



Sharing between our global businesses
The 57mm Mk 110 Mod 0 Naval Gun System has currently been selected for both versions of the US Navy's Littoral Combat Ship and as the main armament to go aboard the US Coast Guard's National Security Cutter. The system is currently manufactured in Sweden, but plans are underway to transfer assembly to a US facility.



Investing in Australia
BAE Systems is developing strategic capabilities to enhance its support of the Australian Defence Force by investing in fast jet support and autonomous systems capabilities. CS&S Australia is responsible for delivering effective through-life support to the Royal Australian Air Force's Hawk Lead-In Fighter and the F/A-18 Hornet.



Delivering next-generation products
The RG33 series was developed to meet the growing requirement for highly survivable, flexible mine-protected wheeled vehicles. BAE Systems' design teams in South Africa and the US applied the latest in collaborative design systems and tools to rapidly prototype and produce the first RG33 family vehicle in a 6x6 configuration.

The Electronics, Intelligence & Support business group, with 31,700 employees[1] and headquartered in the US, is a provider of defence and aerospace systems, sub-systems and services. It comprises two operating groups: Electronics & Integrated Solutions and Customer Solutions.

Financial highlights

- **Organic sales growth of 6% over 2005**
- **Return on sales improved to 9.2% (excluding one-off accounting gain)**
- **Good conversion of EBITA[2] to operating cash flow**

	2006	2005	2004
Sales[1]	**£4,007m**	£3,697m	£3,063m
EBITA[2]	**£429m**	£324m	£256m
Return on sales	**10.7%**	8.8%	8.4%
Cash inflow[3]	**£273m**	£323m	£190m
Order intake[1]	**£4,311m**	£3,659m	£3,310m
Order book[1]	**£3.4bn**	£3.5bn	£3.1bn

Key points

- **Strong demand for electronic warfare systems**
- **Key support solutions business wins**
- **Group-wide capabilities combined to win FastTrack contract**
- **Key Federal information technology solutions awards**

Looking forward

Defence spending in the US continues to be robust for the near term, however fiscal pressures may make the budget environment more challenging in subsequent years. Customers will need to balance priorities to equip effectively the current fighting force, whilst developing capabilities to transform the future force.

BAE Systems will continue to focus on offering tailored, mission-enabling support solutions and lifecycle services to the US defence, intelligence, Federal and civilian markets.

The business is positioned to capitalise on recent organisational and integration actions to reduce costs. Reducing costs will make the business more competitive and enable further investment in new business opportunities to drive top-line growth.

During 2006, Electronics, Intelligence & Support achieved EBITA[2] of £429m (2005 £324m) on sales[1] of £4,007m (2005 £3,697m) and generated an operating cash inflow[3] of £273m (2005 £323m).

2006 EBITA[2] includes a £61m accounting gain relating to a revision to pension benefits arising from changes to the calculation of final pensionable salaries.

A one-off cash contribution of $100m (£54m) was made to the principal US pension fund at the end of the year.

The Ship Repair business of United Defense, acquired in June 2005, contributed full year sales[1] of £316m (2005 £164m) and EBITA[2] of £23m (2005 £15m).

Electronics & Integrated Solutions (E&IS)
E&IS designs, develops and produces electronic systems and sub-systems for a wide range of military and commercial applications. The business focuses on five primary capabilities: electronic warfare (EW), including information operations; communications, with emphasis on integrated C4ISR[6] and tactical networking; avionics, flight and engine controls; sensor systems, providing remote sensing technology, mission sub-systems and missile seekers; and intelligence systems.

E&IS delivered the first EW system for the Joint Strike Fighter F-35 Lightning II aircraft and received funding for the system's Low Rate Initial Production. E&IS also delivered the first production digital EW system for the US Air Force F-22A Raptor. Current production quantities are for 183 aircraft, taking F-22A production through to 2011.

The National Geospatial-Intelligence Agency selected E&IS to lead the team to develop a web-based surveillance and targeting system, Global Net-Centric Surveillance and Targeting, which will rapidly identify battlefield targets to speed decision-making by intelligence analysts and military personnel.

Share of Group sales[4]



28%

Share of Group EBITA[2,5]



32%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses
6 Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance

BAE Systems continues to hold a leadership position in the development of Advanced Threat Infrared Countermeasure (ATIRCM) systems. In 2006, E&IS began phase three of a Department of Homeland Security programme to develop a commercial version of the ATIRCM system, JETEYE™, which seeks to defeat the threat of shoulder-fired anti-aircraft missiles.

BAE Systems was selected to develop the active inceptor system for the US Army's UH-60M Black Hawk helicopter programme. The Black Hawk will be the first production helicopter to combine active inceptor technology with a fly-by-wire system that saves weight and provides pilots with intuitive tactile cues for easier aircraft handling and reduced workload.

BAE Systems is the world's leading supplier of hybrid propulsion systems for urban transit buses. New orders received in 2006 totalled 415 HybriDrive® propulsion systems.

E&IS is a supplier of state-of-the-art infrared, millimetre-wave, and laser technologies for missile seekers, guided munitions and target designators. Using a BAE Systems' seeker, the THAAD (Terminal High Altitude Area Defense) missile system successfully detected and intercepted an incoming ballistic missile target. This demonstration of 'a bullet hitting a bullet' was a key milestone in the development of this defence against missile-borne weapons of mass destruction.

The US Army fully funded the Thermal Weapon Sight (TWS) at $285m (£146m) with full production to produce and deliver 29,600 units by mid-2008. In 2006, more than 4,500 TWS units were delivered on time or ahead of schedule to meet critical fielding.

To increase focus on through-life product and logistics support, E&IS opened its first Readiness & Sustainment centre adjacent to Robins Air Force Base, Georgia. E&IS also signed partnership agreements with the US Army's Tobyhanna Depot in Pennsylvania to enhance communications and electronics lifecycle management and with the US Air Force's Open Air Logistics Center, Utah, to support aircraft sustainment.

Customer Solutions

Customer Solutions comprises three businesses:

- BAE Systems Information Technology (IT)
- Technology Solutions and Services (TSS)
- BAE Systems Ship Repair

BAE Systems IT capabilities include enterprise-wide managed IT operations, mission-critical application development and lifecycle support information analysis and assured delivery. TSS provides services including system engineering and technical assistance, system and sub-system integration, operations and maintenance. Ship Repair is the US's leading non-nuclear ship repair company and also provides conversion and modernisation services, principally in the home ports of the US Navy.

Customer Solutions integrates communications systems, builds and maintains precision tracking radars, and is one of the largest service providers to the US Navy. The business is also a leader in air and missile defence systems and is one of the world's largest manufacturers of explosives.

During 2006, significant contract wins were secured, underpinning the future growth in the Customer Solutions business.

BAE Systems was awarded a prime contract, worth approximately $250m (£128m), from the Department of Homeland Security to improve efficiency and reduce IT costs. The business also received an estimated $250m (£128m) award from the US Army under the Information Technology Enterprise Solution – 2 Services contract. This contract provides IT services to support the Army's enterprise information infrastructure requirements and goals. BAE Systems IT was also successful in 100% of its recompetes in 2006.

TSS won the US Air Force Space Command's potential 12-year, $509m (£260m) contract for operation and maintenance of the Solid State Phased Array Radar Systems at five radar sites worldwide. The US Army Space and Missile Defense Command's Future Warfare Center signed an agreement with BAE Systems worth up to $482m (£246m) under the Concepts and Operations for Space and Missile Defense Integration Capabilities contract.

BAE Systems Ship Repair provides a full array of ship repair services in support of US Navy vessels. In 2006, the Ship Repair business was awarded a service contract for guided missile cruiser class ships home ported in Norfolk, Virginia, potentially valued at $169m (£86m). A second multi-ship, multi-option contract was awarded for repair and maintenance of all US Navy surface ships home ported in Hawaii, potentially valued at $270m (£138m).



Terminal High Altitude Area Defence (THAAD)
BAE Systems is responsible for the development of the infrared seeker head on the THAAD missile system. The THAAD missile system is designed to defend against attacks from short and medium-range ballistic missiles. Here assemblers at BAE Systems in Nashua, New Hampshire, install a THAAD seeker forward ring assembly into a vibration test fixture.



Common Missile Warning System (CMWS)
Under a CMWS contract, potentially worth $1.4bn (£0.7bn), the US Army has the flexibility to order at various times any number of systems. E&IS increased production from 30 to 50 systems a month to outfit all US Army helicopters in Afghanistan and Iraq.



Transatlantic partnership delivers on a FastTrack
By leveraging its experience and expertise found around the world, the BAE Systems FastTrack team demonstrated speed, agility and Group-wide collaboration to win a new contract with the US Navy valued at up to $450m (£230m) over seven years. Under this contact, BAE Systems will reengineer and remanufacture aircraft parts to optimise the US military's ageing aircraft.

Business group reviews

Land & Armaments business group, with 11,600 employees[1] and headquartered in the US, is a leader in the design, development, production and through-life support and upgrade of armoured combat vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.

Financial highlights

- **Sales of £1.4bn from acquired United Defense business**
- **Improvements in UK business performance**
- **Order book growth**

	2006	2005	2004
Sales[1]	**£2,115m**	£1,270m	£482m
EBITA[2]	**£168m**	£42m	£(8)m
Return on sales	**7.9%**	3.3%	(1.7)%
Cash inflow[3]	**£137m**	£168m	£60m
Order intake[1]	**£2,964m**	£1,541m	£869m
Order book [1]	**£4.9bn**	£4.4bn	£2.2bn

Key points

- **Benefiting from high volume of reset and upgrade activity**
- **Good progress in next-generation technology programmes**
- **Accelerated rationalisation in the UK business**
- **Wheeled armoured vehicle successes**

Looking forward

In the near term, US Land & Armaments operations are expected to continue to benefit from operational requirements in Iraq and Afghanistan. In the longer term, the business may be impacted by increased pressure on defence budgets.

UK operations will continue their emphasis on performance improvements, securing a leadership role on the Future Rapid Effect System (FRES) programme and on reaching resolution on a mutually beneficial, sustainable munitions contract with the UK MoD.

The businesses in Sweden and South Africa aim to deliver growth through both new domestic government business and building on their track record of securing export opportunities.

During 2006, Land & Armaments achieved EBITA[2] of £168m (2005 £42m) on sales[1] of £2,115m (2005 £1,270m) and generated an *operating* cash inflow[3] of £137m (2005 £168m).

The United Defense Land & Armaments business, acquired in June 2005, contributed full year sales[1] of £1,354m (2005 £625m) and EBITA[2] of £146m (2005 £45m).

Following rationalisation activity in 2005 and further announcements in 2006, the UK-managed business returned to profit a year ahead of plan.

United States

The US business has substantial US Army contracts for the refurbishment and upgrade of Bradley, M88 Hercules improved recovery vehicles and M113 fighting vehicles. These contracts involve restoring current systems to combat-ready condition following extensive operational use and upgrading them to more advanced configurations.

Following the final US FY07 Defense Appropriations Bill, Land & Armaments reached agreement with the US Army in November 2006 for contracts for 610 reset/upgraded Bradley vehicles, 113 M88 Hercules vehicles and upgrade of 447 M113 fighting vehicles at a total value of $1.6bn (£0.8bn).

In May 2006, BAE Systems was awarded its first wheeled vehicle contract in the US to manufacture the Iraqi Light Armoured Vehicle, designed to protect Iraqi armed forces against roadside bombs and mine blasts. Under this $187m (£96m) contract, Land & Armaments will supply an initial 378 vehicles for Iraqi forces. If all contract options are exercised, delivery orders could total 1,050 vehicles.

Progress on the Future Combat Systems programme continues with the successful

Share of Group sales[4]



15%

Share of Group EBITA[2,5]

12%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

completion of preliminary design and commencement of system functional reviews and critical design reviews on manned ground and armed robotic vehicles.

Integration of the first Non-Line of Sight-Cannon (NLOS-C) prototype system commenced with the mission module testing using tactical software in Minneapolis, Minnesota, and chassis fabrication in York, Pennsylvania. The NLOS-C firing platform was unveiled during ceremonies in September. The platform was delivered to the US Army's Yuma Proving Ground ahead of schedule and successfully fired its first live test round in October, beginning two years of live fire testing. The US Army has ordered two additional prototypes for a total of eight to be delivered by early 2009.

Development of the 155mm Advanced Gun System (AGS) and the Long Range Land Attack Projectile (LRLAP) for the US Navy's new destroyer, DDG-1000, continues. In live fire testing, the AGS achieved a sustained firing rate of ten rounds per minute at ranges of up to 63 nautical miles with accuracy well within US Navy requirements. In September 2006, Land & Armaments received a $251m (£128m) contract for LRLAP. In addition, Land & Armaments is designing and testing a new Vertical Launching System that will enable the DDG-1000 ship to launch a wide range of missiles.

In the medium-calibre naval gun system arena, the BAE Systems 57mm gun has been selected for the DDG-1000, the US Navy's Littoral Combat Ship and the Coast Guard's Deepwater programme.

United Kingdom

Initial production deliveries of the M777 Lightweight Artillery System to the US Army and Marine Corps have been completed, and full rate production has begun. The M777 system has also been ordered by Canada and fielded in Afghanistan.

Engineering Tank Systems deliveries continue on schedule with 17 bridge-laying Titan vehicles and 17 Trojan obstacle-clearing vehicles delivered to the British Army.

During 2006, the British Army identified urgent operational requirements for FV430 Bulldog armoured personnel carriers to support requirements in Iraq. In total, Land & Armaments received orders for FV430 vehicles valued at £36m.

A Framework Partnering Agreement is the current basis for the supply of munitions to the UK MoD. BAE Systems and the UK MoD are evaluating a follow-on Munitions Acquisition Supply Solution in order to build a sustainable munitions business and provide long-term savings to the customer.

The Land & Armaments businesses in the UK and Sweden are co-operating to establish a strong position to develop the FRES programme. The Swedish Modular Armoured Tactical Vehicle Programme (SEP) is the basis of one of the proposals from BAE Systems.

Sweden

During 2006, the Land & Armaments Swedish businesses (Hägglunds and Bofors) were combined under one newly created company called BAE Systems AB. This will leverage strengths of the individual businesses in engineering and production, while also allowing BAE Systems to become a more effective solutions provider.

BAE Systems AB was awarded a £19m contract for an additional 52 Bv206S armoured all terrain vehicles from the Swedish government. The company has manufactured more than 11,000 Bv206 vehicles, which have been sold to nearly 40 countries, including customers in France, Germany, Sweden, Netherlands, UK, Italy and Spain.

In the area of intelligent munitions for artillery and mortar systems, the US Army has declared Excalibur ready for formal testing prior to accelerated fielding to US and Canadian forces in Iraq and Afghanistan early in 2007. A major milestone was achieved when a guided firing of the 155mm Excalibur from an Archer self-propelled artillery platform was successfully completed.

Through December 2006, deliveries of 155mm BONUS Mk 2 munitions to the Swedish government continued to schedule. BONUS is also being evaluated by the US and UK governments.

South Africa

The growing international need for mine-protected vehicles has continued to generate new orders for the four-wheeled RG-31 and RG-32 from the business in South Africa. In October, Land & Armaments successfully unveiled the RG-33L Mine Protected Vehicle at the Association of United States Army trade show. A seven-month collaborative effort between operations in the US and South Africa produced the RG-33L mine-protected vehicle that has the potential to meet urgent mine protection needs of US, UK and coalition forces in Afghanistan and Iraq.



ILAV win
In May, BAE Systems received an initial order for 378 Iraqi Light Armoured Vehicles (ILAV). The 4x4 ILAV leverages proven designs and includes a V-shaped hull designed to deflect the force of explosions away from passengers. The first ILAVs were delivered to Iraq 90 days after contract award.



Meeting the customer's needs
Bradley combat vehicles have been playing a crucial role in Iraq, providing outstanding survivability, mobility and lethality in all types of combat. BAE Systems has joined forces with the US Army to create a first-of-its-kind, national level reset programme to help remanufacture and upgrade the vehicles.



Swedish future ground systems
The Swedish Modular Armoured Tactical Vehicle Programme (SEP) is the latest in the line of innovative products from BAE Systems AB in Sweden which includes the CV90, Bv206 and BvS10.

The Programmes business group, with 17,900 employees[1] and based in the UK, comprises the Group's air systems, naval ships and submarines activities, with the UK Ministry of Defence its principal customer.

Financial highlights

- Sales growth of 4% over 2005
- Margin further improved
- EBITA[2] up 26%
- Good cash performance

	2006	2005	2004
Sales[1]	**£2,927m**	£2,819m	£2,219m
EBITA[2]	**£167m**	£133m	£10m
Return on sales	**5.7%**	4.7%	0.5%
Cash inflow[3]	**£173m**	£285m	£442m
Order intake[1]	**£2,772m**	£2,101m	£5,264m
Order book[1]	**£12.1bn**	£12.3bn	£13.0bn

Key points

- Good schedule and cost adherence
- Programmes transitioning from development to production
- Hawk and Nimrod production orders secured
- UAV technology agreements secured

Looking forward

The future of Programmes is closely linked to UK MoD funding both to meet future requirements of the UK's armed forces and to subsequently generate export business.

For Air Systems, growth in the short term is dependent upon anticipated higher activity, as UK development programmes move to production, and on potential Hawk and Typhoon export sales.

Naval Ships expects to be involved in the implementation of the Defence Industrial Strategy in the maritime sector. Growth prospects include the UK's Future Carrier (CVF) programme and the MARS (Military Afloat Reach and Sustainability) programme.

The Submarines business is expected to grow with increased activity on the Astute programme and the anticipated build of a major block of the Future Carrier. Completion of pricing of boats 2 and 3 and securing orders for Astute boats 4 to 7 is key in retaining the necessary skill base in order to design and build the next-generation nuclear deterrent submarine.

During 2006, Programmes achieved EBITA[2] of £167m (2005 £133m) on sales[1] of £2,927m (2005 £2,819m) and generated an operating cash inflow[3] of £173m (2005 £285m).

Air Systems

The Air Systems group is responsible for delivering five major programmes: Typhoon, Nimrod MRA4, Hawk, F-35 Lightning II (JSF) and Autonomous Systems & Future Capability (Air).

Deliveries of Typhoon aircraft to the air forces of the four partner nations continued with a further 40 aircraft delivered in the year. BAE Systems continues to provide support to the UK's Royal Air Force (RAF) training and operational build up, with aircraft operating in three squadrons in the UK. Negotiations to establish ongoing integrated logistics support contracts continue. In addition, the UK MoD has awarded an initial contract combining scheduled maintenance work with upgrade activity.

Final assembly of the first of 236 Tranche 2 aircraft is underway, in addition to the first of 18 aircraft for Austria.

Further export possibilities are being pursued, including the supply of Typhoon aircraft to Saudi Arabia.

During the year the UK MoD awarded the Nimrod MRA4 production contract, signalling renewed confidence in the programme and in the capability the aircraft will deliver. The design and development programme is on target to achieve the product maturity contained within the production bid assumptions. Activities are now concentrated in developing, jointly with the customer, an innovative support solution for the first five years of service.

Development of the UK's Hawk Advanced Jet Trainer proceeded to plan and helped secure the production order for 28 Hawk Mk128 aircraft from the UK MoD. Hawk is well

Share of Group sales[4]



21%

Share of Group EBITA[2,5]

13%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

positioned to meet continued market demand for training aircraft, including existing Hawk customers who wish to upgrade their fleet.

All six Hawk aircraft for Bahrain were delivered on time, the India contract is proceeding to plan, with the first flight of an Indian Hawk achieved in December, and 15 aircraft have been delivered to South Africa.

BAE Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme, having responsibility for the design and manufacture of the rear fuselage and empennage and for the supply of certain air vehicle systems.

The first flight of the System Development and Demonstration aircraft was achieved in December.

2007 will see the substantial completion of the detailed design for each of the F-35 variants and the acceleration of the manufacture and delivery of major units for the remaining development aircraft in the System Development and Demonstration phase of the programme. Low rate initial production is expected to commence in 2007. Discussions between the UK and US governments on appropriate levels of technology sharing on the JSF programme progressed during the year.

The medium-altitude long-endurance Unmanned Air Vehicle (UAV) system (HERTI) was unveiled in 2006 and the ASTRAEA programme was launched – a multi-faceted UK programme working towards creating the right conditions for operating unmanned aircraft in UK airspace.

Risk reduction activities were completed for the Strategic Unmanned Air Vehicle (Experiment) (SUAV(E)) project with the UK MoD and, in December, a follow-on technology demonstration programme, Taranis, to support MoD evaluation of unmanned air combat vehicle technologies, was secured.

The business is focused on working with the UK MoD to deliver the SUAV(E) and Taranis demonstration contracts to establish the role of UAVs/UCAVs in the future force mix and transitioning the HERTI demonstration system into a production programme.

Naval Ships

The second of the originally contracted Landing Ship Dock (Auxiliary) ships, RFA Cardigan Bay, was handed over in August. The contract was expanded as the UK MoD contracted to Naval Ships the responsibility for completion of the final vessel, Lyme Bay, together with class design and warranty authority.

With four Type 45 ships in various stages of production, a high level of activity and resource load has been reached. To meet this demand, over 500 new staff joined the business in 2006, largely in production areas.

Whilst the major focus remains on the setting-to-work and commissioning of the Type 45 first of class, Daring, in readiness for sea trials in the second half of 2007, excellent progress was made on the second and third ships, with build efficiency targets met or exceeded.

Milestone achievements continue to plan and these, combined with successful risk-reducing system integration work in the Maritime Integration Support Centre, have enabled initial profit recognition on the programme in 2006.

The Group is currently working with the customer to restructure the existing contract around a new six ship proposal to provide a cost-effective solution that ensures timely delivery of agreed capability across the class under a jointly managed risk profile. This is expected to conclude in mid-2007.

The Carrier Alliance has established a set of contracts with the various alliance partners for the demonstration phase of the CVF programme. One of the key components to this work has been to prepare full cost, schedule and programme inputs in support of the UK MoD Main Gate Review for the approval of the whole programme. BAE Systems, holding significant responsibilities across the total CVF scope of work, is committed to working with the other alliance partners to secure a successful outcome.

The arbitration process over the acceptance of the three offshore patrol vessels for Brunei continues.

A letter of intent was signed with the government of Malaysia for two frigates. Negotiations continue to convert this agreement into a contract.

Submarines

The construction of the first of class boat, Astute, is largely completed with the test and commissioning activities now the major focus.

The Astute programme continued its improved performance with nine of its ten key milestones achieved in the year, eight being achieved ahead of plan and one behind plan. The remaining milestone was achieved early in 2007. The launch of Astute has been brought forward by three months to June 2007.

Productivity improvements are being addressed through innovative build strategies. These include increased use of modular assembly and vertical outfitting of full sections, in addition to investment in facilities, simplification of processes, systems and design to reduce cost. These measures are aimed at reducing the cost of production following the first of class boat.



Typhoon development programme
The Typhoon development programme continued through the year with a series of releases of UK Paveway II Laser Guided Bombs, demonstrating its ability to perform the air-to-ground role – a step towards ensuring that Typhoon provides the cornerstone of NATO's defence capability for the next 30 years.



Astute class submarine – reducing costs
BAE Systems is actively looking at ways to work in partnership with its supply chain. The Submarines business has set up a 'suppliers club' which, together with innovative build strategies, is helping to drive down costs on the Astute programme.



Unmanned Air Vehicle (UAV) capability
The UK Defence Industrial Strategy highlighted the importance of developing UAV capability within the UK industrial base. BAE Systems has developed, built and flight tested UAV demonstration systems in as little as six months, only a quarter of the time usually needed.

The Customer Solutions & Support (CS&S) business group, with 14,600 employees[1], provides partnered, through-life support solutions and capability to the UK MoD and manages the Group's business in Saudi Arabia and Australia.

Financial highlights

- Sales growth of 9% over 2005
- Return on sales maintained at c.15%
- Cash flow includes £130m incurred on Saudi infrastructure

	2006	2005	2004
Sales[1]	**£3,180m**	£2,923m	£2,856m
EBITA[2]	**£477m**	£419m	£497m
Return on sales	**15.0%**	14.3%	17.4%
Cash inflow[3]	**£289m**	£850m	£1,102m
Order intake[1]	**£4,367m**	£3,280m	£3,543m
Order book[1]	**£6.0bn**	£5.0bn	£4.6bn

Key points

- Tornado ATTAC agreement signed in the UK
- Kingdom of Saudi Arabia modernisation programme underway
- Investment in the Kingdom of Saudi Arabia continues
- Australian Hawk support contract secured

Looking forward

CS&S will continue to seek to sustain its long-term presence in Saudi Arabia through developing new business and delivering on current support commitments.

CS&S will continue to work with the UK customer to provide smarter, more integrated support and capability solutions on customer bases. Development of these solutions will be underpinned by the migration of the Availability Transformation: Tornado Aircraft Contract (ATTAC) model to other future UK platforms.

During 2006, CS&S achieved EBITA[2] of £477m (2005 £419m) on sales[1] of £3,180m (2005 £2,923m) and generated an operating cash inflow[3] of £289m (2005 £850m).

Saudi Arabia

BAE Systems has a major presence in the Kingdom of Saudi Arabia where it acts as prime contractor for the UK government-to-government defence agreement. Over the last two decades the programme has included the provision of aircraft, associated hardware, support, infrastructure and manpower training for the Royal Saudi Air Force (RSAF). On 21 December 2005 the UK and Saudi Arabian governments signed an Understanding Document outlining plans to modernise the Saudi armed forces. Modernisation activities are now underway. Under the terms of the signed document, Typhoon aircraft will replace Tornado Air Defence Variant aircraft and others currently in service with the RSAF. Detailed negotiations are continuing to progress the Understanding Document towards a contract for the delivery of Typhoon aircraft.

Around 4,600 people are employed by the Group in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. The business is continuing to develop its presence in Saudi Arabia and is helping to develop a greater indigenous capability in the Kingdom. The security of employees is the highest priority and progress on new residential and office facilities as well as increased security measures continues. Occupation of the first new residential compound and new office facilities began on schedule in late 2006.

Performance on the Saudi support programme in 2006 has progressed well. Margins have stabilised following increased indigenous Saudi content in repair and overhaul work.

Share of Group sales[4]



22%

Share of Group EBITA[2,5]

35%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

United Kingdom
In the UK, CS&S continued to develop its successful partnering arrangement with the UK MoD's Defence Logistics Organisation focusing on through-life capability management and value for money in line with the UK's Defence Industrial Strategy (DIS).

A key message from DIS is the need for investment in supply chain skills, capabilities and technologies. BAE Systems has established a supply chain capability project to further develop its suite of high-quality support processes across the business.

In air support, performance under the Tornado Combined Maintenance and Upgrade contract remains strong with 11 aircraft returned to front-line service since contract award in December 2005.

In December, the Tornado ATTAC contract was signed. The contract offers a full Tornado availability service for the next ten years with an initial value of £947m. ATTAC will deliver reduced costs and increased operational efficiencies with improved aircraft availability to the front-line.

Experience of the ATTAC bid is being used to progress a similar availability contract for the Harrier aircraft, with negotiations on an initial risk reduction package well advanced. The Harrier Joint Upgrade and Maintenance Programme at RAF Cottesmore is already helping to meet urgent operational requirements for the front-line in Afghanistan while at the same time maintaining the GR9 upgrade programme.

In September, the in-service date for the Harrier GR9 upgrade was achieved on schedule. The GR9 upgrade is carried out in a partnered arrangement with the UK MoD based at RAF Cottesmore. The programme has delivered cost savings and reduced aircraft 'downtime' from 52 to 35 weeks during the upgrade.

The ATTAC model should also provide the blueprint for future support arrangements on Typhoon.

In support of the Hawk programme a bid was submitted to provide availability support to the RAF's TMk1 aircraft.

An extension to the existing Nimrod Integrated Support contract was received in June.

Naval
In the naval domain, the reactivation of three ex-Royal Navy frigates for the Chilean Navy is progressing. The handover and commissioning of Almirante Cochrane on 22 November was a significant milestone in the programme. The first of a series of Memoranda of Understanding with the customer with respect to delivering a support solution for the vessels was signed in October.

The naval joint ventures performed well. BAE Systems has 50% interests in Fleet Support Limited (FSL) and Flagship Training Limited (FTL). In parallel with the naval base review announced by the UK Secretary of State for Defence in September 2006, FSL has been involved in a number of cost-saving initiatives.

In October, FSL signed a Memorandum of Understanding (MoU) between FSL, DML and Babcock and the Minister of Defence Procurement in support of the Surface Ship Support Alliance. This activity will develop throughout 2007 to jointly identify a more effective model for the support of surface ships with projected savings of £90m per year.

The results of the UK MoD naval base review are expected in 2007.

The delivery of high-quality training solutions continues, primarily through FTL which, building on the strong partnering relationship with the Royal Navy, was awarded a £45m contract for the planning and delivery of a number of courses for existing and future naval personnel.

FTL formed part of the MC3 Training bid for the Defence Training Review programme. However, in January 2007, it was announced that this programme was to be awarded to the competing consortium led by QinetiQ.

The business was unsuccessful in its bid for an integrated through-life support contract to support the Victoria Class submarines in Canada.

Australia
CS&S Australia performed well in 2006 securing a number of contracts and strengthening its position as a through-life capability partner to the Australian Defence Force.

Negotiations for a five-year A$343m (£138m) support contract for the Australian Hawk Lead-In Fighter aircraft were successfully completed, and the business is also a key supplier in providing a new airborne early warning system to South Korea.



Ship reactivation
BAE Systems is prime contractor for the reactivation of former Royal Navy warships for overseas customers including preparation of the vessels and training of crews.



Tornado ATTAC
BAE Systems is to provide availability support to the Tornado platform for the Royal Air Force (RAF), known as ATTAC (Availability Transformation: Tornado Aircraft Contract). ATTAC will see BAE Systems partnering with the UK MoD and the RAF, reflecting the aims and objectives of the UK's Defence Industrial Strategy.



Saudi Arabia
BAE Systems' home market strategy in Saudi Arabia is focused on the development of indigenous industrial capabilities in-country to strengthen the Group's long-term presence in an important and successful market.

Integrated Systems & Partnerships

The Integrated Systems & Partnerships business group, with 10,500 employees[1], is a portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies and Underwater Systems, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.

Financial highlights

- **Results reflect further portfolio restructuring in the year**
- **Margin further improved to 6.5%**

	2006	2005	2004
Sales[1]	**£1,748m**	£1,834m	£2,022m
EBITA[2]	**£113m**	£109m	£95m
Return on sales	**6.5%**	5.9%	4.7%
Cash inflow[3]	**£158m**	£17m	£59m
Order intake[1]	**£1,655m**	£1,516m	£1,756m
Order book[1]	**£5.8bn**	£5.9bn	£7.0bn

Key points

- **European portfolio restructuring complete**
- **Major Insyte communication systems wins in UK**
- **MBDA programme milestones achieved**
- **Saab's acquisition of Ericsson Microwave Systems complete**

Looking forward

Implementation of the UK's Defence Industrial Strategy (DIS) is material to the UK activities of the Integrated Systems & Partnerships business group.

Growth is anticipated from the Insyte business, building on the UK naval systems market position and recent success in land systems.

For Underwater Systems, the follow-on activities from DIS will play an important role in shaping the future position of the business.

The announcement in 2006 by the UK MoD of the creation of 'Team CW' (Complex Weapons) led by MBDA represented a significant step forward in the implementation of DIS in this sector.

During 2006, Integrated Systems & Partnerships achieved EBITA[2] of £113m (2005 £109m) on sales[1] of £1,748m (2005 £1,834m) and generated an operating cash inflow[3] of £158m (2005 £17m). This result follows the significant restructuring of the Group's portfolio of European defence businesses in 2005.

In August the Group disposed of its wholly-owned Atlas Elektronik business for €149m (£103m), generating a profit on disposal of £3m.

In addition to its main businesses, the results of which are explained in more detail below, the Group has a 25% interest in Selex Sensors and Airborne Systems SpA. This is subject to a put option at an agreed value of £268m exercisable by BAE Systems in the three-month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007.

Integrated System Technologies (Insyte)
The Insyte business completed its first full year of trading as a wholly-owned subsidiary. Order book grew primarily on receipt of the FALCON Increment A contract (£267m). FALCON will provide the British armed forces with a new mobile, high-capacity, secure information system infrastructure at the operational and tactical levels of command.

The business secured its first significant national security contract in 2006 and was contracted as the mission system prime contractor on the CVF programme and was also awarded the T93 Radar Replacement contract to support the UK Air Defence Systems.

The business has a number of key programmes. Sampson radar, the Command Management System and Long Range Radar Development and Production contracts for the Type 45 destroyers, and the Seawolf Midlife Upgrade for Type 22 and 23 destroyers all achieved their key milestones in the year.

Share of Group sales[4]



12%

Share of Group EBITA[2,5]

8%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

Underwater Systems
The Sting Ray lightweight torpedo main production order for the UK MoD is progressing on schedule with the second batch of torpedoes being accepted in December 2006.

The Archerfish product was selected as the Common Mine Clearance Neutraliser for the US Navy and is to be used on three different programmes.

Talisman, which is a Group-funded Unmanned Underwater Vehicle, achieved what is believed to be a world first by launching and controlling another weapon while itself operating at a distance from the mother ship. This successful test was observed by potential customers.

The business continues discussions with the UK MoD on a long-term partnering agreement to sustain capability for the longer term.

MBDA (37.5%)
MBDA performed well with increases in both sales and EBITA[2] as 4,000 missiles were produced and delivered, including the Storm Shadow and Scalp airborne cruise missiles, Mica air-to-air weapon, Exocet anti-ship missile, and the Taurus cruise missile. The new Customer Service & Support division also reported successful sales and orders in the year.

A number of export orders were secured in the year, including a €450m (£303m) order from the UAE (Exocet Blocks 2 and 3), a contract from Saudi Arabia for the Mistral air defence system, an order from India for the ATAM missile system for the new ALH helicopter, as well as orders from Chile for the new Seawolf Block 2 naval missile and Exocet. Domestic orders remained strong underpinned by the Aster/PAAMS programme, a contract from France for the new Scalp Naval cruise missile and an order from Germany for the Pars 3 next-generation anti-armour weapon for the Tiger helicopter.

MBDA has been selected by the UK MoD to lead the UK's Complex Weapons sector under the Defence Industrial Strategy, working with the UK MoD to develop a Strategic Partnering Agreement which will underpin the sovereign UK capability in complex weapons technologies, design, development and manufacturing for the future. It is anticipated that 2007 will see this work brought to fruition.

Important progress has been made during the year on MBDA's development programmes. Significant milestones included the successful air-launched demonstration firings of the new Meteor beyond visual range air-to-air missile, the first system qualification of the Franco-Italian Aster/PAAMS (E) naval air defence system and qualification firings of the SAMP/T land-based system. In addition, the PAAMS programme for the Royal Navy's Type 45 destroyer is now progressing through integration and testing following deliveries of the Sampson radar. MBDA also achieved development successes with the first firing of the new Exocet Block 3 coastal attack missile, completion of development of the Marte Mk2/S helicopter-launched anti-ship weapon and Milan ER anti-armour missile.

The acquisition of the German missile company LFK was completed in March 2006, with integration well advanced. Financial performance of the acquired business has exceeded expectations to date.

Saab (20.5%)
Sales rose by 9% to SEK21bn (£1.55bn), of which 65% is attributable to sales outside Sweden. Operating income rose to SEK1,745m (£129m), producing an operating margin after restructuring costs of 8.3%. Order intake is substantially improved compared with 2005, mainly attributable to the SEK5.5bn (£411m) order from Pakistan for an airborne surveillance system together with a SEK1bn (£75m) order from the Swedish government for the continued development of the Gripen system.

The acquisition of Ericsson Microwave Systems for SEK3.75bn (£280m) was completed on 1 September. This acquisition added radar and sensor operations to Saab's existing portfolio in the areas of defence, aviation, space and civil security.

Saab's order book at the end of the year was SEK51bn (£3.8bn).

Gripen International (50%)
The first Gripen test aircraft arrived in South Africa and has commenced the integration and development test programme. Deliveries of aircraft to Hungary commenced in the year and the contractual offset obligations to both Hungary and the Czech Republic are being met.



Technology delivered to the battlefield
FALCON is a mobile, high-capacity information infrastructure that brings the latest all-internet protocol technology to the battlefield. It is a rapidly deployable, truck-mounted system that allows troops and battlefield commanders to communicate quickly, securely and reliably with each other and with other levels of command.



Talisman launches a world first
Talisman, the BAE Systems' developed Unmanned Underwater Vehicle (UUV), has achieved its latest capability breakthrough, by becoming the first UUV to successfully fire and control weapons at sea during trials. Talisman is an example of BAE Systems' approach to rapid prototyping, with concurrent design, development and testing.

Business group reviews

HQ and other businesses, with 2,300 employees[1], comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

Financial highlights and key points

- Total Regional Aircraft loss of £114m
- Cash outflow from Regional Aircraft of £66m
- Aerostructures sale completed
- UK pension funding deficit addressed

	2006	Restated[4] 2005	Restated[4] 2004
Sales[1]	**£295m**	£471m	£464m
EBITA[2]	**£(147)m**	£(118)m	£(50)m
Cash (outflow)/inflow[3]	**£(225)m**	£(79)m	£57m
Order intake[1]	**£267m**	£398m	£264m
Order book[1]	**£0.3bn**	£0.6bn	£0.5bn

Looking forward

The regional aircraft leasing market remains challenging with new markets likely to be dominated by higher risk customers. Support revenues are dependent on maintaining aircraft in service and conversion of new customers to managed services such as power-by-the-hour contracts. Losses are expected to continue in this difficult market, albeit at levels lower than in the preceding two years.

During 2006, HQ and other businesses reported a loss of £147m (2005 £118m) and had an operating cash outflow[3] of £225m (2005 £79m). Of this, the reported loss for Regional Aircraft was £114m (2005 £95m), and operating cash outflow was £66m (2005 £73m).

Regional Aircraft

The regional aircraft leasing market continued to be impacted by high oil prices and over supply of aircraft. The leasing team was successful in securing extensions in 2006 to existing leases with both large established operators in Europe as well as new business in India, Nepal and the Middle East. Leases were also secured for a number of aircraft converted to freighter configuration with further demand expected. Other leasing opportunities continue to emerge although markets remain highly competitive.

Support revenues grew with a number of orders secured during the year for power-by-the-hour contracts and aircraft modifications.

The majority of the leasing business is underpinned by the Group's Financial Risk Insurance Programme (FRIP) which makes good shortfalls in actual lease income against originally estimated future income. These insurance arrangements are discussed in more detail in critical accounting policies on page 30 and in the risks and uncertainties section on page 32.

The Regional Aircraft results for the year include £37m for costs incurred in managing the leased aircraft portfolio and supporting the fleet, and £77m for provisions taken.

Aerostructures

In March 2006, the sale of the UK Aerostructures business to Spirit AeroSystems Inc. was completed, for a cash consideration of £80m. This disposal generated a profit of £11m arising from the resultant reduction of pension liabilities.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 restated following the sale of Airbus SAS

Key Performance Indicators (KPIs)

The Board uses a range of financial and non-financial performance indicators, reported on a periodic basis, to measure the Group's performance over time. These include:

Financial metrics:

To measure growth of the business:

- **Order intake** represents the value of funded orders received from customers in the period;
- **Order book** represents the balance of unexecuted, funded orders received from customers; and
- **Sales** represents the amounts derived from the provision of goods and services, and includes the Group's share of equity accounted investments' sales.

To measure performance of the business:

- **Underlying EBITA**[1] is used by the Group for internal performance analysis as a measure of operating profitability comparable over time;
- **Return on sales** represents underlying EBITA[1] divided by sales, expressed as a percentage; and
- **Operating business cash flow** represents net cash flow from operating activities after capital expenditure (net) and financial investment and dividends from equity accounted investments.

Further explanation of these Group financial KPIs for the years ending 31 December 2006 and 2005 are included on pages 26 to 30 within the financial review. In addition, individual business group financial KPIs are included within the business group reviews on pages 14 to 24.

In addition to the above, long-term contracts are managed through the application of mandated business processes at the operational level. These processes include the reporting of consistent metrics related to matters such as schedule and cost performance, risk mitigation and customer satisfaction. These metrics are consistently used by the Board and operational management in the review of contract performance.

Non-financial metrics:

The Board recognises its responsibilities to the Group's shareholders, employees, customers and suppliers, the wider community and to the environment. The following indicators are used by the Board and the Corporate Responsibility Committee to monitor the application of mandated policies and procedures with the objective of meeting the Group's responsibilities in these areas:

- **Health and safety management** (injuries and lost days): to minimise risk across our operations and drive continual performance improvement (see page 36);
- **Environment** (energy and water consumption, waste generation and greenhouse gas emissions): to ensure operational efficiency, regulatory compliance and minimising environmental impact (see page 36);
- **Ethics** (number of issues raised and investigated): to demonstrate that employees are aware of our ethical standards, and issues or concerns are being raised and addressed. Also, to measure how successful our ethics training is in ensuring that all employees are aware of the Group's ethical standards and policies (see page 36); and
- **Workplace** (employee opinion surveys and demographic information): to monitor the opinions of our employees as part of the development of a high performance culture across the Group and to increase diversity and broaden the culture to drive innovation and performance (see page 36).

The Board continues to adopt a progressive approach in the development of appropriate Group-wide metrics such that performance is monitored in a comparable and transparent way.

Order intake and order book (£bn)[2]


40
30
20
10
04
05
06
order intake
order book

Sales and return on sales (£bn and %)[2]




14
13
12
11
10
9
10.0
9.5
9.0
8.5
8.0
7.5
04
05
06
sales
return on sales

Underlying EBITA (£m)[1,2]


1,300
1,200
1,100
1,000
900
800
04
05
06

Operating business cash flow (£m)[2]


2,500
2,000
1,500
1,000
04
05
06

1 Since the adoption of IFRS the directors have calculated underlying earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (underlying EBITA) to eliminate the impact of an acquisition accounting entry required to remove the profit in acquired inventory. This allows the contribution from acquired businesses to be assessed on a consistent basis from the date of acquisition. This adjustment did not impact the results for 2006 (2005 £44m).

2 On a continuing basis.

Further historical financial information is presented on pages 124 and 125.

A year of continued growth

Summary income statement – continuing operations

	Year to 31 December 2006 £m	Restated[5] Year to 31 December 2005 £m
Sales[1]	**13,765**	12,581
EBITA[2]	**1,207**	909
Amortisation	**(105)**	(77)
Impairment	**(34)**	(45)
Net finance costs[1]	**(174)**	(196)
Taxation expense[1]	**(248)**	(147)
Profit for the year	**646**	444
Basic earnings per share	**19.9p**	13.9p
Underlying earnings[3] per share	**23.8p**	18.4p
Dividend per share	**11.3p**	10.3p

Business group summary

	2006				2005[5]			
	Sales[1] £m	EBITA[2] £m	Cash inflow/ (outflow)[4] £m	Order book[1] £bn	Sales[1] £m	EBITA[2] £m	Cash inflow/ (outflow)[4] £m	Order book[1] £bn
Electronics, Intelligence & Support	**4,007**	**429**	**273**	**3.4**	3,697	324	323	3.5
Land & Armaments	**2,115**	**168**	**137**	**4.9**	1,270	42	168	4.4
Programmes	**2,927**	**167**	**173**	**12.1**	2,819	133	285	12.3
Customer Solutions & Support	**3,180**	**477**	**289**	**6.0**	2,923	419	850	5.0
Integrated Systems & Partnerships	**1,748**	**113**	**158**	**5.8**	1,834	109	17	5.9
HQ and other businesses	**295**	**(147)**	**(225)**	**0.3**	471	(118)	(79)	0.6
Less intra-group	**(507)**	**–**	**–**	**(0.8)**	(433)	–	–	(0.9)
Discontinued businesses	**–**	**–**	**(23)**	**–**	–	–	373	–
	13,765	**1,207**	**782**	**31.7**	12,581	909	1,937	30.8

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
5 restated following the sale of Airbus SAS

Results for the year – continuing operations

Sales[1] increased 9% from £12,581m to £13,765m. Organic growth was 5%. Sales in the full year from the former United Defense activities, acquired in June 2005, were £1,670m (2005 £789m).

EBITA[2] increased 33% to £1,207m (2005 £909m). The growth includes the benefit of a full year's trading from the former United Defense activities, acquired in June 2005, which contributed EBITA[2] of £169m (2005 £60m) in the year. As reported at the half year, included within EBITA[2] is a £61m one-off accounting gain in the Electronics, Intelligence & Support business group arising from a reduction in the net pension liability following the changes to the calculation of final US pensionable salaries. Losses at Regional Aircraft amounted to £114m, these are reported within HQ and other businesses.

Return on sales (EBITA[2] adjusted for uplift on acquired inventories expressed as a percentage of sales) for the Group increased from 7.6% to 8.8%. Return on sales excluding the one-off pension gain referred to above was 8.3%.

Order book[1] increased to £31.7bn, primarily on US awards in the Land & Armaments business and on securing the Tornado ATTAC contract in CS&S.

Finance costs

Finance costs, including the Group's share of the finance costs of equity accounted investments, were £174m (2005 £196m). The underlying interest charge of £157m (2005 £191m) was increased by a net charge of £17m (2005 £5m) arising from pension accounting, marked-to-market revaluation of financial instruments and foreign currency movements.

Underlying interest cover based on EBITA[2] increased from 4.8 times to 7.7 times.

Taxation

The Group's effective tax rate for continuing operations for the year was 26% (2005 22%). The increase in the rate arises principally due to recognition in 2005 of an Australian deferred tax asset previously unrecognised.

Earnings per share

Underlying earnings[3] per share from continuing operations for 2006 increased by 29% to 23.8p compared with 2005.

Basic earnings per share, in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 43% to 19.9p (2005 13.9p).

Basic earnings per share in respect of discontinued operations amounted to 30.8p, primarily arising from the gain made on the disposal of the Group's 20% interest in Airbus to EADS (see note 10 to the Group accounts).

Dividend

The Board is recommending a final dividend of 6.9p per share (2005 6.3p), bringing the total dividend for the year to 11.3p per share (2005 10.3p), an increase of 9.7%.

The proposed dividend is covered 2.1 times by earnings[3] from continuing operations (2005 1.8 times) which is consistent with the policy of growing the dividend whilst maintaining a long-term sustainable earnings cover of approximately two times.

Discontinued operations

The results for discontinued operations are disclosed in note 9 to the Group accounts and relate to the disposal of the Group's shareholding in Airbus.

Capital structure

The Group funds its operations through a mixture of shareholders' funds and borrowing facilities, including bank and capital market borrowings. All the Group's material borrowings are arranged by the central treasury function and funds raised are lent onward to operating subsidiaries as required. The Group's objective is to ensure the continuity of competitively priced funding through borrowing from a range of markets and at varied maturities.

Details of the Group's debt are included in note 20 to the Group accounts. During 2006, the Exchangeable £676m 3.75% Bond matured and was repaid, and the Exchange Property, represented by the Group's holding in the ordinary share capital in Vodafone Group Plc, was sold (see note 15 to the Group accounts). The US$500m floating rate note was repaid in the year with no new long or medium-term debt raised. It remains the Group's intention to ensure the business is funded conservatively and to be proactive in accessing the bank and capital markets in achieving this aim.

Liquidity

At 31 December 2006, the Group had gross borrowings of £3.1bn (2005 £4.4bn). The decrease in level of gross borrowings in the year was predominantly as a result of the repayment of the Exchangeable £676m 3.75% Bond and the US$500m floating rate note.

In addition to its gross borrowings, the Group has a committed revolving credit facility (RCF) of £1.5bn, which is syndicated amongst the Group's core relationship banks, that is available to meet any general corporate funding requirement and supports the Group's commercial paper programme. The RCF was originally contracted for five years until 2010. However, it has been extended by the agreement of two one-year extensions until 2012, although the available amount for the final year has been reduced from £1.5bn to £1.3bn. The RCF remained undrawn throughout the year.

The Group had cash, short-term investments and non-current term deposits of £3,607m (2005 £3,215m) and cash on customers' account of £62m (2005 £53m) giving net cash of £435m (2005 net debt of

Sales - continuing operations (£bn)[1]


04
10.7
05
12.6

EBITA - continuing operations (£m)[2]

Year	£m
04	800
05	909
06	1,207

Exchange rates

The principal exchange rates impacting the Group are as follows:

	2006	2005
£/€ – average	**1.467**	1.462
£/$ – average	**1.844**	1.819
£/€ – year end	**1.484**	1.455
£/$ – year end	**1.957**	1.718

Financial review (continued)

£1,277m). Generally, excluding the impact of acquisition or disposal financing, the net debt of the Group is driven by operational performance, the level of receipts on the major contracts and the performance of the equity accounted investments. Historically, the net debt/cash position of the Group is usually at its best at the half and full year.

Cash flows

Cash inflow from operating activities was £778m (2005 £2,099m), which includes £441m one-off contributions into the UK pension schemes, representing cash of £199m and proceeds from the sale of property of £242m. A one-off contribution of $100m (£54m) was also made into the US pension schemes in December 2006.

Good conversion of EBITA[2] to operating business cash flow was delivered across the Group.

There was an outflow from net capital expenditure and financial investment of £141m (2005 £250m). This includes the receipt of £242m from the disposal of Group property to fund the additional contributions made to the UK pension funds (see note 22 to the Group accounts). Excluding this item, the underlying net capital expenditure and financial investment cash outflow was £383m (2005 £250m).

The resulting operating business cash inflow of £782m (2005 £1,937m) gave rise to free cash inflow, after interest, preference dividends and taxation, of £490m (2005 £1,758m).

The net cash inflow from acquisitions and disposals was £1,330m including the receipt of net proceeds of £1,212m from the October disposal of the Airbus shareholding.

Net cash of the Group at 31 December 2006 was £435m, a net inflow of £1,712m from the net debt position of £1,277m at the start of the year.

Insurance

The Group operates a policy of partial self-insurance, with a majority of cover placed in the external market. The Group continues to monitor its insurance arrangements to ensure the quality and adequacy of cover.

Credit rating

The Group subscribes to Moody, Standard & Poor's, and Fitch investors' service for its official publicised credit ratings. As at 31 December 2006, the Group's long-term credit ratings provided by these agencies were as follows:

Rating agency	Rating	Outlook	Category
Moody	Baa2	Stable	Investment grade
Standard & Poor's	BBB	Stable	Investment grade
Fitch	BBB	Stable	Investment grade

During the year the Group's outlook assigned by these agencies improved to stable, a positive development from the 'negative' outlook held at 31 December 2005 which was predominantly attributable to the increased gearing following the United Defense acquisition.

The Board continues to view the maintenance of an investment grade credit rating as important to the efficient operation of the Group's activities.

Reconciliation of cash flow from operating activities to net cash/(debt)

	Excluding one-off pension funding £m	One-off pension funding £m	2006 £m	2005 £m
Cash flow from operating activities	**1,273**	**(495)**	**778**	2,099
Capital expenditure (net) and financial investment	**(383)**	**242**	**(141)**	(250)
Dividends received from equity accounted investments	**145**	**-**	**145**	88
Operating business cash flow	**1,035**	**(253)**	**782**	1,937
Interest and preference dividends			**(207)**	(152)
Taxation			**(85)**	(27)
Free cash flow			**490**	1,758
Equity dividends paid			**(346)**	(315)
Acquisitions and disposals			**1,330**	(1,836)
Other non-cash movements			**(5)**	(52)
(Purchase)/issue of equity shares			**(71)**	373
Foreign exchange			**323**	(219)
Movement in cash on customers' account[6]			**(9)**	(35)
			1,712	(326)
Opening net debt as defined by the Group			**(1,277)**	(668)
Adoption of IAS 32 and IAS 39			**-**	(283)
Closing net cash/(debt) as defined by the Group			**435**	(1,277)
Analysed as:				
Term deposits – non-current			**4**	–
Other investments – current			**503**	634
Cash and cash equivalents			**3,100**	2,581
Loans – non-current			**(2,776)**	(3,534)
Loans – current			**(308)**	(815)
Overdrafts – current			**(26)**	(90)
Loans and overdrafts – current			**(334)**	(905)
Cash on customers' account[6] (included within trade and other payables)			**(62)**	(53)
Closing net cash/(debt) as defined by the Group			**435**	(1,277)

Underlying earnings[3] per share from continuing operations (pence per share)[7]


04
13.6
05
18.4
06
23.8

6 cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to Group performance

7 underlying earnings per share has been restated to exclude the results of Airbus SAS

Retirement benefit obligations

The movement in retirement benefit obligations during the year is as follows:

	£m
Deficit in defined pension plans at 1 January 2006	(5,306)
Decrease in liabilities due to changes in assumptions	473
Actual return on assets above expected returns	521
One-off contributions	733
Recurring contributions over service cost	131
Curtailment gains	113
Acquisitions/disposals	66
Other movements	102
Deficit in defined benefit pension plans at 31 December 2006	(3,167)
US healthcare plans	(35)
Total IAS 19 deficit	(3,202)
Allocated to equity accounted investments and other participating employers	774
Group's share of IAS 19 deficit	(2,428)

In June 2006, the Group announced it had agreed a programme of measures to address the funding deficit in its principal UK pension schemes. The measures included one-off contributions and agreed changes to the members' benefits to reduce future liabilities.

Following one-off contributions of £733m, comprising cash of £253m, property and deferred cash assets of £480m, higher than expected investment returns and an increase in real discount rates, the Group's share of the pension deficit decreased to £2,428m after allocation to equity accounted investments and other participating employers.

A net deferred tax asset of £778m is disclosed in note 8 to the Group accounts relating to the above deficit.

Further disclosure on the above is given in note 22 to the Group accounts.

Critical accounting policies

The Group's significant accounting policies are outlined in note 1 to the Group accounts (page 76). Not all of these significant accounting policies require management to make difficult, subjective or complex judgements or estimates.

The following is intended to provide an understanding of those policies that management considers critical because of the level of complexity, judgement or estimation involved in their application and their impact on the consolidated financial statements. These judgements involve assumptions or estimates in respect of future events, which can vary from what is anticipated. However, the directors believe that the consolidated financial statements reflect appropriate judgements and estimations and provide a true and fair view of our financial performance and position over the relevant period.

Retirement benefit plans
The Group accounts for post-retirement pension and healthcare plans in accordance with International Accounting Standard 19 Employee Benefits (IAS 19).

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits are earned by the employees. Actuarial gains and losses are recognised in full in the period in which they occur and are recognised in the statement of recognised income and expense. Past service cost is recognised immediately to the extent the benefits are already vested, or otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligation as adjusted for unrecognised past service cost and as reduced by the fair value of plan assets.

The main assumptions made in accounting for the Group's post-retirement plans relate to the expected return on investments within the Group's plans, the rate of increase in pensionable salaries, the rate of increase in the retail price index, the mortality rate of plan members and the discount rate applied in discounting liabilities. For each of these assumptions there is a range of possible values and, in consultation with our actuaries, management decides the point within that range that most appropriately reflects the Group's circumstances. Small changes in these assumptions can have a significant impact on the size of the deficit calculated under IAS 19.

The reported IAS 19 net pension deficit, including healthcare plans, at 31 December 2006 is £2.4bn (2005 £4.1bn). Liabilities decreased due to one-off company contributions of cash and assets of £733m, together with a reduction in pension liabilities from revised retirement benefits. The remainder of the decrease was primarily attributable to an increase in discount rates and higher than expected return on assets.

The Group has allocated an appropriate share of the pension deficit to the equity accounted investments and other participating employers using a consistent and reasonable method of allocation which represents, based on current circumstances, the directors' best estimate of the proportion of the deficit anticipated to be funded by these entities. The Group's share of the pension deficit allocated to the equity accounted investments is included on the balance sheet within equity accounted investments.

The valuing of assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time has no impact on short-term cash contributions to the pension plans. These funding requirements are derived from separate independent actuarial valuations.

Additional details concerning the Group's retirement benefit plans are given in note 1 and note 22 to the Group accounts.

Contract revenue and profit recognition
The majority of the Group's defence activities are conducted under long-term contract arrangements and are accounted for in accordance with IAS 11 Construction Contracts. Revenue is recognised on such contracts based on the achievement of performance milestones. No profit is recognised on contracts until the outcome of the contract can be reliably estimated.

Financial review (continued)

Profit is calculated by reference to reliable estimates of contract revenue and forecast costs after making suitable allowance for technical and other risks related to performance milestones yet to be achieved.

Owing to the complexity of many of the contracts undertaken by the Group the cost estimation process requires significant judgement and is based upon the knowledge and experience of the Group's engineers, project managers, finance and commercial professionals and using the Group's contract management processes. Factors that are considered in estimating the cost of work to be completed and ultimate profitability of the contract include the availability and productivity of labour, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, performance of subcontractors and availability and access to government-furnished equipment.

Cost and revenue estimates and judgements are reviewed and updated at least quarterly and more frequently as determined by events or circumstances. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Contract costs comprise directly attributable costs including an allocation of direct overheads. Indirect overheads are only regarded as contract costs when their recovery is explicitly allowed for under the terms of the contract. Indirect costs are otherwise treated as a period cost and are expensed as incurred. Material changes in one or more of these estimates, whilst not anticipated, would affect the profitability of individual contracts.

Where goods are supplied under arrangements not considered to represent construction contracts, sales are recognised when the significant risks and rewards of ownership have been transferred and the related revenue and costs can be measured reliably.

Where services are rendered, sales are recognised when the stage of completion of the services and the related revenue and costs can be measured reliably.

Additional details concerning the Group's revenue recognition policy are in note 1 to the Group accounts.

Intangible assets
In accordance with IFRS 3 Business Combinations (IFRS 3), goodwill arising on acquisition of subsidiaries is capitalised and included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in equity accounted investments. IFRS 3 also requires the identification of other acquired intangible assets. The techniques used to value these intangible assets are in line with internationally used models but do require the use of estimates which may differ from actual outcomes. Future results are impacted by the amortisation period adopted for these items and, potentially, any differences between estimated and actual circumstances related to individual intangible assets.

Goodwill is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. The impairment review calculations require the use of estimates related to the future profitability and cash-generating ability of the acquired business. Additional details concerning the Group's treatment of intangible assets and impairment reviews are given in note 1 to the Group accounts.

Regional Aircraft valuations
The Group holds a number of regional aircraft on its balance sheet. These aircraft are leased to airline operators. In addition, the Group has provided residual value guarantees (RVGs) in respect of certain regional aircraft sold. The aircraft held on balance sheet are subject to regular impairment testing comparing their carrying value with estimates of the future net rental inflows. To the extent that rental income is not contracted, estimates of future income levels are made.

Provisions related to the RVGs are measured as the difference between amounts payable to customers and the estimated fair value of the aircraft. The fair value of these aircraft is determined through independent appraisal valuations using specific data such as aircraft model, age and condition, and the market conditions for specific aircraft and similar models. These valuations inherently require a number of judgements and assumptions to be made.

The Group holds insurance cover through the Financial Risk Insurance Programme (FRIP) contracted for in 1998 that makes good shortfalls in actual income against estimated future income used for the valuation of the majority of the on-balance sheet aircraft and a number of the aircraft where residual value guarantees have been granted. The value of this cover to the Group takes account of the actual net income generated by these aircraft, over a significant period of time. Accordingly, the Group is required to make estimates of the future net income for these aircraft to assess the value of this cover.

The assumptions and judgements used to determine the values of these aircraft and any related impairment charges, adjustments to provision levels and the assessed value of the FRIP cover reflect the best estimate of the current circumstances.

The Group has granted residual value guarantees in respect of aircraft sold of which £191m remains outstanding (2005 £460m). After taking account of the FRIP and independent appraisal valuations it is considered that the Group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the residual values of the related aircraft.

Additional details concerning the Group's aircraft financing contingent liabilities are given in note 24 to the Group accounts.

This section addresses the principal risks to which the Group is exposed, which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources of the Group.

The Group is dependent on defence spending and any reductions in such spending could adversely affect the Group.
The Group's core businesses are primarily defence-related, selling products and services directly and indirectly primarily to the US, the UK and Saudi Arabian governments. In any single market, defence spending depends on a complex mix of political considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Because of these factors, defence spending may be subject to significant fluctuations from year to year. In addition, downturns in broad economic trends in the markets in which the Group operates may result in decreases in defence purchases by the Group's major customers.

Certain parts of the Group's business are dependent on a small number of large contracts.
A significant proportion of the Group's revenue comes from a small number of large contracts. These contracts individually are typically worth or potentially worth £1bn or more including, but not limited to, those contracts in the Programmes business group. The loss, expiration, suspension, cancellation or termination of any one of these contracts, for any reason, could have a material adverse effect on the Group's future results of operations and financial condition.

The Group has fixed-price contracts.
A significant portion of the Group's revenues are derived from fixed-price contracts, although the Group has reduced its exposure to fixed-priced design and development activity which is in general more risk intensive than fixed-price production activity. An inherent risk in these fixed-price contracts is that actual performance costs may exceed the projected costs on which the fixed contract prices were based. The Group's failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-priced contract may reduce the profitability of a fixed-price contract or cause a loss.

To mitigate contract-related risks and uncertainties, contracts are managed through the application of the Group's mandated Lifecycle Management business process at the operational level and the consistent application of metrics is used to support the review of individual contract performance.

The Group's largest customer contracts are government contracts.
The governments of the United Kingdom, the United States and the Kingdom of Saudi Arabia are the Group's three largest end customers. Any significant disruption or deterioration in the relationship with these governments and a corresponding reduction in government contracts would significantly reduce the Group's revenues. Moreover, companies engaged in the supply of defence-related equipment and services to government agencies are subject to certain business risks particular to the defence industry. These governments could unilaterally cancel, suspend or amend their contractors' funding under existing contracts or eligibility for new contracts potentially at short notice. In addition, the Group, as a government contractor, is subject to financial audits and other reviews by some of its governmental customers with respect to the performance of, and the accounting and general practices relating to, government contracts. As a result of these audits and reviews, costs and prices under these contracts may be subject to adjustment.

The US government usually appropriates funds for a given programme on an annual basis, even though contract performance may take more than one year. Consequently, at the outset of a major programme, the contract is usually only partially funded and additional monies are normally committed to the contract by the procuring agency as appropriations are made by the US government for future fiscal years. The termination of one or more of the contracts for the Group's programmes by the US government, or the failure of the relevant agencies to obtain expected appropriations for the Group's programmes, could have a material adverse effect on the Group's future results of operations and financial condition.

The timing of contracts could materially affect the Group's future results of operations and financial condition.
The Group's operating performance and cash flows are dependent, to a significant extent, upon the timing and amounts of defence contracts and the work performed thereunder. Because the amounts payable under these contracts can be substantial, the award or completion of one or more contracts, the timing for manufacturing and delivery of products under these contracts or the failure to receive anticipated orders could materially affect the Group's operating results and cash flow for the periods affected.

The Group is exposed to risks inherent in operating in a global market.
BAE Systems is a global company which conducts business in a number of regions, including the Middle East, and, as a result, assumes certain risks associated with businesses with a broad geographical reach. In some countries these risks include, and are not limited to, the following: government regulations and administrative policies could change quickly and restraints on the movement of capital could be imposed; governments could expropriate the Group's assets; burdensome taxes or tariffs could be introduced; political changes could lead to changes in the business environment in which the Group operates; and economic downturns, political instability and civil disturbances could disrupt the Group's business activities. The occurrence of

Risks and uncertainties (continued)

any such events could have a material adverse effect on the Group's future results of operations and financial condition.

Addressing this exposure the Group has a balanced portfolio with six home markets and we are considering opportunities in new high-growth markets.

The Group is subject to export controls and other restrictions.
A portion of the Group's sales is derived from the export of its products. Many of the products the Group designs and manufactures for military or dual use are considered to be of national strategic interest. The export of such products outside of the jurisdictions in which they are produced may be subject to licensing and export controls and other restrictions where many of the Group's activities are located. No assurance can be given that the export controls to which the Group is subject will not become more restrictive, that new generations of the Group's products will not also be subject to similar or more stringent controls, or that political factors or changing international circumstances will not result in the Group being unable to obtain necessary export licences. Reduced access to export markets could have a material adverse effect on the Group's future results of operations and financial condition.

Addressing this exposure the Group has formal systems and policies in place to ensure adherence to regulatory requirements and to identify any restrictions that could adversely impact the Group's future activities.

The Group's business is subject to significant competition.
Most of the Group's businesses are focused on the defence industry and subject to competition from multinational firms with substantial resources and capital and many contracts are obtained through a competitive bidding process. The Group's ability to compete for contracts depends to a large extent on the effectiveness and innovation of its research and development programmes, its ability to offer better programme performance than its competitors at a lower cost to its customers, and the readiness of its facilities, equipment and personnel to undertake the programmes for which it competes.

Additionally, in some instances, governments direct to a single supplier all work for a particular programme, commonly known as a sole-source programme. Although governments have historically awarded certain programmes to the Group on a sole-source basis, they may in the future determine to open such programmes to a competitive bidding process.

Government contracts for defence-related products can, in certain countries, be awarded on the basis of home country preference. Therefore, other defence companies may have an advantage over the Group for some defence-related contracts on the basis of the jurisdiction in which they are organised, where the majority of their assets are located or where their officers or directors are located.

Although the Group expects growth in US defence spending to slow, the Group believes it is well placed to support the US Department of Defense's likely emphasis on force sustainment and affordable transformation. The UK defence equipment budget is expected to continue to be constrained, having potential implications for the sustainability of long-term funding for future defence technologies and engineering capabilities in the UK.

In the event that the Group is unable adequately to compete in the markets in which it operates, the Group's business and results of operations may be adversely affected.

The Group's strong global market positioning, balanced portfolio, leading capabilities and performance continue to address this risk.

The Group is involved in consortia, joint ventures and equity holdings where it does not have control.
The Group participates in various consortia, joint ventures and equity holdings, exercising varying and evolving degrees of control. While the Group seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement is inherent in any jointly controlled entity, and particularly in those entities that require the unanimous consent of all members with regard to major decisions, and that specify restricted rights.

The Group is exposed to funding risks in relation to the defined benefits under its pension schemes.
The Group operates certain defined benefit pension schemes. At present, in aggregate, there is an actuarial deficit between the value of projected liabilities of these schemes and the value of the assets they hold. The Group is making contributions towards deficits in line with agreements reached with the respective scheme trustees based on the recommendations of actuaries. The amount of the deficits may be further affected by a number of factors including declines in investment returns and changes in interest rates, which may require the Group to increase the amount of cash contributions to these schemes, thereby reducing cash available to meet the Group's other obligations or business needs.

The Group has experienced growth through acquisitions. Anticipated benefits of acquisitions may not be realised.
The Group has experienced growth through acquisitions and continues to pursue acquisitions in order to meet its strategic objectives. Integrating the operations and personnel of acquired businesses is a complex process. The Group may not be able to integrate the operations of acquired businesses with its operations rapidly or without encountering difficulties. The diversion of the attention of management to the integration effort and any difficulties encountered in combining operations could adversely affect the Group's business. The failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of the Group, could have a material adverse effect on the Group's business, future results of operations or financial condition.

Addressing this exposure the Group has an established methodology in place to deliver the effective integration of acquisitions.

The Group holds a number of regional aircraft on its balance sheet and has provided residual value guarantees in respect of certain aircraft sold.
The Group holds a number of regional aircraft on its balance sheet. These aircraft are leased to airline operators. In addition, the Group has provided residual value guarantees (RVGs) in respect of certain regional aircraft sold.

Values of regional aircraft are impacted by a wide range of factors including the financial strength of regional aircraft operators, market demands for regional aircraft and the impact of economic factors on aircraft operating costs.

Reductions in the valuations of these aircraft could result in impairment charges against the on-balance sheet aircraft or additional provisions against the guarantees given.

The Group holds insurance cover through the Financial Risk Insurance Programme (FRIP) contracted for in 1998 that makes good shortfalls in actual income against estimated future income used for the valuation of the majority of the on-balance sheet aircraft and a number of the aircraft where RVGs have been granted.

At the end of 2006, the anticipated income from the FRIP was £250m on a net present value basis. This may increase further if outstanding residual value guarantees are exercised by the airlines or if there are further reductions in market lease rates.

In 2006, some FRIP reinsurers asserted claims that they were entitled either to terminate, or to be discharged from, liability under their reinsurance contracts. Having raised formal arbitration proceedings, reinsurers subsequently decided, in January 2007, that they would not pursue these claims. Arbitration proceedings are however ongoing in relation to various other claims advanced by reinsurers. These claims will be vigorously defended.

The Group is subject to risk from a failure to comply with laws and regulations.
The Group's operations are subject to numerous domestic and international laws, regulations and restrictions, and non-compliance with these laws, regulations and restrictions could expose the Group to fines, penalties, suspension or debarment, which could have a material adverse effect.

The Group has contracts and operations in many parts of the world and operates in a highly regulated environment. The Group is subject to numerous UK, US and other laws and regulations, including, without limitation, regulations relating to import-export controls, money-laundering, false accounting, anti-bribery and anti-boycott provisions. From time to time, the Group is subject to government investigations relating to its operations.

Failure by the Group or its sales representatives, marketing advisers or others acting on its behalf to comply with these laws and regulations could result in administrative, civil or criminal liabilities and could result in significant fines and penalties and could result in the suspension or debarment of the Group from government contracts for some period of time or suspension of the Group's export privileges.

Addressing this exposure the Group has mandated policies and procedures to help ensure that employees act with the highest ethical standards and comply with relevant laws and regulations. In particular, all dealing with sales representatives and marketing advisers are governed by detailed compliance procedures, the application of which is monitored by a dedicated compliance function.

In 2004 the UK Serious Fraud Office and Ministry of Defence Police commenced an investigation into suspected false accounting and corruption. The investigation is wide ranging and concerns a number of jurisdictions and contractual arrangements.

In December 2006, the Serious Fraud Office discontinued the investigation in so far as it related to Saudi Arabia. The Group continues to co-operate fully with the investigation.

The Group is exposed to volatility in currency exchange rates.
The global nature of the Group's business means it is exposed to volatility in currency exchange rates in respect of foreign currency denominated transactions, the translation of net assets and the translation of income statements of foreign subsidiaries and equity accounted investments. The Group is exposed to a number of foreign currencies, the most significant being the US dollar.

In order to protect itself against currency fluctuations, the Group's policy is to hedge all material firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The Group aims, where possible, to apply hedge accounting treatment for all derivatives that hedge material foreign currency exposures.

The Group does not hedge the translation effect of exchange rate movements on the income statement or balance sheet of overseas subsidiaries and equity accounted investments it regards as long-term investments. Hedges are, however, undertaken in respect of investments that are not considered long-term or core to the Group.

The Group's gross debt, after the impact of foreign currency swaps, was 52% (2005 58%) denominated in sterling and 48% (2005 42%) denominated in US dollars.

Additional risks and uncertainties currently unknown to the Group, or which the Group currently deems immaterial, may also have an adverse effect on the financial condition or business of the Group.

Further information on how the Group manages risk through the activities of the Audit Committee is included on page 48.

The principal resources the Group uses to achieve its strategic objectives are its people, relationships with customers, intellectual property and capital. The Group's capital structure is explained on page 27 of the financial review and people, relationships with customers and intellectual property are discussed below.

People

The Group employs 79,000 people in its subsidiaries with a further 10,000 employed in joint ventures.

The workforce encompasses a broad range of skills and experience delivering a full range of products and services for air, land and naval forces as well as advanced electronics, information technology solutions and customer support services.

The Group aims to get the best from its employees by treating them with respect, creating a supportive and diverse workplace and giving them opportunities for development. This helps the Group attract and retain highly talented people who can deliver the products and services customers need.

Performance Centred Leadership (PCL) is the Group's performance management and leadership development framework, founded on world-class methodologies that focus on delivering performance through effective leadership behaviours and competencies. The process was applied to 600 leaders at its launch in 2000 and is now deployed to over 6,000 executives globally across all of the Group's home markets. It ensures that the Group's strategic objectives are realised through a clear flow-down of objectives and a strong link between achievement of an individual's personal objectives and reward.

Further details on the approach to employee engagement and development are detailed on pages 35 to 40 in the Corporate Responsibility section of this report.

Relationship with customers

The Group regards the relationship with its customers as a key discriminator in a competitive industry. The Group's customers primarily comprise government agencies and armed forces of countries around the world together with other defence and aerospace prime contractors. In many cases these relationships extend over decades and span the full product and service lifecycle from the initial concept definition, through the system development phase, into production and then on to support for the system in service.

Throughout this lifecycle the Group engages extensively with its customers and undertakes customer satisfaction surveys as part of its drive for continuous performance improvement.

Increasingly contracts are being awarded for the delivery of a capability, rather than just a product. Reflecting this new approach, traditional customer relationships are evolving into long-term partnerships with governments and their armed forces.

Intellectual property

Intellectual property is created every day, in every part of the Group, and can take many forms, not only tangible products but also 'know how' developed over the years. The Group protects this intellectual property, so that full benefit is retained and returns made from the investment in research and development, and technological innovation are protected.

The Group files patent applications covering more than 100 new inventions each year in support of its global businesses, and has a total portfolio of patents and patent applications covering more than 1,500 inventions worldwide.

BAE Systems recognises its responsibilities to its shareholders, the people it employs, its customers and suppliers, the wider community and the environment.

Highlights of our progress and performance across all areas of our social, ethical and environmental responsibilities during 2006 are detailed below. Further information and supporting data can be found in our Corporate Responsibility Report or on our website www.baesystems.com.

Strategy and direction

Corporate Responsibility (CR) in BAE Systems is based on good business practice and continual improvement. Our CR framework has been developed through analysis of potential risk to our business, key stakeholder interest and feedback, and the extension and evaluation of existing practices.

Over the last four years we have progressed from communicating existing policies and practices to the use of the external reporting process and stakeholder feedback so as to evaluate the effectiveness and subsequent development of those processes.

A sustainable CR agenda must be based upon both the communication and effective deployment of our policies and practices as a means of challenging the Group to ensure we are delivering on our commitment to high performance and continual improvement, consistent with Group strategy, which is to be the premier global defence and aerospace company.

The implication of this global agenda on our CR strategy is to broaden the number of companies against which we benchmark our performance and to look wider than local impacts to develop our position on global issues.

Key development areas for 2007 concern ethics, safety and environment and their impact on our reputation. This will include our response to climate change and a more formal approach to product stewardship. The UK defence sector is evolving from being product orientated to a through-life capability model and this, in conjunction with our global aspirations, will require us to align both culture and capabilities to take the Group forward.

Governance of CR

The board of directors has overall responsibility for the governance of CR matters within the Group. Specific responsibility has been assigned to the CR Committee of the Board. All members of this Committee are non-executive directors and comprise Peter Weinberg, Professor Sue Birley, Sir Nigel Rudd and Phil Carroll.

Reputation is vital to the long-term sustainability of all companies. The CR Committee is central to the Board's oversight of the critical non-financial issues that are fundamental to the Group's reputation. The Committee is responsible for reviewing and monitoring the processes the Group uses to manage social, environmental and ethical risk, as well as supporting the Board in the approval of strategy and policy in this area.

The Committee is supported by the Group Legal Director, Audit Director, Group HR Director and Director of Corporate Responsibility.

Non-financial metrics

The Board recognises its responsibilities to the Group's shareholders, employees, customers and suppliers, the wider community and the environment. The indicators on page 36 are used by the Board to monitor the application of mandated policies and procedures with the objective of meeting the Group's responsibilities in these areas.

Commentary on progress against these indicators is summarised on pages 37 to 39 and a full analysis of the data is included in our Corporate Responsibility Report.

Monitoring our performance

We monitor our CR performance through sector benchmarking. In 2006 BAE Systems maintained its position in both the Dow Jones Sustainability World Index and the pan-European Dow Jones STOXX Sustainability Index.

Our total score for 2006 was 77%, this being the highest score reached in our specific industry sector and considerably higher than the sector average of 47%.

The total score is an average of three dimension scores (see below).


Economic Dimension 69%
Social Dimension 80%

With the continued growth of our US business we also monitor our performance within the Pacific Sustainability Index, which analyses and ranks the environmental and sustainability reporting of all the companies in the aerospace and defence sector listed on the Fortune Global 500 and Fortune 1000 list. BAE Systems was ranked third of the 18 companies in that sector.

Roberts Environmental Center – Pacific Sustainability Index

	BAE Systems score %	Industry average score %
Environmental Intent	80	46
Environmental Reporting	69	31
Environmental Performance	19	8
Social Intent	89	43
Social Reporting	65	31
Social Performance	41	11
Overall Score	**67**	**32**

Key performance indicators (KPIs)
We use a range of non-financial performance indicators to measure the Group's performance over time.

		2006	2005	2004	2003
Health and safety[1] (per 100,000 employees)					
Major accidents		**47**	55	61	56
Days lost to work-related injuries		**10,204**	8,774	9,126	12,658
Total injuries to BAE Systems' employees		**4,788**	6,009	7,969	11,181
Environment[1,2]					
Energy use (Gwh)		**1,742**	1,767	1,321	1,279
CO_2 emissions (million tonnes)		**0.57**	0.58	0.49	0.4
Waste ('000 tonnes)		**105**	57	345	540
Waste recycled ('000 tonnes)		**66**	37	67	437
Volatile organic compound emissions (tonnes)		**742**	610	241	341
Water use (million m^3)		**40**	36	46	72
Ethics					
Ethics enquiries		**410**	367	616	206
Diversity					
Gender diversity:	Male employees	**80%**	81%	80%	81%
	Female employees	**20%**	19%	20%	19%
Ethnic diversity:	White	**87%**	88%	92%	92%
	Non-white	**13%**	12%	8%	8%
Age diversity[3]:	under 25	**6.6%**	6.6%	5.9%	7.5%
	26 to 35	**18.2%**	18.4%	14.7%	16.2%
	36 to 49	**42.6%**	43.3%	40.8%	37.6%
	50 to 59	**25.9%**	25.3%	20.8%	19.0%
	60+	**6.7%**	6.4%	5.2%	4.6%

1 the increases shown for 2006 reflect the expansion of our business in the US in 2005 to include the former United Defense and Ship Repair businesses (2006 is the first full reporting year). This particularly affects the safety risk profile and use of resources. We will be aiming to reduce the impact of each individual business year on year.
2 recalculated to include 2005 acquisitions
3 2003 and 2004 figures do not include data for Saudi Arabia

Employee opinion survey

Positive changes (top 4)

Question	% favourable 2006	Change from 2004
I have access to the training I need to be productive in my current position	68	10
I have confidence in the job being done by the senior management of BAE Systems	52	9
I would recommend BAE Systems to others as a good place to work	68	6
I understand how my job contributes to my Business Unit/Line of business in achieving its business plan	84	6

Negative changes (worst 4)

Question	% favourable 2006	Change from 2004
Poor individual performance issues are addressed effectively where I work	33	-3
I am supported and encouraged to make my own decisions	74	-3
In my team we get regular feedback on how satisfied customers are with the work we perform	54	-2
My immediate manager/team leader lets me know how I am doing on an ongoing basis	56	-2

Workplace

The Group employs 79,000 people in its wholly owned businesses across five continents, the majority being based in the UK and the US, with a significant presence in Australia, Saudi Arabia, South Africa and Sweden.

To deliver the products and services our customers require we need to attract and retain a highly talented workforce. We do this with a focus on a high performance culture which, in addition to setting out goals and objectives, also defines the behaviours we expect of our employees.

2006 Objectives
In 2006 two workplace-related objectives were set as part of the leadership objectives for the Group's senior executives (other CR-related leadership objectives are discussed in context in subsequent sections).

- Reflect gender diversity on leading university courses in our choice of graduate trainees through a focused recruitment plan.
- Resolve 75% of employee grievances in the UK at local level (i.e. drive solutions to employee issues through effective local management).

Progress
Diversity
We met our target to recruit at least an equal proportion of female graduates to that seeking a career in engineering. Over the year, 12% of our UK and 20% of our US engineering graduate recruits were women.

Our Group HR Director, Alastair Imrie, is our senior Gender Champion with a remit to raise awareness of potential barriers to the career progress of women in the Group and to identify ways to address those potential barriers.

Recognising that the Group's senior leadership plays a significant role in influencing behaviours, a number of our senior female managers represented the Group at events such as the International Women of Excellence and the International Women's Forum. Junior female employees also attended these events as participants. An outcome of this representation was the initiative to establish a women's network at our Submarines site at Barrow in the UK as a pilot to assess the potential to develop further network groups elsewhere across the business.

A workshop was held with senior female managers from the UK Ministry of Defence to discuss barriers to gender progression within the respective organisations and to explore mutual areas to address.

The Group sponsors science education events targeted at young women including the UK 2006 Women Into Science and Engineering (WISE) event for 13-14 year-old girls.

Respect at work
97% of employee grievances in the UK were resolved at a local level during 2006. Only one complaint required a corporate level investigation under the Group's Respect at Work policy. This indicated improved management and resolution of issues at a local level. In the UK, we have continued to work closely with the DTI and AMICUS on the Dignity At Work partnership. This year the partnership launched research into the impact of bullying in the workplace and hosted several high-profile events to raise awareness of this important issue.

Employee recognition
The Group rewards employee excellence and innovation through the Chairman's Awards Scheme. Over 3,000 nominations were received for 2006, recognising over 17,000 employees from around the world. From those, 6 Gold, 54 Silver and over 100 Bronze awards were awarded across the three categories of Innovation, Transferring Best Practice, and Enhancing Customer Performance.

Training and development
In the UK employees completed 38,000 e-learning courses (equating to 24,000 hours of online training time). Many courses are run in partnership with colleges and universities. In the US we have invested in employee development and recent executive appointments from within our leadership ranks demonstrate career growth opportunities. Two new CEO-sponsored leadership programmes were introduced in 2006 and were delivered to more than 600 executives in the US and UK.

Employee engagement
In 2006, more than 45,000 employees took part in our bi-annual global Employee Opinion Survey (EOS). Overall the results were encouraging with clear improvement reported against 2004 performance.

The greatest areas of improvement were in career development and rewards, trust in leadership and engagement. The most negative score related to employee perceptions as to how 'poor performers' are managed. While this reflects the high standards our employees expect, it is an issue of concern which the Group's Executive Committee has committed to improve in 2007 (see table on page 36).

2007 Objectives
The specific CR objectives agreed by the Board for the Chief Executive and Group's Executive Committee for 2007 are:

- In each of the home markets, move towards establishing a workforce reflective of the national average in terms of gender mix and ethnic diversity, taking into account variations by region and industrial sector.
- 85% of employee grievances under the UK 'Respect at Work' policy to be resolved through local discussion without escalation to the corporate investigation process.



Insyte participated in the Women Into Science and Engineering (WISE) scheme. The scheme aims to promote science, engineering, technology (SET) and construction as suitable career choices for girls and women.



Naval Ships held Learning at Work Days at our Filton and Govan sites where employees were given health advice, learned new skills and were encouraged to take up new hobbies.

They also launched an Everyday Skills programme which offers courses on basic IT, communication, literacy and numeracy.

Ethics

We are committed to meeting the highest ethical standards in our relationships with others. We will not tolerate unethical behaviour or attempts to improperly influence the decisions of customers or suppliers. Unethical behaviour is wrong, could lead to loss of business, seriously damage our reputation and leave the Group and its employees open to criminal sanction.

2006 Objectives
In 2006 two objectives specifically relating to ethics were set within the leadership objectives.

- Meet the standards defined in our internal assurance statement (for ethical issues, the minimum acceptable score within our assurance process is confirmation of compliance with all applicable laws and standards).
- Develop, pilot and roll out ethics training to all employees in the UK and Australia.

Progress
Meeting our standards
The Group has training and awareness programmes to ensure employees understand our policies and the standards expected of them.

We provide training on our anti-bribery programme to managers from marketing, commercial, procurement, finance, customer support and other functions. On completing the training, employees are required to sign a statement confirming they will comply with our policies and will report any issues of concern. This training is mandatory for all senior employees and for those employees involved in dealings with marketing advisers.

Awareness and training
A survey of UK employees undertaken in 2005 showed that although our employees regard the Group as ethical, awareness of our ethical standards and helpline was low. In 2006 we introduced new online training for all UK employees covering: What is Business Ethics and Why is it Important to Me?, Why Following the Law is not Enough, and Examples of Ethics in the Workplace.

Employees must complete a test at the end of the course to measure understanding of the issues raised during the training. A DVD and classroom training package was used for employees who did not have ready access to a computer. Both training packages were introduced and endorsed by our Chief Executive.

By the end of 2006 80% of UK employees had successfully completed the training. Plans are in place to ensure the remaining 20% complete the training early in 2007. We missed our target to also train all employees in Australia during 2006 but intend to roll out the training to all employees in Australia, Saudi Arabia, South Africa and Sweden during 2007.

In the US, all employees completed refresher training on our workplace harassment, ethics policies, and ethical decision making. All employees receive annual training on ethics-related topics. This year all employees viewed a new ethics video called *Playing With Fire: Abuse and Intimidation in the Workplace.*

We held our annual conference for BAE Systems Ethics Officers in Baltimore, US. More than 50 participants from the US, the UK and Sweden were joined by speakers from the US Department of Defense and the Ethics Resource Center. Experts led training sessions on ethics investigations and regulations on harassment and violence in the workplace.

During 2006 we also held ethics training for the Board and Executive Committee, debating and agreeing the role of leadership in ensuring high ethical standards throughout the Group.

Monitoring and compliance
In 2006, 62 enquiries were made to our UK ethics helpline and worldwide e-mail address. These covered a variety of topics, but primarily concerned workplace issues and acceptable IT Use policy. In the US, there were 348 formal enquiries (including 186 requiring formal investigation) to ethics officers via our helpline, post, e-mail or visits to the ethics office.

50 employees were dismissed for reasons relating to unethical behaviour during 2006. Reasons for dismissal included misuse of company IT, fraud and threatening behaviour.

Working with others
In July 2006 BAE Systems and other UK defence companies established the UK Defence Industry Anti-corruption Forum, to share good practice on ethics and anti-corruption programmes. Members of the Forum met twice in 2006 and heard from a range of speakers including the Institute of Business Ethics, ICC (UK), Transparency International (UK) and law firms, Linklaters and Bryan Cave LLP.

In the US we are a signatory to the Defense Industry Initiative on Ethics and Business Conduct, and a sponsoring partner of the Ethics and Compliance Officers Association.

2007 Objectives
The specific CR objectives agreed by the Board for the Chief Executive and Group's Executive Committee for 2007 are:

- Initial ethics awareness training to be completed by new employees within one month of joining the Group.
- Initial ethics awareness training to be implemented for all employees within three months of the completion date of any acquisition.
- A survey to be undertaken to evaluate effectiveness of the 2006 UK Ethics training package with implementation of agreed corrective actions.

Our ethical principles are:

Accountability: We are personally answerable for our conduct and actions

Honesty: There is no substitute for the truth

Integrity: We say what we do, we do what we say

Openness: When questions are asked, we will be frank and straightforward in our answers

Respect: We value and treat each individual with dignity and thoughtfulness

Safety, health and environment

The health and safety of our employees, contractors and engagement with the communities around our facilities is of primary importance to BAE Systems.

We recognise the risks associated with the variety of operations we conduct and aim to minimise these as far as possible. All sites are required to comply with our safety, health and environment policy and to demonstrate continual improvement in performance though the setting of targets. Performance is reviewed through our business assurance processes and overseen by the Executive Committee and the CR Committee on behalf of the board of directors.

Our environment policy and framework is focused on preventing or controlling environmental impacts and minimising waste (or consumption when related to energy and water). All our major manufacturing sites are certified to the international environmental management standard ISO 14001.

2006 Objectives
We recognise the role of leadership in driving high standards of safety, health and environment performance and, accordingly, a number of leadership objectives in 2006 related to this area.

- Meet our safety, health and environment targets (performance improvement criteria appropriate to risk established for each individual business).
- Exceed the safety performance commitments made to the UK Health and Safety Executive (HSE).

Progress
Targets were set against individual business issues and all businesses included safety, health and environment in their quarterly business reviews. The overall performance on safety reflects the good performance against those targets.

Compared with 2005 both the overall number of accidents and the number of serious accidents decreased in 2006. The majority of our businesses continue to demonstrate improvements (i.e. reductions) in the days lost to work-related injuries indicating both a reduction in the number of accidents and length of time for rehabilitation back into the workplace. The increase indicated in the table on page 36 reflects the inclusion of a full year of data for our US Ship Repair business and does not therefore indicate a significant deterioration.

The commitments made as part of the UK government's 'Revitalising Health & Safety' initiative have been exceeded; we have already met targets for performance.

Partnership with the UK HSE
We continued our partnership project with the UK HSE and other large UK manufacturers. The project, named Large Organisation Partnership Pilot (LOPPs), aims to raise safety standards in UK manufacturing sites.

In 2006 a joint team of BAE Systems' managers, trade union safety representatives and the HSE developed key performance indicators (KPIs) in six areas: work at height; control of contractors; hand-arm vibration; work in confined spaces; slips and trips; and manual handling.

The KPIs are used by our businesses to monitor and improve performance through an audit programme. Eight of our UK sites were audited against the relevant topic standard during 2006. Only one audit failed. Improvement actions were put in place and a follow-up audit confirmed that corrective actions had been implemented.

We are communicating the output of these audits to all UK businesses through news bulletins, office and workshop talks and a training DVD. Employees can also access the information on our LOPPs website. We will continue to use the audit programme as part of our drive for high performance across all areas of safety, health and environment.

Environment
The environment data shown on page 36 reflects the numerous changes to our business and activity over the last four years. We monitor trends at an individual site level and continue to see reductions in both water and energy consumption.

The overall data now includes the former United Defense businesses and these account for the increases in consumption. Whilst the use of natural resources is driven by the growth of our business we remain committed to delivering ongoing operational efficiencies and improvements in this area. Further breakdown and explanation of our environmental data for our main operating regions are provided in our full CR Report.

Waste Electrical and Electronic Equipment (WEEE) Directive
The WEEE Directive became effective in January 2007 requiring producers of certain electronic equipment to account for end of life disposal. During 2006 we conducted reviews to assess the impact of this Directive and put in place measures to monitor and manage the issue going forward.

2007 Objectives
The specific CR objectives agreed by the Board for the Chief Executive and Group's Executive Committee for 2007 are:

- To achieve an improved position relative to 2006.
- Establish, where practical, appropriate industry benchmarks for each line of business to monitor performance and establish targets to move towards best in class.
- Group performance (lost days metric) to be better than relevant industry average.
- Continue to achieve an improvement year on year in injuries/lost working time.



Our Customer Solutions & Support business group this year achieved the international health and safety standard OHSAS 18001 for all its UK businesses. New safety, health and environment (SHE) 'passport' training was introduced for all employees, as well as SHE training specifically for senior executives. A distance learning health and safety course was also put in place for our Saudi employees.



Electronics & Integrated Systems is working with the US Federal Transit Administration (FTA) to develop hydrogen fuel cell technology for city buses. Fuel cells generate electricity cleanly and quietly, like a battery. Fuelled by hydrogen, their only by-products are water and heat, so they do not contribute to climate change.

Education and community

Education, specifically in the fields of science and engineering, is extremely important to the future sustainability of our business.

The number of students enrolling in engineering and technology courses has fallen considerably in recent years. We are concerned that in the future there will be too few candidates with the skills our business, and the engineering sector in general, needs. We therefore invest worldwide in a range of programmes which support and encourage young people into science and engineering.

We also have a structured programme for support to charities and encourage our employees to support their local communities through fundraising and volunteering.

Education
In Australia, Saudi Arabia, the UK and the US we run an education programme to encourage young people at all stages of their education to take an interest in science and technology.

United Kingdom
Over 350 employees (known as ambassadors) visit schools to help with engineering projects and to give careers advice.

Our schools road show is designed to encourage children to think about a career in engineering before making subject choices at 14. The 2006 road show visited 100 schools, involving 10,000 children aged 9 to 13 in performances and workshops. In 2006 our education programme was awarded a Business in the Community 'Big Tick' Award and was a finalist in the Opportunity Now Awards.

We participated in Enterprise Week 2006 delivering a schools road show performance at an Enterprise in Education conference.

We have strategic partnerships with 20 colleges and universities to support research and improve graduate recruitment.

BAE Systems has made a commitment to be one of the 'corporate champions' behind the British Council's UK India Education & Research Initiative. The Initiative, which was launched last year by the Prime Minister, is designed to strengthen education and business links between the UK and India. As part of our commitment we will be supporting links between schools in Brough in the UK with Bangalore in India, an exchange of best practice in vocational training and an innovative research project on Unmanned Aircraft Vehicles linking Leicester University with the Indian Institute of Science at Bangalore.

United States
We sponsor a number of programmes to support science and technology across the US. Our scholarships to colleges and universities have enabled hundreds of students to take technical courses.

In 2006 this support included: providing project challenges and mentors to Penn State's Learning Factory – an innovative and nationally recognised programme that has multi-disciplinary student teams working on industry-sponsored projects; sponsorship of Science and Technology Way at Maryland Day – an open house showcase held at the University of Maryland; and the sponsorship of the annual Rube Goldberg Machine Contest held at Purdue University.

Saudi Arabia
BAE Systems' long association with academia from the Kingdom of Saudi Arabia has continued with the funding of research carried out by Saudi lecturers in the UK.

Following completion of the four-year Saudi government campaign to establish national vocational skill standards, backed by BAE Systems, the Group sponsored a conference on the next round of challenges facing those in the vocational training establishment in meeting the needs of the Saudi labour market.

The Saudi-British sports co-operation programme, which began in 1987, had its most active year to date in 2006. This BAE Systems managed project is geared to the raising of standards and the introduction of new sports, and takes as a main aim the education of administrators, medical practitioners, coaches and others who will stimulate the development of the sector.

Australia
In Australia, BAE Systems supports a wide range of school and university programmes, offering sponsorship and mentoring programmes, with the aim of inspiring young people to become involved in engineering. These projects included sponsorship of South Australia's Engineering Week and Super Science Sunday, involvement with the Doxa Youth Foundation mentoring programme; and the support for the Young Achievement Australia Business Skills Programme.

Community
Employee involvement
In the 18 months to September 2006, our global employee fundraising scheme, Charity Challenge, raised £8m. This was donated primarily to the Stroke Association in the UK, the National Heart Foundation in Australia and The American Cancer Society in the US. Over the same period, employees volunteered 10,500 days of their own time. Our partner charities for the next 18-month campaign will be Macmillan Cancer Support in the UK, the Australian Cancer Council and the Alzheimer's Association in the US.

Company giving
In 2006 our total global community investment was £8,223,160. This figure includes cash and in-kind donations as well as our direct support for education.

We are a member of the London Benchmarking Group (LBG) and use their agreed methodology to evaluate our annual community contributions.



Many remote communities in the Peruvian Amazon have no access to medical services. Five years ago, Naval Ships employees converted a former Royal Navy boat into the Amazon Hope, a floating hospital, which extended a lifeline to these communities. In 2006, Submarines employees helped create a sister medical vessel for the region.



Platform Solutions is helping to prepare young people for life after school by partnering with the Medway Education Business Partnership (MEBP), a charity working to improve the links between schools and businesses. Our employees donate money and time and this year 11 employees mentored students from schools.

42 Board of directors
44 Corporate governance
51 Remuneration report
66 Directors' report
68 Statement of directors' responsibilities

Chairman

1. Dick Olver FREng [3,4]
Appointed Chairman on 1 July 2004. A civil engineer, Dick Olver joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed deputy group chief executive of BP in 2003, stepping down from that position when he assumed the chairmanship of BAE Systems. Dick Olver chairs the Board's Nominations Committee and the Non-Executive Directors' Fees Committee. He is a non-executive director of Reuters Group plc, a Fellow of the Royal Academy of Engineering and a member of the Royal Academy and the Trilateral Commission.
Appointed: 2004 Age: 60

1 member of the Audit Committee
2 member of the Corporate Responsibility Committee
3 member of the Nominations Committee
4 member of the Non-Executive Directors' Fees Committee
5 member of the Remuneration Committee

Executive directors

2. Mike Turner CBE [4]
Chief Executive
Appointed Chief Executive in 2002, having been a Chief Operating Officer since 1999. He is a non-executive director of Lazard Limited and a former non-executive director of Babcock International Group Plc and The Peninsular and Oriental Steam Navigation Company (P&O).
Appointed: 1994 Age: 58

3. Chris Geoghegan
Group Executive Director
Appointed to the Board in 2002 as a Chief Operating Officer he is now Group Executive Director responsible for Businesses. He was formerly responsible for the Group's Airbus operations and, in 2000, was appointed Group Managing Director of the Avionics business. He is President of the Society of British Aerospace Companies.
Appointed: 2002 Age: 52

4. Walt Havenstein [4]
Chief Operating Officer, US
Appointed to the Board on 2 January 2007, he is President and CEO of BAE Systems, Inc. He was previously President of the Company's US-based Electronics & Integrated Solutions business. He was President of the Sanders defence electronics business prior to it being acquired by the Company from Lockheed Martin in 2001. A graduate of the US Naval Academy, he served 12 years in the US Marine Corps.
Appointed: 2007 Age: 57

5. Ian King
Chief Operating Officer, UK and Rest of World
Appointed to the Board on 1 January 2007, he was previously Group Managing Director of the Company's CS&S business and, prior to that, Group Strategy and Planning Director. Immediately prior to the BAe/MES merger he was Chief Executive of Alenia Marconi Systems, having previously served as Finance Director of Marconi Electronic Systems and of Marconi Defence Systems. He is a non-executive director of Rotork plc.
Appointed: 2007 Age: 50

6. Steve Mogford
Group Executive Director
Appointed to the Board in 2000 as a Chief Operating Officer he is now Group Executive Director responsible for leading the Company's drive for the restructuring of the Naval Ships and Submarines industry in line with the Defence Industrial Strategy. He has held a number of senior positions within the Group. He is a non-executive director of Carillion plc.
Appointed: 2000 Age: 50

7. George Rose
Group Finance Director
Appointed Group Finance Director in 1998. Prior to joining the Company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.
Appointed: 1998 Age: 54



1 2 3 4 5 6 7

Non-executive directors

8. Professor Sue Birley [2,5]
Formerly Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic posts at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc. Professor Birley chairs the Board's Remuneration Committee.
Appointed: 2000 Age: 63

9. Phil Carroll [2,3]
Appointed to the Board in 2005, Phil Carroll is a former chairman and chief executive of Fluor Corporation and a former president and chief executive of Shell Oil Company Inc. He was appointed by the US Department of Defense in 2003 to serve as the first Senior Adviser to the Iraqi Ministry of Oil. He is a former non-executive director of Scottish Power plc.
Appointed: 2005 Age: 69

10. Dr Ulrich Cartellieri [1]
Ulrich Cartellieri served as a member of the Managing and subsequently the Supervisory Board of Deutsche Bank AG for over 20 years until 2004. He was also a member of the International Advisory Committee of the Federal Reserve Bank of New York. He is currently a director of Robert Bosch GmbH and is a past chairman of Karstadt AG and a past deputy chairman of Siemens AG.
Appointed: 1999 Age: 69

11. Michael Hartnall [1]
Formerly finance director of Rexam plc, prior to which he held senior positions with a number of manufacturing companies. He is also a non-executive director of Lonmin plc and a former non-executive director of Elementis plc. Michael Hartnall chairs the Board's Audit Committee. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Appointed: 2003 Age: 64

12. Sir Peter Mason KBE [1,3]
Non-executive chairman of Thames Water and a non-executive director of Acergy S.A. Formerly chief executive of AMEC plc, executive director of BICC plc, chairman and chief executive of Balfour Beatty Limited and chief executive of Norwest Holst Group PLC. Sir Peter Mason has been nominated the Board's Senior Independent Director.
Appointed: 2003 Age: 60

13. Roberto Quarta [5]
Appointed to the Board in 2005, Roberto Quarta is a partner in the private equity firm Clayton, Dubilier & Rice, in connection with which he serves as chairman of Rexel SA and Italtel. He was previously chairman and chief executive of BBA Group, an executive director of BTR plc and a non-executive director of PowerGen plc and Equant NV.
Appointed: 2005 Age: 57

14. Sir Nigel Rudd [2,5]
Appointed to the Board on 10 September 2006. Currently chairman of Alliance Boots Group PLC and Pendragon plc and deputy chairman of Barclays PLC. Until recently, he was chairman of Pilkington plc. He also holds a number of other public appointments including chairman of the CBI's Boardroom Issues Group. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Appointed: 2006 Age: 60

15. Peter Weinberg [2,5]
Appointed to the Board in 2005, Peter Weinberg is a partner at Peretta Weinberg Partners, a financial services firm. He was previously chief executive officer of Goldman Sachs International and co-head of the Partnership Committee, and prior to that was co-head of the Global Investment Banking Division. He joined Goldman Sachs in 1988 and became a partner in 1992. Peter Weinberg chairs the Board's Corporate Responsibility Committee.
Appointed: 2005 Age: 49

Each of the eight non-executive directors listed above is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Company Secretary
David Parkes



8 9 10 11 12 13 14 15

Our governance framework

As Chairman my principal duty is to ensure that BAE Systems is headed by an effective board that is accountable to shareholders for the Company's performance.



Dick Olver
Chairman

In this section of the Annual Report, I and my fellow directors report on how we discharge our duties, both individually and collectively, for the good governance of the Company. I will begin by drawing together some of the highlights and important themes of the work undertaken by the Board in the last year.

In 2006 we continued to push forward in developing the work that the Board undertakes and one of our priorities for the year was senior management succession planning. This is a fundamental task for all large company boards and one that is widely seen as being critical to the long-term success of a company. Last year I reported to shareholders that we had reviewed our succession planning tools and work had been undertaken to understand the 'critical competencies' that we require in our senior executives. From this work we developed an externally facilitated programme for 50 of our most senior executives. The results from this were presented to the Nominations Committee, together with information from other executive performance review processes. This gave the committee the information it required to make informed decisions about the overall strength of our management resource, the depth of talent available against the key management positions and to make recommendations on individual appointments. This was of great assistance in agreeing the appointment of two new executive directors.

During 2006 the Nominations Committee agreed that the Board would benefit from the knowledge and experience of an additional non-executive director with large UK company experience. I am therefore very pleased that we were able to appoint Sir Nigel Rudd to the Board in September. He brings a wealth of industrial management and boardroom experience which complement the skill and knowledge that our other non-executives bring to the Board. Following his appointment, there are eight non-executive directors (excluding myself) and six executive directors on the Board.

The Board is responsible for setting goals and objectives for the Company and monitoring performance against these. I reported last year on the formation of the Centre for Performance Excellence (CfPE), a small strategic team reporting to the Chief Executive and helping to drive performance improvement across the Company. The suite of performance metrics developed by the CfPE was used to inform the Board about performance during the year and we are encouraged by the progress made in this area.

It is important that we have clear alignment between executive pay and the Company's performance during the year. To help ensure that we achieve this alignment the Remuneration Committee and I have been working with the Chief Executive on refining the process we use for setting and measuring performance against the non-financial measures used to determine the level of annual bonus payable to the executive directors. These non-financial measures account for 25% of the maximum bonus.

We have just completed our third formal performance evaluation as required by the Combined Code – all of which have been facilitated externally. As Chairman, I find the evaluation process a very powerful tool in helping me do my job of overseeing the development of the Board and looking at how we can do things better. I meet with directors on a one-to-one basis and use feedback from the evaluation to inform them of their own performance and to discuss any areas for improvement. Similarly, each year I receive feedback from our Senior Independent Director, Sir Peter Mason, on my own performance as Chairman.

One of the objectives we set ourselves following last year's evaluation was to conduct in-depth succession planning as well as developing senior leadership bench strength. As reported, I think we have made great strides in this area. We also wanted to broaden the scope of director training and development and in 2006 we focused on long-term contract accounting and also the cultural and political background to certain overseas markets. Finally, in line with our commitment to provide ethics training to all employees, the whole board participated in an ethics awareness session.

Last year we agreed that we should refine how the Board helps to develop and agree

Board performance evaluation – changes for 2006

2006 Achievements

- Conducted in-depth succession planning and reviewed bench strength among senior management leading to the appointment of two new executive directors.
- Broadened the scope of director development to include ethics and long-term contract accounting training.
- Continued the Board's involvement in strategy development and increased focus on longer-term strategic challenges and opportunities.

Looking ahead in 2007

- Continue the work started in 2006 on succession planning, with a focus on the support and development of the next generation of senior executives and also the identification and enhancement of the Group's management bench strength.
- Develop further the work the Board has initiated on financial performance monitoring, and looking at project and programme KPIs in more detail.
- Build on current non-financial performance monitoring, including the Corporate Responsibility Committee's focus on corporate reputation issues.
- Provide additional opportunities for non-executive directors to meet to discuss issues independently and with the Chief Executive.

the Company's strategy. We have further evolved the process during the year and I believe we have a sound basis for the development of Group strategy that is facilitated by a central team, draws on the knowledge of senior management across the Company and is subject to robust analysis and challenge by the Board. A sound understanding of our capabilities, our markets and the dynamics of these markets is the essential bedrock on which the Board can make decisions – time taken in this work pays dividends when important strategic decisions need to be taken.

Involvement in the development of strategy and the prosecution of strategy through merger and acquisition activity is the high tempo, and for many the most interesting, part of a board's work. However, it is important that a balance is maintained between this work and the equally important role a board has in overseeing the effectiveness of controls and ensuring that risks to the business are understood and managed. This work has a lower tempo but a more regular beat. The Board and its committees have an annual programme of work dealing with supervisory matters. I recognise that it is my job to ensure we get the balance right between the various elements that a board needs to cover.

Last year Sir Christopher Hogg, in his capacity as Chairman of the Financial Reporting Council (the body charged with overseeing the UK's Combined Code on Corporate Governance), met with a large number of UK company chairmen, myself included. He was interested to hear our views on corporate governance matters and the Combined Code in particular. I welcomed this opportunity and agreed with the overall findings as reported by Sir Christopher, which included the following:

"...Chairs were adamant that the Code had not been too detrimental to their Boards' focus on strategy. It had increased the amount of time required from non-executive directors, but it had simply raised the bar of their job specification..."

I agree wholeheartedly with this and recognise the challenge in ensuring the BAE Systems Board meets the demanding performance requirements set by shareholders and ourselves. I believe that the bar has been raised for all listed company boards and that we must be diligent in ensuring that we measure up to the governance obligations and expectations of our shareholders and other stakeholders.

Dick Olver
Chairman

21 February 2007

Applying the Principles of the Combined Code on Corporate Governance

The Board has structured its activities so as to incorporate the main and supporting principles in the UK's Combined Code, recognising these to be a sound statement on accepted good practice for a company such as BAE Systems. The core activities of the Board and its committees are documented and planned on an annual basis forming the basic structure within which the Board operates. The directors are required to provide entrepreneurial leadership for the Company relying on the business skills and judgement that each director possesses. The governance structure recognises this essential human element and the role of the Chairman in ensuring that decisions are made by the directors within a framework of prudent and effective controls.

The Board has adopted a document, the Board Charter, which states certain principles to guide the activities of the Board and details of the roles of the Chairman, Chief Executive and the Senior Independent Director. The Charter also contains a statement of the matters reserved for the Board and the terms of reference of the Board's committees. The governance principles reflect the main and supporting principles contained in the Combined Code and cover the following:

- Strategy – reviewing and agreeing strategy.
- Performance – monitoring the performance of the Group and evaluating the Board's performance.
- Standards and Values – setting values and standards to guide the affairs of the Group.
- Oversight – ensuring that an effective system of internal controls is in place, that the Board receives timely and accurate information on the performance of the Group and that the Board's authority is properly delegated where necessary.
- People – ensuring that appointments to the Board are managed effectively and that the Group has the necessary depth and quality of management resource.

A copy of the Board Charter can be found on the Company's website, or alternatively, can be obtained from the Company Secretary.

Compliance with the Provisions of the Combined Code

Compliance statement

The Board was compliant with the provisions of the Combined Code on Corporate Governance throughout 2006 and up to the date of this report.

The Board

The Board comprises a non-executive chairman, eight non-executive directors and six executive directors. In addition to his appointment as Chairman, Dick Olver is also a non-executive director of Reuters Group plc. Up until 30 September 2006 he was also a non-executive director and deputy chairman of TNK-BP.

Two non-executive directors will be retiring in 2007. Ulrich Cartellieri will be retiring from the Board on 26 September and Sue Birley will be retiring immediately after the Company's Annual General Meeting on 9 May 2007. The Nominations Committee has initiated a search for suitable candidates with a view to ensuring that the composition of the Board continues to comprise eight non-executive directors.

The Board considers all of the non-executive directors, with the exception of the Chairman, to be independent for the purposes of the Combined Code. Each of these directors has been identified on pages 42 to 43 of this report.

Peter Weinberg was appointed to the Board in 2005 and at the time was a senior director of Goldman Sachs Inc., an investment bank that provides services to BAE Systems.

The Board addressed the issue of his independence prior to his appointment in light of provision A.3.1 of the Combined Code concerning the possible existence of a 'material business relationship' between the director and the company or between the company and a party with which the director is a major shareholder, senior employee, partner or director. The Nominations Committee and the Board have reviewed Mr Weinberg's independence and continue to believe that he is independent for the purposes of the Combined Code, notwithstanding the past relationship with Goldman Sachs. The reasons for reaching this conclusion remain as previously stated, that is:

- Goldman Sachs is a large organisation with many clients. BAE Systems is therefore just one of many clients it has worldwide and the fees earned from its relationship with the Company represented a very small part of its total revenues. As a consequence, the Board believes that the relationship between the Company and Goldman Sachs does not represent 'a material business relationship'.
- Prior to his appointment to the Board Mr Weinberg had had no involvement with BAE Systems and none of the executive directors or the Chairman had had any business dealings with him.

Mr Weinberg ceased to be associated with Goldman Sachs in 2006.

In 2006 the Board was scheduled to meet seven times and in addition spent one day reviewing strategy. Additional Board meetings

The attendance by individual directors at meetings of the Board and its committees in 2006 was as follows:

Director	Board	Audit Committee	Corporate Responsibility Committee	Nominations Committee	Remuneration Committee	Non-Executive Directors' Fees Committee
Prof S Birley	8 (8)	–	3 (3)	–	7 (7)	–
Mr P Carroll	8 (8)	–	3 (3)	6 (6)	–	–
Dr U Cartellieri	8 (8)	5 (5)	–	–	–	–
Mr M J Hartnall	8 (8)	5 (5)	–	–	–	–
Mr C V Geoghegan	8 (8)	–	–	–	–	–
Mr M Lester	8 (8)	–	–	–	–	1 (1)
Sir Peter Mason	8 (8)	5 (5)	–	6 (6)	–	–
Mr S L Mogford	8 (8)	–	–	–	–	–
Mr R L Olver	8 (8)	–	–	6 (6)	–	1 (1)
Rt Hon M Portillo[1]	3 (3)	1 (1)	–	–	–	–
Mr R Quarta	8 (8)	0 (1)[3]	–	–	7 (7)	–
Mr M H Ronald	8 (8)	–	–	–	–	1 (1)
Mr G W Rose	8 (8)	–	–	–	–	–
Sir Nigel Rudd[2]	1 (2)	–	0 (1)	–	0 (1)	–
Mr M J Turner	8 (8)	–	–	–	–	1 (1)
Mr P Weinberg	8 (8)	–	3 (3)	–	6 (7)	–

Figures in brackets denote the maximum number of meetings that could have been attended.

1 retired from the Board on 4 May 2006

2 appointed to the Board on 10 September 2006

3 in attendance at four additional meetings when not a member of the Committee

Corporate governance

are called as required and in total the Board met eight times in 2006. For 2007 eight meetings have been scheduled.

The Board has appointed Sir Peter Mason as the Senior Independent Director.

The Company's Articles of Association require that all new directors seek re-election to the Board at the following Annual General Meeting (AGM). In addition, all directors are required to stand down and seek re-election to the Board at least once every three years.

The Board has set out in the Notice of Annual General Meeting (enclosed with this report) their reasons for supporting the re-election of those directors seeking re-election at the forthcoming AGM.

Internal Control

The Board has conducted a review of the effectiveness of the Group's system of internal controls, including financial, operational and compliance controls and risk management systems, in accordance with the Turnbull guidance.

BAE Systems has developed a system of internal control, which has been in place throughout 2006 and to the date of this report, that encompasses, amongst other things, the policies, processes and behaviours that, taken together, seek to:

- facilitate the effective and efficient operation of the Company by enabling it to respond appropriately to significant operational, financial, compliance and other risks that it faces in carrying out its business;
- assist in ensuring that internal and external reporting is accurate and timely and based on the maintenance of proper records supported by robust information gathering processes; and
- assist in ensuring that the Company complies with applicable laws and regulations at all times and also internal policies in respect of the standards of behaviour and conduct mandated by the Board.

Reporting within the Company is structured so that key issues are escalated through the management team ultimately to the Board if appropriate. The Operational Framework provides a common framework across the Company for operational and financial controls. The business processes detailed within the Operational Framework draw on global best practice and their application is mandated across the organisation. Lifecycle Management (LCM) is such a process and promotes the application of best practice programme execution and facilitates continuous improvement across the Group. It considers the whole life of projects from inception to delivery into service and eventual disposal, and its application is critical to our capability to deliver these projects to schedule and cost.

Further key processes are Integrated Business Planning (IBP), Quarterly Business Reviews (QBR) and Performance Centred Leadership (PCL). The IBP, approved annually by the Board, results in an agreed long-term strategy for each business group, together with detailed near-term budgets. The QBRs, chaired by the Chief Operating Officers, evaluate progress against the IBP and business performance against objectives, measures and milestones. PCL drives business success by linking individual goals with the wider goals of the organisation, enabling employees to understand how their own success contributes to the success of the whole business.

Whilst the quality of the control processes is fundamental to the overall control environment, the consistent application of these processes is equally important. The consistent application of world-class control processes will remain one of management's prime objectives and, likewise, the monitoring of performance in this area will continue to be a key responsibility for the Audit Committee and the Board.

The Company is committed to the protection of its assets, which include human, property and financial resources, through an effective risk management process, underpinned, where appropriate, by insurance.

The Internal Audit team independently reviews the risk identification procedures and control processes implemented by management. It provides objective assurance as to the operation and validity of the systems of internal control through a programme of cyclical reviews, making recommendations for business and control improvements as required.

The Board has delegated to the Audit Committee responsibility for reviewing in detail the effectiveness of the Company's system of internal controls. Having undertaken such reviews, the Committee reports to the Board on its findings so that the Board as a whole can take a view on this matter. In order to assist the Audit Committee and the Board in this review, the Company has developed the Operational Assurance Statement (OAS) process. This has been subject to regular review over a number of years, which has resulted in a number of refinements being made.

The OAS requires that each part of the business completes a formal review of its compliance against the Operational Framework, including operational and financial controls and risk management processes. The review is signed off by the managing director of every line of business and relevant functional directors. The OAS is completed every half year and includes a formal assessment of business risk.

The overall responsibility for the system of internal control within BAE Systems rests with the directors of the Company. Responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

In line with any system of internal control, the policies and processes that are mandated in the Operational Framework are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The responsibility for internal control procedures with joint ventures and other collaborations rests, on the whole, with the senior management of those operations. The Company monitors its investments and exerts influence through Board representation.

Going Concern

After making due enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Relations with shareholders

The Company has a well developed investor relations programme managed by the Chief Executive and Finance Director. In addition, the Chairman is in regular contact with major shareholders and looks to keep them informed of progress on corporate governance. In order to assist in developing an understanding of the views of major shareholders, the Company commissions each year a survey of investors undertaken by external consultants. The results of the survey are presented to the Board.

The Company maintains a comprehensive Investor Relations website that provides, amongst other things, information on investing in BAE Systems and copies of the presentation materials used for key shareholder presentations. This can be accessed via the Company's website, www.baesystems.com.

The AGM provides all shareholders with the opportunity to develop their understanding of the Company and ask questions on the matters put to the meeting including this report and accounts. All shareholders are entitled to vote on the resolutions put to the AGM and, to ensure that all votes are counted, the Company's Articles of Association requires that a poll is taken on all the resolutions in the Notice of Meeting. The results of the votes on the resolutions will be published on the Company's website.

Audit Committee Report



Michael Hartnall
Audit Committee
Chairman

Members:
Michael Hartnall (Chairman)
Dr Ulrich Cartellieri
Sir Peter Mason

Roberto Quarta, a non-executive director, attends all meetings of the Committee. However, he is not a member of the Committee as the provisions of the Company's Articles of Association require that a majority of the members of all Board committees are British nationals. This requirement would not be met if Mr Quarta and Dr Cartellieri, both non-UK nationals, were members. Michael Portillo was a member of the Committee from the start of the year until his retirement from the Board on 4 May 2006.

Responsibilities

- **Reviewing the effectiveness of the Company's financial reporting, internal control policies and procedures for the identification, assessment and reporting of risk.**
- **Monitoring the role and effectiveness of the Internal Audit function including approving the appointment or removal of the Head of Internal Audit.**
- **Considering and making recommendations to the Board on the appointment of the Auditors.**
- **Keeping the relationship with the Auditors under review, including the terms of their engagement and fees, their independence and their expertise, resources and qualifications.**
- **Monitoring the integrity of the Company's financial statements.**
- **Reviewing significant financial reporting issues and judgements.**

The full terms of reference of the Audit Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance

The Board has established an Audit Committee the terms of reference of which comply with the requirements of the Combined Code. The Committee is chaired by Michael Hartnall who is a chartered accountant and has recent experience of serving as a finance director of a major UK listed company. All members of the Audit Committee are independent non-executive directors. The Committee normally asks the Company's Chief Executive, Finance Director, Internal Audit Director and Auditors to attend its meetings. However, during the year the Committee did meet with no executive directors present and has also met with just the Audit Director present and just the Auditors present.

The Committee met five times in 2006. The Committee has agreed an annual programme of matters to be covered and has asked that at least one of the scheduled meetings be hosted by one of the Company's businesses to allow the Committee to meet local management and discuss audit risk and control processes.

Activities

Since the beginning of 2006 the Audit Committee has undertaken the following in order to discharge its responsibilities:

- reviewed the financial statements in the 2005 and 2006 report and accounts and the interim report issued in September 2006. As part of this work the Committee received a report from the Auditors on their audit of the annual reports and accounts and review of the interim report;
- reviewed the output from the Group-wide process used to identify, evaluate and mitigate risks;
- reviewed the effectiveness of the Company's internal controls and disclosures made in the annual report and accounts on this matter;
- reviewed and agreed the approach and scope of the audit work to be undertaken by the Auditors;
- considered a report from the Auditors on their review of the effectiveness of controls across the Company and received a report on management action taken in response to work undertaken by the Auditors in 2006;
- agreed the fees to be paid to the Auditors for their audit work in 2006;
- undertook an evaluation of the performance of the Internal Audit function;
- undertook an evaluation of the performance of the Auditors;
- agreed a programme of work for the Company's Internal Audit function;
- received a report from the Internal Audit Director on the work undertaken by Internal Audit and management responses to proposals made in the audit reports issued by the function during the year;
- received presentations on the Company's tax affairs;
- reviewed proposals concerning the contents of the 2006 report and accounts;
- reviewed the circular sent to shareholders concerning the proposed disposal of the Company's interest in Airbus;
- received a presentation on changes to the law concerning the disclosure of information to auditors and agreed processes aimed at ensuring compliance with these regulations; and
- reviewed the Committee's terms of reference.

The Committee recognises that one of its key responsibilities is reviewing the risks to the Company's performance and the security of its assets. Twice a year the Committee reviews the output from the group process that is used to identify and evaluate risk, this process also reports on the elimination or mitigation of risk and the relative level of risk within the Group. This information is verified by the Internal Audit function and made available to the Auditors.

The Committee has formally reviewed whether there are any factors that may prejudice the independence of the Auditors. Part of this review involved the receipt of a letter from KPMG Audit Plc confirming that they believed they remained independent within the meaning of the regulations on this matter and their professional standards. The Committee recognises that in addition to the statutory audit work undertaken by the Company's Auditors there will be certain work of a non-audit nature that is best undertaken by the Auditors. It believes that, provided suitable controls are in place, doing this work does not compromise the independence of the Auditors. The Committee has agreed the following rules to control the nature and quantity of non-audit work undertaken by the Auditors:

- any non-audit work to be undertaken by the Auditors for fees in excess of £250,000 requires the authority of both the Group Finance Director and the Chairman of the Audit Committee;
- no partner/director of the Auditor's worldwide audit team is to be employed by the Company within two years of the conclusion of a relevant audit;
- no qualified member of the worldwide audit team at manager level or below is to be employed by the Company without the approval of the Group Finance Director; and
- no partner/director of the Auditors not associated with the audit is to be employed by the Company without the approval of the Group Finance Director and the Chairman of the Audit Committee.

The Committee believes that it is not appropriate to manage the level of non-audit fees by reference to a specific ratio of audit to non-audit fees but rather it looks to ensure that any non-audit work is subject to robust procurement processes and awarded subject to the guidelines detailed above.

The Committee has adopted a programme of undertaking a major review of the Company's Auditors every three years and in the years in between undertaking a review to monitor their performance. A major review was completed at the beginning of 2006 and a review has been undertaken recently to monitor ongoing performance. On the basis of this work, the Committee recommended to the Board that it support the re-appointment of KPMG Audit Plc as the Company's Auditors. The Board agreed with this recommendation and consequently a resolution to this effect will be put to shareholders at the Company's AGM.

The Chairman of the Committee reports to the Board on the proceedings of all Committee meetings and the minutes of all meetings are made available to Board members.

On behalf of the Audit Committee

Michael Hartnall
Audit Committee Chairman

21 February 2007

Nominations Committee Report



Dick Olver
Nominations Committee Chairman

Members:
Dick Olver (Chairman)
Phil Carroll
Sir Peter Mason

Responsibilities

- **Reviewing regularly the structure, size and composition of the Board and making recommendations to the Board on any changes desirable.**
- **Identifying and nominating for the Board's approval suitable candidates to fill vacancies for non-executive and, with the assistance of the Chief Executive, executive directors.**
- **Plan for the orderly succession of new directors to the Board by regularly reviewing the Company's management resources and key executive succession plans.**
- **Recommending to the Board the membership and chairmanship of the Audit and Remuneration committees.**

The full terms of reference of the Nominations Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance

The Board has established a Nominations Committee that is chaired by the Chairman of the Company, Dick Olver. Whilst he is not deemed to be independent, the other two members of the Committee are independent non-executive directors. The Committee met six times in 2006.

Activities

The Committee's key objective is to ensure that the Board comprises individuals with the requisite skills, knowledge and experience to ensure that it is effective in discharging its responsibilities.

Work was initiated in 2005 aimed at ensuring that the Committee had quality information on which to draw conclusions about the strength of the Company's management resource and to assist in agreeing succession plans for senior managers. As reported on page 45, this work provided the Committee with good-quality information on management resources and enabled it to complete an in-depth review of succession plans for the most senior positions in the Company. This comprehensive review of the Group's management resource was externally facilitated and provided in-depth analysis of over fifty senior executives and individual competencies for key roles.

Combined with other performance management processes, this work was used to develop and validate the detailed succession plans that have been developed for the Group's senior executive positions. In addition, the succession planning work overseen by the Committee provided useful information on the quality and depth of the Group's management resources. The Committee will continue to review succession plans on a regular basis, informed by the output from the rigorous processes that are in place.

Following the conclusion of the executive management processes in September 2006, the Board made two Chief Operating Officer appointments, with Walt Havenstein being appointed to lead the US businesses and Ian King to lead the rest of the business, including the UK.

Having agreed that the Board would benefit from additional large UK company experience the Committee engaged external search consultants to assist in identifying suitable candidates. As a result, Sir Nigel Rudd was identified as an excellent fit for the agreed candidate profile and in due course was nominated by the Committee to join the Board.

Following Sir Nigel's appointment, the Committee nominated him to join the Remuneration Committee. This was agreed by the Board.

On behalf of the Nominations Committee

Dick Olver
Nominations Committee Chairman

21 February 2007

Corporate Responsibility Committee Report



Peter Weinberg
Corporate
Responsibility
Committee
Chairman

Members:
Peter Weinberg (Chairman)
Professor Sue Birley
Phil Carroll
Sir Nigel Rudd

Responsibilities

- **Assist the Board in overseeing the development of strategy and policy on social, environmental and ethical matters.**
- **Monitor and review the Company's performance in managing social, environmental, ethical and reputational risk. Specifically, the Committee shall review whether appropriate policies, systems and metrics are in place relating to workplace, community, environment and marketplace issues. These shall include, but shall not necessarily be restricted to, health and safety, workplace policies, responsible supply chain management, environmental impact, business ethics and compliance with law and regulation.**
- **Review the Company's Corporate Responsibility Report, prior to approval of the report by the Board.**
- **Oversee and support key stakeholder engagement on social, environmental and ethical issues.**
- **The Committee Chairman is required to report to the Board on the proceedings of the Committee on a regular basis.**

The full terms of reference of the Corporate Responsibility Committee can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Board established the Corporate Responsibility Committee in 2005 and it is chaired by Peter Weinberg, an independent non-executive director. All of the members of the Committee are independent non-executive directors. The Company's Group Legal Director, Group HR Director, Director of Corporate Responsibility and Audit Director attend meetings at the request of the Committee. The Committee met three times in 2006.

Activities
The Committee undertook the following activities in 2006:

- reviewed significant social, environmental and ethical risks as identified by the Company's risk management processes and actions being taken to mitigate those risks;
- received reports on corporate responsibility matters including, amongst other things, engagement with shareholders and safety, health and environment performance;
- reviewed the effectiveness of the Company's Ethics Hotline and received a summary of the nature of the issues raised and details of action taken. The Company established this hotline to provide employees with a means by which they can raise concerns about any matters that they believe may be unlawful, dishonest, harmful to others, against Company policy, improper business conduct or unacceptable behaviour. To help ensure that employees have faith in this arrangement it is provided by a third party who passes details of calls or e-mails received to the Audit Director. Details of matters reported to the Ethics Hotline are monitored by a committee chaired by the head of the Company's Internal Audit function;
- received reports from the Internal Audit function on audits undertaken on ethical and environmental matters;
- provided input on appropriate non-financial objectives for the Chief Executive and other executive directors; and
- commissioned a report on various corporate responsibility matters and looking at best practice in these areas.

On behalf of the Corporate Responsibility Committee

Peter Weinberg
Corporate Responsibility
Committee Chairman

21 February 2007

The Board has delegated authority for remuneration policy and determining the specific packages for the Chairman and executive directors to the Remuneration Committee, and has delegated authority to agree fees payable to the non-executive directors to the Non-Executive Directors' Fees Committee. The reports from both these Committees are incorporated into this Remuneration report, together with a report on the remuneration or fees paid to directors and the policy underpinning this.

The Remuneration report is structured as follows:

- Remuneration Committee report
- Non-Executive Directors' Fees Committee report
- Remuneration reporting
  - Remuneration policy and service contracts for executive directors
  - Chairman's appointment, term and fees
  - Non-executive directors' appointment, term and fees
- Tabular information on directors' shareholdings, emoluments, pensions and share-based incentives

Remuneration Committee Report



Sue Birley
Remuneration Committee Chairman

Members:
Professor Sue Birley (Chairman)
Sir Nigel Rudd
Roberto Quarta
Peter Weinberg

Responsibilities
The Board has delegated the following responsibilities to the Remuneration Committee:

- **Agreeing a policy for the remuneration of the Chairman and executive directors.**
- **Within the agreed policy, determining individual remuneration packages for the Chairman and executive directors.**
- **Agreeing the terms and conditions to be included in service agreements for executive directors.**
- **Approving any employee share-based incentive schemes and any performance conditions to be used for such schemes.**
- **Determining any share scheme performance targets.**

The full terms of reference of the Remuneration Committee, which conform with the requirements of the Combined Code, can be found on the Company's website or can be obtained from the Company Secretary.

Governance
The Committee is chaired by Professor Sue Birley and all of its members are independent non-executive directors. The Company's Chairman and Chief Executive attend committee meetings by invitation only. They do not attend where their individual remuneration is discussed and no director is involved in deciding his own remuneration.

In 2006 the Committee met seven times and details of attendance at these meetings are provided in the Corporate Governance Report on page 46.

During the year Dick Olver and Mike Turner, in their respective capacities as Chairman and Chief Executive, provided advice that was of material assistance to the Committee. The Committee also received material assistance and advice on remuneration policy from the Company's Group Human Resources Director, Alastair Imrie, and from the Human Resources Director, Remuneration and Benefits, Graham Middleton. In addition, the Committee received advice and services from PricewaterhouseCoopers (PwC) in respect of the design and competitive positioning of senior executive remuneration (including a review of the share plan performance conditions) and senior executive pension arrangements; from New Bridge Street Consultants (NBSC) in respect of the operation of share plans and the new share plans approved by shareholders in 2006; and from Linklaters in respect of legal advice. NBSC was appointed by the Committee, whilst PwC and Linklaters were appointed by the Company and, during the year, provided consulting services (PwC) and legal services (Linklaters) to the Company. The Committee is satisfied that the services provided to it by PwC and Linklaters were of a technical nature and did not create any conflict of interest. If a conflict of interest were to arise in the future, the Committee would appoint separate consultants or legal advisers from those used by the Company.

Activities
During the year the Committee has discharged its responsibilities by reviewing and agreeing:

- performance targets for the year and progress against those targets;
- the operation of the long-term incentive plans and policy for executive share scheme grants including the level of individual grants and performance conditions;
- policy for the operation of the all-employee share schemes;
- the award of bonuses based on the prior year's performance;
- the basis for the annual review of executive directors' remuneration, including the composition of the comparator groups and the positioning of the remuneration packages for the two new incoming Chief Operating Officers;

- the levels and structure of remuneration payable to senior executives;
- the discretionary elements of the executive share plans; and
- pension arrangements for senior executives.

In addition, the Committee has:

- reviewed the Remuneration Report; and
- consulted with major shareholders over aspects of remuneration policy.

The Committee's remuneration strategy is to provide a remuneration package that:

- helps attract, retain and motivate the highest calibre executives;
- is aligned to shareholders' interests to create sustainable long-term shareholder value;
- is competitive against the appropriate market, providing median reward for median performance and upper quartile reward for upper quartile performance;
- encourages and supports a high performance culture whilst providing a balance between fixed and variable reward; and
- is fair and transparent and can be applied consistently throughout the Group.

Details of executive remuneration are set out on pages 52 to 65 of this Remuneration Report.

Professor Sue Birley
Chairman of the Remuneration Committee

21 February 2007

Remuneration report

Non-Executive Directors' Fees Committee Report



Dick Olver
Non-Executive Directors' Fees Committee Chairman

Members:
Dick Olver (Chairman)
Philip Bramwell
Walt Havenstein
Mike Turner

Responsibilities

- **Reviewing the fees payable to non-executive directors (excluding the Chairman) and making changes to such fees as deemed appropriate.**

Governance
The Non-Executive Directors' Fees Committee has delegated authority from the Board to agree fees payable to non-executive directors on its behalf. During the year Michael Lester and Mark Ronald also served as members of this Committee until their retirement from the Board on 31 December 2006. Walt Havenstein and the Group Legal Director, Philip Bramwell, joined the Committee in January 2007.

Activities
The Board has approved the following guidelines to be used by the Committee when discharging its responsibilities:

- fees shall be sufficient to attract and retain individuals with the necessary skills, experience and knowledge required to ensure that the Board is able to discharge its duties effectively;
- in setting fees the Committee shall have regard to the amount of time individual non-executive directors are required to devote to their duties and also the scale and complexity and international nature of the business and the responsibility involved;
- fees payable to non-executive directors shall be paid in cash and shall not be performance related; and
- non-executive directors shall not participate in the Company's share-based incentive schemes or pension scheme.

In 2006 the Committee held one meeting, attended by all members, at which it agreed the structure of non-executive directors' fees detailed on page 64 of this report.

Dick Olver
Chairman of the Non-Executive Directors' Fees Committee

21 February 2007

Remuneration policy and service contracts for executive directors

This section of the report explains the ongoing remuneration policy for executive directors, the individual components of their remuneration and details of their service contracts, as required by legislation.

The Remuneration Committee's (the Committee) executive remuneration policy continues to be to set basic salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration through the use of bonus schemes and share-based incentives. The Committee intends to continue with the executive remuneration policy as detailed in this report in 2007 and subsequent years, and will continue to consult on material changes with principal shareholders.

Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The Committee reviews the split between basic salary and the performance-related elements of remuneration each year in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive at least a similar level of reward from variable compensation to that received from fixed compensation. At median performance, variable remuneration represents approximately 50% of the remuneration package as shown in the chart below:

Target Performance (median)


Salary 34%
Pension 17%
Bonus 17%
Long-term incentive rewards 32%

The package of the Chief Executive is more highly geared with almost 60% of the remuneration being performance related.

At upper quartile performance variable remuneration represents significantly more than 50% of the total package.

The principles of the remuneration strategy are applied consistently across the Group taking account of seniority and local market practice.

Base salary

Executive directors' base salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies.

The methodology used is to construct appropriate comparator groups for the individual positions taking account of company size, scale of operations and breadth of role. The median and upper quartile positions are then analysed for base salary, total cash reward (base salary plus annual bonus), total direct reward (total cash reward plus long-term incentives) and total reward including pension. This gives the Committee a view on the competitiveness of the individual elements of the package as well as the package as a whole. The Committee also reviews the trends in the elements of remuneration to ensure that the structure of the package stays in line with market practice, and also takes account of the performance of the individual, the Company as a whole and the pay and conditions of Group employees.

A number of changes were made to the Company's executive management structure towards the end of 2006 to reflect the evolving nature of the organisation and this impacted on the way in which the base salary structure for the executive directors has been determined for 2007.

For the Chief Executive and Group Finance Director a comparator group was constructed consisting of the 19 FTSE 50 companies (excluding financial institutions) with turnover closest to BAE Systems (nine larger and ten smaller), the turnover figure for BAE Systems being £12bn which excludes turnover from joint ventures. The Committee also reviewed remuneration data for aerospace and defence companies within the FTSE 100.

For the incoming Chief Operating Officer, UK and RoW, as there were no similar sized roles in the comparator group, the Committee benchmarked this new role using regression analysis for main board directors of UK companies with responsibility for an international portfolio of businesses that have a turnover of £6bn.

Following the change in roles for the two Group Executive Directors, the Committee reviewed data relating to the expected salary trends for FTSE 50 directors in 2007 and, taking account of their performance and contribution, awarded a salary increase in line with the expected trend.

For the incoming US Chief Operating Officer, regression analysis was used on US aerospace, defence and general industry sector data to produce appropriate market figures consistent with the size and scale of the US business, adjusting where necessary to reflect the extra responsibility for the plc board role. The remuneration package of the new appointee was positioned competitively, but materially below that of the retiring US Chief Operating Officer in recognition of the fact that the incoming US Chief Operating Officer is new to the role. In view of the requirement for the role to be based in the Washington DC area, the package includes relocation expenses in line with the Company's standard US policy.

As a result of this review, the Committee determined the base salaries of the executive directors with effect from January 2007 to be as follows:

Mike Turner Chief Executive	£945,000
George Rose Group Finance Director	£560,000
Chris Geoghegan Group Executive Director	£490,000
Walt Havenstein[1] Chief Operating Officer – US	$750,000
Ian King[2] Chief Operating Officer – UK and RoW	£530,000
Steve Mogford Group Executive Director	£490,000

1 Appointed to the Board with effect from 2 January 2007
2 Appointed to the Board with effect from 1 January 2007

Annual Bonus Plan

The executive directors and other senior executives participate in a cash bonus plan that rewards those individuals if pre-determined targets are met. The targets are derived from the Integrated Business Plan (IBP), which is agreed by the Board and which implements corporate strategy on a groupwide basis by ensuring that business plans which support the strategy are integrated across all businesses. The IBP is used to set the objectives for senior management including the base and stretch targets for the financial measures used for the executive directors in the Annual Bonus Plan.

The setting of non-financial targets is initiated by the Chairman of the Board who, after consultation with the Chief Executive, discusses the matter with the Committee. The Committee approves the Chief Executive's objectives and those for the Executive Committee as a whole. The Chief Executive then makes proposals to the Committee regarding individual non-financial objectives for each of the executive directors and the other members of the Executive Committee for approval by the Committee.

2006 was another very successful year, building on the excellent performances in 2004 and 2005. All the major business groupings achieved their stretch targets on profit and cash and, as a result, all the financial targets within the 2006 Annual Bonus Plan for executive directors were met at the stretch level. In addition, excellent progress was made against all the key non-financial objectives and, accordingly, bonus payments for 2006 which are set out in Table E on page 64 range from 95% to 100% of the maximum bonus.

The Remuneration Committee has reviewed and agreed bonus targets for 2007 for the executive directors and believes that both the financial and non-financial targets are stretching but achievable and are aligned to the Group's overall objectives.

As a result of its annual review of the performance related part of the remuneration

The structure of the Annual Bonus Plan for executive directors in 2007 (expressed as percentages of base salary) is as follows:

Corporate roles

	Mike Turner		Steve Mogford George Rose	
Bonus element	Base target	Stretch target	Base target	Stretch target
EPS targets	28.125%	56.25%	18.75%	37.5%
Group cash targets	28.125%	56.25%	18.75%	37.5%
Non-financial objectives	up to 37.5%		up to 25%	

Operating roles

	Chris Geoghegan Ian King		Walt Havenstein	
Bonus element	Base target	Stretch target	Base target	Stretch target
EPS targets	9.375%	18.75%	14.0625%	28.125%
Group cash targets	9.375%	18.75%	14.0625%	28.125%
Business group EBITA[1] target	9.375%	18.75%	14.0625%	28.125%
Business group cash target	9.375%	18.75%	14.0625%	28.125%
Non-financial objectives	up to 25%		up to 37.5%	

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
Intermediate payments are payable for performance against these targets.
The Chairman and non-executive directors do not participate in the Annual Bonus Plan.

package, the Committee has determined that the maximum bonus potential for 2007 will remain unchanged from 2006 at 100% of base salary (150% for the US-based executive director and the Chief Executive, with at least one-third of the Chief Executive's bonus being compulsorily deferred into the Share Matching Plan in 2007).

In determining the performance measures for the Annual Bonus Plan, the Committee took the view that the Company's major investors believed earnings per share (EPS) and cash targets (and, where appropriate, EBITA), to be key indicators of long-term financial performance and value creation. These, coupled with the non-financial measures, align the executive directors' objectives with corporate strategy and targeted business performance.

The EPS figure used for the bonus plan (and the Executive Share Option Plan) is based on underlying EPS (as reported in the report and accounts) but may be adjusted (up or down) if necessary to ensure that the figures for individual years are broadly comparable.

Share option plans and long-term incentive plans

Policy

The Committee seeks to align the interests of executive directors (and other senior executives) with those of other shareholders through the use of share-based incentive schemes. The Company operates a combination of options and share awards for senior executives within the framework detailed below. This is broadly in line with similar plans operated by other FTSE 50 companies.

In 2005, effective from 2006, the Committee revised its policy in relation to the provision of share-based incentive plans by awarding share-based long-term incentives which are settled in shares rather than cash to those US senior executives who qualify as "Accredited Investors", thus enhancing the alignment with shareholders' interests. In order to operate within existing dilution limits, the remuneration strategy for senior managers globally below the senior executive population has been reviewed with share-based rewards being replaced by a cash-based long-term incentive plan linked to earnings performance. The Committee believes that this will promote a consistent global approach and will derive enhanced value for money from the executive reward programmes.

The Committee also decided to settle in shares rather than cash unvested awards of share options and performance shares for those US executives who qualify as accredited investors. This further enhances their alignment with shareholders' interests and reduces the volatility of the income statement charges arising on these awards.

In 2006 the Committee reviewed the Company's share-based long-term incentive plans, taking account of continuing changes in market practice and investors' comments following the shareholder consultation exercise in early 2006 on changes to executive remuneration policy. In considering the variety of ways in which companies reward performance in terms of plan design, performance measures and different weightings of short-term and long-term rewards, the review concluded that there was no standard approach with companies tailoring their corporate approach to suit their own sectoral or specific needs. The Committee believes that the Company's approach provides a good balance of short-term and long-term reward, potentially more weighted towards long-term rewards than a number of other companies, but consequently aligned to and consistent with the long-term nature of the Company's business. The Committee has therefore retained the current long-term incentive arrangements.

As part of the review, the Committee considered the performance conditions for the various share-based incentive plans, benchmarking the performance conditions against market practice. The Committee's conclusions are as follows:

- Performance Share Plan The Committee has concluded that the current comparator group and vesting schedule remain appropriate and suitably stretching.
- Share Option Plan Until last year, share options awards had failed to meet the associated performance condition for a number of years. In addition, the awards made in 2001 and 2002 have lapsed as a result of failing to meet the required performance target. Furthermore, almost half of the executives receiving share awards are US executives for whom a performance condition on share options is still rare.

  The Committee is also aware that the anticipated dilutive effect of the sale of the Company's stake in Airbus, which shareholders approved last year, has made the existing performance conditions potentially more stretching. The Committee has decided that the existing EPS performance conditions on share options will not be rebased but instead management will be expected to generate sufficient growth not only to meet the required targets but also to recoup the anticipated dilutive effect of the Airbus transaction.

  The Committee accordingly concluded that to change the performance condition at this time was unnecessary and would act as a disincentive until executives had experience of share options meeting required performance conditions, and has therefore decided to retain the existing EPS growth condition for awards in 2007 of real EPS growth of 5% per annum for full vesting. This will be kept under review.
- Share Matching Plan The new Share Matching Plan, which shareholders approved last year, replaces the Restricted Share Plan for awards in 2007 and introduces an EPS performance condition on the award of matching shares aligned to that used for share options. The Committee believes that this remains appropriate.

Plan provisions

Performance conditions for grants of options or awards to be made under the Executive Share Option Plan, the Performance Share Plan and the Share Matching Plan in 2007 are detailed below. Performance conditions for earlier grants under the Executive Share Option Plan are shown as notes to Table C. Performance conditions for grants of awards under the Performance Share Plan made between 2003 and 2006 are the same as for awards to be made in 2007 as detailed below.

Executive Share Option Plan

Options granted under the Executive Share Option Plan are normally exercisable between the third and tenth anniversary of their grant. Options may only be exercised during this period as follows:

- 33.33% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 3% but less than 4% over the three-year performance period;
- 66.67% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 4% but less than 5% over the three-year performance period;
- 100% of each option grant is exercisable if the Company achieves on average real EPS growth per annum of 5% or more over the three-year performance period.

In determining the performance measure for the Executive Share Option Plan (and for the Matching Shares in the Share Matching Plan described below), the Committee took the view that the Company's major investors believed EPS to be a key indicator of long-term financial performance and value creation.

Option grants under the Executive Share Option Plan will continue to be set at a maximum of 1.5 times base salary (2.25 times base salary for the Chief Executive) in 2007 and there will be no retesting after the three-year performance period.

Performance Share Plan (PSP)

Conditional awards of shares are made under the Performance Share Plan which are contingent on meeting pre-determined performance criteria. Under the PSP, awards may be made up to 2 times base salary. Awards in 2007 to executive directors will be granted at a value equal to 1 times base salary (1.5 times base salary for the Chief Executive). The proportion of the award which is capable of exercise is determined by the Company's Total Shareholder Return (share price growth plus dividends) ranking relative to a comparator group of 18 other defence and aerospace companies operating internationally, and by a secondary financial measure.

Performance for the 2007 awards will be measured as follows:

(i) Total shareholder return (TSR)
100% of the conditional shares are awarded to directors if the Company's TSR over a three-year period is in the top 20% of TSRs achieved by the sectoral comparator group, with 25% vesting if the TSR is in the top 50%. Intermediate positions will be calculated on a straight-line pro-rata basis. No awards will be made if the Company's performance is outside the top 50%. Awards will be made in three equal instalments at the end of years three, four and five.

(ii) Underlying financial performance
As a secondary measure the Committee will consider whether there has been a sustained improvement in the Company's underlying financial performance and whether it is appropriate to release some or all of the awards. In taking a view of a sustained improvement in underlying financial performance, the Committee may consider (but not exclusively) the following financial metrics: net debt/cash; EBITA; order book; turnover; risk and underlying project performance.

A sectoral peer group will continue to be used in 2007 as the principal performance measure due to its importance to the Company's shareholders as an indication of both earnings and capital growth relative to major global defence and aerospace companies. A relative measure is considered important as it rewards management if they outperform against major companies in the sector rather than success possibly being determined solely by growth in stock markets. The second measure was included to ensure that awards will only vest if there has been a clear improvement in the Company's underlying performance over the relevant period.

The composition of the TSR sectoral peer group for awards to be made in 2007 is the same as that in 2006 and comprises:

Boeing	Cobham
Dassault Aviation	EADS
Embraer PN	Finmeccanica
General Dynamics	GKN
Goodrich	Honeywell International
Lockheed Martin	Northrop Grumman
Raytheon	Rockwell Collins
Rolls-Royce	Smiths Group
Thales	United Technologies

As agreed by shareholders at the 2006 AGM, for PSP participants other than executive directors, the Committee has the flexibility to agree that up to half of any award can be based on appropriately stretching internal measures (with the rest based on TSR) to create improved incentive and alignment with the individual's own business performance.

Share Matching Plan (SMP)
Following shareholder approval at the 2006 AGM, the new Share Matching Plan replaces the previous Restricted Share Plan in 2007.

The SMP is a stand-alone share investment plan with the maximum investment linked to the bonus awarded under the Annual Bonus Plan. Participants will be invited to acquire shares up to an amount not exceeding the net amount of any discretionary annual bonus the individual received for the previous financial year (Investment Shares). As stated above, the Chief Executive is required to defer at least one-third of his bonus into the SMP. The participant will be granted a conditional award of Matching Shares under the SMP against the gross bonus invested; for executive directors the match will be in the ratio of 1:1.

The performance condition that will apply to the Matching Shares under the SMP in 2007, and the rationale for its use, is the same as that which has been applied to options granted under the Company's executive share option plans as set out on page 54.

The Matching Shares will attract dividends during the three-year deferral period which will be released at the same time as the vesting of any Matching Shares.

Restricted Share Plan
The Restricted Share Plan (RSP), which operated for the final time in 2006, historically acted as a share-based extension of the Annual Bonus Plan in that executive directors who participated in the Annual Bonus Plan could be given the option of taking any net cash bonus paid partly or wholly in shares through the RSP. If an election was made to take shares through the Plan, they were held in trust for a period of three years after which the Company awarded the individual an equal number of shares (Matching Shares) provided the individual normally remained in the Company's employment at the vesting date. Where executive directors have elected to use such bonuses through the RSP, details of the shares held are set out in Table B on page 60. None of the executive directors who served during 2006 participated in the 2006 operation of the RSP .

The matching award of shares was historically not subject to any performance criteria and has now been superseded by the Share Matching Plan which is subject to performance criteria.

Share Incentive Plan
During 2006 the UK executive directors were eligible to participate in the all-employee free shares element of the Share Incentive Plan. As a result of the Company's performance in 2006, all eligible employees (including the UK executive directors) will be entitled to receive shares worth £420. A similar arrangement operates for non-UK employees on a cash or shares basis depending on local tax and security laws.

The Company operates a share purchase arrangement (Partnership Shares) under the Share Incentive Plan which replaced the SAYE Share Option Scheme in 2005. Under this arrangement, UK-based employees (including executive directors) may purchase ordinary shares in BAE Systems by either monthly investments of between £10 and £125 a month, or lump sum investments of between £10 and £1,500 in a tax year, both limited to 10% of salary if less.

Dividends paid in respect of the shares in the Share Incentive Plan for UK-based employees are reinvested as Dividend Shares.

With effect from December 2006 the Committee agreed the introduction of Matching Shares into the Share Incentive Plan Partnership Shares arrangement on the basis of one free Matching Share for every two Partnership Shares purchased by the employee up to a maximum monthly Partnership Share investment of £30.

The plan is an all-employee plan and in accordance with legislation the Matching Shares are not subject to performance conditions.

Dilution of share capital
The Committee has agreed that, in respect of new issue or treasury shares, shares representing no more than 1% of the Company's issued share capital will be used in any one financial year for the grant of share options under all-employee share schemes. The table below sets out the available dilution capacity for the Company's employee share schemes based on the limits set out in the rules of those schemes.

	2006
Total issued share capital as at 31 December 2006	3,246m
All schemes:	
10% in any consecutive 10 years	324.6m
Remaining headroom	193.3m
Executive schemes:	
5% in any consecutive 10 years	162.3m
Remaining headroom	92.9m

The number of ordinary shares in issue at 31 December 2006 was 3,246,232,539 and the number of shares granted under option during 2006 totalled 6,082,429 (0.19% of the total shares in issue). In addition, a decision was taken in 2006 to settle awards over 8,641,212 executive share options (granted as Stock Appreciation Rights) in equity, rather than in cash, for US executives satisfying the accredited investor rules. These are included in the dilution figures.

Personal shareholding policy
The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 200% of base salary. As a minimum, a holding equal to 100% of base salary must be achieved as quickly as possible using shares vesting or options exercised through the executive share option schemes or long-term incentive schemes, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter, executive directors are required to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual base salary is achieved and maintained. These limits are reviewed periodically.

Details of the directors' personal shareholdings are shown in Table A.

Post-retirement benefits
UK pension benefits
As a result of the recently introduced age discrimination legislation, UK executive directors' default retirement age will be 65 but they will retain any previous rights they had to retire and draw their pensions without actuarial reduction for early payment at an earlier age.

Following the consultations with employees last year, a number of changes were made to the pension schemes in respect of benefits accruing from 6 April 2006 as a means of funding the deficits disclosed in the schemes. These changes apply to executive directors in the same way as to other employees and include the introduction of the Longevity Adjustment Factor, a reduction in the maximum level of pension increases and a change in the definition of Pensionable Pay.

The UK-based executive directors with the exception of Ian King (see below) are members of the BAE Systems Pension Scheme (the Main Scheme) and the BAE Systems Executive Pension Scheme (the ExPS). The ExPS tops up the benefits from the Main Scheme and, for executive directors, is designed to produce a target pension payable from age 60 of two-thirds of Final Pensionable Pay (FPP) if potential service is 20 or more years. FPP is defined as basic salary averaged over the last 12 months prior to leaving service in respect of service accrued to 5 April 2006 and 36 months prior to leaving in respect of service from 6 April 2006. These schemes also provide a lump sum death-in-service benefit equal to four times basic salary at date of death, and a spouse's death-in-service pension equal to two-thirds of the prospective pension at normal retirement age. Children's allowances are also payable, usually up to the age of 18. Spouses' pensions and children's allowances are also payable upon death in retirement and death after leaving the Company's employment with a deferred pension. Pensions are increased annually by the rise in the Retail Prices Index subject to a maximum increase of 5% per year in respect of pre 6 April 2006 service and 2.5% per year in respect of service from 6 April 2006. Directors pay contributions at the same rate as all other employees participating in schemes.

Michael Lester, who retired from the Board at the end of 2006, had a normal retirement age of 62 and was already in receipt of his pension.

Ian King is a member of the BAE Systems 2000 Pension Plan (the 2000 Plan) applicable to former employees of Marconi Electronic Systems (MES) and a member of the ExPS. The 2000 Plan provides a pension of 1/50th of Final Pensionable Earnings (FPE) for each year of pensionable service, payable from a normal retirement age of 65. FPE under the 2000 Plan is the best three-year average of base salary and bonus in the ten Plan Years prior to leaving, less an offset for State pensions. The Company decided last year to limit pensionable bonuses in the 2000 Plan in the 2006/07 Plan Year to 20% of base salary and this will reduce to 10% of base salary for the Plan Year commencing on 6 April 2007. However, there is a guarantee that the FPE figure for benefits service prior to 6 April 2007 will not be less than the FPE figure at 5 April 2007 to ensure that employees do not lose the benefit of contributions paid on past bonuses. Ian King joined the ExPS in 1999 following the BAe/MES merger. The ExPS tops up the 2000 Plan benefits to provide a target benefit payable from age 62 of 1/30th of Final Pensionable Pay for each year of ExPS pensionable service (subject to a maximum of two-thirds). Final Pensionable Pay for the

Value at 31 December 2006 of £100 investment at 31 December 2001


£200
£160
£120
£80
£40
31 Dec 01
31 Dec 02
31 Dec 03
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31 Dec 05
31 Dec 06
BAE Systems
FTSE 100

This graph shows the value, by 31 December 2006, of £100 invested in BAE Systems on 31 December 2001 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

The graph, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the total shareholder return for a holding in the Company's ordinary shares for the period 2001-2006 relative to a holding of shares representing the FTSE 100. The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

Value at 31 December 2006 of £100 investment


£450
£360
£270
£180
£90
2002
2003
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2005
2006
BAE Systems
Aerospace & Defence Comparator Group
FTSE 100
UK Executive Pay Review Comparator Group

The graph above shows the value shareholders have achieved by their investment in BAE Systems over recent years as compared to (i) the FTSE 100 Index; (ii) the companies forming the sectoral peer group for the BAE Systems Performance Share Plan; and (iii) the companies forming the comparator group for the 2006 executive pay review. The graph depicts the value for BAE Systems and the comparators at the end of 2006 of a single £100 investment made at the beginning of each of the last five years.

purposes of this top up is calculated by reference to base salary only, averaged over 12 months and 36 months as described above. Therefore Ian King's total pension is the sum of his 2000 Plan benefits plus the top up from the ExPS.

Following the changes made last year to take account of the Pensions Simplification tax changes which came into effect from April 2006, UK executives reaching the Lifetime Allowance (LTA) are given a number of choices as set out in last year's remuneration report. These are:

- remain in the pension scheme and pay any additional tax charge; or
- opt out of the pension scheme (and so earn no further pension benefits in respect of future service) and instead receive a taxable salary supplement. This supplement will be 30% of salary and 20% of salary for those senior executives with a two-thirds salary target after at least 20 years and 30 years service respectively; or
- restrict scheme benefits to the value of the LTA with the remainder being provided directly from the Company as an unfunded promise. At retirement, the unfunded Company benefits can be either taken as pension or can be commuted in full for a taxable lump sum.

The Committee reviewed these arrangements at the beginning of 2007 in the light of developing market practice and believes they remain appropriate as they provide executives with choices which may better suit their needs whilst being broadly cost neutral to the Company, are in line with market practice, and do not compensate executives for changes in taxation.

UK executives, including the UK executive directors, affected or likely to be affected by the Lifetime Allowance before April 2009 were provided with independent financial advice paid for by the Company. Mike Turner and Chris Geoghegan elected to opt out of the pension schemes in April 2006 in return for a cash supplement of 30% of base salary. Steve Mogford and Ian King elected to have their scheme benefits restricted in return for a Company unfunded promise.

George Rose was affected by the previously applicable Inland Revenue earnings cap on approved pensions and has an unapproved (i.e. non-tax qualified) pension arrangement to top up his benefits from the approved schemes. This was designed so that the total pension from all sources would be broadly in line with the pension he would have received from the group pension schemes had he not been subject to the earnings cap. The Pension Simplification tax changes have allowed the flexibility to remove the earnings cap for George Rose in respect of service from April 2006, although some of his benefits will remain to be provided by means of an unfunded promise from the Company. No further contributions will be paid into his funded unapproved top up arrangement. Further information on the amounts paid by the Company in respect of these arrangements is included in the notes to Table F.

US Executives
Mark Ronald retired from the Board at the end of 2006 and was already in receipt of his pension.

Walt Havenstein is a member of the BAE Systems Employees' Retirement Plan which provides a pension from age 60 for each year of pensionable service of 1.25% on his Final Average Pay (FAP) up to Social Security Covered Compensation (circa $70,000) plus 1.5% on his FAP in excess of Social Security Covered Compensation. FAP is currently the highest three-year average of base salary plus bonus but the averaging period will increase by one year each year beginning in 2009 and reaching a ten-year average in 2015. Directors pay contributions at the same rates as other employees in the plan. The pension does not carry any spouse's pension or pension increases. Walt Havenstein also receives a 50% match on his contributions to his 401(k) plan up to a maximum contribution of 8% of earnings.

Details of post-retirement benefits for each of the executive directors who served during 2006 are shown in Table F on page 65 and are calculated in accordance with the requirements of Schedule 7A of the Companies Act 1985.

Other benefits
Other benefits provided to the executive directors include a car allowance, the taxable benefit of any private use of a chauffeur, and a cash allowance for medical examination.

Executive directors' service contracts
It is the Committee's policy that executive directors should normally have service contracts that provide for the Company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the Company in the event of the termination of a contract. The executive directors have service contracts with Group companies; details of these contracts are as follows:

	Date of contract	Unexpired term	Notice period
Chris Geoghegan	10 July 2002 (amended 15 January 2004 and 13 October 2005)	12 months	12 months either party
Walt Havenstein	1 December 2006	3 months	3 months either party
Ian King	31 January 2007	12 months	12 months either party
Steve Mogford	6 April 2000 (amended 15 January 2004 and 28 October 2005)	12 months	12 months either party
George Rose	16 November 1998 (amended 3 December 1999 15 January 2004 and 17 October 2005)	12 months	12 months from the Company, 6 months from the individual
Mike Turner	22 February 1994 (amended 30 May 1995 3 December 1999 8 May 2002 15 January 2004 and 14 October 2005)	12 months	12 months from the Company, 6 months from the individual

In the event of the termination of an executive director's contract it is the Committee's policy to seek to limit any payment made in lieu of notice to a payment equal to the amount of one year's basic salary. The service contracts for all of the executive directors contain specific provisions to the effect that the Company has the right, and in Walt Havenstein's case, generally has the obligation, to pay a sum equivalent to 12 months' salary (plus the continuation of 18 months' medical benefits in Walt Havenstein's case) in the event of the Company terminating their contracts for reasons other than gross misconduct. No executive director has provisions in his service contract that relate to a change of control of the Company (and neither does the Chairman nor the non-executive directors in their respective letters of appointment).

Michael Lester and Mark Ronald, who retired as directors on 31 December 2006, also had service contracts. The service contract for Michael Lester was dated 26 November 1999 and had been renewed on a rolling one year basis since 2002 when he reached his normal retirement age of 62. The service contract came to an end when he retired from the Board on 31 December 2006.

The service contract for Mark Ronald was dated 17 April 2002 and had been renewed on a rolling one year basis since 2003 when he reached his normal retirement age of 62. The service contract came to an end when Mark Ronald retired from the BAE Systems plc Board and as President and Chief Executive of BAE Systems, Inc. on 31 December 2006. As disclosed previously, the terms of Mark Ronald's contract contained an entitlement to a lump sum equal to 12 months' salary and the continuance of medical benefits for 18 months if his contract was terminated by BAE Systems, Inc., his directorship of the parent company ceased, or if his contract was not renewed at the end of its one year rolling term. Details of this contractual payment are included in Table E on page 64.

In order for the Company to benefit from his considerable experience of the US defence market, Mark Ronald has been appointed as non-executive Chairman of BAE Systems, Inc. with effect from 15 January 2007 and will also provide advisory services. Fees payable to him in his non-executive capacity are consistent with those paid to other non-executive directors of BAE Systems, Inc. These arrangements will automatically cease on 31 December 2007 unless he and BAE Systems, Inc. mutually agree to extend them for a further year.

Policy on external board appointments

The long-standing policy of allowing executive directors to hold external non-BAE Systems related non-executive directorships with the prior approval of the Committee will continue. The Committee considers that external directorships provide the Company's senior executives with valuable experience that is of benefit to BAE Systems. It is also considered appropriate for BAE Systems to contribute to the pool of non-executive expertise available for the benefit of the wider business community, thereby reciprocating the benefit which it in turn has received from other organisations which have permitted members of their senior management teams to serve on the BAE Systems Board. The Committee believes that it is reasonable for the individual executive director to retain any fees received from such appointments given the additional personal responsibility that this entails. Such fees retained by the executive directors who served in 2006 were as follows: Michael Lester: £16,135; Steve Mogford: £13,016; George Rose: £65,000; and Mike Turner: £43,756 plus grants of Deferred Stock Units to the value of £42,118.

Chairman's appointment, term and fees

Dick Olver was appointed Chairman on 1 July 2004. His appointment is for an initial fixed three year term with effect from 17 May 2004 (the date that he was appointed to the Board as a non-executive director) unless terminated earlier in accordance with the Company's Articles of Association, or by either party giving the other not less than six months' prior written notice. His appointment is documented in a letter of appointment which is not a contract of employment and he is required to devote no fewer than two days a week to his duties as Chairman. The Nominations Committee will review his appointment prior to the end of the three-year term and will, if appropriate (and subject to the agreement of Mr Olver), recommend to the Board that he be invited to serve for an additional period. His appointment as Chairman will automatically terminate if he ceases to be a director of the Company. His fee, which has been set by the Committee at £500,000 per annum, will not be subject to review during the initial three-year term.

Non-executive directors' appointment, term and fees

The non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment. The dates of their original appointment were as follows:

Non-executive director	Date of appointment	Expiry of current term*
Sue Birley	22.11.2000	09.05.2007
Phil Carroll	07.09.2005	06.09.2008
Ulrich Cartellieri	01.12.1999	26.09.2007
Michael Hartnall	10.06.2003	09.06.2009
Sir Peter Mason	22.01.2003	21.01.2009
Roberto Quarta	07.09.2005	06.09.2008
Sir Nigel Rudd	10.09.2006	09.09.2009
Peter Weinberg	16.06.2005	15.06.2008

* subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years in accordance with the Company's Articles of Association

The non-executive directors are normally appointed for two consecutive three-year terms subject to review after the end of the first three-year period and with any third term of three years being subject to rigorous review and taking into account the need progressively to refresh the Board. They do not have periods of notice and the Company has no obligation to pay compensation when their appointment terminates. They are subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years.

Michael Portillo retired from the Board at the conclusion of the 2006 AGM on 4 May 2006, having originally been appointed to the Board on 11 September 2002.

The letters of appointment for non-executive directors detail the amount of time it is anticipated that the individual will need to devote to his or her duties as a director. Non-executive directors are proposed by the Nominations Committee and are appointed by the Board on the basis of their experience to provide independent judgement on issues of strategy, performance, resources and standards of conduct. The level of their fees is set after reviewing practice in other comparable companies.

Details of the non-executive directors' fees in 2006 are shown in Table E on page 64.

Fees payable to the non-executive directors are agreed by the Non-Executive Directors' Fees Committee. Non-executive directors are paid a fee reflecting the time commitment required of the director. The fee level for the chairmen of the Audit, Corporate Responsibility, and Remuneration Committees, and for the Senior Independent Director, reflects their additional responsibilities and workload. In addition, a transatlantic meeting allowance of £4,000 per board meeting is payable to non-executive directors; this takes into account the additional time commitment required by the European-based non-executive directors to attend board meetings in the US and similarly the commitment of US-based non-executive directors to attend board meetings in Europe.

The fees payable to the non-executive directors were reviewed in February 2007 and the following fee structure was agreed for 2007 to reflect the various responsibilities of the individual directors: a fee of £77,500 for the chairman of the Audit Committee; a fee of £72,500 for each of the chairman of the Remuneration Committee, the chairman of the Corporate Responsibility Committee, and the Senior Independent Director; and a fee of £57,500 for each of the other non-executive directors.

By order of the Board

Dick Olver
Chairman

21 February 2007

Table A

As at 31 December 2006, the directors of the Company and their families had the following beneficial and non-beneficial interests in the Company's securities. There have been no changes in the interests of the current directors listed in the table below between 31 December 2006 and 21 February 2007 with the exception of:

(i) the share interests of Steve Mogford who has acquired an additional 63 ordinary shares since 31 December 2006 under the partnership and matching shares elements of the Share Incentive Plan so that his beneficial shareholding at the date of this report stood at 149,003; and

(ii) the option figures for Chris Geoghegan, Steve Mogford, George Rose and Mike Turner which have reduced on account of the lapse of share options in February 2007 so that their option figures as at the date of this report were as follows: Chris Geoghegan: 1,201,873; Steve Mogford: 1,235,703; George Rose: 1,400,520; and Mike Turner: 2,169,697.

The interests of the two directors appointed since 31 December 2006, as at the date of approval of this report, are stated in a footnote to the table below.

Directors' interests

	As at 1 January 2006*				As at 31 December 2006**			
	Ordinary shares	Options	Restricted Share Plan	Performance Share Plan	Ordinary shares	Options	Restricted Share Plan	Performance Share Plan
Prof S Birley	2,925	–	–	–	2,925	–	–	–
P J Carroll	–	–	–	–	–	–	–	–
Dr U Cartellieri	–	–	–	–	–	–	–	–
C V Geoghegan	141,016	1,363,186	42,764	613,003	143,150	1,411,363	42,764	722,231
M J Hartnall	20,000	–	–	–	20,000	–	–	–
M Lester[1]	616,553	1,931,908	87,937	753,691	618,702	1,843,973	87,937	886,284
Sir Peter Mason	25,000	–	–	–	25,283	–	–	–
S L Mogford	127,869	1,572,757	–	613,003	148,940	1,469,136	–	722,231
R L Olver	40,000	–	–	–	40,000	–	–	–
Rt Hon M Portillo[2]	–	–	–	–	–	–	–	–
R Quarta	–	–	–	–	–	–	–	–
M H Ronald[1]	255,587	1,618,677	81,928	659,808	255,587	1,262,461	81,928	708,308
G W Rose	354,831	1,728,860	33,971	679,986	354,950	1,660,221	33,971	803,817
Sir Nigel Rudd[3]	–	–	–	–	–	–	–	–
M J Turner	419,646	2,262,728	137,924	1,058,656	435,880	2,446,712	137,924	1,363,562
P A Weinberg	–	–	–	–	–	–	–	–

* or upon appointment
** or upon ceasing to be a director of the Company
1 retired as a director on 31 December 2006
2 retired as a director on 4 May 2006
3 appointed on 10 September 2006

As at 31 December 2006 Michael Lester held a non-beneficial interest in 200,000 (2005 200,000) ordinary shares.

The executive directors, in common with all employees of the Company, have an interest in the unallocated shares held in employee share ownership trusts. As at 31 December 2006, no (2005 702,481) such shares were held in the ESOP trust, 90,394 (2005 80,111) (91,250 as at the date of this report) shares in the Profit Sharing Scheme trust, and 152,742 (2005 103,158) (150,771 as at the date of this report) shares in the Share Incentive Plan trust.

It is the Company's policy not to seek to exercise voting rights on shares held in the employee trusts other than on the direction of the underlying beneficiaries.

The interests of the two directors appointed since the year end, as at the date of approval of this report, were as follows:

W P Havenstein: Ordinary shares 57,984; Options 466,586; Restricted Share Plan 25,624; and Performance Share Plan 278,788.

I G King: Ordinary shares 164,066; Options 1,096,725; Restricted Share Plan 75,627; and Performance Share Plan 638,707.

Information subject to audit

The Auditors are required to report on the information contained in Tables B, C, D, E and F on pages 60 to 65.

The Company's register of directors' interests (which is open to inspection) contains full details of directors' share interests. Details of directors' interests in the share option schemes and long-term incentive plans are shown in Tables B, C and D. The figures in the tables that form part of this report have been calculated by reference to a mid-market price for the Company's ordinary shares at 31 December 2006 of 425.75p (2005 381.75p). The range during 2006 was 329p to 449.75p.

Table B

Long-term incentive plans
Restricted Share Plan

	1 January 2006	Awarded during the year	Vested during the year	31 December 2006
C V Geoghegan	42,764	–	–	42,764
M Lester[1]	87,937	–	–	87,937
S L Mogford	–	–	–	–
M H Ronald[1]	81,928	–	–	81,928
G W Rose	33,971	–	–	33,971
M J Turner	137,924	–	–	137,924

1 retired as a director on 31 December 2006

No awards were granted to or vested in respect of directors who served during 2006.

Table C

Directors' Share Options
Executive Share Option Plan

	1 January 2006	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2006
C V Geoghegan	1,360,721	163,843	–	113,636	1,410,928
M Lester[1]	1,929,878	198,890	–	284,795	1,843,973
S L Mogford	1,571,545	163,843	54,556	211,696	1,469,136
M H Ronald[1]	1,618,677	200,944	384,583	172,577	1,262,461
G W Rose	1,728,425	185,747	–	254,386	1,659,786
M J Turner	2,259,199	457,359	–	271,345	2,445,213

1 retired as a director on 31 December 2006

The BAE Systems Executive Share Option Plan has been used to grant options to the executive directors since 2001. The performance conditions applying to the grants of options made in 2001-2004 are the same as for grants to be made in 2007, as set out on page 54 of this report, with the exception of the re-testing provision: for grants made between 2001-2003, where the original three-year performance is not met, performance is re-tested at the end of years four and five against the full period from grant; for grants made in 2004, where the original performance target is not met, performance is re-tested at the end of year five against the full period from grant. In all these cases the option will lapse in year five if the targets have not been achieved. The performance conditions applying to the grants of options made in 2005 and 2006 are the same as for grants to be made in 2007, as set out on page 54 of this report; there is no re-testing of performance for grants made in 2005 and beyond.

On completion of the BAe/MES merger in 1999, options were granted to executive directors under the predecessor Executive Share Option Scheme. Options granted to Michael Lester and Mark Ronald in 1999 could only be exercised if the pre-exceptional EPS for any three-year period exceeded the sum of inflation for that period and a real growth requirement of 9% was achieved and these options vested in full in February 2006. Options granted to the other executive directors in 1999 (which partially vested in 2004) were conditional on the satisfaction of a special performance condition based on the achievement of cost savings of the merger integration process over the three year performance period commencing on 1 January 2000.

In addition, Mark Ronald has a cash-settled Stock Appreciation Right (SAR) over 115,675 ordinary shares granted on 3 May 2000 at a SAR price of £3.98, exercisable from 3 May 2003. The potential payment on exercise is the difference between the SAR price and the share price on the date of exercise. The right is exercisable until 31 December 2007 and was subject to the performance condition relating to options granted in 2000 (i.e. exercisable only if growth in pre-exceptional EPS for any three-year period over the ten-year life exceeded the sum of inflation for that period and a real growth requirement of 9%) which has been met.

A breakdown of options held by executive directors under the Executive Share Option Plan is given overleaf.

Remuneration report

The breakdown of the options held by executive directors under the Executive Share Option Plan is as follows:

	1 January 2006	Granted during the year	Exercised during the year	Lapsed during the year	31 December 2006	Exercise price £	Date of grant	Date of exercise or lapse	Date from which exercisable	Expiry date
C V Geoghegan	118,090	–	–	–	118,090	3.98	03.05.00	–	03.05.03[1]	03.05.10
	113,636	–	–	113,636	–	3.30	23.05.01	23.02.06	23.05.04	23.05.11
	89,552	–	–	–	89,552	3.35	03.04.02	–	03.04.05[2]	03.04.12
	119,938	–	–	–	119,938	3.26	22.10.02	–	22.10.05[2]	22.10.12
	351,218	–	–	–	351,218	1.72	30.09.03	–	30.09.06[1]	30.09.13
	315,447	–	–	–	315,447	2.01	30.03.04	–	30.03.07[1]	30.03.14
	252,840	–	–	–	252,840	2.64	24.03.05	–	24.03.08[3]	24.03.15
	–	163,843	–	–	163,843	4.28	12.04.06	–	12.04.09[3]	12.04.16
Total	**1,360,721**	**163,843**	**–**	**113,636**	**1,410,928**					
M Lester[4]	223,800	–	–	–	223,800	4.21	20.12.99	–	20.12.02[1]	20.12.09
	284,795	–	–	284,795	–	3.42	04.05.01	23.02.06	04.05.04	04.05.11
	290,746	–	–	–	290,746	3.35	03.04.02	–	03.04.05[2]	03.04.12
	437,451	–	–	–	437,451	1.72	30.09.03	–	30.09.06[1]	30.09.13
	386,268	–	–	–	386,268	2.01	30.03.04	–	30.03.07[1]	30.03.14
	306,818	–	–	–	306,818	2.64	24.03.05	–	24.03.08[3]	24.03.15
	–	198,890	–	–	198,890	4.28	12.04.06	–	12.04.09[3]	12.04.16
Total	**1,929,878**	**198,890**	**–**	**284,795**	**1,843,973**					
S L Mogford	54,556	–	54,556	–	–	2.75	02.10.96	28.02.06	02.10.99[1]	02.10.06
	64,415	–	–	–	64,415	4.21	20.12.99	–	20.12.02[1]	20.12.09
	87,940	–	–	–	87,940	3.98	03.05.00	–	03.05.03[1]	03.05.10
	211,696	–	–	211,696	–	3.42	04.05.01	23.02.06	04.05.04	04.05.11
	233,433	–	–	–	233,433	3.35	03.04.02	–	03.04.05[2]	03.04.12
	351,218	–	–	–	351,218	1.72	30.09.03	–	30.09.06[1]	30.09.13
	315,447	–	–	–	315,447	2.01	30.03.04	–	30.03.07[1]	30.03.14
	252,840	–	–	–	252,840	2.64	24.03.05	–	24.03.08[3]	24.03.15
	–	163,843	–	–	163,843	4.28	12.04.06	–	12.04.09[3]	12.04.16
Total	**1,571,545**	**163,843**	**54,556**	**211,696**	**1,469,136**					
M H Ronald[4]	159,952	–	–	–	159,952	4.21	20.12.99	–	20.12.02[1]	20.12.09
	172,577	–	–	172,577	–	3.30	23.05.01	23.02.06	23.05.04	23.05.11
	296,435	–	–	–	296,435	3.35	03.04.02	–	03.04.05[2]	03.04.12
	384,583	–	384,583	–	–	1.72	30.09.03	21.12.06	30.09.06[1]	30.09.13
	325,632	–	–	–	325,632	2.01	30.03.04	–	30.03.07[1]	30.03.14
	255,531	–	–	–	255,531	2.64	24.03.05	–	24.03.08[3]	24.03.15
	23,967	–	–	–	23,967	3.56	22.12.05	–	22.12.08[3]	22.12.15
	–	200,944	–	–	200,944	4.28	12.04.06	–	12.04.09[3]	12.04.16
Total	**1,618,677**	**200,944**	**384,583**	**172,577**	**1,262,461**					
G W Rose	79,233	–	–	–	79,233	3.29	06.10.98	–	06.10.01[1]	06.10.08
	115,125	–	–	–	115,125	4.21	20.12.99	–	20.12.02[1]	20.12.09
	254,386	–	–	254,386	–	3.42	04.05.01	23.02.06	04.05.04	04.05.11
	259,701	–	–	–	259,701	3.35	03.04.02	–	03.04.05[2]	03.04.12
	390,741	–	–	–	390,741	1.72	30.09.03	–	30.09.06[1]	30.09.13
	345,149	–	–	–	345,149	2.01	30.03.04	–	30.03.07[1]	30.03.14
	284,090	–	–	–	284,090	2.64	24.03.05	–	24.03.08[3]	24.03.15
	–	185,747	–	–	185,747	4.28	12.04.06	–	12.04.09[3]	12.04.16
Total	**1,728,425**	**185,747**	**–**	**254,386**	**1,659,786**					
M J Turner	122,855	–	–	–	122,855	4.21	20.12.99	–	20.12.02[1]	20.12.09
	271,345	–	–	271,345	–	3.42	04.05.01	23.02.06	04.05.04	04.05.11
	277,015	–	–	–	277,015	3.35	03.04.02	–	03.04.05[2]	03.04.12
	588,663	–	–	–	588,663	1.72	30.09.03	–	30.09.06[1]	30.09.13
	544,776	–	–	–	544,776	2.01	30.03.04	–	30.03.07[1]	30.03.14
	454,545	–	–	–	454,545	2.64	24.03.05	–	24.03.08[3]	24.03.15
	–	457,359	–	–	457,359	4.28	12.04.06	–	12.04.09[3]	12.04.16
Total	**2,259,199**	**457,359**	**–**	**271,345**	**2,445,213**					

1 subject to a performance condition which has been met

2 lapsed February 2007 (the information above is stated as at 31 December 2006)

3 subject to a performance condition that is yet to be tested

4 retired as a director on 31 December 2006

The maximum duration for the grant of an option under the Executive Share Option Plan is ten years.

Table E

Directors' remuneration

	2006						2005				
	Basic salary £'000	Fees £'000	Bonus £'000	Benefits £'000	Other pay £'000	Total £'000	Basic salary £'000	Fees £'000	Bonus £'000	Benefits £'000	Total £'000
Chairman											
R L Olver	–	500	–	6	–	506	–	500	–	5	505
Executive directors											
C V Geoghegan	468	–	444	31	105	1,048	445	–	423	25	893
M Lester[1]	568	–	556	27	–	1,151	540	–	529	31	1,100
S L Mogford	468	–	463	25	–	956	445	–	441	24	910
M H Ronald[1]	542	–	773	31	643	1,989	495	–	744	32	1,271
G W Rose	530	–	519	27	–	1,076	500	–	495	27	1,022
M J Turner	870	–	1,305	31	196	2,402	800	–	792	46	1,638
Non-executive directors											
Prof S Birley	–	73	–	–	–	73	–	63	–	–	63
P J Carroll	–	70	–	–	–	70	–	18	–	–	18
Dr U Cartellieri	–	58	–	–	–	58	–	53	–	–	53
M J Hartnall	–	78	–	–	–	78	–	73	–	–	73
Lord Hesketh[3]	n/a	n/a	n/a	n/a	n/a	n/a	–	16	–	–	16
Sir Peter Mason	–	73	–	–	–	73	–	63	–	–	63
Rt Hon M Portillo[1]	–	17	–	–	–	17	–	53	–	–	53
R Quarta	–	58	–	–	–	58	–	18	–	–	18
Sir Nigel Rudd[2]	–	15	–	–	–	15	n/a	n/a	n/a	n/a	n/a
P A Weinberg	–	77	–	–	–	77	–	34	–	–	34
	3,446	1,019	4,060	178	944	9,647	3,225	891	3,424	190	7,730

1 retired during or at the end of 2006
2 appointed during 2006
3 retired in 2005

All emoluments and compensation paid to the directors during the year are shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.

The other pay received by Mark Ronald, the US-based executive director, is in relation to salary in lieu of unused holiday ($185,000) and his contractual termination payment of $1m (as previously disclosed and detailed on page 57), which relates to the 2006 financial year but will be later paid in 2007 in accordance with US law.

The other pay received by Chris Geoghegan and Mike Turner is in respect of a cash supplement payable from opting out of future accrual under the Company pension schemes.

The benefits received by the UK-based executive directors include, where applicable, the provision of a car and the taxable benefit of any private use of a chauffeur, attendance at corporate events, support in relation to relocation/second residence and independent financial planning for pension advice. The benefit received by Dick Olver was the taxable benefit relating to the private use of a chauffeur. The benefits Mark Ronald received include a cash allowance for a car, medical examination, dental benefits, and insured life and disability benefits.

The fees payable to the non-executive directors during 2006 comprised £70,000 for the chairman of the Audit Committee; a fee of £65,000 for the chairman of the Remuneration Committee, the chairman of the Corporate Responsibility Committee, and the Senior Independent Director; and a fee of £50,000 for each of the other non-executive directors. In addition, a transatlantic meeting allowance of £4,000 per meeting was paid to European-based non-executive directors attending board meetings in the US and to US-based non-executive directors attending board meetings in Europe.

Sir Charles Masefield retired as a director on 28 February 2003 and remains employed by the Company on a part-time basis in an overseas representational role. In 2006 his remuneration was £316,600 (2005 £302,500) and comprised a salary and a cash allowance for a car. Sir Richard Evans retired as a director and chairman on 30 June 2004 and remains employed by the Company in a part-time customer relationship role. In 2006 his remuneration was £317,350 (2005 £303,000) and comprised salary and a cash allowance for a car.

There were no other payments to former directors during the year other than the payment to Richard Lapthorne referred to in the notes to Table F on page 65.

Table F

Post-retirement benefits

	Age	NRA*	Accrued pension at 31 December 2006 £ per annum	Increase in accrued benefits £ per annum	Change in accrued pension after allowing for inflation £ per annum	Transfer value at 1 January 2006[1] £	Transfer value at 31 December 2006 £	Director's contributions £	Increase in transfer value less director's contributions £
C V Geoghegan[2]	52	60	246,934	5,891	(517)	2,947,733	3,381,361	10,816	422,812
S L Mogford	50	60	235,563	19,282	13,533	2,374,257	2,813,722	43,263	396,202
G W Rose[3]	54	60	262,985	29,651	23,448	3,243,501	3,944,663	40,762	660,400
M J Turner[2]	58	60	574,406	51,070	37,159	8,723,438	10,546,221	20,164	1,802,619

* Normal Retirement Age

1 Transfer values have been calculated in accordance with GN11 issued by the actuarial profession. For UK-based directors the assumptions are the same as those used in the calculation of cash equivalents from the Group's UK pension schemes. The amount of the increase in transfer value arising from the change in assumptions is: Chris Geoghegan £61,658; Steve Mogford £39,874; George Rose £43,042; Mike Turner £53,331.

2 As a result of the changes to taxation of pensions introduced in April 2006, Mike Turner and Chris Geoghegan elected to opt out of their pension schemes and since April 2006 have been receiving a taxable salary supplement of 30% of their basic salaries.

3 George Rose's unapproved retirement arrangement is partly funded and partly unfunded. The Company's pension contribution to the funded unapproved retirement arrangement for George Rose in 2006 was £336,657 (2005 £569,378). Of this amount, approximately £100,507 (2005 £377,328) relates to the cost of benefits accruing during the year and approximately £236,150 relates to fully funding the unapproved arrangement for pensionable service up to 6 April 2006.

	Age	Actual pension in payment at 31 December 2006 (excluding AVC pension) £ per annum	Increase/ (decrease) in pension in payment £ per annum	Transfer value at 1 January 2006 £	Transfer value at 31 December 2006 £	Change in transfer value over the year £	Change in transfer value less director's contributions £
M Lester[4]	66	252,940	5,928	5,016,071	5,100,989	84,918	84,918
M H Ronald[5]	65	361,511	(48,502)	3,623,981	3,016,352	(607,629)	(607,629)

4 Under the rules of the UK schemes, Michael Lester commenced his pension in 2002 having reached normal retirement age. There has been no further benefit accrual since retiring other than pension increases awarded to all pensioner members of the relevant pension schemes. Michael Lester retired from the Board on 31 December 2006.

5 Under the rules of his pension arrangements, the majority of Mark Ronald's pension commenced in January 2004 when he reached normal retirement age. The pension in payment includes an accrued pension of $47,914 ($44,839 at 31 December 2005) from the BAE Systems North America Qualified Plan that commenced when he retired from the Board on 31 December 2006. The Qualified Plan is a contributory arrangement. Of the pension in payment, $406,322 is payable up to when he reaches age 72 and $253,242 has a contingent 50% spouse's pension. Mark Ronald participated in a Section 401(k) defined contribution arrangement set up for US employees in which the Company matched employee contributions up to a limit. In 2006 the Company paid contributions of $5,293 (2005 $5,465) into Mark Ronald's 401(k) arrangement. Mark Ronald's pension is paid in US dollars. Of the change in pension £(50,292) is due to currency movements and £1,790 is due to increases in his accrued pension. In accordance with the plan's standard terms the Company will match any contributions made by Mark Ronald in 2007 into his 401(k) arrangement relating to eligible earnings earned in respect of service up to 31 December 2006 up to the federal limit in each year (currently $15,000).

Richard Lapthorne, a former director, has an unfunded pension arrangement. In 2006 the Company paid Richard Lapthorne £90,078 (2005 £87,605) in respect of this arrangement.

The directors of BAE Systems plc present their report, together with the financial statements, for the year ended 31 December 2006.

Principal activities
BAE Systems is a group delivering, through its wholly owned subsidiaries and equity accounted investments, a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services. Further details of the principal activities of the Group and likely future developments in the business are set out in the operating and financial review on pages 2 to 40.

Prior to the sale of its equity accounted investment in Airbus on 13 October 2006 the Group was involved in the design and manufacture of commercial aircraft.

Business Review
The information provided in the operating and financial review on pages 2 to 40 reports on the activities during the year, post balance sheet events and likely future developments. The information in this review constitutes the business review required under the Companies Act and forms part of this Directors' Report.

Research and development
The Group is engaged in a significant programme of research and development in support of the platforms, systems and services that it provides to its customers. The programme covers a wide range of work and includes performance innovations, improvements to manufacturing techniques, and technology to improve the through-life support of products. A particular priority is research and development into systems integrating both platforms and other systems and also the horizontal integration of systems. The development and demonstration of capabilities in networked systems, and enabling interoperability, is an important area of focus in both the UK and US. Long-term research is undertaken through partnerships with the academic sector and in the Company's Advanced Technology Centre and Systems Engineering Innovation Centre. Application of this research is managed by the Group's business units through business focused research and development programmes. Customers fund directly much of the near-term product development work undertaken by the Company. Note 4 to the Group accounts details the amounts spent on research and development in 2006.

Office of Fair Trading undertakings
As a consequence of the merger between British Aerospace and the former GEC-Marconi Electronics Systems businesses in 1999, the Company is required to comply with undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the Company Secretary at the Company's registered office.

Corporate governance
Disclosures on the application of the principles and compliance with the provisions of the UK's Combined Code can be found on pages 44 to 47.

Treasury policy
The Group's treasury activities are overseen by the Treasury Review Management Committee (TRMC). Two executive directors are members of the TRMC, including the Group Finance Director who chairs the committee. The TRMC also has representatives with legal and taxation expertise.

The Group operates a centralised treasury department that is accountable to the TRMC for managing treasury activities in accordance with the framework of treasury policies and guidelines approved by the Board. An overriding policy is that trading in financial instruments for the purpose of profit generation is prohibited, with all financial instruments being used solely for risk management purposes.

Other key policies are:

- to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities, currencies and fixed/floating rates of interest reflecting the Group risk profile;
- to maintain adequate undrawn committed borrowing facilities;
- to mitigate the exposure to interest rate fluctuations on borrowings and deposits by utilising interest rate swaps, interest rate options and forward rate agreements; and
- to hedge all material firm transactional exposures as well as to manage anticipated economic cash flows over the medium term.

Within this policy framework the treasury department's principal responsibilities are:

- to manage the Group's core funding and liquidity;
- to manage exposure to interest rate movements;
- to manage exposure to foreign currency movements;
- to control and monitor bank credit risk and credit capacity utilisation; and
- to manage the Group's relationship with debt capital market investors, banks and rating agencies.

The treasury department transacts with an extensive range of counterparty banks and financial institutions, and adopts a systematic approach to the control and monitoring of counterparty credit risk. A credit limit is allocated to each counterparty with reference to its relevant credit rating. For internal credit risk purposes, all transactions are marked-to-market and the resultant exposure is allocated against the credit limit.

The Company, through its internal audit department, monitors compliance against the principal policies and guidelines (including the utilisation of credit) and any exceptions found are reported to the TRMC. Further disclosure on financial instruments is set out in note 32 to the Group accounts.

Supplier payment policy
It is Group policy that each business unit is in compliance with local best practice in the country of operation in respect of supplier payment policies. Agreed payment schedules are maintained provided that the supplier complies with all relevant terms and conditions. It is Group policy that changes to the agreed payment schedule are only made with the prior agreement of the supplier.

The average number of days credit provided in 2006 by suppliers was 37 days (2005 38 days).

Employment
The Group has a programme in place to assist employees to achieve their full potential and to develop the skills necessary to meet the current and future expectations of our customers. The programme focuses on both personal and technological development. All employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality, ethnic origin, religion, age or disability, subject only to considerations of national security. The Group's policy is to provide, wherever possible, employment opportunities for disabled people and to ensure that disabled people joining the Group and employees who become disabled whilst in our employment benefit from training and career development opportunities. The Group has put into place a number of ways of consulting with employees and providing them with information on the performance of the Group and other matters that affect them. The effectiveness of the communication process is assessed regularly with the aim of ensuring continual improvement so as to provide employees with the information they want by the most effective means.

Employees are actively encouraged to become shareholders in the Company by way of employee share schemes.

Honours
In the UK, the following individuals were honoured in Her Majesty the Queen's 2006 Birthday Honours and 2007 New Year Honours lists:

MBE:	David Armstrong
	Philip Jones
	Alan Smith
	Dr Trevor Taylor
	Bernard Waldron

Share capital
As at 21 February 2007, the Company had been advised of the following significant interests in the issued ordinary share capital of the Company:

Barclays PLC:	3.98%
Capital Group Companies, Inc.:	5.9462%
FMR Corp and Fidelity International Limited:	3.96%
Franklin Resources, Inc. and affiliates:	4.9246%
Legal and General Group Plc:	3.45%

The Company's Articles of Association contain provisions to the effect that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the Company's issued ordinary share capital.

At the Annual General Meeting (AGM) held on 4 May 2006 the Company was given authority to purchase up to 321,987,720 of its ordinary shares. The authority will expire at the AGM held in 2007. In connection with the disposal of its interest in Airbus, the Company had stated its intention to return up to £500m to ordinary shareholders by way of on-market purchases of ordinary shares using authorities granted at the 2006 AGM and to hold the repurchased shares initially in Treasury. The Company commenced this buyback programme on 26 October 2006 and, as at the date of this report, had repurchased 41,695,000 of its ordinary shares. A special resolution will be put to shareholders at this year's AGM to renew the authority to make market purchases of the Company's shares up to a maximum of 10% of the share capital of the Company.

Results and dividends
Profit for the year was £1,639m (2005 £555m). The directors propose a final dividend of 6.9p per ordinary share, amounting to £224m (2005 £203m), which together with the interim dividend, amounts to a total annual dividend of 11.3p per ordinary share (2005 10.3p).

Charitable donations
During 2006, the amount donated for charitable purposes in the UK was £1m (2005 £1.2m). Further details of the Company's charitable activities are set out on page 40.

Political donations
No political donations were made in 2006.

Directors
The names of the current directors appear on pages 42 to 43.

All of the current directors served as directors of the Company throughout the year ended 31 December 2006 with the exception of Sir Nigel Rudd who was appointed as a non-executive director of the Company on 10 September 2006, Ian King who was appointed as a director on 1 January 2007 and Walt Havenstein who was appointed as a director on 2 January 2007. Michael Portillo served as a director during the period up to his retirement at the conclusion of the AGM held on 4 May 2006. In addition, Michael Lester and Mark Ronald served as directors throughout the year, and both retired as directors on 31 December 2006.

The remuneration report is set out on pages 51 to 65.

Beneficial and non-beneficial interests, including family interests, in the share capital of the Company for those persons who were directors at the end of the financial year are detailed on page 59. There have been no changes in such interests in the period from the year end to 21 February 2007 except as declared on page 59.

The Board is not aware of any contract of significance (other than service contracts or as disclosed in the remuneration report) in relation to the Company or its subsidiaries in which any director has, or has had, any material interest.

Directors' indemnities
The Company has entered into deeds of indemnity with all its current directors, which are qualifying third-party indemnity provisions for the purpose of the Companies Act 1985. A similar indemnity has been provided to Sir Richard Evans, a former director who retired from the Board on 30 June 2004 but remains an employee of the Company in a part-time customer relationship role.

Annual General Meeting
The Company's Annual General Meeting will be held on 9 May 2007. The Notice of Annual General Meeting is enclosed with this annual report and details the resolutions to be proposed at the meeting. These include special resolutions for the disapplication of pre-emption rights pursuant to section 89 of the Companies Act 1985 and for amendments to the Articles of Association to incorporate provisions concerning electronic communications with shareholders.

Auditors
KPMG Audit Plc, the auditors for the Company, have indicated their willingness to continue in office and a resolution proposing their re-appointment will be put to the Annual General Meeting.

The directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each director has taken all the steps that he/she ought to have taken to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

By order of the Board

David Parkes
Company Secretary

21 February 2007

Statement of directors' responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

Contents

71 Independent auditors' report
72 Consolidated financial statements
76 Notes to the Group accounts
115 Company balance sheet
116 Notes to the Company accounts
124 Five year summary

Index to the accounts

Index to the Group accounts	Note	Page
Independent auditors' report		**71**
Accounting policies	1	**76**
Acquisition of subsidiaries	31	**111**
Changes in accounting policies	2	**80**
Consolidated balance sheet		**73**
Consolidated cash flow statement		**74**
Consolidated income statement		**72**
Consolidated statement of recognised income and expense		**75**
Contingent liabilities and commitments	24	**104**
Disposals	9	**88**
Disposal groups	19	**96**
Dividends	30	**111**
Earnings per share	10	**89**
Employees and directors	7	**85**
Equity accounted investments	14	**93**
Events after the balance sheet date	35	**114**
Finance costs	6	**84**
Financial risk management	32	**111**
Five year summary		**124**
Group entities	34	**114**
Intangible assets	11	**90**
Inventories	18	**96**
Investment property	13	**92**
Loans and overdrafts	20	**97**
Net cash/(debt) as defined by the Group	29	**110**
Operating costs	4	**83**
Other financial assets and liabilities	17	**96**
Other income	5	**84**
Other investments	15	**94**
Property, plant and equipment	12	**91**
Provisions	23	**103**
Reconciliation of movement in capital and reserves	27	**109**
Reconciliation of operating business cash flow	28	**110**
Related party transactions	33	**113**
Retirement benefit obligations	22	**99**
Segmental analysis	3	**81**
Share-based payments	26	**106**
Share capital	25	**105**
Tax	8	**85**
Trade and other payables	21	**98**
Trade and other receivables	16	**95**

Index to the Company accounts	Note	Page
Accounting policies	1	**116**
Company balance sheet		**115**
Contingent liabilities and commitments	11	**121**
Creditors	9	**121**
Current asset investments	6	**119**
Debtors	5	**119**
Fixed asset investments	3	**119**
Loans and overdrafts	8	**120**
Other financial assets and liabilities	7	**120**
Other information	15	**123**
Provisions for liabilities and charges	10	**121**
Reserves	13	**122**
Share capital	12	**121**
Statutory reserve	14	**123**
Stocks	4	**119**
Tangible fixed assets	2	**118**

Independent auditors' report to the members of BAE Systems plc

We have audited the group and parent company financial statements (the 'financial statements') of BAE Systems plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 68.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

21 February 2007


Financial statements

Consolidated income statement

	Notes	2006 £m	Total 2006 £m	Restated[1] 2005 £m	Restated[1] Total 2005 £m
Continuing operations					
Combined sales of Group and equity accounted investments	3		**13,765**		12,581
Less: share of equity accounted investments	3		**(1,432)**		(1,562)
Revenue	3		**12,333**		11,019
Operating costs	4		**(11,763)**		(10,579)
Other income	5		**371**		247
Group operating profit excluding amortisation and impairment of intangible assets		**1,080**		809	
Amortisation	11	**(105)**		(77)	
Impairment	11	**(34)**		(45)	
Group operating profit			**941**		687
Share of results of equity accounted investments excluding finance costs and taxation expense		**127**		100	
Financial income of equity accounted investments		**21**		8	
Taxation expense of equity accounted investments		**(35)**		(34)	
Share of results of equity accounted investments	14		**113**		74
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)		**1,207**		909	
Amortisation		**(105)**		(77)	
Impairment		**(34)**		(45)	
Financial income of equity accounted investments		**21**		8	
Taxation expense of equity accounted investments		**(35)**		(34)	
Operating profit	3		**1,054**		761
Finance costs	6				
Financial income		**1,330**		1,224	
Financial expense		**(1,525)**		(1,428)	
			(195)		(204)
Profit before taxation			**859**		557
Taxation expense	8				
UK taxation		**(97)**		(37)	
Overseas taxation		**(116)**		(76)	
			(213)		(113)
Profit for the year from continuing operations			**646**		444
Profit for the year from discontinued operations	9		**993**		111
Profit for the year			**1,639**		555
Attributable to:					
BAE Systems shareholders			**1,636**		553
Minority interests			**3**		2
			1,639		555
Earnings per share	10				
Continuing operations:					
Basic earnings per share			**19.9p**		13.9p
Diluted earnings per share			**19.8p**		14.1p
Discontinued operations:					
Basic earnings per share			**30.8p**		3.5p
Diluted earnings per share			**29.4p**		3.3p
Total:					
Basic earnings per share			**50.7p**		17.4p
Diluted earnings per share			**49.2p**		17.4p

1 restated following the sale of Airbus SAS (note 9)

Financial statements

Consolidated balance sheet

	Notes	2006 £m	2005 £m
Non-current assets			
Intangible assets	11	**7,595**	8,217
Property, plant and equipment	12	**1,746**	1,704
Investment property	13	**123**	218
Equity accounted investments	14	**671**	1,721
Other investments	15	**11**	9
Other receivables	16	**569**	912
Other financial assets	17	**51**	65
Deferred tax assets	8	**1,077**	1,331
		11,843	14,177
Current assets			
Inventories	18	**395**	485
Trade and other receivables including amounts due from customers for contract work	16	**2,253**	1,877
Current tax		**3**	20
Other investments	15	**503**	634
Other financial assets	17	**50**	54
Cash and cash equivalents		**3,100**	2,581
		6,304	5,651
Non-current assets and disposal groups held for sale	19	**-**	407
		6,304	6,058
Total assets	3	**18,147**	20,235
Non-current liabilities			
Loans	20	**(2,776)**	(3,534)
Trade and other payables	21	**(465)**	(432)
Retirement benefit obligations	22	**(2,499)**	(4,101)
Other financial liabilities	17	**(45)**	(45)
Deferred tax liabilities	8	**(15)**	(23)
Provisions	23	**(271)**	(375)
		(6,071)	(8,510)
Current liabilities			
Loans and overdrafts	20	**(334)**	(905)
Trade and other payables	21	**(6,717)**	(7,006)
Other financial liabilities	17	**(50)**	(81)
Current tax		**(417)**	(316)
Provisions	23	**(424)**	(343)
		(7,942)	(8,651)
Liabilities directly associated with non-current assets and disposal groups held for sale	19	**-**	(270)
		(7,942)	(8,921)
Total liabilities	3	**(14,013)**	(17,431)
Net assets		**4,134**	2,804
Capital and reserves			
Issued share capital	25, 27	**81**	80
Share premium	27	**841**	782
Equity option of convertible preference shares	27	**76**	78
Other reserves	27	**4,330**	4,720
Retained earnings	27	**(1,211)**	(2,872)
Total equity attributable to equity holders of the parent		**4,117**	2,788
Minority interests	27	**17**	16
Total equity		**4,134**	2,804

Approved by the Board on 21 February 2007 and signed on its behalf by:

M J Turner — Chief Executive
G W Rose — Group Finance Director

Financial statements

Consolidated cash flow statement

	Notes	2006 £m	Restated[1] 2005 £m
Profit for the year			
Continuing operations		**646**	444
Discontinued operations		**993**	111
		1,639	555
Taxation expense (includes £4m (2005 £1m) from discontinued operations)		**217**	114
Share of results of equity accounted investments (includes £70m (2005 £139m) from discontinued operations)		**(183)**	(213)
Net finance costs (includes income £2m (2005 expense £3m) from discontinued operations)		**193**	207
Depreciation, amortisation and impairment		**422**	524
(Gain)/loss on disposal of property, plant and equipment	4,5	**(60)**	2
Gain on disposal of investment property	5	**(84)**	(43)
(Gain)/loss on disposal of business – continuing operations	4,5	**(13)**	4
(Gain)/loss on disposal of business – discontinued operations	9	**(925)**	8
Impairment of other investments	15	**2**	2
Cost of equity-settled employee share schemes		**21**	16
Movements in provisions		**47**	99
Decrease in liabilities for retirement benefit obligations		**(834)**	(98)
Decrease/(increase) in working capital:			
Inventories		**28**	54
Trade and other receivables		**(187)**	(4)
Trade and other payables		**495**	872
Cash inflow from operating activities		**778**	2,099
Interest paid		**(315)**	(213)
Interest element of finance lease rental payments		**(11)**	(17)
Taxation paid		**(85)**	(27)
Net cash inflow from operating activities		**367**	1,842
Dividends received from equity accounted investments (including £88m (2005 £64m) from discontinued operations)		**145**	88
Interest received		**139**	99
Purchases of property, plant and equipment		**(419)**	(318)
Capital expenditure on investment property		**-**	(12)
Purchases of intangible assets		**(27)**	(17)
Proceeds from sale of property, plant and equipment		**135**	30
Proceeds from sale of investment property		**174**	54
Proceeds from sale of non-current other investments		**1**	30
Purchase of non-current other investments	15	**(5)**	(17)
Purchase of subsidiary undertakings	31	**(12)**	(2,262)
Net cash acquired with subsidiary undertakings		**-**	128
Purchase of equity accounted investments		**(4)**	–
Proceeds from sale of subsidiary undertakings		**174**	460
Cash and cash equivalents disposed of with subsidiary undertakings		**(40)**	1
Proceeds from sale of equity accounted investments	9	**1,212**	125
Proceeds from sale of Exchange Property	15	**557**	–
Net proceeds from (purchase)/sale of other deposits/securities		**(468)**	45
Net cash inflow/(outflow) from investing activities		**1,562**	(1,566)
Capital element of finance lease rental payments		**(45)**	(89)
Proceeds from issue of share capital	27	**53**	373
Purchase of treasury shares	27	**(112)**	–
Purchase of own shares by ESOP	27	**(12)**	–
Equity dividends paid	30	**(346)**	(315)
Dividends paid on preference shares		**(20)**	(21)
Cash inflow from loans		**66**	1,005
Cash outflow from repayment of loans		**(921)**	(357)
Net cash (outflow)/inflow from financing activities		**(1,337)**	596
Net increase in cash and cash equivalents		**592**	872
Cash and cash equivalents at 1 January		**2,491**	1,650
Effect of foreign exchange rate changes on cash and cash equivalents		**(9)**	(31)
Cash and cash equivalents at 31 December		**3,074**	2,491
Comprising: Cash and cash equivalents		**3,100**	2,581
Overdrafts		**(26)**	(90)
Cash and cash equivalents at 31 December		**3,074**	2,491

1 restated following the sale of Airbus SAS (note 9)

Financial statements

Consolidated statement of recognised income and expense

for the year ended 31 December

	Notes	2006 £m	2005 £m
Currency translation on foreign currency net investments:			
Subsidiaries		**(162)**	53
Equity accounted investments	14	**(26)**	(23)
Amounts credited/(charged) to hedging reserve		**221**	(688)
Actuarial gains/(losses) on defined benefit pension schemes:			
Subsidiaries		**692**	(652)
Equity accounted investments		**72**	(72)
Current tax on items taken directly to equity	8	**21**	(3)
Deferred tax on items taken directly to equity:			
Subsidiaries	8	**(227)**	193
Equity accounted investments		**(92)**	276
Recycling of cumulative currency translation on disposal:			
Continuing operations		**3**	–
Discontinued operations	9	**11**	–
Recycling of cumulative net hedging reserve on disposal – discontinued operations	9	**(448)**	–
Net income/(expense) recognised directly in equity		**65**	(916)
Profit for the year		**1,639**	555
Total recognised income and expense		**1,704**	(361)
Adoption of IAS 32 and IAS 39		**-**	422
		1,704	61
Attributable to:			
Equity shareholders		**1,701**	(363)
Minority interests		**3**	2
		1,704	(361)

Financial statements

Notes to the Group accounts

1. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation
The consolidated financial statements of BAE Systems plc have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee interpretations (IFRICs) and the Companies Act 1985 applicable to companies reporting under IFRS.

The consolidated financial statements are presented in pounds sterling and, unless stated otherwise, rounded to the nearest million. They have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and judgements. An analysis and explanation of the critical accounting estimates and judgements used in producing this set of financial statements is made in the Operating and Financial Review on pages 29 and 30.

Basis of consolidation
The financial statements of the Group consolidate the results of the Company and its subsidiary entities, and include its share of its joint ventures' and associates' results accounted for under the equity method, all of which are prepared to 31 December.

A subsidiary is an entity controlled by the Group. Control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Subsidiaries include the special purpose entities that the Group transacted through for the provision of guarantees in respect of residual values and head lease and finance payments on certain regional aircraft sold.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of the acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. The results of such subsidiaries are included in the consolidated income statement from the date of acquisition, up to the date of disposal.

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. An entity is regarded as an associate if the Group has significant influence, but not control, over its operating and financial policies. Joint ventures and associates are accounted for under the equity method where the Group's income statement includes its share of their profit and losses and the Group's balance sheet includes its share of their net assets.

Where the Group contributes a business, or other non-monetary assets for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged Group or new interest in the business contributed by other parties to the transaction are accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the Group. Any loss or realised gain resulting from the transaction is recorded in the income statement while any unrealised gain is eliminated against the investment.

Goodwill
Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in the carrying value of equity accounted investments. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Goodwill arising on acquisitions before the date of transition to IFRS (1 January 2004) has been retained at the previous UK GAAP amounts, as any amounts related to intangible assets that would have been recorded in the acquired entity if it had applied IAS 38 Intangible Assets at the date it was acquired by the Group were considered immaterial, after being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Impairment
The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment as required by IAS 36 Impairment of Assets (IAS 36). If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and goodwill, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount of assets carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at appropriate pre-tax discount rates. Receivables with a short-term duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an appropriate pre-tax discount rate.

These calculations use cash flow projections based on the Group's Integrated Business Plan and include a terminal value based on the projections for the final year of that plan. This is considered appropriate due to the long-term nature of the defence industry. A pre-tax discount rate of 8.11% has been used in discounting the projected pre-tax cash flows.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of assets, other than goodwill, carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss in respect of an equity investment classified as available for sale is not reversed through profit or loss. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of other assets is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1. Accounting policies (continued)

Revenue and profit recognition
Sales include the Group's net share of sales of joint ventures and associates. Revenue represents sales made by the Company and its subsidiary undertakings, excluding the Group's share of sales of joint ventures and associates.

Long-term contracts
Sales are recognised as soon as the Group can reliably estimate the outcome of a long-term contract and has obtained the right to consideration in exchange for its performance. This is usually when title passes or a separately identifiable phase (milestone) of a contract or development has been completed and accepted by the customer.

No profit is recognised on contracts until the outcome of the contract can be reliably estimated. Profit is calculated by reference to reliable estimates of contract revenue and forecast costs after making suitable allowances for technical and other risks related to performance milestones yet to be achieved. The amount of profit attributable to the stage of completion of a long-term contract is arrived at by reference to the estimated overall profitability of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense.

Goods sold and services rendered
Sales of goods and the provision of services not under a long-term contract are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer and revenue and costs can be reliably measured.

Profit is recognised at the time of sale. Sales and profits on intercompany trading are generally determined on an arm's length basis.

Lease income
Rental income from aircraft operating leases is recognised in revenue on a straight-line basis.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. These exchange differences are recognised in the consolidated income statement unless they qualify for hedge accounting treatment, in which case the effective portion is recognised directly in a separate component of equity.

For consolidation purposes the assets and liabilities of overseas subsidiary entities, joint ventures and associates are translated at the exchange rate ruling at the balance sheet date. Income statements of such entities are translated at average rates of exchange during the year. All resulting exchange differences including exchange differences arising from the translation of borrowings and other financial instruments designated as hedges of such investments are recognised directly in a separate component of equity.

Translation differences that arose before the transition date to IFRS (1 January 2004) are presented in equity but not as a separate component. When a foreign operation is sold, the cumulative exchange differences recognised since 1 January 2004 are recognised in the income statement as part of the profit or loss on sale.

Research and development
The Group undertakes research and development activities either on its own behalf or on behalf of customers.

Group funded expenditure on research activities is written off as incurred and charged to the income statement.

Group funded expenditure on development activities applied to a plan or design for the production of new or substantially improved products and processes, is capitalised as an internally generated intangible asset if certain conditions are met. The expenditure capitalised includes the cost of materials, direct labour and related overheads. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Capitalised development expenditure is amortised over the expected life of the product.

Where the research and development activity is performed for customers, the revenue arising is recognised in accordance with the Group's revenue recognition policy above.

Other intangible assets
Acquired computer software licences for use within the Group are capitalised as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Capitalised software development expenditure is stated at cost less accumulated amortisation and impairment losses. Group funded expenditure associated with enhancing or maintaining computer software programmes for sale is recognised as an expense as incurred.

Trademarks and licences are stated at historical cost. Trademarks and licences have definite useful lives and are carried at cost less accumulated amortisation and impairment losses.

Intangible assets arising from a business combination are amortised over their estimated useful lives.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets.

The estimated useful lives are as follows:

Acquired computer software licences	2 to 5 years
Capitalised software development	2 to 5 years
Trademarks and licences	up to 20 years
Other intangibles	up to 10 years

Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Depreciation is provided, normally on a straight-line basis, to write off the cost of property, plant and equipment over their estimated useful lives to any estimated residual value, using the following rates:

Buildings	up to 50 years, or the lease term if shorter
Research equipment	8 years
Computing equipment, motor vehicles and short life works equipment	3 to 5 years
Aircraft	up to 15 years, or the lease term if shorter
Other equipment	10 to 15 years, or the project life if shorter

In the Group's North American businesses, depreciation is normally provided on a basis consistent with cost reimbursement profiles under US government contracts. Typically this provides for a faster rate of depreciation than would otherwise arise on a straight-line basis.

1. Accounting policies (continued)

No depreciation is provided on freehold land and assets in the course of construction.

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each balance sheet date. Where applicable, useful lives reflect the component accounting principle.

Assets obtained under finance leases are included in property, plant and equipment and stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Investment property

Land and buildings that are leased to non-group entities are classified as investment property. The Group measures investment property at its cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided, normally on a straight-line basis, to write off the cost of investment property over its estimated useful life of up to 50 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Other investments

The Group determines the classification of its other investments at initial recognition depending on the purpose for which the investments were acquired. The Group classifies its other investments as follows:

(a) loans and receivables: term deposits, principally comprising funds held with banks and other financial institutions are carried at amortised cost using the effective interest method;

(b) at fair value through profit or loss: financial instruments held for trading or designated by management on initial recognition. They are held at fair value and included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date;

(c) held to maturity: non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category;

(d) available-for-sale: investments other than interests in joint ventures and associates and term deposits. They are held at fair value and included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.


Financial statements

Purchases and sales of investments are recognised at the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Realised and unrealised gains and losses arising from changes in the fair value of the investments classified as at fair value through profit or loss are included in finance costs in the income statement in the period in which they arise. Unrealised gains or losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities within finance costs.

The fair values of quoted investments are based on bid prices at the balance sheet date.

Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses.

Amounts due from customers for contract work include long-term contract balances less attributable progress payments.

Long-term contract balances are stated at cost less provision for any anticipated losses. Appropriate provisions for any losses are made in the year in which they are first foreseen.

Progress payments are amounts received from customers in accordance with the terms of contracts which specify payments in advance of delivery and are credited, as progress payments, against any expenditure incurred for the particular contract. Any unexpended balance in respect of progress payments is held in trade and other payables as customer stage payments or, if the amounts are subject to advance payment guarantees unrelated to company performance, as cash received on customers' account.

Cash received on customers' account is excluded from net debt as defined by the Group.

Inventories

Inventories are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, call deposits and other short-term liquid investments with original maturities of three months or less and which are subject to an insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents also includes bank overdrafts that are repayable on demand.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

This condition is regarded as met only when the sale is highly probable and expected to be completed within a year from the classification. In addition, the asset (or disposal group) is to be available for immediate sale in its present condition and is actively being marketed at a price that is reasonable in relation to its current fair value.

Loans and overdrafts

Loans and overdrafts are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, loans and overdrafts are stated at amortised cost or fair value where hedge accounting has been adopted, with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowing costs

Borrowing costs in connection with the acquisition or construction of items of property, plant and equipment, investment property and inventories are not capitalised.

1. Accounting policies (continued)

Trade and other payables
Trade and other payables are stated at their cost.

Leases
Assets obtained under finance leases are included in property, plant and equipment at cost and are depreciated over their useful lives, or the lease term, whichever is the shorter. Future instalments under such leases, net of financing costs, are included within loans. Rental payments are apportioned between the finance element, which is included in finance costs, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant charge on the outstanding obligation.

Payments, including any incentives, made under operating leases are recognised in the income statement on a straight-line basis over the lease term.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Rental income is recognised in revenue on a straight-line basis.

Assets leased out under finance leases cease to be recognised in the balance sheet after the inception of the lease. Instead, a finance lease receivable, representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value, is recorded as long-term financial assets. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

Financial instruments
The global nature of the Group's business means it is exposed to volatility in currency exchange rates. In order to protect itself against currency fluctuations, the Group's policy is to hedge all material firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The Group also uses interest rate derivative instruments to manage the Group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon. The Group aims to achieve hedge accounting treatment for all derivatives that hedge material foreign currency exposures and those interest rate exposures where hedge accounting can be achieved.

In accordance with its treasury policy, the Group does not hold derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, such instruments are stated at fair value at the balance sheet date. Where a derivative financial instrument is designated as a hedge of the variability in cash flows associated with a recognised asset or liability, or a highly probable forecast transaction (income or expense), the effective portion of any change in the fair value of the instrument is recognised directly in reserves. Amounts recognised in reserves are recycled from reserves and recognised in the income statement when the underlying transaction affects profit or loss. The ineffective portion of any change in the fair value of the instrument is recognised in the income statement immediately. Where a derivative financial instrument is designated as a fair value hedge, changes in the fair value of the underlying asset or liability, and gains and losses on the derivative instrument, are recognised in the income statement for the period. Gains and losses on derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement for the period.

Tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided in full, using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Provisions
A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at an appropriate pre-tax discount rate.

A provision for warranties is recognised when the underlying products and services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions for losses on contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write downs of work in progress for that portion of the work which has already been completed, and as liability provisions for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

Employee benefits:

Pension obligations
Group companies operate various pension plans. The Group has both defined benefit and defined contribution plans.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

1. Accounting policies (continued)

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits are earned by the employees. Actuarial gains and losses are recognised in full in the period in which they occur, and are recognised in the statement of recognised income and expense. Past service cost is recognised immediately to the extent the benefits are already vested, or otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligations recognised in the balance sheet represents the present value of the defined benefit obligations as adjusted for unrecognised past service cost and as reduced by the fair value of scheme assets.

Long-term service benefits:

Equity and equity-related compensation benefits
The Group issues equity-settled and cash-settled share options to employees. In accordance with the requirements of IFRS 2 Share-based Payments (IFRS 2), the Group has applied IFRS 2 to all equity-settled share options granted after 7 November 2002 that were unvested as of 1 January 2005 and all cash-settled options outstanding at the balance sheet date.

As explained in note 26, equity-settled share options are measured at fair value at the date of grant using an option pricing model. The fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the number of shares that will actually vest.

Cash-settled share options are measured at fair value at the balance sheet date using an option pricing model. The Group recognises a liability at the balance sheet date based on these fair values, and taking into account the estimated number of the options that will actually vest and the relative completion of the vesting period. Changes in the value of this liability are recognised in the income statement for the year.

Preference share capital
The Group has in issue 7.75p (net) cumulative redeemable preference shares of 25p each that are convertible into the Group's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. As a result of the share repurchases during 2006, the conversion rate has decreased to 0.47554 ordinary shares for every preference share at 31 December 2006. In accordance with the Articles of Association the preference share conversion rate will be adjusted further as a result of share repurchases made after 31 December 2006. From 1 July 2007 to 1 January 2010, the Group may redeem any outstanding shares at 100p per share, together with any arrears and accruals of dividends.

In accordance with IAS 32 the preference shares are considered a compound financial instrument and accordingly, have been split into an underlying debt instrument, classified within loans and overdrafts, and an equity conversion option, classified within equity.

The underlying debt instrument is presented on an amortised cost basis until extinguished on conversion or maturity of the preference shares.

The equity conversion option is presented at its historic fair value, based on the date of original issue of the preference shares. On conversion of a preference share into ordinary shares, the attributable amount of the equity component is reclassified to share capital and share premium. From 1 July 2007, the option to convert into ordinary shares is extinguished, and accordingly the remaining balance on the equity conversion option will be transferred to the retained earnings reserve. Dividends thereon are recognised in the income statement as finance costs.

Dividends
Equity dividends on ordinary share capital are recognised as a liability in the period in which they are declared.

2. Changes in accounting policies

With effect from 1 January 2006 the Group has adopted IFRIC 4, Determining whether an Arrangement contains a Lease. However the interpretation does not have a significant impact on the Group.

Amendments to published standards effective in 2006
The Group early adopted the following amendments (effective for accounting periods beginning on or after 1 January 2006) in the financial statements for the year ended 31 December 2005:
- Amendment to IAS 19, Employee Benefits – Actuarial gains and losses, group plans and disclosure;
- Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates;
- Amendment to IAS 39, Cash flow hedge accounting for forecast intra-group transactions; and
- Amendment to IAS 39, Financial instruments: Recognition and Measurement – the fair value option.

Standards, amendments and interpretations effective in 2006
The following standards, amendments and interpretations to published standards are effective for accounting periods beginning on or after 1 January 2006:
- IFRS 6, Exploration for and Evaluation of Mineral Resources;
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
- IFRIC 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment.

None of these have any significant impact on the Group's accounts.

New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
The following standards, amendments and interpretations to existing standards have been published, are relevant to the Group's operations and are mandatory for the Group's accounting period beginning on 1 January 2007 or later periods but have not been early adopted by the Group:
- Amendment to IAS 1, Presentation of financial statements – capital disclosures (effective for 2007). This introduces new requirements for capital disclosures and as such will have no impact on the consolidated income statement or balance sheet.
- IFRS 7, Financial Instruments: Disclosures (effective for 2007). This introduces new disclosures for financial instruments and as such will have no impact on the income statement or balance sheet.
- IFRS 8, Operating Segments (effective for 2009). This requires that entities adopt the 'management approach' to reporting the financial performance of its operating segments. The impact on the Group's accounts is under review in light of the recent announcements about the revised group structure from 1 January 2007, but the standard is concerned with disclosure only and as such will have no impact on the income statement or balance sheet.
- IFRIC 7, Applying the restatement approach under IAS 29, IFRIC 8, Scope of IFRS 2, IFRIC 9, Reassessment of embedded derivatives and IFRIC 10, Interim financial reporting and impairment, are all effective for 2007. They are not expected to have any significant impact on the Group's accounts.
- IFRIC 11, IFRS 2, Group and treasury share transactions and IFRIC 12, Service concession arrangements, are both effective for 2008. They are not expected to have any significant impact on the Group's accounts.

3. Segmental analysis

Analysis by business group

	Combined sales of Group and equity accounted investments		Less: sales by equity accounted investments		Add: sales to equity accounted investments		Revenue	
	2006 £m	Restated 2005 £m	**2006 £m**	Restated 2005 £m	**2006 £m**	Restated 2005 £m	**2006 £m**	Restated 2005 £m
Electronics, Intelligence & Support	**4,007**	3,697	**(10)**	(16)	**–**	–	**3,997**	3,681
Land & Armaments	**2,115**	1,270	**(4)**	(5)	**1**	1	**2,112**	1,266
Programmes	**2,927**	2,819	**(1,202)**	(1,241)	**1,202**	1,242	**2,927**	2,820
Customer Solutions & Support	**3,180**	2,923	**(416)**	(420)	**53**	18	**2,817**	2,521
Integrated Systems & Partnerships	**1,748**	1,834	**(1,225)**	(1,271)	**97**	71	**620**	634
HQ and other businesses	**295**	471	**(8)**	(7)	**–**	–	**287**	464
	14,272	13,014	**(2,865)**	(2,960)	**1,353**	1,332	**12,760**	11,386
Intra-business group sales/revenue	**(507)**	(433)	**–**	–	**80**	66	**(427)**	(367)
	13,765	12,581	**(2,865)**	(2,960)	**1,433**	1,398	**12,333**	11,019

	Intra-business group revenue		Revenue from external customers	
	2006 £m	Restated 2005 £m	**2006 £m**	Restated 2005 £m
Electronics, Intelligence & Support	**92**	103	**3,905**	3,578
Land & Armaments	**14**	19	**2,098**	1,247
Programmes	**151**	84	**2,776**	2,736
Customer Solutions & Support	**108**	97	**2,709**	2,424
Integrated Systems & Partnerships	**41**	40	**579**	594
HQ and other businesses	**21**	24	**266**	440
	427	367	**12,333**	11,019

	EBITA[1]		Amortisation of intangible assets		Impairment of intangible assets		Business group result[2]	
	2006 £m	Restated 2005 £m	**2006 £m**	Restated 2005 £m	**2006 £m**	Restated 2005 £m	**2006 £m**	Restated 2005 £m
Electronics, Intelligence & Support	**429**	324	**(14)**	(10)	**(2)**	(12)	**413**	302
Land & Armaments	**168**	42	**(66)**	(43)	**–**	–	**102**	(1)
Programmes	**167**	133	**(6)**	(5)	**–**	–	**161**	128
Customer Solutions & Support	**477**	419	**(6)**	(9)	**–**	(7)	**471**	403
Integrated Systems & Partnerships	**113**	109	**(12)**	(9)	**–**	–	**101**	100
HQ and other businesses	**(147)**	(118)	**(1)**	(1)	**(32)**	(26)	**(180)**	(145)
	1,207	909	**(105)**	(77)	**(34)**	(45)	**1,068**	787
Financial income of equity accounted investments							**21**	8
Taxation expense of equity accounted investments							**(35)**	(34)
Operating profit							**1,054**	761
Finance costs							**(195)**	(204)
Profit before taxation							**859**	557
Taxation expense							**(213)**	(113)
Profit for the year from continuing operations							**646**	444

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
2 the analysis by business group of the share of results of equity accounted investments is provided in note 14

3. Segmental analysis (continued)

	Assets excluding intangible assets and equity accounted investments		Intangible assets		Equity accounted investments		Total assets		Total liabilities	
	2006 £m	Restated 2005 £m	2006 £m	Restated 2005 £m	2006 £m	Restated 2005 £m	2006 £m	Restated 2005 £m	2006 £m	Restated 2005 £m
Electronics, Intelligence & Support	**1,360**	1,449	**4,591**	4,797	**13**	14	**5,964**	6,260	**(1,117)**	(1,141)
Land & Armaments	**697**	611	**2,208**	2,543	**1**	(3)	**2,906**	3,151	**(787)**	(733)
Programmes	**887**	684	**202**	138	**3**	3	**1,092**	825	**(2,577)**	(2,274)
Customer Solutions & Support	**848**	661	**71**	177	**89**	53	**1,008**	891	**(1,741)**	(1,694)
Integrated Systems & Partnerships	**120**	151	**489**	497	**565**	481	**1,174**	1,129	**(272)**	(308)
HQ and other businesses	**1,211**	1,748	**34**	65	**–**	–	**1,245**	1,813	**(1,416)**	(2,079)
Discontinued operations[1]	**–**	–	**–**	–	**–**	1,173	**–**	1,173	**–**	–
	5,123	5,304	**7,595**	8,217	**671**	1,721	**13,389**	15,242	**(7,910)**	(8,229)
Disposal groups held for sale							**–**	407	**–**	(270)
Tax							**1,080**	1,351	**(432)**	(339)
Retirement benefit obligations							**71**	20	**(2,499)**	(4,101)
Cash/(debt) as defined by the Group (note 29)							**3,607**	3,215	**(3,172)**	(4,492)
Consolidated total assets/(liabilities)							**18,147**	20,235	**(14,013)**	(17,431)

	Capital expenditure[2]		Depreciation and amortisation[2]	
	2006 £m	Restated 2005 £m	2006 £m	Restated 2005 £m
Electronics, Intelligence & Support	**107**	88	**89**	80
Land & Armaments	**47**	33	**94**	64
Programmes	**63**	42	**59**	69
Customer Solutions & Support	**181**	36	**17**	24
Integrated Systems & Partnerships	**16**	15	**27**	26
HQ and other businesses	**124**	128	**49**	64
Discontinued operations[4]	**–**	5	**–**	6
	538	347	**335**	333

Analysis by geographical location

	Customer location				Asset location			
	Sales[3]		Revenue		Carrying value of segment assets		Capital expenditure[2]	
	2006 £m	Restated 2005 £m	2006 £m	Restated 2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
United Kingdom	**2,802**	2,849	**2,580**	2,545	**3,544**	4,022	**165**	190
Rest of Europe	**2,704**	2,892	**1,806**	1,973	**1,197**	2,725	**66**	32
Middle East	**1,993**	1,658	**1,827**	1,526	**470**	145	**169**	15
United States and Canada	**5,402**	4,339	**5,372**	4,301	**7,987**	8,238	**131**	102
Asia and Pacific	**595**	632	**532**	481	**104**	68	**4**	7
Africa, Central and South America	**269**	211	**216**	193	**87**	44	**3**	1
	13,765	12,581	**12,333**	11,019	**13,389**	15,242	**538**	347

1 discontinued operations represents Airbus, sold during the year (note 9)
2 includes intangible assets, property, plant and equipment and investment property
3 combined sales of Group and equity accounted investments
4 discontinued operations represents the Avionics business sold in 2005

Analysis of revenue by category

	2006 £m	2005 £m
Sale of goods	**3,775**	3,466
Construction contracts	**6,558**	6,173
Services	**1,921**	1,288
Lease income	**66**	75
Royalty income	**13**	17
	12,333	11,019

4. Operating costs

	2006 £m	2005 £m
Raw materials and other bought in items	**4,169**	3,894
Change in inventories of finished goods and work-in-progress	**153**	264
Cost of inventories expensed	**4,322**	4,158
Staff costs (note 7)	**3,868**	3,554
Depreciation, amortisation and impairment	**422**	518
Loss on disposal of property, plant and equipment	**1**	2
Loss on disposal of businesses	**1**	12
Other operating charges	**3,149**	2,335
	11,763	10,579
Included within the analysis of operating costs are the following expenses:		
Lease and sublease payments:		
Minimum lease payments	**84**	82
Contingent rents	**1**	1
	85	83
Research and development expense including amounts funded under contract	**1,248**	1,449
Impairment losses recognised in the period on receivables	**–**	19

Fees payable to the Company's auditor and its associates included in operating costs

	2006			2005		
	UK £'000	**Overseas £'000**	**Total £'000**	UK £'000	Overseas £'000	Total £'000
Fees payable to the Company's auditor for the audit of the Company's annual accounts*	**1,023**	**–**	**1,023**	1,110	–	1,110
Fees payable to the Company's auditor and its associates for other services						
The audit of the Company's subsidiaries pursuant to legislation*	**2,000**	**2,430**	**4,430**	1,894	2,445	4,339
Other services pursuant to legislation:						
Interim Review	**500**	**–**	**500**	355	–	355
Other including shareholder circular related work	**563**	**22**	**585**	893	2	895
Further assurance services						
Advice on accounting matters	**52**	**–**	**52**	813	58	871
Internal controls	**125**	**–**	**125**	81	–	81
Due diligence	**116**	**354**	**470**	1,355	168	1,523
Tax services						
Compliance	**301**	**773**	**1,074**	150	855	1,005
Advisory	**687**	**349**	**1,036**	674	595	1,269
Other services	**46**	**62**	**108**	–	70	70
Total fees payable to the Company's auditor and its associates	**5,413**	**3,990**	**9,403**	7,325	4,193	11,518
* Total fees payable to the Company's auditor and its associates for audit services			**5,453**			5,449

Tax services include tax compliance support and services in relation to the Group's expatriate employees based around the world. The majority of services provided outside the UK were provided in the US.

Significant one-off costs included in operating costs

	2006 £m	2005 £m
Rationalisation programmes	**51**	89

	2006 £m	2005 £m
Electronics, Intelligence & Support	**14**	27
Land & Armaments	**17**	24
Programmes	**–**	–
Customer Solutions & Support	**3**	21
Integrated Systems & Partnerships	**15**	14
HQ and other businesses	**2**	3
	51	89

5. Other income

	2006 £m	2005 £m
Rental income from operating leases	**43**	43
Profit on disposal of investment property	**84**	43
Profit on disposal of property, plant and equipment	**61**	–
Profit on disposal of businesses	**14**	8
Management recharges to equity accounted investments	**13**	22
Amounts recoverable from third parties for items of property, plant and equipment that were impaired	**–**	99
Pension curtailment gains (note 22)	**99**	–
Other	**57**	32
	371	247

6. Finance costs

	2006 £m	2005 £m
Interest income	**143**	123
Net present value adjustments	**39**	23
Expected return on pension scheme assets	**739**	632
Net gain on remeasurement of financial instruments	**259**	159
Net gain on remeasurement of embedded derivatives	**3**	59
Foreign exchange gains	**147**	228
Financial income	**1,330**	1,224
Interest expense:		
On bank loans and overdrafts	**(9)**	(13)
On finance leases	**(11)**	(17)
On bonds and other financial instruments	**(277)**	(253)
On preference debt	**(28)**	(27)
	(325)	(310)
Facility fees	**(4)**	(10)
Net present value adjustments	**(31)**	(25)
Interest charge on pension scheme liabilities	**(694)**	(633)
Net loss on remeasurement of investments at fair value through profit or loss	**(42)**	(75)
Net loss on remeasurement of financial instruments at fair value through profit or loss	**(172)**	(217)
Foreign exchange losses	**(257)**	(158)
Financial expense	**(1,525)**	(1,428)
Net finance costs	**(195)**	(204)

Additional analysis of finance costs

	2006 £m	Restated 2005 £m
Finance costs – Group	**(195)**	(204)
Finance costs – share of equity accounted investments	**21**	8
	(174)	(196)
Analysed as:		
Net interest:		
Interest income	**143**	123
Interest expense	**(325)**	(310)
Facility fees	**(4)**	(10)
Net present value adjustments	**8**	(2)
Share of equity accounted investments	**21**	8
	(157)	(191)
Other finance costs – Group	**(17)**	(5)
	(174)	(196)

7. Employees and directors

The weekly average and year end numbers of employees, excluding those in equity accounted investments, were as follows:

	Weekly average		At year end	
	2006 Number '000	Restated 2005 Number '000	2006 Number '000	Restated 2005 Number '000
Electronics, Intelligence & Support	**32**	30	**32**	33
Land & Armaments	**11**	8	**12**	11
Programmes	**17**	16	**17**	16
Customer Solutions & Support	**12**	12	**12**	12
Integrated Systems & Partnerships	**5**	4	**4**	6
HQ and other businesses	**2**	3	**2**	2
Discontinued operations	**–**	1	**–**	–
	79	74	**79**	80

The aggregate staff costs of Group employees, excluding employees of equity accounted investments, were:

	2006 £m	2005 £m
Wages and salaries	**3,274**	2,989
Social security costs	**271**	253
Share options granted to directors and employees – equity-settled	**21**	16
Share options granted to directors and employees – cash-settled	**47**	61
Pension costs – defined contribution plans	**57**	41
Pension costs – defined benefit plans	**196**	192
US healthcare plans	**2**	2
	3,868	3,554

The Group considers key management personnel as defined under IAS 24 Related Party Disclosures to be the members of the Group's Executive Committee and the Company's non-executive directors. Fuller disclosures on directors' remuneration are set out in the Remuneration Report on pages 51 to 65. Total emoluments for directors and other key management personnel are £23,095,000 (2005 £16,354,000).

8. Tax

Taxation expense

	2006 £m	2005 £m
Current taxation expense		
UK corporation tax		
Current tax	**(91)**	(105)
Double tax relief	**35**	14
Adjustment in respect of prior years	**(93)**	33
	(149)	(58)
Overseas tax charges		
Current year	**(91)**	(91)
Adjustment in respect of prior years	**15**	18
	(76)	(73)
	(225)	(131)
Deferred taxation expense		
UK		
Origination and reversal of temporary differences	**25**	(22)
Adjustment in respect of prior years	**27**	43
Overseas		
Origination and reversal of temporary differences	**(49)**	4
Adjustment in respect of prior years	**5**	(28)
Attributable to recoverable deferred tax assets[1]	**4**	21
	12	18
Taxation expense	**(213)**	(113)

1 The recoverable deferred tax asset of £4m (2005 £21m) arises in Australia primarily in respect of tax losses previously unrecognised, but which have now been recognised to the extent it is probable that future taxable profits will allow the deferred tax asset to be recovered.

Financial statements

8. Tax (continued)

The following table shows a reconciliation from the theoretical income tax expense, using the UK corporation tax rate, to the reported tax expense. The reconciling items represent, besides the impact of tax rate differentials and changes, non-taxable benefits or non-deductible expenses arising from differences between the local tax base and the reported financial statements.

	2006 £m	Restated 2005 £m
Profit before tax	**859**	557
UK corporation tax rate	**30.0%**	30.0%
Expected income tax expense	**(258)**	(167)
Expenses not tax effected	**(50)**	(73)
Income not subject to tax	**69**	49
Research and development tax credits	**34**	39
Goodwill	**(9)**	(15)
Effect of tax rates in foreign jurisdictions	**(20)**	(7)
Chargeable gains	**–**	(96)
Utilisation of previously unrecognised tax losses	**–**	101
Recoverable deferred tax asset previously unrecognised	**4**	21
Current year losses not tax effected	**(9)**	(13)
Adjustments in respect of prior years	**(46)**	66
Adjustments in respect of equity accounted investments	**34**	22
Other	**38**	(40)
Taxation expense	**(213)**	(113)

Current tax taken in equity

	2006 £m	2005 £m
Relating to financial instruments	**(1)**	(3)
Relating to pensions	**22**	–
	21	(3)

Deferred tax assets/(liabilities)

	Deferred tax assets		Deferred tax liabilities		Net balance at 31 December	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Property, plant and equipment	**1**	8	**(68)**	(74)	**(67)**	(66)
Intangible assets	**–**	–	**(143)**	(180)	**(143)**	(180)
Provisions	**261**	239	**(1)**	–	**260**	239
Goodwill	**–**	11	**(17)**	–	**(17)**	11
Pension/retirement plans:						
– deficits	**793**	1,313	**(15)**	–	**778**	1,313
– additional contributions	**158**	–	**–**	–	**158**	–
Share-based payments	**82**	59	**–**	–	**82**	59
Financial instruments	**25**	–	**–**	–	**25**	–
Other items	**19**	7	**(47)**	(64)	**(28)**	(57)
Rolled over capital gains	**–**	–	**(19)**	(24)	**(19)**	(24)
Capital losses carried forward	**19**	24	**–**	–	**19**	24
Unremitted overseas earnings	**–**	–	**(1)**	(27)	**(1)**	(27)
Trading losses carried forward	**15**	16	**–**	–	**15**	16
Deferred tax assets/(liabilities)	**1,373**	1,677	**(311)**	(369)	**1,062**	1,308
Set off of tax	**(296)**	(346)	**296**	346	**–**	–
Net deferred tax assets/(liabilities)	**1,077**	1,331	**(15)**	(23)	**1,062**	1,308

8. Tax (continued)

Movement in temporary differences during the year

	At 1 January 2006 £m	Exchange movements £m	Other movements £m	Recognised in income £m	Recognised in equity £m	At 31 December 2006 £m
Property, plant and equipment	(66)	3	1	(5)	–	**(67)**
Intangible assets	(180)	15	(8)	30	–	**(143)**
Provisions	239	(21)	4	38	–	**260**
Goodwill	11	–	–	(28)	–	**(17)**
Pension/retirement plans:						
– deficits	1,313	(29)	6	(130)	(382)	**778**
– additional contributions	–	–	–	18	140	**158**
Share-based payments	59	(3)	(3)	21	8	**82**
Financial instruments	–	–	–	18	7	**25**
Other items	(57)	(1)	7	23	–	**(28)**
Rolled over capital gains	(24)	–	–	5	–	**(19)**
Capital losses carried forward	24	–	–	(5)	–	**19**
Unremitted overseas dividends	(27)	–	–	26	–	**(1)**
Trading losses carried forward	16	(1)	(1)	1	–	**15**
	1,308	(37)	6	12	(227)	**1,062**

	At 1 January 2005 £m	Exchange movements £m	Other movements £m	Recognised in income £m	Recognised in equity £m	At 31 December 2005 £m
Property, plant and equipment	(49)	(1)	(28)	12	–	(66)
Intangible assets	(44)	(8)	(146)	18	–	(180)
Provisions	172	18	16	33	–	239
Goodwill	16	2	28	(35)	–	11
Pension/retirement plans	1,010	27	118	(24)	182	1,313
Share-based payments	6	–	–	30	23	59
Other items	(35)	2	(17)	5	(12)	(57)
Rolled over capital gains	(29)	–	(1)	6	–	(24)
Capital losses carried forward	29	–	1	(6)	–	24
Unremitted overseas dividends	–	–	–	(27)	–	(27)
Trading losses carried forward	–	–	10	6	–	16
	1,076	40	(19)	18	193	1,308

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2006 £m	2005 £m
Deductible temporary differences	**28**	13
Capital losses carried forward	**60**	29
Trading and other losses carried forward	**130**	148
	218	190

These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be sufficiently accurately predicted at this time.

The aggregate temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £500m (2005 £414m).

9. Disposals

Discontinued operations

On 4 October 2006, the Group's shareholders approved the resolution to dispose of the Group's shareholding in Airbus SAS to EADS for €2.75bn (£1.8bn) in cash. The sale was completed on 13 October 2006. The results of Airbus SAS have been classified as a discontinued operation and the 2005 consolidated income statement has been restated accordingly.

The results from discontinued operations, which have been included in the consolidated income statement, are derived as below. The results for the year ended 31 December 2005 include the results of the Avionics business which was disposed of on 29 April 2005.

	2006 £m	Restated 2005 £m
Revenue	–	111
Expenses	–	(127)
EBITA[1]	–	(16)
Share of results of equity accounted investments excluding finance costs and taxation expense	144	273
Finance costs of equity accounted investments	(25)	(19)
Taxation expense of equity accounted investments	(49)	(115)
Share of results of equity accounted investments	70	139
Financial income/(expense), net	2	(3)
Profit before taxation	72	120
Taxation expense	(4)	(1)
Profit for the year	68	119
Profit/(loss) on disposal of discontinued operations	925	(8)
Profit for the year from discontinued operations	**993**	**111**

The Group's share of the assets and liabilities of Airbus SAS at the date of disposal were as follows:

	£m
Non-current assets	1,650
Current assets	2,896
Non-current liabilities	(2,388)
Current liabilities	(1,919)
Share of net assets	239
Goodwill	1,063
Net assets disposed of	**1,302**
Total consideration	1,846
Transaction costs – paid	(9)
Transaction costs – accrued	(4)
Net assets disposed of	(1,302)
Liabilities retained	(43)
Cumulative net hedging gain	448
Cumulative currency translation loss	(11)
Profit on disposal	**925**

Proceeds from the sale of equity accounted investments in the consolidated cash flow statement of £1,212m comprise total consideration (£1,846m), less transaction costs paid (£9m) and cash deposits from Airbus SAS held by the Group (£625m).

Continuing operations

In March 2006 the Group sold its UK Aerostructures business for £80m in cash. The disposal generated a profit of £11m arising from the resultant reduction of pension liabilities.

The sale of the previously wholly-owned Atlas Elektronik GmbH to EADS and ThyssenKrupp for €149m (£103m) was completed on 3 August 2006. The disposal generated a profit of £3m.

Proceeds from the sale of subsidiary undertakings in the consolidated cash flow statement of £174m comprise the disposals of Aerostructures (£80m), Atlas Elektronik (£103m) and Atlanta Purchasing Group (£2m), less transaction costs (£11m).

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

Financial statements

10. Earnings per share

	2006				Restated 2005			
	£m	Basic pence per share	£m	Diluted pence per share	£m	Basic pence per share	£m	Diluted pence per share
Profit for the year attributable to equity shareholders	1,636		1,636		553		553	
Interest on the debt instrument of the convertible preference shares	–		28		–		27	
Profit for the year after adjusting for interest on the debt instrument of the convertible preference shares	1,636	50.7	1,664	49.2	553	17.4	580	17.4
Represented by:								
Continuing operations	643	19.9	671	19.8	442	13.9	469	14.1
Discontinued operations	993	30.8	993	29.4	111	3.5	111	3.3
Add back/(deduct):								
Net financing (credit)/charge on pensions, post tax	(33)		(33)		1		1	
Uplift on acquired inventories, post tax	-		-		34		34	
Market value movements on derivatives, post tax	55		55		3		3	
Amortisation and impairment of intangible assets, post tax	79		79		60		60	
Impairment of goodwill	32		32		45		45	
Underlying earnings	1,769	54.9	1,797	53.1	696	21.9	723	21.7
Represented by:								
Continuing operations	767	23.8	795	23.5	585	18.4	612	18.4
Discontinued operations	1,002	31.1	1,002	29.6	111	3.5	111	3.3
	1,769	54.9	1,797	53.1	696	21.9	723	21.7
Underlying earnings excluding profit on disposal of Airbus SAS (£925m)	844	26.2	872	25.8	n/a	n/a	n/a	n/a
Represented by:								
Continuing operations	767	23.8	795	23.5	n/a	n/a	n/a	n/a
Discontinued operations	77	2.4	77	2.3	n/a	n/a	n/a	n/a
	844	26.2	872	25.8	n/a	n/a	n/a	n/a

	2006 Basic Millions	2006 Diluted Millions	2005 Basic Millions	2005 Diluted Millions
Weighted average number of shares used in calculating basic earnings per share	3,225	3,225	3,183	3,183
Add:				
Incremental shares in respect of employee share schemes		32		21
Incremental shares in respect of convertible preference shares		125		128
Weighted average number of shares used in calculating diluted earnings per share		3,382		3,332

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per share as the directors consider that this gives a more appropriate indication of underlying performance.

Financial statements

11. Intangible assets

	Goodwill £m	Other[1] £m	Total £m
Cost or valuation			
At 1 January 2005	8,059	206	8,265
Additions:			
Acquired separately	–	10	10
Internally generated	–	7	7
Acquisition of subsidiaries	2,263	443	2,706
Adjustments to provisional fair values	(5)	–	(5)
Disposals	(810)	–	(810)
Reclassified as non-current assets and disposal groups held for sale	(52)	(14)	(66)
Exchange adjustments	267	26	293
At 31 December 2005	9,722	678	10,400
Additions:			
Acquired separately	–	25	25
Internally generated	–	2	2
Acquisition of subsidiaries	4	–	4
Adjustments to provisional fair values	(8)	3	(5)
Disposals	(6)	(2)	(8)
Reclassified to equity accounted investments	(28)	–	(28)
Exchange adjustments	(480)	(49)	(529)
At 31 December 2006	9,204	657	9,861
Amortisation and impairment			
At 1 January 2005	2,132	18	2,150
Disposals	(79)	–	(79)
Amortisation charge[2]	–	77	77
Impairment charge	45	–	45
Reclassified as non-current assets and disposal groups held for sale	(8)	(2)	(10)
At 31 December 2005	2,090	93	2,183
Disposals	(5)	(2)	(7)
Amortisation charge[2]	–	105	105
Impairment charge	32	2	34
Exchange adjustments	(46)	(3)	(49)
At 31 December 2006	2,071	195	2,266
Net book value			
At 31 December 2006	**7,133**	**462**	**7,595**
At 31 December 2005	7,632	585	8,217
At 1 January 2005	5,927	188	6,115

1 other intangibles includes internally funded development costs and intangible assets recognised on acquisition of subsidiary companies, of which the most significant are in respect of the acquired order book and of on-going programme relationships
2 amortisation is included in operating costs in the income statement

The Group has no indefinite life intangible asset other than goodwill. The Group has allocated its goodwill across approximately 20 cash-generating units. Other than the goodwill allocated to the US operations within the Land & Armaments business group acquired as part of the acquisition of United Defense Industries, Inc. in 2005 of £1,984m, none of the cash-generating units has allocated goodwill exceeding 10% of the Group's total goodwill balance.

The Group's approach to goodwill impairment testing is set out in the accounting policies on page 76.

The key assumption underpinning the Integrated Business Plan projections for the US operations within the Land & Armaments business group is that US government defence spending will remain stable in the foreseeable future and that there will be no material reduction in the businesses' share of programmes in which it currently participates. The directors have not identified any reasonable possible changes in key assumptions for this business that would cause the carrying value of recognised goodwill to exceed its recoverable amount.

Beyond the assumptions that US and UK government defence spending remains stable there are no individually significant assumptions made in relation to the other cash-generating units where reasonably possible changes to key assumptions would cause the carrying value of recognised goodwill to exceed its recoverable amount.

The result of the review of the carrying value of goodwill across the Group is an impairment charge of £32m.

12. Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
Cost				
At 1 January 2005	1,216	2,253	418	3,887
Additions	50	168	100	318
Acquisition of subsidiaries	63	138	–	201
Transfers from inventories	–	6	–	6
Transfers from investment property	32	–	–	32
Transfers to investment property	(89)	–	–	(89)
Reclassified as non-current assets and disposal groups held for sale	(55)	(32)	–	(87)
Reclassification between categories	12	(12)	–	–
Disposals	(33)	(181)	(4)	(218)
Disposals as a result of disposal of businesses	(10)	(251)	–	(261)
Exchange adjustments	47	31	34	112
At 31 December 2005	1,233	2,120	548	3,901
Additions	214	184	113	511
Transfers from inventories	–	1	–	1
Transfers to inventories	–	(3)	–	(3)
Transfers from investment property	2	–	–	2
Reclassification between categories	9	(9)	–	–
Disposals	(80)	(147)	(1)	(228)
Exchange adjustments	(65)	(68)	(54)	(187)
At 31 December 2006	1,313	2,078	606	3,997
Depreciation and impairment				
At 1 January 2005	360	1,682	99	2,141
Depreciation charge for the year (includes £6m related to discontinued operations)	54	158	39	251
Impairment loss for the year	–	5	141	146
Transfers from investment property	20	–	–	20
Transfers to investment property	(9)	–	–	(9)
Reclassified as non-current assets and disposal groups held for sale	(13)	(17)	–	(30)
Reclassification between categories	5	(5)	–	–
Disposals	(17)	(167)	(2)	(186)
Disposals as a result of disposal of businesses	(6)	(159)	–	(165)
Exchange adjustments	14	10	5	29
At 31 December 2005	408	1,507	282	2,197
Depreciation charge for the year	49	149	28	226
Impairment loss for the year	–	–	53	53
Transfers to inventories	–	(1)	–	(1)
Transfers from investment property	1	–	–	1
Reclassification between categories	2	(2)	–	–
Disposals	(18)	(132)	(1)	(151)
Exchange adjustments	(9)	(41)	(24)	(74)
At 31 December 2006	433	1,480	338	2,251
Net book value				
At 31 December 2006	**880**	**598**	**268**	**1,746**
At 31 December 2005	825	613	266	1,704
At 1 January 2005	856	571	319	1,746

The amounts above include:

The net book value of assets held as capitalised finance leases (including investment property (note 13))				
At 31 December 2006	**1**	**17**	**15**	**33**
At 31 December 2005	–	38	21	59

Assets in the course of construction (including investment property (note 13))				
At 31 December 2006	**148**	**68**	–	**216**
At 31 December 2005	148	50	–	198

12. Property, plant and equipment (continued)

Net book value of:

	Land and buildings £m	Plant and machinery £m	Aircraft £m	Total £m
Freehold property	800	–	–	800
Long leasehold property	51	–	–	51
Short leasehold property	29	–	–	29
Plant and machinery	–	519	–	519
Fixtures, fittings and equipment	–	79	–	79
Aircraft	–	–	268	268
	880	598	268	1,746

The aircraft fleet that is held under capitalised finance lease arrangements is leased to airline companies under operating leases. The leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease income from the non-cancellable elements of operating leases for assets capitalised (including investment property (note 13)) are as follows:

Receipts due:	**2006 £m**	2005 £m
Not later than one year	**72**	81
Later than one year and not later than five years	**185**	204
Later than five years	**63**	161
	320	446

Under the terms of the lease agreements, no contingent rents are payable. Within the above is £25m (2005 £13m) where the Group is also the lessee of the asset.

13. Investment property

	£m
Cost	
At 1 January 2005	216
Capitalised subsequent expenditure	12
Transfers from property, plant and equipment	89
Transfers to property, plant and equipment	(32)
Transfers from inventories	2
Disposals	(15)
At 31 December 2005	272
Transfers to property, plant and equipment	(2)
Disposals	(103)
At 31 December 2006	167
Depreciation and impairment	
At 1 January 2005	61
Transfers from property, plant and equipment	9
Transfers to property, plant and equipment	(20)
Depreciation charge for the year	5
Disposals	(1)
At 31 December 2005	54
Transfers to property, plant and equipment	(1)
Depreciation charge for the year	4
Disposals	(13)
At 31 December 2006	44
Net book value of investment property	
At 31 December 2006	**123**
At 31 December 2005	218
At 1 January 2005	155
Fair value of investment property	
At 31 December 2006	**218**
At 31 December 2005	378

13. Investment property (continued)

The fair values above, which are based on market values, were prepared by in-house professionals and are predominantly supported by the external independent valuations from Attis Real Weatherall and CB Richard Ellis prepared within the last two years. These valuations are considered to reflect current values. Other valuations were prepared by in-house professionals. All valuations were prepared by those having an appropriate professional qualification with recent experience in the relevant location of the property being valued.

	2006 £m	2005 £m
Rental income from investment property	**19**	32

14. Equity accounted investments

Carrying value of equity accounted investments

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2005	616	1,623	2,239
Share of results after tax – continuing operations	74	–	74
Share of results after tax – discontinued operations (note 9)	139	–	139
Acquired through acquisition	23	–	23
Disposal	140	(136)	4
Reduction in shareholding	(62)	(68)	(130)
Dividends	(88)	–	(88)
Market value adjustments in respect of derivative financial instruments, net of tax	(470)	–	(470)
Actuarial losses on defined benefit pension schemes, net of tax	(47)	–	(47)
Foreign exchange adjustment	(8)	(15)	(23)
At 31 December 2005	317	1,404	1,721
Share of results after tax – continuing operations	113	–	113
Share of results after tax – discontinued operations (note 9)	70	–	70
Acquired through acquisition	(62)	66	4
Reclassified from intangible assets	–	28	28
Disposal	(239)	(1,063)	(1,302)
Dividends	(145)	–	(145)
Market value adjustments in respect of derivative financial instruments, net of tax	144	–	144
Actuarial gains on defined benefit pension schemes, net of tax	59	–	59
Revaluation of net assets acquired by equity accounted investments[1]	5	–	5
Foreign exchange adjustment	(24)	(2)	(26)
At 31 December 2006	**238**	**433**	**671**

1 The revaluation gain has arisen as a result of MBDA SAS acquiring control of LFK GmbH, which was previously accounted for as a trade investment. The £5m gain reflects a fair value uplift in respect of the carrying value of the original investment. The gain has been reflected as a credit to equity (note 27).

On 13 October 2006 the sale of the Group's shareholding in Airbus SAS to EADS was completed. In accordance with IAS 1 Presentation of Financial Statements and IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the results of Airbus are reclassified as arising from discontinuing operations, rather than continuing operations in the consolidated income statement, consolidated cash flow statement and notes to the Group accounts.

Included within purchased goodwill is £113m (2005 £47m) relating to the goodwill arising on acquisitions made by the Group's equity accounted investments subsequent to their acquisition by the Group.

The market value of the Group's shareholding in Saab AB at 31 December 2006 was £350m (2005 £278m).

Share of results of equity accounted investments by continuing business group

	2006 £m	Restated 2005 £m
Share of results excluding finance costs and taxation expense:		
Electronics, Intelligence & Support	**1**	5
Land & Armaments	**-**	(1)
Programmes	**1**	1
Customer Solutions & Support	**28**	18
Integrated Systems & Partnerships	**90**	68
HQ and other businesses	**7**	9
	127	100
Financial income	**21**	8
Taxation expense	**(35)**	(34)
	113	74

14. Equity accounted investments (continued)

Share of the assets and liabilities of equity accounted investments

	2006 £m	2005 £m
Assets:		
Non-current assets	**856**	3,453
Current assets	**2,633**	5,764
	3,489	9,217
Liabilities:		
Non-current liabilities	**(582)**	(3,550)
Current liabilities	**(2,236)**	(3,946)
	(2,818)	(7,496)
Carrying value	**671**	1,721

Principal equity accounted investments

Joint ventures	Principal activities	Principally operates in	Country of incorporation
Air Astana JSC (49%) *(Held by BAE Systems (Kazakhstan) Limited)*	Commercial aerospace activities	Kazakhstan	Kazakhstan
Eurofighter Jagdflugzeug GmbH (33%) *(Held by BAE Systems plc)*	Management and control of Eurofighter Typhoon programme	Germany	Germany
Flagship Training Limited (50%) *(Held via BAE Systems Electronics Limited)*	Supply of naval training and support services	UK	England and Wales
Fleet Support Limited (50%) *(Held via BAE Systems Marine (Holdings) Limited)*	Engineering and facilities management support to the Royal Navy	UK	England and Wales
Gripen International KB (50%) *(Held via BAE Systems (Operations) Limited)*	Marketing and selling of Gripen fighter aircraft	Sweden	Sweden
MBDA SAS (37.5%) *(Held via BAE Systems Electronics Limited and BAE Systems (Overseas Holdings) Limited)*	Development and manufacture of guided weapons	Europe	France
Panavia Aircraft GmbH (42.5%) *(Held via BAE Systems plc)*	Management and control of Tornado programme	Germany	Germany
Saab AB (20.5%) *(Held via BAE Systems (Sweden) AB)*	Defence and commercial aerospace activities	Sweden	Sweden

15. Other investments

	2006 £m	2005 £m
Non-current		
Available for sale financial assets		
Equity securities	**7**	9
Term deposits	**4**	–
	11	9
Current		
Loans and receivables		
Term deposits	**503**	35
Assets at fair value through profit or loss		
Designated at fair value through profit or loss on initial recognition		
Exchange Property	**–**	599
	503	634

15. Other investments (continued)

Reconciliation of movements

	2006 £m	2005 £m
Non-current		
At 1 January	9	66
Additions	5	17
Acquisitions of subsidiaries	-	2
Disposals	(1)	(30)
Transfer to subsidiary undertakings	-	(48)
Creation of impairment provision	(2)	(2)
Fair value movements	-	4
At 31 December	11	9
Current		
At 1 January	634	763
Additions	499	31
Disposals	(588)	(85)
Fair value movements recognised in finance costs	(42)	(75)
At 31 December	503	634

Exchange Property
The Group's shareholding in Vodafone Group Plc (Exchange Property) was disposed of during the year.

The Group had designated the Exchange Property as at fair value through profit or loss. Accordingly, movements in the fair value of the Exchange Property to disposal of £42m are recognised in finance costs in the income statement (2005 £75m).

16. Trade and other receivables

	2006 £m	2005 £m
Non-current		
Amounts owed by equity accounted investments	–	10
Other receivables	496	869
Pension prepayment (note 22)	66	20
Prepayments and accrued income	7	13
	569	912
Current		
Long-term contract balances	4,440	4,315
Less: attributable progress payments	(4,027)	(3,914)
Amounts due from contract customers	580	440
Amounts due from customers for contract work	993	841
Trade receivables	631	608
Amounts owed by equity accounted investments	218	52
Other receivables	225	242
Pension prepayment (note 22)	5	–
Prepayments and accrued income	181	134
	2,253	1,877

Included within amounts due from customers for contract work:	2006 £m	2005 £m
Retentions outstanding against long-term contracts	1	10

17. Other financial assets and liabilities

	2006 Assets £m	2006 Liabilities £m	2005 Assets £m	2005 Liabilities £m
Non-current				
Cash flow hedges – foreign exchange contracts	**30**	**(43)**	31	(41)
Other foreign exchange/interest rate contracts	**21**	**(2)**	34	(4)
	51	**(45)**	65	(45)
Current				
Cash flow hedges – foreign exchange contracts	**36**	**(36)**	39	(72)
Other foreign exchange/interest rate contracts	**14**	**(14)**	15	(6)
Embedded derivatives	**–**	**–**	–	(3)
	50	**(50)**	54	(81)
Debt-related financial instruments				
Other foreign exchange/interest rate derivatives	**6**	**(243)**	12	(147)

The debt-related financial instruments are presented as a component of loans and overdrafts (note 20).

18. Inventories

	2006 £m	2005 £m
Short-term work-in-progress	**205**	222
Raw materials and consumables	**100**	146
Finished goods and goods for resale	**90**	117
	395	485

The Group recognised £20m (2005 £26m) as a write down of inventories to their net realisable value in 2006.

19. Disposal groups

The balances in 2005 represented the assets and liabilities related to the Atlas Elektronik GmbH and UK Aerostructures businesses disposed of in 2006 (note 9).

	2006 £m	2005 £m
Non-current assets		
Intangible assets	**–**	56
Property, plant and equipment	**–**	57
Other receivables	**–**	5
	–	118
Current assets		
Inventories	**–**	78
Trade and other receivables	**–**	211
	–	289
Assets of disposal groups	**–**	407
Non-current liabilities		
Trade and other payables	**–**	(2)
Retirement benefit obligations	**–**	(67)
Deferred tax liabilities	**–**	(5)
Provisions	**–**	(1)
	–	(75)
Current liabilities		
Trade and other payables	**–**	(177)
Provisions	**–**	(18)
	–	(195)
Liabilities of disposal groups	**–**	(270)

20. Loans and overdrafts

	2006 £m	2005 £m
Non-current		
US$200m 7% bond, repayable 2007	-	116
US$500m floating rate note, repayable 2008	-	290
Euro-Sterling £150m 11⅞% bond, repayable 2008	**150**	150
European Investment Bank loan, final instalment 2009	**11**	18
Alvis loan notes, redeemable 2009	**1**	2
Debt instrument of the convertible preference shares, redeemable 2010	**242**	240
US$500m 4.75% bond, repayable 2010	**249**	284
US$1bn 6.4% bond, repayable 2011	**515**	590
Class B and Class G certificates, final instalments 2011/2013	**599**	784
Euro-Sterling £100m 10¾% bond, repayable 2014	**99**	99
US$750m 5.2% bond, repayable 2015	**382**	434
US$500m 7.5% bond, repayable 2027	**253**	288
Bank loans	**28**	34
Obligations under finance leases	**31**	70
Debt-related financial instruments	**216**	135
	2,776	3,534
Current		
Bank loans and overdrafts	**33**	92
Exchangeable £676m 3.75% Bond	-	667
US$200m 7% bond, repayable 2007	**102**	–
European Investment Bank loans, final instalment 2009	**7**	26
Class B and Class G certificates, final instalment 2011/2013	**82**	82
Obligations under finance leases	**23**	38
Debt-related financial instruments	**21**	–
Eurofighter GmbH loan	**66**	–
	334	905

The maturity of the Group's borrowings is as follows:

	Less than 1 year £m	Between 1 and 5 years £m	More than 5 years £m	Total £m
At 31 December 2006	**334**	**1,578**	**1,198**	**3,110**
At 31 December 2005	905	1,610	1,924	4,439

The US$200m 7% bond, repayable 2007 was converted at issue to a sterling fixed rate bond by utilising a cross-currency swap and has an effective interest rate of 7.62%.

The Group exercised its option to redeem the US$500m floating rate note during September 2006.

The European Investment Bank borrowing consists of three sterling denominated loans, two of which matured during 2006 whilst the third matures in 2009. The coupon rate on the outstanding loan is fixed with an interest rate of 6.86%.

For more information on the debt instrument of the convertible preference shares refer to note 1.

The US$500m 4.75% bond, repayable 2010 was converted on issue to a floating rate bond by utilising an interest rate swap giving an effective rate during 2006 of 5.71%.

The US$1bn 6.4% bond, repayable 2011 has been partially converted to a floating rate bond by utilising a series of interest rate swaps with different tenors; US$500m has been swapped until maturity of the bond in 2011 and US$250m has been swapped until December 2007. This has been overlayed by US$300m of floating to fixed interest rate swaps that fix the interest payments at a lower rate than the original coupon. The effective interest rate during 2006 was 6.35% with an interest rate split on the bond at 31 December 2006 being US$550m fixed and US$450m floating.

The Class B and Class G certificates are repayable in 2011 and 2013 respectively with fixed US$ coupon rates of 7.156% and 6.664%, giving a weighted average interest rate of 6.879%. At 31 December 2006, the gross outstanding principal due is US$1,306m. Of this balance, US$414m has been converted to a sterling floating rate bond by utilising a cross-currency swap which resulted in an effective interest rate during 2006 of 5.59% on this element.

The US$500m 7.5% bond, repayable 2027 was converted at issue to a sterling fixed rate bond by utilising a cross-currency swap and has an effective interest rate of 7.73%.

20. Loans and overdrafts (continued)

The debt-related financial instruments represent the market value of certain interest rate and cross-currency derivatives which are specifically hedging loans disclosed within the above note. These derivatives have been entered into specifically to manage the Group's exposure to foreign exchange or interest rate risk.

Exchangeable £676m 3.75% Bond
The bond was redeemed at par on maturity during July 2006 following some minor conversions into the Exchange Property.

Eurofighter GmbH loan
The loan represents surplus cash lent by Eurofighter GmbH to its shareholders. The loan incurred interest at LIBOR minus 10bp and was repaid in January 2007.

Finance lease obligations
The Group has a number of non-cancellable finance lease arrangements predominantly in respect of aircraft. The maturity of these lease liabilities from the balance sheet date is shown below.

	2006 £m	2005 £m
Finance lease liabilities – minimum lease payments due:		
Not later than one year	**24**	46
Later than one year and not later than five years	**37**	77
Later than five years	**–**	1
	61	124
Future finance charges on finance leases	**(7)**	(16)
Present value of finance lease liabilities	**54**	108
Present value of finance lease liabilities – payments due:		
Not later than one year	**23**	38
Later than one year and not later than five years	**31**	69
Later than five years	**–**	1
	54	108

Under the terms of the lease agreements, no contingent rents are payable.

The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at 31 December 2006 was 7% (2005 7%).

21. Trade and other payables

	2006 £m	2005 £m
Non-current		
Amounts due to long-term contract customers	**113**	120
Cash received on customers' account for long-term contracts	**43**	46
Amounts owed to equity accounted investments	**10**	10
Other payables	**287**	241
Accruals and deferred income	**12**	15
	465	432
Current		
Amounts due to long-term contract customers	**3,836**	3,452
Amounts due to other customers	**153**	155
Cash received on customers' account:		
Long-term contracts	**16**	2
Others	**3**	5
Trade payables	**638**	606
Amounts owed to equity accounted investments	**616**	1,256
Other taxes and social security costs	**34**	26
Other payables	**343**	357
Accruals and deferred income	**1,078**	1,147
	6,717	7,006

Included above:	2006 £m	2005 £m
Amounts due to long-term contract customers	**4,008**	3,620

Financial statements

22. Retirement benefit obligations

Pension plans

BAE Systems plc operates pension plans for the Group's qualifying employees in the UK, US and other countries. The principal plans in the UK and US are funded defined benefit plans and the assets are held in separate trustee administered funds. The plans in other countries are unfunded. Pension plan valuations are regularly carried out by independent actuaries to determine pension costs for pension funding and to calculate the IAS 19 deficit.

The disclosures below relate to post-retirement benefit plans in the UK, US and other countries which are accounted for as defined benefit plans in accordance with IAS 19. The valuations used for the IAS 19 disclosures are based on the most recent actuarial valuation undertaken by independent qualified actuaries and updated to take account of the requirements of IAS 19 in order to assess the deficit of the plans at 31 December each year. Plan assets are shown at the bid value at 31 December each year.

Post-retirement benefits other than pensions

The Group also operates a number of non-pension post-retirement benefit plans, under which certain employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired employees of the Group's subsidiaries in the US. The latest valuations of the principal plans, covering retiree medical and life insurance plans in certain US subsidiaries, were performed by independent actuaries as at 1 January 2006. The method of accounting for these is similar to that used for defined benefit pension plans.

The financial assumptions used to calculate liabilities for the principal plans were:

	UK			US		
	2006 %	2005 %	2004 %	**2006 %**	2005 %	2004 %
Inflation rate	**3.0**	2.8	2.7	**3.0**	3.0	3.0
Rate of increase in salaries	**4.0**	3.8	3.7	**5.8**	5.8	5.8
Rate of increase for pensions in payment	**2.9-3.0**	2.6-2.8	2.5-3.0	**–**	–	–
Rate of increase for deferred pensions	**3.0**	2.8	2.7	**n/a**	n/a	n/a
Discount rate	**5.2**	4.8	5.3	**5.9**	5.8	5.9
Long-term healthcare cost increases	**n/a**	n/a	n/a	**5.7**	5.7	5.7

The assumptions used are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily occur in practice. The bid value of plan assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of plan liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, as at 31 December are shown in the tables below.

For its UK pension arrangements the Group has, for the purpose of calculating its liabilities as at 31 December 2006, used PA 92 medium cohort tables based on year of birth (as published by the Institute of Actuaries) for both pensioner and non-pensioner members in conjunction with the results of an investigation into the actual mortality experience of plan members. For its US pension arrangements the mortality tables used for pensioners and non-pensioners are RP 2000 projected to 2010 (2005 RP 2000 projected to 2006). For the pension and healthcare arrangements the post-retirement mortality assumptions allow for expected increases in longevity. The current life expectancies underlying the value of the accrued liabilities for the main UK and US plans range from 18 to 22 years for current male pensioners at age 65 and 21 to 25 years for current female pensioners at age 65.

The Group has a number of healthcare arrangements in the US. The long-term healthcare cost increases shown in the table above are based on the assumptions that the increases are 10% in 2006 reducing to 5% by 2015 for pre-retirement and 10% in 2006 reducing to 5% for post-retirement.

A summary of the movements in the retirement benefit obligations is shown below. The full disclosures, as required by IAS 19, are provided in the subsequent information.

Additional disclosure – summary of movements of the retirement benefit obligations

	UK £m	US and other £m	**Total £m**
Deficit in defined benefit pension plans at 1 January 2006	(4,659)	(647)	**(5,306)**
Acquisitions and disposals	–	66	**66**
Actual return on assets above expected return	421	100	**521**
Decrease/(increase) in liabilities due to changes in assumptions	499	(26)	**473**
One-off contributions	679	54	**733**
Recurring contributions over service cost	108	23	**131**
Curtailment gains	52	61	**113**
Other movements	34	68	**102**
Deficit in defined benefit pension plans at 31 December 2006	(2,866)	(301)	**(3,167)**
US healthcare plans	–	(35)	**(35)**
Total IAS 19 deficit	(2,866)	(336)	**(3,202)**
Allocated to equity accounted investments and other participating employers	774	–	**774**
Group's share of IAS 19 deficit excluding Group's share of amounts allocated to equity accounted investments and other participating employers	(2,092)	(336)	**(2,428)**

Financial statements

22. Retirement benefit obligations (continued)

Amounts recognised on the balance sheet

	2006				2005			
	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Present value of unfunded obligations	–	(80)	(15)	(95)	–	(145)	–	(145)
Present value of funded obligations	(15,445)	(1,931)	(111)	(17,487)	(15,492)	(2,130)	(144)	(17,766)
Fair value of plan assets	12,579	1,710	91	14,380	10,833	1,628	92	12,553
Total IAS 19 deficit, net	(2,866)	(301)	(35)	(3,202)	(4,659)	(647)	(52)	(5,358)
Allocated to equity accounted investments and other participating employers[1]	774	–	–	774	1,210	–	–	1,210
Group's share of IAS 19 deficit, net	(2,092)	(301)	(35)	(2,428)	(3,449)	(647)	(52)	(4,148)
Group's share of IAS 19 deficit of equity accounted investments	(83)	-	-	(83)	(303)	–	–	(303)
Represented by:								
Pension prepayments (within trade and other receivables)	35	25	11	71	–	20	–	20
Retirement benefit obligations	(2,127)	(326)	(46)	(2,499)	(3,449)	(600)	(52)	(4,101)
Liabilities directly associated with non-current assets and disposal groups held for sale	-	-	-	-	–	(67)	–	(67)
	(2,127)	(326)	(46)	(2,499)	(3,449)	(667)	(52)	(4,168)
Group's share of IAS 19 deficit, net	(2,092)	(301)	(35)	(2,428)	(3,449)	(647)	(52)	(4,148)

1 Certain of the Group's equity accounted investments participate in the Group's defined benefit plans as well as Airbus SAS, the Group's share of which was disposed of during the year. As these plans are multi-employer plans the Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments and to Airbus SAS based upon a reasonable and consistent allocation method intended to reflect a reasonable approximation of their share of the deficit. The Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

Amounts for the current and previous four years are as follows:

Defined benefit pension plans	2006 £m	2005 £m	2004 £m	2003 £m	2002 £m
Defined benefit obligations	(17,456)	(17,767)	(14,482)	(12,386)	(11,252)
Plan assets[2]	14,289	12,461	10,143	9,305	8,127
Total deficit before tax and allocation to equity accounted investments and other participating employers	(3,167)	(5,306)	(4,339)	(3,081)	(3,125)
Actuarial gain/(loss) on plan liabilities	473	(2,100)	(1,221)	(788)	(408)
Actuarial gain/(loss) on plan assets	521	1,138	265	827	(2,048)

2 at bid value from 2003 and at mid-value for prior years

Assets of defined benefit pension plans

	2006							
	UK			US			Total	
	£m	%	Expected return %	£m	%	Expected return %	£m	%
Equities	8,232	65	8.0	1,324	77	8.75	9,556	67
Bonds	2,735	22	4.8	260	15	5.5	2,995	21
Property	1,255	10	6.25	-	-	n/a	1,255	9
Other	357	3	5.0	126	8	7.0	483	3
Total	12,579	100	7.0	1,710	100	8.5	14,289	100

	2005							
	UK			US			Total	
	£m	%	Expected return %	£m	%	Expected return %	£m	%
Equities	7,489	69	8.0	1,270	78	8.75	8,759	70
Bonds	2,276	21	4.3	231	14	5.5	2,507	20
Other (mainly property)	1,068	10	6.0	127	8	7.0	1,195	10
Total	10,833	100	7.0	1,628	100	8.5	12,461	100

22. Retirement benefit obligations (continued)

When setting the overall expected rate of return on plan assets, historical markets are studied and long-term historical relationships between equities and bonds are preserved. This is consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before expected return assumptions are determined for each asset class. The overall expected return is established with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

Changes in the fair value of plan assets are as follows:

	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Value of plan assets at 1 January 2005	9,199	944	39	10,182
Assets acquired on acquisitions	–	433	43	476
Expected return on assets	667	104	5	776
Actuarial gain/(loss)	1,151	(13)	(5)	1,133
Actual return on assets	1,818	91	–	1,909
Contributions by employer	252	71	10	333
Members' contributions (including DWP[3] rebates)	129	10	–	139
Currency gain	–	152	7	159
Benefits paid	(565)	(73)	(7)	(645)
Value of plan assets at 31 December 2005	10,833	1,628	92	12,553
Assets acquired on acquisitions	–	4	–	4
Expected return on assets	779	132	6	917
Actuarial gain	421	100	3	524
Actual return on assets	1,200	232	9	1,441
Contributions by employer	960	137	10	1,107
Contributions by employer in respect of salary sacrifice arrangements	86	–	–	86
Members' contributions (including DWP[3] rebates)	42	11	–	53
Currency loss	–	(214)	(12)	(226)
Benefits paid	(542)	(88)	(8)	(638)
Value of plan assets at 31 December 2006	**12,579**	**1,710**	**91**	**14,380**

Changes in the present value of the defined benefit obligations before allocation to equity accounted investments and other participating employers are as follows:

	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Defined benefit obligations at 1 January 2005	(13,074)	(1,408)	(108)	(14,590)
Liabilities assumed on acquisitions	–	(522)	(40)	(562)
Current service cost	(160)	(56)	(2)	(218)
Members' contributions (including DWP[3] rebates)	(129)	(10)	–	(139)
Past service cost	(17)	(1)	9	(9)
Actuarial (loss)/gain on liabilities	(2,054)	(46)	11	(2,089)
Curtailment gains	62	–	–	62
Interest expense	(685)	(98)	(8)	(791)
Currency loss	–	(207)	(13)	(220)
Benefits paid	565	73	7	645
Defined benefit obligations at 31 December 2005	(15,492)	(2,275)	(144)	(17,911)
Net liabilities (assumed)/transferred on acquisitions/disposals[4]	–	62	–	62
Current service cost	(173)	(60)	(2)	(235)
Contributions by employer in respect of salary sacrifice arrangements	(86)	–	–	(86)
Members' contributions (including DWP[3] rebates)	(42)	(11)	–	(53)
Past service cost	(7)	(2)	–	(9)
Actuarial gain/(loss) on liabilities	499	(26)	2	475
Curtailment gains	52	61	–	113
Interest expense	(738)	(118)	(8)	(864)
Currency gain	–	270	18	288
Benefits paid	542	88	8	638
Defined benefit obligations at 31 December 2006	**(15,445)**	**(2,011)**	**(126)**	**(17,582)**

3 Department for Work and Pensions
4 this includes liabilities of £67m transferred on the disposal of Atlas Elektronik GmbH

22. Retirement benefit obligations (continued)

Contributions

The Group contributions made to the defined benefit plans in the year ended 31 December 2006 were £1,020m (2005 £260m). Of this amount, £733m were special contributions towards funding the deficit and £287m were regular contributions. In 2007, the Group expects to make regular contributions at a similar level to those made in 2006. The Group also incurred a charge in respect of the cash contributions of £57m (2005 £41m) paid to defined contribution plans for employees. It expects to make a contribution of £56m to these plans in 2007.

The amounts recognised in the income statement after allocation to equity accounted investments and other participating employers are as follows:

	2006				2005			
	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Included in operating costs:								
Current service cost	(129)	(60)	(2)	(191)	(123)	(56)	(2)	(181)
Past service cost	(5)	(2)	-	(7)	(12)	(1)	9	(4)
	(134)	(62)	(2)	(198)	(135)	(57)	7	(185)
Included in other income:								
Curtailments and settlements[6]	49	61	–	110	–	–	–	–
Included in finance costs:								
Expected return on plan assets	601	132	6	739	523	104	5	632
Interest on obligations	(568)	(118)	(8)	(694)	(527)	(98)	(8)	(633)
	33	14	(2)	45	(4)	6	(3)	(1)
Included in share of results of equity accounted investments:								
Group's share of equity accounted investments' operating costs	(7)	-	-	(7)	(11)	–	–	(11)
Group's share of equity accounted investments' finance costs	-	–	–	–	(4)	–	–	(4)

6 includes a curtailment gain of £11m in respect of the UK Aerostructures business disposed of in 2006

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase £m	One percentage point decrease £m
Effect on the aggregate of service cost and interest cost	0.2	0.2
Effect on defined benefit obligations	3	2

In June 2006, the Group announced it had agreed a programme of measures to address the funding deficit in its principal UK pension plans. The measures included one-off contributions of £679m and agreed changes to the members' benefits to reduce future liabilities.

The one-off contributions of £679m included certain properties valued at £242m, the right to receive a share of the deferred consideration under the put/call option arrangement arising from the Eurosystems transaction in 2005 and valued at £238m, and £199m in cash. The properties were sold to the scheme at market value, generating a profit on disposal of £100m. Within EBITA, this profit on disposal was offset by an operating charge of £103m relating to various funding arrangements with the Group's equity accounted investments. In addition, there was a one-off cash contribution to US pension schemes of $100m (£54m).

The curtailment gains arising in the period were a result of certain benefit changes made. The Group's share of the £113m curtailment gains shown above is £110m after allocation to equity accounted investments and other participating employers. Of this £110m gain, £61m related to the reduction in the net pension liability arising from the changes to the calculation of the final US pensionable salaries and £11m arose as a result of the disposal of the UK Aerostructures business in March 2006. The remainder is partly offset by an increase in UK current service costs in the period due to the movement in discount rates.

The following analysis summarises how these items have been reflected in the consolidated income statement and the consolidated cash flow statement:

Income statement items

	£m
Included within operating costs of £11,763m	(103)
Included within other income of £371m:	
Gain on disposal of property, plant and equipment, and investment property	100
Pension curtailment gains	99
Profit on disposal of businesses	11
Curtailment gains within share of results of equity accounted investments excluding finance costs and taxation expense	1
EBITA	108

Financial statements

22. Retirement benefit obligations (continued)

Cash flow statement items:

	£m
Profit for the year	108
Share of results of equity accounted investments	(1)
Gain on disposal of property	(35)
Gain on disposal of investment property	(65)
Gain on disposal of business – continuing operations	(11)
Decrease in liabilities for retirement benefit obligations	(706)
Decrease in working capital:	
Trade and other receivables	215
Cash outflow from operating activities	(495)
Proceeds from sale of property, plant and equipment	242
Operating business cash outflow	(253)

23. Provisions

	Aircraft financing £m	Warranties and after-sales service £m	Reorganisations – ongoing operations £m	Legal costs, environmental and other £m	Total £m
Non-current	55	90	13	217	375
Current	53	64	50	176	343
At 1 January 2006	108	154	63	393	718
Created	35	72	33	199	339
Released	(9)	(37)	(17)	(61)	(124)
Utilised	(75)	(34)	(26)	(72)	(207)
Provisions and fair values arising on acquisitions	–	–	–	(2)	(2)
Discounting	–	–	1	7	8
Exchange adjustments	(7)	(7)	(1)	(22)	(37)
Other provision movements	–	(1)	(1)	2	–
At 31 December 2006	**52**	**147**	**52**	**444**	**695**
Represented by:					
Non-current	–	82	14	175	271
Current	52	65	38	269	424
	52	**147**	**52**	**444**	**695**

Aircraft financing
The provision includes probable exposures under residual value guarantees issued by the Group on previous sales transactions. Further information is provided in note 24. Such costs are generally incurred within five years.

Warranties and after-sales service
Warranties and after-sales service are provided in the normal course of business with provisions for associated costs being made based on an assessment of future claims with reference to past experience. Such costs are generally incurred within three years post-delivery.

Reorganisations – ongoing operations
The costs associated with the reorganisation programmes are supported by detailed plans and based on previous experience as well as other known factors. Such costs are generally incurred within one to three years.

Legal costs, environmental and other provisions
The Group holds provisions for expected legal, environmental and other costs that it expects to incur over an extended period. These costs are based on past experience of similar items and other known factors and represent management's best estimate of the likely outcome.

Included within legal costs, environmental and other is £82m (2005 £80m) in respect of the cash-settled elements of certain of the Group's share option schemes (note 26). The costs in respect of this liability are expected to occur over the next five years.

24. Contingent liabilities and commitments

Aircraft financing contingent liabilities

Included within the aircraft financing provision of £52m (note 23) is an exposure of £27m as discussed below:

	31 December 2006 £m	31 December 2005 £m
Potential future cash flow payments in respect of aircraft financing obligations	**191**	460
Anticipated aircraft values	**(159)**	(391)
Adjustments to net present values	**(5)**	(4)
Net exposure provided	**27**	65

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 31 December 2006 the Group's exposure to make future payments in respect of these arrangements was £191m (2005 £460m). Certain of these arrangements are covered by a Financial Risk Insurance Programme (FRIP) under which the Group would place reliance on insurance cover for the anticipated aircraft values if the guarantees were called.

After taking account of the FRIP and independent appraisal valuations the directors consider that the Group's net exposure to these guarantees is covered by the provisions held and the residual values of the related aircraft.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB. Provision is made against the expected net exposures on a net present value basis within the accounts of Saab. The Group's share of such exposure is limited to its percentage shareholding in Saab.

The reduction in the net exposure reflects the settlement of the commitment in respect of 47 RVGs in the period.

Guarantees and performance bonds

The Group has entered into a number of guarantee and performance bond arrangements in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

Operating lease commitments – where the Group is the lessee

The Group leases various offices, factories, shipyards and aircraft under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases and associated future minimum sublease income are as follows:

Payments due:	2006 £m	2005 £m
Not later than one year	**121**	66
Later than one year and not later than five years	**393**	273
Later than five years	**731**	552
	1,245	891
Total of future minimum sublease income under non-cancellable subleases	**212**	118

Capital commitments

Capital expenditure contracted for but not provided for in the accounts is as follows:

	2006 £m	2005 £m
Property, plant and equipment	**133**	93
Intangible assets	**5**	8
	138	101

Treasury contingent liabilities

Treasury contingent liabilities are set out in note 32.

Financial statements

25. Share capital

	Equity		Non-equity		Total
	Ordinary shares of 2.5p each		Special Share of £1		
	Number of shares m	Nominal value £m	Number of shares	Nominal value £	Nominal value £m
Authorised					
At 1 January 2005	3,850	96	1	1	96
Authorised in the year	600	15	–	–	15
At 1 January 2006 and 31 December 2006	**4,450**	**111**	**1**	**1**	**111**
Issued and fully paid					
At 1 January 2005	3,060	77	1	1	77
Placing of shares	150	3	–	–	3
Exercise of options	9	–	–	–	–
At 1 January 2006	3,219	80	1	1	80
Exercise of options	24	1	–	–	1
Conversion of preference shares	3	–	–	–	–
At 31 December 2006	**3,246**	**81**	**1**	**1**	**81**

Treasury shares
In connection with the disposal of its interest in Airbus, the Company stated its intention to return up to £500m to ordinary shareholders by way of on-market purchases of ordinary shares using authorities granted at the 2006 AGM and to hold the repurchased shares initially in treasury. The Company commenced this buyback programme on 26 October 2006 and, as at 31 December 2006, 28,675,000 2.5p ordinary shares with an aggregate nominal value of £1m were held in treasury.

Special Share
One Special Share of £1 in the Company is held on behalf of the Secretary of State for Trade and Industry (the Special Shareholder). Certain parts of the Company's Articles of Association cannot be amended without the consent of the Special Shareholder. These articles include the requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the Company, the requirement that the majority of the directors are British, and the requirement that the Chief Executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the Company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the Company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

Preference shares
The Company also has in issue 260 million (2005 266 million) 7.75p (net) cumulative redeemable preference shares of 25p each which have been convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years since issue up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 6,116,123 shares were converted for 2,929,867 ordinary shares. 2007 will be the final year in which shareholders can elect to convert their shares. As a result of the share repurchases during 2006, the conversion rate has decreased to 0.47554 ordinary shares for every preference share at 31 December 2006. In accordance with the Articles of Association the preference share conversion rate will be adjusted further as a result of share repurchases made after 31 December 2006. The Company may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividend, is therefore £260m (2005 £266m).

In accordance with IAS 32 the convertible preference shares are considered to be a compound financial instrument consisting of both a debt element and an equity component which require separate accounting treatment. Under IAS 32, the equity option component of preference shares of £76m (2005 £78m) is included as a separate reserve within equity (note 27). The debt element is recognised within loans and overdrafts (note 20).

The preference shares carry voting rights at a general meeting of the Company only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the Company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the Special Share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

26. Share-based payments

Details of the terms and conditions of each share option scheme are given in the Remuneration Report on pages 51 to 65.

Executive Share Option Scheme (ExSOS)
Equity-settled options

	2006		2005	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**71,399**	**2.78**	63,475	2.76
Granted during the year	**6,082**	**4.28**	10,569	2.89
Converted during the year	**8,641**	**2.15**	–	–
Exercised during the year	**(13,353)**	**2.40**	(992)	1.65
Expired during the year	**(16,567)**	**3.23**	(1,653)	3.35
Outstanding at the end of the year	**56,202**	**2.80**	71,399	2.78
Exercisable at the end of the year	**16,269**	**2.86**	2,350	3.18

Cash-settled share appreciation rights

	2006		2005	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**69,129**	**2.88**	61,957	2.90
Granted during the year	–	–	8,946	2.71
Converted during the year	**(8,641)**	**2.15**	–	–
Exercised during the year	**(4,843)**	**2.29**	(5)	2.40
Expired during the year	**(19,840)**	**3.45**	(1,769)	2.68
Outstanding at the end of the year	**35,805**	**2.82**	69,129	2.88
Exercisable at the end of the year	**11,736**	**3.01**	–	–

In 2006 the terms of settlement for unvested ExSOS Share Appreciation Rights (SARs) were modified and a determination made that 8.6m SARs should be settled on exercise by way of shares (equity-settled) rather than cash (cash-settled). The fair value of these modified options was calculated based on the value of the equivalent equity options issued at the same time.

	2006		2005	
	Equity-settled	**Cash-settled**	Equity-settled	Cash-settled
Range of exercise price of outstanding options (£)	**1.72 – 4.87**	**1.72 – 4.21**	1.72 – 4.87	1.72 – 4.21
Weighted average remaining contracted life (years)	**7**	**6**	7	7
Weighted average fair value of options granted (£)	**1.30**	–	1.00	1.62
Expense recognised for the year (£m)	**9**	**18**	6	27

Performance Share Plan (PSP)
Equity-settled awards

	2006 Number of shares '000	2005 Number of shares '000
Outstanding at the beginning of the year	**18,917**	14,462
Granted during the year	**4,055**	5,261
Converted during the year	**5,669**	–
Exercised during the year	**(2,495)**	–
Expired during the year	**(538)**	(806)
Outstanding at the end of the year	**25,608**	18,917
Exercisable at the end of the year	–	–

Financial statements

26. Share-based payments (continued)

Cash-settled awards

	2006 Number of shares '000	2005 Number of shares '000
Outstanding at the beginning of the year	**21,389**	16,076
Granted during the year	**–**	5,822
Converted during the year	**(5,669)**	–
Exercised during the year	**(2,188)**	–
Expired during the year	**(831)**	(509)
Outstanding at the end of the year	**12,701**	21,389
Exercisable at the end of the year	**3,071**	–

In 2006 the terms of settlement for unvested PSP Share Appreciation Rights (SARs) were modified and a determination made that 5.7m SARs should be settled on vesting by way of shares (equity-settled) rather than cash (cash-settled). The fair value of these modified options was calculated based on the value of the equivalent equity options issued at the same time.

	2006		2005	
	Equity-settled	**Cash-settled**	Equity-settled	Cash-settled
Weighted average remaining contracted life (years)	**5**	**4**	5	5
Weighted average fair value of options granted (£)	**1.88**	**–**	1.48	2.77
Expense recognised for the year (£m)	**8**	**22**	6	25

The exercise price for the PSP is £nil (2005 £nil).

Restricted Share Plan (RSP)
All awards are equity-settled.

	2006 Number of shares '000	2005 Number of shares '000
Outstanding at the beginning of the year	**1,047**	799
Granted during the year	**303**	481
Exercised during the year	**(9)**	–
Expired during the year	**(3)**	(20)
Released during the year	**–**	(213)
Outstanding at the end of the year	**1,338**	1,047
Exercisable at the end of the year	**–**	–

	2006	2005
Weighted average remaining contracted life (years)	**1**	2
Weighted average fair value of options granted (£)	**3.89**	2.38
Expense recognised for the year (£m)	**1**	1

The exercise price for the RSP is £nil (2005 £nil).

Save-As-You-Earn (SAYE)
Equity-settled options

	2006		2005	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**33,651**	**1.80**	54,214	2.10
Exercised during the year	**(11,215)**	**1.96**	(7,372)	2.51
Expired during the year	**(1,262)**	**1.74**	(13,191)	2.62
Outstanding at the end of the year	**21,174**	**1.71**	33,651	1.80
Exercisable at the end of the year	**128**	**1.74**	–	–

Financial statements

26. Share-based payments (continued)

Cash-settled share appreciation rights

	2006		2005	
	Number of shares '000	**Weighted average exercise price £**	Number of shares '000	Weighted average exercise price £
Outstanding at the beginning of the year	**14,388**	**2.70**	16,924	2.46
Granted during the year	**-**	**-**	4,424	3.56
Exercised during the year	**(4,361)**	**2.48**	(557)	2.56
Expired during the year	**(1,104)**	**2.91**	(6,403)	2.66
Outstanding at the end of the year	**8,923**	**2.76**	14,388	2.70
Exercisable at the end of the year	**1,592**	**1.74**	3,093	2.71

	2006		2005	
	Equity-settled	**Cash-settled**	Equity-settled	Cash-settled
Range of exercise price of outstanding options (£)	**0.93 – 3.21**	**1.72 – 3.56**	0.93 – 3.21	1.72 – 3.56
Weighted average remaining contracted life (years)	**2**	**2**	2	2
Weighted average fair value of options granted (£)	**–**	**–**	–	1.15
Expense recognised for the year (£m)	**3**	**7**	3	9

Details of options granted in the year

The fair value of equity-settled awards granted in the year has been measured using the weighted average inputs below and the following valuation models:

PSP – Monte Carlo

RSP – Dividend valuation model

ExSOS & SAYE – Binomial model

	2006	2005
Range of share price at date of grant (£)	**4.18**	2.62 – 3.85
Exercise price (£)	**0 - 4.28**	0 – 3.56
Expected option life (years)	**3 - 5**	3 – 5
Volatility	**27 - 38%**	27 – 42%
Spot dividend yield	**2.5%**	2.6%
Risk free interest rate	**4.4%**	4.1 – 4.2%

Volatility was calculated with reference to the Group's weekly share price volatility, after allowing for dividends and stock splits, for the greater of 30 weeks or for the period until vest date.

The average share price in the year was £3.96 (2005 £2.94).

The liability in respect of the cash-settled elements of the schemes shown above and reported within provisions at 31 December 2006 is £82m (2005 £80m).

The intrinsic value of cash-settled options that have vested at 31 December 2006 is £14m (2005 £3m).

27. Reconciliation of movement in capital and reserves

	Attributable to equity holders of the parent							
	Issued share capital £m	Share premium £m	Equity option of preference shares £m	Other reserves £m	Retained earnings £m	Total £m	Minority interests £m	Total equity £m
Balance at 1 January 2005	77	412	78	6,014	(3,504)	3,077	10	3,087
Reclassification[1]	–	–	–	(636)	636	–	–	–
Total recognised income and expense	–	–	–	(658)	295	(363)	2	(361)
Share-based payments	–	–	–	–	16	16	–	16
Shares issued	3	370	–	–	–	373	–	373
Other	–	–	–	–	–	–	4	4
Ordinary share dividends	–	–	–	–	(315)	(315)	–	(315)
At 31 December 2005	80	782	78	4,720	(2,872)	2,788	16	2,804
Total recognised income and expense	–	–	–	(476)	2,177	1,701	3	1,704
Share-based payments[2]	–	–	–	–	46	46	–	46
Share options:								
Proceeds from shares issued	1	52	–	–	–	53	–	53
Purchase of own shares by ESOP	–	–	–	–	(12)	(12)	–	(12)
Conversion of preference shares	–	7	(2)	6	(6)	5	–	5
Purchase of treasury shares	–	–	–	–	(112)	(112)	–	(112)
Release of unrealised gain on the sale of Atlas Elektronik	–	–	–	(11)	–	(11)	–	(11)
Revaluation of net assets acquired by equity accounted investments (note 14)	–	–	–	–	5	5	–	5
Reclassification	–	–	–	91	(91)	–	–	–
Other	–	–	–	–	–	–	(2)	(2)
Ordinary share dividends	–	–	–	–	(346)	(346)	–	(346)
At 31 December 2006	**81**	**841**	**76**	**4,330**	**(1,211)**	**4,117**	**17**	**4,134**

Other reserves includes a merger reserve of £4,589m (2005 £4,589m), a statutory reserve[3] of £202m (2005 £202m), a translation reserve of £259m debit (2005 £85m debit) and a hedging reserve of £27m (2005 £225m).

1 At 31 December 2004, the fair value reserve of £636m represented the unrealised gain on the Group's holdings in the shares of Vodafone Group Plc that arose on uplifting the shares from historical cost to market value at that date. On adoption of IAS 32, and in accordance with IFRS 1, the Group's holding in these shares was designated as a financial asset at fair value through profit or loss. As a result, from 1 January 2005 movements in the market value of these shares are recorded through the income statement. Accordingly, this was reclassified into retained earnings.
2 The credit in respect of share-based payments for the year ended 31 December 2006 comprises £21m in respect of equity-settled share-based payment schemes, £21m relating to a change in the terms of certain share-based payment schemes from cash-settled to equity-settled and £4m relating to discontinued operations.
3 Under section 4 of the British Aerospace Act 1980 the statutory reserve may only be applied in paying up unissued shares of the Group to be allotted to members of the Group as fully paid bonus shares.

Own shares held

Own shares held, including treasury shares and shares held by the ESOP Trust, are recognised as a deduction from retained earnings.

BAE Systems ESOP Trust Limited

Own shares with a weighted average cost of £8m (2005 £5m) comprise a holding of 2,382,835 (2005 1,748,945) ordinary shares of 2.5p each in BAE Systems plc, listed on the London Stock Exchange, and are held by BAE Systems ESOP Trust of which IFG Trust (Jersey) Limited are the trustees. Information on the market value and allocation of these shares to the Group's various share option schemes is as follows:

Market value	2006 £m	2005 £m
Under option	**10**	4
Not yet allocated to share option schemes	**–**	3
	10	7

Allocation	2006 Number of shares	2005 Number of shares
Held under Restricted Share Plan		
Executive directors: under option	**199,573**	384,524
Other employees: under option	**1,138,671**	661,940
Held under Performance Share Plan		
Executive directors: under option	**470,952**	–
Other employees: under option	**573,639**	–
Not yet allocated to share option schemes	**–**	702,481
	2,382,835	1,748,945

Dividends on the shares held in the ESOP Trust have not been waived. Finance costs and other administrative charges are included in the income statement on an accruals basis.

Financial statements

28. Reconciliation of operating business cash flow

	2006 £m	Restated 2005 £m
Cash inflow from operating activities	**778**	2,099
Purchases of property, plant and equipment	**(419)**	(318)
Capital expenditure on investment property	**–**	(12)
Additions to intangible assets	**(27)**	(17)
Proceeds from the sale of property, plant and equipment	**135**	30
Proceeds from the sale of investment property	**174**	54
Proceeds from the sale of non-current other investments	**1**	30
Purchase of non-current other investments	**(5)**	(17)
Dividends received from equity accounted investments	**145**	88
Operating business cash flow	**782**	1,937
Electronics, Intelligence & Support	**273**	323
Land & Armaments	**137**	168
Programmes	**173**	285
Customer Solutions & Support	**289**	850
Integrated Systems & Partnerships	**158**	17
HQ and other businesses	**(225)**	(79)
Discontinued operations	**(23)**	373
Operating business cash flow	**782**	1,937

29. Net cash/(debt) as defined by the Group

	2006 £m	2005 £m
Term deposits – non-current	**4**	–
Other investments – current	**503**	634
Cash and cash equivalents	**3,100**	2,581
	3,607	3,215
Loans – non-current	**(2,776)**	(3,534)
Loans – current	**(308)**	(815)
Overdrafts – current	**(26)**	(90)
Loans and overdrafts – current	**(334)**	(905)
Cash received on customers' account[1] (included within payables)	**(62)**	(53)
	(3,172)	(4,492)
Closing net cash/(debt) as defined by the Group	**435**	(1,277)

Movement in net cash/(debt) as defined by the Group

	2006 £m	2005 £m
Opening net debt as defined by the Group	**(1,277)**	(668)
Adoption of IAS 32 and IAS 39	**–**	(283)
Restated opening net debt as defined by the Group	**(1,277)**	(951)
Operating business cash flow	**782**	1,937
Interest and preference dividends	**(207)**	(152)
Taxation	**(85)**	(27)
Free cash inflow	**490**	1,758
Acquisitions and disposals	**1,330**	(1,548)
Debt acquired on acquisition of subsidiary undertaking	**–**	(288)
Proceeds from issue of share capital	**53**	373
Equity dividends paid	**(346)**	(315)
Other non-cash movements	**(5)**	(52)
Purchase of treasury shares	**(112)**	–
Purchase of own shares by ESOP	**(12)**	–
Foreign exchange	**323**	(219)
Movement in cash received on customers' account[1]	**(9)**	(35)
Closing net cash/(debt) as defined by the Group	**435**	(1,277)

1 cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payments guarantees unrelated to *company performance*

30. Dividends

	2006 £m	2005 £m
Equity dividends		
Prior year final 6.3p dividend per ordinary share paid in the year (2005 5.8p)	**203**	186
Interim 4.4p dividend per ordinary share paid in the year (2005 4.0p)	**143**	129
	346	315

After the balance sheet date, the directors proposed a final dividend of 6.9p (2005 6.3p). The dividend, which is subject to shareholder approval, will be paid on 1 June 2007 to shareholders registered on 20 April 2007. The ex-dividend date is 18 April 2007.

Shareholders who do not at present participate in the Company's Dividend Reinvestment Plan and wish to receive the final dividend in shares rather than cash should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 10 May 2007.

31. Acquisition of subsidiaries

On 16 October 2006 the Group completed the acquisition of 100% of the shares of National Sensor Systems, LLC. for $8.7m (£5m) in cash. The company specialises in the development of electro-optical sensor systems for aerospace and defence applications. In addition, the Group paid deferred consideration of £7m in respect of its acquisition, in May 2005, of OMC Group.

32. Financial risk management

A discussion of the Group's treasury objectives and policies and the use of financial instruments can be found in the operating and financial review and the directors' report. Financial instruments comprise net debt (note 29) together with other financial assets and other financial liabilities and other instruments deemed to be financial instruments under IAS 32 including non-current receivables, non-current payables and non-current provisions.

Hedging instruments
The notional, or contracted, amounts of derivative financial instruments are shown below, analysed between foreign exchange contracts and interest rate contracts, classified by year of maturity.

	31 December 2006				31 December 2005			
Foreign exchange contracts	**Not exceeding 1 year £m**	**Between 1 year and 5 years £m**	**More than 5 years £m**	**Total £m**	Not exceeding 1 year £m	Between 1 year and 5 years £m	More than 5 years £m	Total £m
Net forward (sales)/purchase contracts								
US dollar	**(1,498)**	**25**	**(38)**	**(1,511)**	(1,406)	93	(35)	(1,348)
Euro	**643**	**10**	**3**	**656**	1,240	(59)	2	1,183
Other	**36**	**2**	**–**	**38**	20	136	–	156
	(819)	**37**	**(35)**	**(817)**	(146)	170	(33)	(9)

	31 December 2006				31 December 2005			
Interest rate contracts	**Not exceeding 1 year £m**	**Between 1 year and 5 years £m**	**More than 5 years £m**	**Total £m**	Not exceeding 1 year £m	Between 1 year and 5 years £m	More than 5 years £m	Total £m
Interest rate swap contracts								
US dollar	**128**	**664**	**–**	**792**	–	437	466	903
Sterling	**26**	**99**	**53**	**178**	12	73	31	116
	154	**763**	**53**	**970**	12	510	497	1,019

	31 December 2006				31 December 2005			
Cross currency swap contracts	**Not exceeding 1 year £m**	**Between 1 year and 5 years £m**	**More than 5 years £m**	**Total £m**	Not exceeding 1 year £m	Between 1 year and 5 years £m	More than 5 years £m	Total £m
Net forward (sales)/purchase contracts								
US dollar	**143**	**252**	**301**	**696**	21	277	460	758
Euro	**–**	**–**	**–**	**–**	–	(95)	–	(95)
Other	**–**	**(137)**	**–**	**(137)**	–	(135)	–	(135)
	143	**115**	**301**	**559**	21	47	460	528

32. Financial risk management (continued)

Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

The fair values of financial instruments have been determined based on available market information at the balance sheet date, and the valuation methodologies listed below:

- the fair value of forward foreign exchange contracts are calculated by discounting the contracted forward values and translating at the appropriate balance sheet rates;
- the fair value of both interest rate and cross-currency swaps are calculated by discounting expected future principal and interest cash flows and translating at the appropriate balance sheet rates;
- the fair value of loans and overdrafts has been estimated by discounting the future cash flows to net present values using appropriate market-based interest rates prevailing at 31 December.

Due to the variability of the valuation factors, the fair values presented at the balance sheet date may not be indicative of the amounts the Group would expect to realise in a current market environment.

The following table compares the estimated fair values of certain financial assets and liabilities to their carrying values at the balance sheet date[1].

	Net carrying amount 2006 £m	Estimated fair value 2006 £m	Net carrying amount 2005 £m	Estimated fair value 2005 £m
Assets				
Non-current				
Other investments	**4**	**4**	–	–
Other receivables[2]	**569**	**569**	912	912
Other financial assets	**51**	**51**	65	65
Current				
Other investments	**503**	**503**	634	634
Other financial assets	**50**	**50**	54	54
Cash and cash equivalents	**3,100**	**3,100**	2,581	2,581
Liabilities				
Non-current				
Loans	**(2,776)**	**(2,964)**	(3,534)	(3,825)
Other financial liabilities	**(45)**	**(45)**	(45)	(45)
Current				
Loans and overdrafts	**(334)**	**(339)**	(905)	(905)
Other financial liabilities	**(50)**	**(50)**	(81)	(81)
	1,072	**879**	(319)	(610)

1 the estimated fair values of the remaining financial assets and liabilities are consistent with their carrying values at the balance sheet date
2 net carrying amount approximates to estimated fair value as there is no active market

Interest rate risk

Based on contracted maturities and/or repricing dates, the following amounts are exposed to interest rate risk over the future as shown below:

	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Beyond 2011 £m
Assets						
Non-current						
Trade and other receivables	115	–	–	–	–	–
Current						
Other investments	503	–	–	–	–	–
Cash and cash equivalents	3,100	–	–	–	–	–
Liabilities						
Non-current						
Loans	(764)	(636)	(608)	(573)	(281)	(141)
Current						
Loans and overdrafts	(112)	–	–	–	–	–

32. Financial risk management (continued)

Collateral
As shown above, the Group has entered into a number of financial derivative contracts to hedge certain long-term foreign currency and interest rate exposures. Cash collateral payments can be required to be made periodically to the counterparty dependent on the market value of these financial derivatives. Cash deposited in this way is treated as a non-current receivable and at 31 December 2006 totalled £115m (2005 £80m).

Committed undrawn borrowing facilities
At 31 December 2006 the Group had a revolving credit facility (RCF) of £1.5bn, which expires in more than two years but less than five years (2005 £1.5bn which expires in more than two years but less than five years). The RCF was originally contracted for five years until 2010. However, it has been extended by the agreement of two one-year extensions until 2012, although the available amount for the final year has been reduced from £1.5bn to £1.3bn. The RCF remained undrawn throughout the year.

Interest rate fluctuations
The objective of interest rate risk management is to reduce the exposure to interest rate fluctuations on borrowings and deposits. This is achieved through varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon by utilising derivative instruments, mainly interest rate swaps. The Group's current interest rate management policy is that a minimum of 25% (2005 25%) and a maximum of 75% (2005 75%) of debt is maintained at fixed interest rates. At 31 December 2006, the Group had 72% (2005 70%) of fixed rate debt and 28% (2005 30%) of floating rate debt based on a gross debt of £3.1bn (2005 £4.4bn).

The floating rate debt has been predominantly achieved by entering into interest rate swaps which swap the fixed rate US dollar interest payable on debt into either floating rate sterling or US dollars. At the end of 2006, the Group had a total of $1.6bn (2005 $1.7bn) of this type of swap outstanding with an average duration of 3.6 years (2005 4.5 years). In respect of the fixed rate debt the weighted average period in respect of which interest is fixed was six years (2005 six years).

Given the level of short-term interest rates during the year, the average cost of the floating rate debt was 5.8% on both US dollars and sterling (2005 5.3% – 5% on US dollars and 6.1% on sterling); the cost of the fixed rate debt was 7.0% (2005 6.8%). A 1% change in short-term rates applied to the year end fixed/floating mix and level of borrowings would vary the interest cost to the Group by £9m (2005 £13m).

In respect of cash deposits, given the fluctuation in the Group's working capital requirements, cash is generally invested for short-term periods based at floating interest rates.

Credit risk on cash and cash equivalents
The Group is exposed to credit risk on its cash and cash equivalents to the extent of non-performance by its counterparties in respect of financial instruments. However, the Group has policies in place to ensure credit risk is limited by placing concentration limits. BAE Systems has a credit limit system to manage actively its exposure to treasury counterparties. The system assigns a maximum exposure based on the counterparty's FT composite rating. These limits are regularly monitored and updated.

The cash and cash equivalents of the Group are invested in non-speculative financial instruments which are usually highly liquid such as overnight deposits and money market funds. The Group, therefore, believes it has negligible exposure to price risk.

33. Related party transactions

The Group has a related party relationship with its directors and key management (as disclosed in the Remuneration Report on pages 51 to 65 and in note 7), its equity accounted investments (note 14) and the pension plans (note 22).

Transactions occur with the equity accounted investments in the normal course of business and are priced on an arm's-length basis and settled on normal trade terms. The more significant transactions are disclosed below:

For the year ended 31 December 2006

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m	Lease income/ (expense) with related party £m	Other £m
Airbus SAS[1]	50	–	–	–	15	–
Eurofighter Jagdflugzeug GmbH	1,212	–	97	66	–	–
Flagship Training Limited	–	2	–	16	–	–
Fleet Support Limited	1	8	–	2	–	–
Gripen International KB	–	–	103	115	–	–
MBDA SAS	124	12	14	482	2	–
Panavia Aircraft GmbH	75	53	2	–	–	–
Saab AB	4	2	–	–	–	1
CTA International	1	–	–	–	–	–
Silicon Sensing Systems	–	–	–	7	–	–
Xchanging Procurement Services	16	101	2	2	–	–
Xchanging HR Services	–	26	–	2	–	–


Financial statements

33. Related party transactions (continued)

For the year ended 31 December 2005

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m	Lease income/ (expense) with related party £m	Other £m
Airbus SAS	177	–	–	745	17	–
AMS NV	2	–	–	–	1	–
Eurofighter Jagdflugzeug GmbH	1,242	–	18	–	–	–
Flagship Training Limited	–	2	–	13	–	–
Fleet Support Limited	–	9	–	–	–	–
Gripen International KB	–	–	4	24	–	–
MBDA SAS	106	14	27	478	2	–
Panavia Aircraft GmbH	24	79	2	3	–	3
Saab AB	4	3	1	–	–	–
Xchanging Procurement Services	14	22	1	–	–	–
Xchanging HR Services	–	6	2	–	–	–

1 transactions with Airbus SAS up to the date of disposal in October 2006

34. Group entities

Principal subsidiary entities	Principal activities	Principally operates in	Country of incorporation
BAE Systems (Operations) Limited *(Held via BAE Systems Enterprises Limited and BAE Systems (Holdings) Limited)*	Defence and commercial aerospace activities	UK	England and Wales
BAE Systems Australia Limited *(Held via BAE Systems Australia Holdings Limited)*	Defence support and avionics	Australia	Australia
BAE Systems Electronics Limited *(Held via Meslink Limited)*	Naval prime contracting	UK	England and Wales
BAE Systems Marine Limited* *(Held via BAE Systems Marine (Holdings) Limited)*	Shipbuilding	UK	England and Wales
BAE Systems Integrated System Technologies Limited *(Held via BAE Systems Electronics Limited)*	Defence systems	UK	England and Wales
BAE Systems Inc. *(Held via BAE Systems Holdings Inc.)*	Defence systems	US	US
BAE Systems Land & Armaments Inc. *(Held via BAE Systems Inc.)*	Manufacture and support of military vehicles and ship repair	US & Sweden	US
BAE Systems Land Systems (Munitions & Ordnance) Limited *(Held via BAE Systems (Holdings) Limited)*	Manufacture of ammunition and weapon systems	UK	England and Wales
BAE Systems Land Systems (Weapons & Vehicles) Limited *(Held via BAE Systems Land Systems (Finance) Limited and Alvis Limited)*	Design, manufacture, supply and support of armoured vehicles	UK	England and Wales
Alvis Limited *(Held via BAE Systems (Holdings) Limited)*	*Manufacture and support of military* vehicles	UK	England and Wales

The above list sets out the principal subsidiaries within the Group accounts. It does not represent a full list of subsidiaries. All holdings represent 100% of ordinary share capital.

* Company subject to specific Office of Fair Trading undertakings. Copies of its accounts may be obtained from the Company Secretary, BAE Systems plc.

35. Events after the balance sheet date

On 17 January 2007, the Group completed the sale of its 50% interest in HR Enterprise Limited to Xchanging HR Services for a cash consideration of £10m.

Company balance sheet

	Notes	2006 £m	2005 £m
Fixed assets			
Tangible assets	2	**9**	19
Investments			
Investments in subsidiary undertakings	3	**4,979**	4,978
		4,988	4,997
Current assets			
Stocks	4	**2**	2
Debtors due within one year	5	**4,599**	6,115
Debtors due after one year	5	**144**	121
Investments	6	**491**	599
Other financial assets due within one year	7	**82**	152
Other financial assets due after one year	7	**85**	57
Cash at bank and in hand		**2,714**	1,332
		8,117	8,378
Liabilities falling due within one year			
Loans and overdrafts	8	**(123)**	(748)
Creditors	9	**(8,903)**	(9,707)
Other financial liabilities	7	**(87)**	(167)
		(9,113)	(10,622)
Net current liabilities		**(996)**	(2,244)
Total assets less current liabilities		**3,992**	2,753
Liabilities falling due after one year			
Loans	8	**(913)**	(936)
Creditors	9	**(1)**	(1)
Other financial liabilities	7	**(76)**	(42)
		(990)	(979)
Provisions for liabilities and charges	10	**(12)**	(3)
		2,990	1,771
Capital and reserves			
Issued share capital	12	**81**	80
Equity option of convertible preferences shares	12	**76**	78
Share premium account	13	**841**	782
Statutory reserve	14	**202**	202
Other reserves	13	**101**	49
Profit and loss account	13	**1,689**	580
Equity shareholders' funds		**2,990**	1,771

Approved by the Board on 21 February 2007 and signed on its behalf by:

M J Turner — Chief Executive

G W Rose — Group Finance Director

Notes to the Company accounts

1. Accounting policies

Basis of preparation
The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, and in accordance with applicable accounting standards in the United Kingdom (UK GAAP). The going concern basis has been applied in these accounts.

In the Company's accounts, all fixed asset investments (including subsidiary undertakings and joint ventures) are stated at cost (or valuation in respect of certain listed investments) less provisions for impairments. Dividends received and receivable are credited to the Company's profit and loss account. In accordance with section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account. The amount of profit for the financial year of the Company is disclosed in note 13 to these accounts.

Relief under sections 131 and 133 of the Companies Act 1985 is taken wherever possible. Accordingly, where such relief is available, the difference between the fair value and aggregate nominal value of shares is not recognised in either shareholders' funds or cost of investment.

Cash flow statement
The Company is exempt under the terms of Financial Reporting Standard 1, paragraph 5a, from the requirement to publish its own cash flow statement, as its cash flows are included within the consolidated cash flow statement of the Group.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. These exchange differences are recognised in the profit and loss account unless they qualify for hedge accounting treatment, in which case the effective portion is recognised directly in a separate component of equity.

Tangible fixed assets
Depreciation is provided, normally on a straight-line basis, to write off the cost or valuation of tangible fixed assets over their estimated useful economic lives to any estimated residual value using the following rates:

Buildings	up to 50 years, or the lease term if shorter
Computing equipment, motor vehicles and short life works equipment	3 to 5 years

No depreciation is provided on freehold land and assets in the course of construction.

Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Leases
Assets obtained under finance leases are included in tangible fixed assets at cost and are depreciated over their useful economic lives, or the term of their lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within loans. Rental payments are apportioned between the finance element, which is charged as interest to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant rate of charge on the outstanding obligation.

Rental payments under operating leases are charged to the profit and loss account on a straight-line basis in arriving at operating profit.

Investments
The Company's investment in shares in group companies are stated at cost less provision for impairment.

Stocks
Stocks are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Tax
The charge for taxation is based on the profit for the year and takes account of taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised on an undiscounted basis in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date where there is an obligation to pay more tax, or a right to pay less tax, in the future.

Pensions and other post-retirement benefits
The Company contributes to Group pension plans operated in the UK. Details of the principal plans and the financial assumptions used are contained in the consolidated accounts of BAE Systems plc. As permitted by Financial Reporting Standard 17 Retirement Benefits (FRS 17), the plans are accounted for as defined contribution plans, as the employer cannot identify its share of the underlying assets and liabilities of the plans. The employer's contributions are set in relation to the current service period and also to fund a series of measures which were agreed during the year to address the pension scheme deficits.

Share options and own shares held
The Company issues equity-settled share options to employees. In accordance with the requirements of FRS 20 Share-based payment (FRS 20), the Company has applied FRS 20 to all equity-share options granted after 7 November 2002 that were unvested as of 1 January 2005. Equity-settled share options are measured at fair value at the date of grant using an option pricing model. The fair value is expensed on a straight-line basis over the vesting period, based on the Company's estimate of the number of shares that will actually vest.

In accordance with Urgent Issues Task Force Abstract 25 – National insurance contributions on share option gains (UITF 25) the Company provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted, except where the employee has agreed to settle the employer's national insurance liability as a condition of the grant of the options.

The Company has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 – Employee share schemes (UITF 17) from charging to the profit and loss account the 20% discount offered to employees partaking in such Company operated SAYE schemes.

1. Accounting policies (continued)

As required under Urgent Issues Task Force Abstract 38 – Accounting for ESOP trusts (UITF 38) the cost to the Company of own shares held is shown as a deduction from shareholders' funds within the profit and loss account. Consideration paid or received for the purchase or sale of the Company's own shares in the ESOP trust is shown separately in the reconciliation of movements in shareholders' funds.

Preference share capital
The Company has in issue 7.75p (net) cumulative preference shares of 25p each that are convertible into the Company's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. As a result of the share repurchases during 2006, the conversion rate has decreased to 0.47554 ordinary shares for every preference share at 31 December 2006. In accordance with the Articles of Association the preference share conversion rate will be adjusted further as a result of share repurchases made after 31 December 2006. From 1 July 2007 to 1 January 2010, the Company may redeem any outstanding shares at 100p per share, together with any arrears and accruals of dividends.

In accordance with FRS 25 the preference shares are considered a compound financial instrument and accordingly, have been split into an underlying debt instrument, classified within loans and overdrafts, and an equity conversion option, classified within equity.

The underlying debt instrument is presented on an amortised cost basis until extinguished on conversion or maturity of the preference shares.

The equity conversion option is presented at its historic fair value, based on the date of original issue of the preference shares. On conversion of a preference share into ordinary shares, the attributable amount of the equity component is reclassified to share capital and share premium. From 1 July 2007, the option to convert into ordinary shares is extinguished, and accordingly the remaining balance on the equity conversion option will be transferred to the profit and loss reserve.

Dividends thereon are recognised in the income statement as finance costs.

Dividends
Equity dividends on ordinary share capital are recognised as a liability in the period in which they are declared.

2. Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 January 2006	26	40	66
Additions	50	–	50
Disposals	(62)	–	(62)
At 31 December 2006	14	40	54
Depreciation and impairment			
At 1 January 2006	13	34	47
Depreciation	–	1	1
Disposals	(3)	–	(3)
At 31 December 2006	10	35	45
Net book value			
At 31 December 2006	**4**	**5**	**9**
At 31 December 2005	13	6	19

The amounts above at 31 December 2006 include:

	Land and buildings £m	Plant and equipment £m	Total £m
Capitalised finance leases			
Cost	–	24	24
Accumulated depreciation	–	24	24
Assets let under operating leases			
Cost	–	–	–
Accumulated depreciation	–	–	–
Net book value of:			
Freehold property	–	–	–
Long leasehold property	4	–	4
Short leasehold property	–	–	–
Fixtures, fittings and equipment	–	5	5
	4	**5**	**9**

Land and buildings comprise:

- freehold and long leasehold land and buildings owned by the Company as at 30 June 1996, excluding certain overseas properties, revalued at that date. The majority of the Group's operational properties at that time were valued on a depreciated replacement basis, owing to their specialisation, with the remainder on an existing use value basis. Other non-operational properties were valued on the basis of open market value;
- short leaseholds at cost;
- additions subsequent to 30 June 1996 at cost; and
- land and buildings owned by subsidiary undertakings acquired since 30 June 1996 at fair value at the date of acquisition.

3. Fixed asset investments

	Subsidiary undertakings £m	Other £m	Total £m
Cost			
At 1 January 2006 and 31 December 2006	**5,042**	**-**	**5,042**
Impairment provisions			
At 1 January 2006	64	–	64
Released	–	(1)	(1)
At 31 December 2006	**64**	**(1)**	**63**
Net carrying value			
At 31 December 2006	**4,978**	**1**	**4,979**
At 31 December 2005	4,978	–	4,978

4. Stocks

	2006 £m	2005 £m
Development properties	**2**	2

5. Debtors

	2006 £m	2005 £m
Due within one year		
Corporation tax recoverable	**32**	32
Amounts owed by subsidiary undertakings	**4,500**	5,988
Amounts owed by Group joint ventures	**1**	7
Other debtors	**33**	72
Prepayments and accrued income	**33**	16
	4,599	6,115
Due after one year		
Amounts owed by Group joint ventures	–	7
Other debtors	**143**	113
Prepayments and accrued income	**1**	1
	144	121

Other debtors includes cash collateral of £115m (2005 £80m).

6. Current asset investments

	2006 £m	2005 £m
Exchange Property	–	599
Other securities	**491**	–
	491	599

Exchange Property represented the Company's shareholding in Vodafone Group Plc which was sold during the year.

Financial statements

7. Other financial assets and liabilities

	2006 Assets £m	2006 Liabilities £m	2005 Assets £m	2005 Liabilities £m
Due within one year				
Cash flow hedges – foreign exchange contracts	**31**	**(36)**	35	(70)
Other foreign exchange/interest rate contracts	**51**	**(51)**	117	(94)
Embedded derivatives	**–**	**–**	–	(3)
	82	**(87)**	152	(167)
Due after one year				
Cash flow hedges – foreign exchange contracts	**30**	**(42)**	28	(38)
Other foreign exchange/interest rate contracts	**55**	**(34)**	29	(4)
	85	**(76)**	57	(42)

Full disclosures relating to the Group's other financial assets and liabilities and financial risk management strategies are given in the financial review and note 32 to the Group accounts.

8. Loans and overdrafts

	2006 £m	2005 £m
Due within one year		
Bank loans and overdrafts	**85**	44
European Investment Bank loans, final instalment 2009	**7**	26
Debt-related financial instruments	**19**	–
SYSTEMS 2001 Asset Trust:		
Option Aircraft bond	**12**	11
Exchangeable £676m 3.75% Bond	**–**	667
	123	748
Due after one year		
Euro-Sterling £150m 11⅞% bond, repayable 2008	**150**	150
European Investment Bank loan, final instalment 2009	**11**	18
Euro-Sterling £100m 10¾% bond, repayable 2014	**99**	99
SYSTEMS 2001 Asset Trust:		
Option Aircraft bond, final instalment 2013	**192**	287
Permitted Investment bond, repayable 2010	**–**	1
Debt instrument of the convertible preference shares, redeemable 2010	**242**	240
Debt-related financial instruments	**217**	139
Alvis loan notes, redeemable 2009	**2**	2
	913	936

Bank loans and overdrafts are at a floating rate of interest.

The European Investment Bank borrowing consists of three sterling-denominated loans, two of which matured during 2006 and the third matures in 2009. The coupon rate on the outstanding loan is fixed with an interest rate of 6.86%.

The SYSTEMS 2001 Asset Trust bonds are at a floating rate of interest, having been converted to a sterling floating rate bond by utilising a cross-currency swap which resulted in an effective interest rate during 2006 of 5.59%.

Exchangeable £676m 3.75% Bond

The bond was redeemed at par on maturity during July 2006 following some minor conversions into the Exchange Property.

Loans and overdrafts are repayable as follows:

	2006 £m	2005 £m
In one year or less	**123**	748
Between one and two years	**180**	91
Between two and five years	**317**	484
In later years	**416**	361
	1,036	1,684

The total amount of loans repayable by instalments, where any instalment is due after five years, is £203m (2005 £299m).

9. Creditors

	2006 £m	2005 £m
Due within one year		
Amounts owed to subsidiary undertakings	**8,125**	8,268
Amounts owed to Group joint ventures	**605**	1,246
Other creditors	**134**	162
Accruals and deferred income	**39**	31
	8,903	9,707
Due after one year		
Other creditors	**1**	1
	1	1

10. Provisions for liabilities and charges

	Contracts and other £m
At 1 January 2006	3
Created	13
Utilised	(4)
At 31 December 2006	**12**

Provisions created relate to onerous property leases.

11. Contingent liabilities and commitments

Company guaranteed borrowings

Borrowings by subsidiary undertakings totalling £2,182m (2005 £2,868m) which are included in the Group's borrowings have been guaranteed by the Company.

12. Share capital

	Equity		Non-equity		Total
	Ordinary shares of 2.5p each		Special Share of £1		
	Number of shares m	Nominal value £m	Number of shares	Nominal value £	Nominal value £m
Authorised					
At 1 January 2005	3,850	96	1	1	96
Authorised in the year	600	15	–	–	15
At 1 January 2006 and 31 December 2006	**4,450**	**111**	**1**	**1**	**111**
Issued and fully paid					
At 1 January 2005	3,060	77	1	1	77
Placing of shares	150	3	–	–	3
Exercise of options	9	–	–	–	–
At 1 January 2006	3,219	80	1	1	80
Exercise of options	24	1	–	–	1
Conversion of preference shares	3	–	–	–	–
At 31 December 2006	**3,246**	**81**	**1**	**1**	**81**

12. Share capital (continued)

Treasury shares

In connection with the disposal of its interest in Airbus, the Company stated its intention to return up to £500m to ordinary shareholders by way of on-market purchases of ordinary shares using authorities granted at the 2006 AGM and to hold the repurchased shares initially in treasury. The Company commenced this buyback programme on 26 October 2006 and, as at 31 December 2006, 28,675,000 2.5p ordinary shares with an aggregate nominal value of £1m were held in treasury.

Special Share

One Special Share of £1 in the Company is held on behalf of the Secretary of State for Trade and Industry (the Special Shareholder). Certain parts of the Company's Articles of Association cannot be amended without the consent of the Special Shareholder. These articles include the requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the Company, the requirement that the majority of the directors are British, and the requirement that the Chief Executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the Company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the Company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

Preference shares

The Company also has in issue 260 million (2005 266 million) 7.75p (net) cumulative redeemable preference shares of 25p each which have been convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years since issue up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 6,116,123 shares were converted for 2,929,867 ordinary shares. 2007 will be the final year in which shareholders can elect to convert their shares. As a result of the share repurchases during 2006, the conversion rate has decreased to 0.47554 ordinary shares for every preference share at 31 December 2006. In accordance with the Articles of Association the preference share conversion rate will be adjusted further as a result of share repurchases made after 31 December 2006. The Company may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividend, is therefore £260m (2005 £266m).

In accordance with FRS 25 the convertible preference shares are considered to be a compound financial instrument consisting of both a debt element and an equity component which require separate accounting treatment. Under FRS 25, the equity option component of preference shares of £76m (2005 £78m) is included as a separate reserve within equity. The debt element is recognised within loans and overdrafts (note 8).

The preference shares carry voting rights at a general meeting of the Company only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the Company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the Special Share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

13. Reserves

	Share premium account £m	Other reserves £m	Profit and loss account £m
At 31 December 2005	782	49	580
Retained profit	–	–	1,617
Dividends paid	–	–	(346)
Share-based payments	–	–	25
Exercise of options	52	–	–
Conversion of preference shares	7	–	–
Purchase of own shares by ESOP	–	–	(12)
Purchase of treasury shares	–	–	(112)
Reclassification	–	80	(80)
Other movements	–	(18)	17
Movements in hedging reserve	–	(10)	–
At 31 December 2006	**841**	**101**	**1,689**

Other reserves

Other reserves for the Company comprise: capital reserve £24m (2005 £24m); hedging reserve £9m debit (2005 £79m debit); and non-distributable reserve arising from property disposals to other Group undertakings £86m (2005 £104m). The non-distributable reserve arising from property disposals to other Group undertakings relates to the revaluation surplus realised by the Company on properties which were sold to other Group companies as part of operational reorganisations in prior years. Amounts within this reserve will be transferred to the profit and loss account as distributable when the related properties are disposed of outside the Group, or written down following impairment.

13. Reserves (continued)

Own shares held

Within the profit and loss account of the Company there are deductions for the value of own shares held of £8m (2005 £5m) which comprise a holding of 2,382,835 (2005 1,748,945) ordinary shares of 2.5p each in the Company, listed on the London Stock Exchange and are held by the BAE Systems ESOP Trust of which IFG Trust (Jersey) Limited are the trustees.

Information on the market value and allocation of these shares to the Company's various share option schemes is as follows:

	2006 £m	2005 £m
Market value		
Under option	**10**	4
Not yet allocated to share option schemes	**–**	3
	10	7

	2006 Number of shares	2005 Number of shares
Allocation		
Held under Restricted Share Plan		
Executive directors: under option	**199,573**	384,524
Other employees: under option	**1,138,671**	661,940
Held under Performance Share Plan		
Executive directors: under option	**470,952**	–
Other employees: under option	**573,639**	–
Not yet allocated to share option schemes	**–**	702,481
	2,382,835	1,748,945

Dividends on the shares held in the ESOP Trust have not been waived. Finance costs and other administrative charges are included in the profit and loss account on an accruals basis.

Company profit

The Company's profit for the financial year was £1,617m (2005 £728m).

14. Statutory reserve

Under section 4 of the British Aerospace Act 1980 this reserve may only be applied in paying up unissued shares of the Company to be allotted to members of the Company as fully paid bonus shares.

15. Other information

Employees

The total number of employees of the Company at 31 December 2006 was 596 (2005 478). Total staff costs, excluding charges for share options, were £67m (2005 £59m).

Total directors' emoluments, excluding company pension contributions, were £9,647,000 (2005 £7,730,000). These emoluments were paid for their services on behalf of the BAE Systems Group. No emoluments related specifically to their work for the Company.

Company audit fee

Fees payable to the Company's auditor for the audit of the Company's annual accounts totalled £1,023,000 (2005 £1,110,000).

Five year summary

	2006 IFRS £m	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP[1] £m	2002 UK GAAP[1] £m
Income statement[2,3]					
Sales including Group's share of equity accounted investments					
Electronics, Intelligence & Support	**4,007**	3,697	3,063	–	–
Land & Armaments	**2,115**	1,270	482	–	–
Programmes	**2,927**	2,819	2,219	2,374	2,060
Customer Solutions & Support	**3,180**	2,923	2,856	2,042	2,133
Integrated Systems & Partnerships	**1,748**	1,834	2,022	–	–
Commercial Aerospace[3]	–	–	–	2,904	2,716
HQ and other businesses	**295**	471	464	281	300
Avionics[4]	–	–	–	650	727
North America	–	–	–	2,636	2,561
International Partnerships	–	–	–	1,685	1,648
Intra-business group sales	**(507)**	(433)	(417)	–	–
	13,765	12,581	10,689	12,572	12,145
EBITA[5]					
Electronics, Intelligence & Support	**429**	324	256	–	–
Land & Armaments	**168**	42	(8)	–	–
Programmes	**167**	133	10	56	69
Customer Solutions & Support	**477**	419	497	411	454
Integrated Systems & Partnerships	**113**	109	95	–	–
Commercial Aerospace[3]	–	–	–	204	195
HQ and other businesses	**(147)**	(118)	(50)	–	(18)
Avionics[4]	–	–	–	12	66
North America	–	–	–	232	247
International Partnerships	–	–	–	65	(11)
	1,207	909	800	980	1,002
Amortisation and impairment	**(139)**	(122)	(110)	(518)	(615)
Exceptional items (UK GAAP only)				(9)	(797)
Finance costs including share of equity accounted investments	**(174)**	(196)	(132)	(220)	(206)
Profit/(loss) before taxation	**894**	591	558	233	(616)
Taxation expense including share of equity accounted investments	**(248)**	(147)	(219)	(225)	(70)
Profit/(loss) for the year from continuing operations	**646**	444	339	8	(686)
Profit/(loss) for the year from discontinued operations	**993**	111	(336)	–	–
Profit/(loss) for the year	**1,639**	555	3	8	(686)
Balance sheet					
Intangible assets	**7,595**	8,217	6,115	6,000	6,417
Property, plant and equipment, and investment property	**1,869**	1,922	1,901	1,699	1,709
Non-current investments	**678**	1,730	1,535	1,710	1,515
Inventories	**395**	485	498	775	768
Payables (excluding cash on customers' account) less receivables	**(4,298)**	(4,596)	(3,891)	(3,126)	(2,887)
Other financial assets and liabilities	**6**	(7)	–	–	–
Retirement benefit obligations	**(2,499)**	(4,101)	(3,210)	362	315
Provisions	**(695)**	(718)	(491)	(749)	(858)
Net tax	**648**	1,012	876	(195)	4
Net cash/(debt)	**435**	(1,277)	(668)	(870)	(1,298)
Disposal groups held for sale	–	137	–	–	–
Minority interests	**(17)**	(16)	(10)	(15)	(20)
Total equity attributable to equity holders of the parent	**4,117**	2,788	2,655	5,591	5,665

Movement in net cash/(debt) as defined by the Group	2006 IFRS £m	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP[1] £m	2002 UK GAAP[1] £m
Cash flow from operating activities	**778**	2,099	2,350	836	136
Net capital expenditure[6]	**(141)**	(250)	(285)	(248)	(183)
Dividends from equity accounted investments	**145**	88	69	37	78
Operating business cash flow	**782**	1,937	2,134	625	31
Acquisitions and disposals	**1,330**	(1,836)	(630)	(62)	41
Finance costs	**(207)**	(152)	(179)	(117)	(150)
Tax and dividends	**(431)**	(342)	(312)	(227)	(391)
Other non-cash movements	**(5)**	(52)	9	121	(136)
(Purchase)/issue of equity shares	**(71)**	373	–	–	32
Exchange movements	**323**	(219)	129	72	97
Net increase/(decrease) in net funds	**1,721**	(291)	1,151	412	(476)
Movement in cash on customers' account	**(9)**	(35)	(13)	16	9
Movement in net cash/(debt)	**1,712**	(326)	1,138	428	(467)
Opening net debt	**(1,277)**	(668)	(870)	(1,298)	(831)
Impact of IFRS adoption	**–**	(283)	(936)	–	–
Closing net cash/(debt)	**435**	(1,277)	(668)	(870)	(1,298)

Other information	2006	2005	2004	2003	2002
Basic earnings/(loss) per share – total	**50.7p**	17.4p	(0.6)p	(0.5)p	(23.2)p
Basic earnings per share – underlying[7]	**23.8p**	18.4p	13.6p	16.6p	17.3p
Dividend per ordinary share	**11.3p**	10.3p	9.5p	9.2p	9.2p
Number of employees, excluding share of employees of equity accounted investments, at year end	**79,000**	80,000	73,300	68,400	68,100
Capital expenditure including leased assets	**£538m**	£347m	£359m	£243m	£274m
Order book including the Group's share of equity accounted investments	**£31.7bn**	£30.8bn	£29.5bn	£46.0bn	£42.5bn

To aid comparison, certain presentational changes have been made to the IFRS amounts in 2004 and 2005.

1 for the years ended 31 December 2002 and 2003, the information is presented on a UK GAAP basis
2 for the years ended 31 December 2002 and 2003, the business group information presented under UK GAAP has not been restated to reflect the changes made to the business groups in 2005 and 2006
3 for the years ended 31 December 2004 to 2006, Airbus SAS is presented as a discontinued operation under IFRS and the remaining Commercial Aerospace business group is reported within HQ and other businesses
4 for the years ended 31 December 2004 and 2005, the Avionics business group is presented as discontinued operations under IFRS
5 for the years ended 31 December 2004 to 2006 this is defined as earnings before amortisation and impairment of intangible assets, finance costs and taxation expense. For the years ended 31 December 2002 and 2003, this is defined as profit before interest and tax, excluding goodwill amortisation and impairment, and exceptional items
6 includes expenditure on property, plant and equipment, investment property, intangible assets and other investments
7 for IFRS, underlying earnings is presented for continuing operations after adjusting for amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories. For UK GAAP, underlying earnings is presented after adjusting for goodwill amortisation and impairment, and exceptional items.

Registered office
6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com

Registered in England and Wales,
No. 1470151

Registrars
Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.


shareview
www.shareview.co.uk

Shareview service
The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:
- direct access to data held on their behalf on the share register including recent share movements and dividend details; and
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the website for more details:
www.shareview.co.uk

Details of software and equipment requirements are given on the website.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £15.00. If you require further information please contact:

Hoare Govett Limited on
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7828 1151.

Share price information
The middle market price of the Company's ordinary shares on 31 December 2006 was 425.75p and the range during the year was 329p to 449.75p.

Daily share prices are available in the UK on the FT Cityline service on 0906 843 0000. At the menu following the FTSE 100 index, select option 2 for share prices and the relevant four-digit code shown below:

BAE Systems plc ordinary shares – enter the four-digit code 1890
BAE Systems plc preference shares – enter the four-digit code 5174

Calls are charged at 60p per minute at all times.

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan
The Company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 241 3018
Telephone number from outside the UK:
+44 121 415 7058

American Depositary Receipts
The BAE Systems plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE Systems plc ordinary shares.

JPMorgan Chase Bank, N.A. is the depositary.

If you should have any queries, please contact:

JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 3408
South Hackensack NJ 07606-3408
USA

Toll free telephone number:
800 990 1135
Telephone number from outside the US:
+1 201 680 6630

Website: www.adr.com
Email: jpmorganadr@mellon.com

Financial calendar

Financial year end	31 December
Annual General Meeting	9 May 2007
Preference shares conversion date (final opportunity)	31 May 2007
2006 final ordinary dividend payable	1 June 2007
2007 half yearly preference dividend payable	2 July 2007
2007 interim results announcement	9 August 2007
2007 interim ordinary dividend payable	30 November 2007
2007 full year results – preliminary announcement	February 2008
– report and accounts	April 2008
2007 final ordinary dividend payable	June 2008

Analysis of share register at 31 December 2006

	Ordinary shares of 2.5p				Preference shares of 25p			
	Accounts		Shares		Accounts		Shares	
	Number '000	%	Number million	%	Number '000	%	Number million	%
By category of shareholder								
Individuals	117.3	93.0	116.2	3.6	2.1	63.3	8.9	3.4
Nominee companies	7.7	6.1	2,997.1	92.3	1.1	34.9	236.1	90.8
Banks	–	–	25.5	0.8	–	–	9.7	3.8
Insurance and pension funds	–	–	0.1	–	–	–	–	–
Other	1.1	0.9	107.3	3.3	0.1	1.8	5.3	2.0
	126.1	100.0	3,246.2	100.0	3.3	100.0	260.0	100.0
By size of holding								
1 – 99	25.7	20.4	1.3	–	–	–	–	–
100 – 499	35.4	28.1	9.6	0.3	0.1	2.8	–	–
500 – 999	26.6	21.0	18.9	0.6	0.2	5.1	0.1	0.1
1,000 – 9,999	35.8	28.3	84.9	2.6	2.5	78.0	9.0	3.5
10,000 – 99,999	1.6	1.3	40.7	1.2	0.4	11.0	7.9	3.0
100,000 – 999,999	0.7	0.6	249.3	7.7	0.1	2.1	19.3	7.4
1,000,000 and over	0.3	0.3	2,841.5	87.6	–	1.0	223.7	86.0
	126.1	100.0	3,246.2	100.0	3.3	100.0	260.0	100.0

Glossary

AGS
Advanced Gun System: a 155mm gun system being developed under the DD(X) programme.

ASTRAEA
Autonomous Systems Technology Related Airborne Evaluation & Assessment: a programme that focuses on the technologies, systems, facilities and procedures that will allow autonomous vehicles to operate safely and routinely in the UK.

ATAM
Air-To-Air Mistral (a very short-range air defence missile system).

ATTAC
Availability Transformation: Tornado Aircraft Contract.

Bv206
Armoured all-terrain vehicle.

BONUS
A sensor fused 155mm munition.

Bradley
Tracked armoured fighting vehicles, which fulfil critical infantry, cavalry, fire support, battle command and engineer roles for the US Army.

C4ISR
Command, Control, Communications and Computing (C4), Intelligence, Surveillance and Reconnaissance (ISR): systems that provide a precise picture of the battlefield in 'real-time', optimising the information available for decision making.

CfPE
Centre for Performance Excellence.

CV90
An armoured infantry fighting vehicle developed by BAE Systems Land Systems Hagglunds to meet international demand.

CVF
The UK's future aircraft carrier.

DDG-1000
A next-generation destroyer for the US Navy.

DIS
The Defence Industrial Strategy, published by the UK government in December 2005 following consultation with industry, recognises the skills and capabilities that will be needed to equip and support the UK armed forces and ensure the UK defence industry remains world-leading.

DoD
United States Department of Defense.

EW
Electronic Warfare.

F-22A Raptor
An advanced tactical fighter aircraft in service with the USAF.

FALCON
An information infrastructure system for the British Army.

FCS
Future Combat System.

FRES
Future Rapid Effect System: The UK Ministry of Defence (MoD) programme to provide the British Army with a family of medium-weight, network-enabled, air-deployable armoured vehicles.

FV430 Bulldog
An armoured personnel carrier.

ALH
Advanced Light Helicopter: a multi-role, multi-mission helicopter.

IDIQ
Indefinite-Delivery/Indefinite-Quantity: a US government contract allowing flexibility for orders.

ISO14001
The standard for environmental management published by the International Standards Organisation, which specifies the actual requirements for an environmental management system.

IT
Information Technology.

LCM
Lifecycle Management: a process and control environment within which the Company's projects are executed.

LRLAP
Long Range Land Attack Projectile: a system being developed under the DD(X) programme.

M88 Hercules
A fully-tracked, armoured recovery vehicle.

M113
Armoured personnel carriers, medical, command and control, and engineering mortar launching vehicles.

M777
A lightweight 155mm field howitzer.

Milan ER
An extended range anti-armour missile.

MoD
UK's Ministry of Defence.

NEC
Networked Enabled Capability.

Nimrod MRA4
The replacement Maritime and Patrol Attack aircraft for the UK's Royal Air Force.

PAAMS
Principal Anti-Air Missile System. Aster PAAMS: a medium-range anti-aircraft vertical launching missile system based on the Aster 15 and Aster 30 anti-missile missiles.

PCL
Performance Centred Leadership: a leadership and performance management system used throughout the Company.

RAF
The UK's Royal Air Force.

RSAF
The Royal Saudi Air Force.

RG-31, RG-32 and RG-33
Mine protected armoured personnel carriers.

SAMP/T
A land-based air defence system incorporating the Aster 30 missile, developed by MBDA.

SEP
A modular multi-role vehicle system.

SETAC
System Engineering and Technical Assistance Contract.

SHE
Safety, Health and Environment.

SUAV(E)
Strategic Unmanned Air Vehicle (Experiment).

Stingray Mod 1
A lightweight torpedo.

T93 radar
Type 93 Air Defence Radar.

UAV
Unmanned Air Vehicle.

UCAV
Unmanned Combat Air Vehicle.

USAF
United States Air Force.

UUV
Unmanned Underwater Vehicle.

VLS
Vertical Launching System.

If you would like to give us any feedback on this year's Annual Report, please send your written comments to our investor relations team at:

BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom

or by e-mail to andy.mann@baesystems.com

For more information visit: www.baesystems.com




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Approved

The paper used in this document contains a minimum of 50 per cent post consumer waste. It also has FSC certification and is sourced from well managed forests certified in accordance with the rules of the Forest Stewardship Council.

BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

www.baesystems.com



nual Review 2006

haping our business



BAE SYSTEMS

REAL PERFORMANCE. REAL ADVANTAGE.

Group

- Good financial performance
- Continued growth from US businesses
- Implementation of UK Defence Industrial Strategy underway

£13,765m
Sales for 2006

88,600
Number of employees, including share of employees *of equity accounted investments*

	Customer Solutions & Support	Integrated Systems & Partnerships	HQ and other businesses
Principal operations	Provides partnered, through-life support and capability solutions to the UK MoD and manages the businesses in Saudi Arabia and Australia.	A portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies and Underwater Systems businesses, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.	Comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.
Main operating locations			
Major markets	*UK/Europe, Middle East, Australia*	*UK/Europe*	UK
Share of 2006 Group sales (before elimination of intra-group sales)	 **£3,180m 22%**	**£1,748m 12%**	 **£295m 2%**
Key points from 2006	- Tornado ATTAC agreement signed in the UK - Kingdom of Saudi Arabia modernisation programme underway - Investment in Kingdom of Saudi Arabia continues - Australian Hawk support contract secured	- European portfolio restructuring complete - Major Insyte communication system wins in UK - MBDA programme milestones achieved - Saab's acquisition of Ericsson Microwave Systems complete	- Aerostructures sale completed - UK pension funding deficit addressed


20


22


24

BAE Systems at a glance

BAE Systems is the premier global defence and aerospace company delivering a full range of products and services for air, land and naval forces as well as advanced electronics, information technology solutions and customer support services.

	Electronics, Intelligence & Support	Land & Armaments	Programmes
Principal operations	Provides a variety of military communications, electronic identification, navigation and guidance systems, network-centric warfare solutions and a broad range of support solutions, including major ship repair activities for the US Navy.	Provides design, development, production and through-life support and upgrade of armoured combat vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.	Comprises the Group's air systems, naval ships and submarines activities, with the UK MoD its principal customer.
Main operating locations			
Major markets	US, Global	US, UK, Sweden, South Africa	UK, Global
Share of 2006 Group sales (before elimination of intra-group sales)	 **£4,007m 28%**	 **£2,115m 15%**	 **£2,927m 21%**
Key points from 2006	- Strong demand for electronic warfare systems - Key support solutions business wins - Group-wide capabilities combine to win FastTrack contract - Key Federal information technology solutions awards	- Benefiting from high volume of reset and upgrade activity - Good progress in next-generation technology programmes - Accelerated rationalisation in the UK business - Wheeled armoured vehicle successes	- Good schedule and cost adherence - Programmes transitioning from development to production - Hawk and Nimrod production orders secured - UAV technology agreements secured
	 14	 16	 18



Cover image: BAE Systems, with its partners, is delivering the Type 45 anti-air warfare destroyer. The Group has responsibility for the design, development and delivery for the class. The through-life support arrangements are now under discussion, with initial packages on contract.

Contents

An overview of our business
1 Highlights, outlook and results in brief
2 Chairman's letter
3 Chief Executive's review

Strategy and markets
6 Strategy and markets
8 Markets: United States
10 Markets: United Kingdom
12 Markets: Rest of World

Our performance
14 Electronics, Intelligence & Support
16 Land & Armaments
18 Programmes
20 Customer Solutions & Support
22 Integrated Systems & Partnerships
24 HQ and other businesses
25 Summarised financial review
26 Corporate responsibility

Corporate governance and financial statements
28 Board of directors
30 Corporate governance
33 Summarised financial statements
36 *Auditors' statement*
37 Shareholder information







Information key

26 Cross reference within report

For more information visit www.baesystems.com

Cautionary statement

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of BAE Systems and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of BAE Systems or the markets and economies in which BAE Systems operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document shall be regarded as a profit forecast. BAE Systems plc and its directors accept no liability to third parties in respect of this report save as would arise under English law. In particular, section 463 Companies Act 2006 limits the liability of the directors of BAE Systems plc so that their liability is solely to BAE Systems plc.

See overleaf for an overview of our business today





ighlights, outlook and results in brief

esults in brief

esults from continuing operations	2006	Restated[6] 2005
ales[1]	**£13,765m**	£12,581m
BITA[2]	**£1,207m**	£909m
perating profit	**£1,054m**	£761m
nderlying earnings[3] per share	**23.8p**	18.4p
asic earnings per share[4]	**19.9p**	13.9p
rder book[5]	**£31.7bn**	£30.8bn

ther results including discontinued operations		
ividend per share	**11.3p**	10.3p
ash inflow from operating activities	**£778m**	£2,099m
et cash/(debt) as defined by the Group	**£435m**	£(1,277)m

ighlights

- **Good financial performance**
- **Continued growth from US businesses**
- **Implementation of UK Defence Industrial Strategy underway**
- **European business portfolio restructuring completed**
- **UK pension funding deficit addressed**
- **Airbus sale completed**
- **Underlying earnings[3] per share up 29.3% at 23.8p**
- **Dividend increased 9.7% to 11.3p per share for the year**

Outlook

Looking forward to 2007 we anticipate a further year of good growth led by our US businesses, in particular from the Land & Armaments sector, and from further progress in the Programmes business.

We anticipate good operating cash flow again in 2007.

including share of equity accounted investments
earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories
basic earnings per share in accordance with International Accounting Standard 33
including share of equity accounted investments' order books and after the elimination of intra-group orders of £0.8bn (2005 £0.9bn)
restated following the sale of Airbus SAS

2006: a successful year for BAE Systems

Good operational performance and effective implementation of a well-defined, soundly based strategy are combining to deliver real performance.

Dick Olver
Chairman

The focus of the Group's strategy in recent years has seen a drive to improve returns and eliminate excessive risk in the UK-based operations, alongside the expansion of the Group's presence in the US. This twin approach is transforming the Group's performance in the UK market and has established BAE Systems as one of the major US defence companies.

Notable achievements in 2006 included the resolution of the approach to funding the deficit on the Group's pension schemes, the completion of the sale of our 20% interest in Airbus and good progress towards securing further significant business in Saudi Arabia. Underlying these individual achievements has been a broad-based improvement in performance across the Group.

In addition to continuing to pursue the development of the Group in its two largest defence and aerospace markets, the UK and the US, the Group's strategy recognises opportunities in the other home markets in which BAE Systems has a local presence and capability; Australia, Saudi Arabia, South Africa and Sweden.

Alongside the development of the Group in these six home markets, BAE Systems will continue to nurture a high performance culture. The delivery of continuous performance improvement remains key to the twin objectives of delivering cost-effective capability to our customers and maximising returns for our shareholders.

The Group's strategy is reviewed regularly as part of the Group's annual business planning process. This review tests the continued relevance of the current strategy. The adaptations made to the strategy are set out on page 6 and reflect the progress made over the past 12 months.

With the transition of the Group from recovery to sustained performance growth, we have looked hard at the composition of the Board to ensure it continues to provide the most effective leadership of the Group's development.

BAE Systems has a Board with a wealth of collective experience. That experience includes not just defence and aerospace domain knowledge but brings learning from other international contracting businesses and finance backgrounds. In addition to the three new non-executive directors appointed in 2005, we welcomed Sir Nigel Rudd to the Board on 10 September 2006. Michael Lester and Mark Ronald retired from the Board on 31 December 2006. Both have made major contributions to the Group and this industry, throughout long careers.

At the start of 2007 I was pleased to welcome to the Board Walt Havenstein, as Chief Operating Officer, with responsibility for our US-led operations, and Ian King, as Chief Operating Officer, with responsibility for the Rest of World, including UK, businesses.

In February we agreed retirement dates for Sue Birley and Ulrich Cartellieri. They have afforded the Group great service through their contribution to both the Board and its committees. The Group has benefited from their wise counsel and we thank them for this.

The Board now comprises approximately 60% non-executive directors.

The changes in the composition of the Board have enabled us to strengthen the Board committees that provide oversight to executive remuneration, succession planning, audit and corporate responsibility.

BAE Systems has a highly skilled and dedicated workforce. Our people have demonstrated that they can rise to the challenge of delivering performance in a challenging technological industry and I am grateful to them for their contribution to the Group's progress.

In December 2006, a decision was reached by the Serious Fraud Office to conclude its investigation related to the activities of the Group in Saudi Arabia. Our policies for conducting ethical business are clear and unambiguous, with established processes to ensure compliance.

The Group's corporate responsibility performance is summarised on pages 26 and 27 and also detailed in an important separately published report. Like all high performance companies, our policies are kept constantly under review, and we are committed to take action wherever necessary to maintain the highest standard of corporate governance.

The Board is recommending an increased final dividend of 6.9p per share, making a total of 11.3p for the year. At this level, having taken account of the sale of Airbus, the annual dividend is covered 2.1 times by underlying earnings from continuing operations (2005 1.8 times). Subject to shareholder approval at the 2007 Annual General Meeting, the dividend will be paid on 1 June 2007 to holders of ordinary shares registered on 20 April 2007.

Dick Olver
Chairman

21 February 2007

A strong platform for future performance



BAE Systems delivered another year of good financial performance, underpinned by programme schedule and cost adherence across the Group.

Mike Turner
Chief Executive

ar in review
E Systems delivered another year of od financial performance, underpinned programme schedule and cost adherence ross the Group and reflecting the benefits w flowing from our world-class Lifecycle nagement and Performance Centred adership processes.

e performance of the US businesses s again been excellent with the Group's pansion in the US market over recent ars generating good returns. Good ogress has continued in the UK isinesses with programmes on track d meeting their key milestones.

number of export opportunities have also ogressed, most notably in the Kingdom Saudi Arabia where, under an agreement tween the Kingdom of Saudi Arabia and e UK government, the Group is working modernise the Saudi armed forces cluding progressing towards a contract r 72 Typhoon aircraft.

e have continued to divest those isinesses that were non-core to our rategy. In May the Group initiated the le of its 20% shareholding in Airbus. e decision to sell the Airbus stake was nsistent with our strategy of maximising lue from that business, recognising it was cing an increasing number of challenges. e sale was completed in October following areholder approval. The proceeds will be rected to developing the core business d a repurchase of up to £500m of the roup's shares is underway.

The sale of the Aerostructures business was completed in March and the sale of Atlas Elektronik was completed in August.

A big concern for the Group in recent years has been the funding of its pension schemes. Agreements were concluded during 2006 to address funding deficits. The revised funding plan in the UK schemes includes a combination of higher company and employee contribution rates, reductions in future benefits for employees and one-off cash and asset contributions by the Group. This shared approach has achieved a good outcome for all parties. The Board is in consultation with the trustees of the Group's pension schemes to consider the implication of the Airbus sale on pension scheme funding.

US businesses
In the US, the integration of the former United Defense activities into BAE Systems has been completed successfully. The land, armaments and ship repair activities that comprised the acquired United Defense business are performing well.

The Electronics, Intelligence & Support business continued to achieve growth ahead of the addressable US Department of Defense (DoD) budget, with like-for-like sales up 6%. Contributing to this growth was strong demand for electronic protection systems. The business continues to lay the foundations for sustained performance with new business wins, including substantial contracts for Common Missile Warning Systems to protect aircraft.

A number of significant new support business wins include the award of a prime contract to provide software development and management support services to the Department of Homeland Security.

BAE Systems continues to look for opportunities to grow its US business by acquisition following the successful additions to the Group over recent years. Progress has been slowed by sustained high valuations of businesses that would align with the Group's strategy. Further acquisitions will have to continue to meet our strict value creation criteria. In the meantime, organic growth in the US businesses continues.

The focus on current operations in Afghanistan and Iraq is generating a high level of armoured vehicle reset activity such as the return of Bradley vehicles to 'as new' condition. Substantial funding for such reset activities has been available through supplemental budgets in support of current military operations. Supplemental spending is expected to continue in the near term but the Group's business plans are based on more prudent longer-term assumptions.

BAE Systems is a leader in electronic warfare technology including electronic protection systems. Such advanced protection systems are expected to continue to be a funding priority.

Equipment modernisation is also expected to continue and the Group is actively involved in current and new generation land systems, including Future Combat System variants. In addition, the digitised, A3, version of the Bradley is a core element of the modernisation and modularisation of US forces.

BAE Systems is a high technology business and a major participant in force transformation activities including new generation Intelligence, Surveillance and Reconnaissance programmes.

As a result of strong positions in these priority areas, and notwithstanding expectations for a flattening of growth in overall defence spend, organic growth in the US businesses is expected to continue at a level above the underlying DoD addressable budget growth.

Executive Committee 2007 Top Ten objectives:

In support of the Group's strategy, the Executive Committee has agreed the top ten objectives for 2007.

1. Financial targets
   Meet our 2007 financial targets and through the rolling five year Integrated Business Planning process set business plans that are both realistic and challenging
2. Application of mandated business processes
   Ensure application of the mandated business processes
3. Programme execution
   Further increase management focus on meeting our contracted schedule and cost commitments
4. US businesses
   Continue to grow our US businesses
5. UK businesses
   Continue to implement DIS with focus on through-life capability management in the air, land and sea domains to deliver cost and capability benefits to our customers and acceptable profit levels to our shareholders
6. Kingdom of Saudi Arabia
   Progress the business strategy with the Kingdom of Saudi Arabia
7. Exports
   Focus on key export opportunities
8. Partnering
   Demonstrate a commitment to partnering across the business to maximise business-winning opportunities
9. Develop existing and new home markets
   Maximise development and growth in existing and new home markets
10. Leadership
    Demonstrate leadership at all levels towards achieving a world-class high-performance culture that helps deliver the strategy and objectives

UK businesses

The performance on large complex weapon system programmes in the UK has been good and is expected to continue to progress as more programmes move to production.

Deliveries of Typhoon continue to schedule. 113 aircraft have been delivered to the four partner nations including 38 now in service with the UK's Royal Air Force (RAF).

Flight development of the Nimrod MRA4 programme continues and the formal production contract was received in July for nine aircraft together with an option for the conversion of the three aircraft currently in flight development to production standard.

In October, a production order for 28 Hawk Mk128 aircraft for the RAF was secured.

Following the launch of the first of class Type 45 destroyer, outfitting is progressing to programme. The second ship was launched on 23 January 2007 and major steel sections are also well underway for the third and fourth ships. The planned build efficiencies from one ship to the next are being met or exceeded. Following successful risk reduction, a small amount of profit has been recognised on the programme.

Both of the Landing Ship Dock (Auxiliary) ships originally contracted to BAE Systems for the UK's Royal Fleet Auxiliary were completed. The Group was asked to assis with completion of the fourth ship in additi to taking over lead yard responsibility for t ship class.

Development and assembly of the first of class Astute submarine progressed well. A key 2006 milestone, electrical power to switchboards, was achieved enabling commissioning activity on the boat to commence. Work on the second boat, Ambush, is also proceeding well with majo milestones, such as the closure of the reactor compartment, demonstrating significant schedule advance compared with the first boat. Pricing discussions on boats two and three, together with the initia phase of boat four, are well advanced.

In addition to UK weapon system procurement programmes, the developme of the support business continues. BAE Systems is delivering a reduction in t UK Ministry of Defence's (MoD) in-service cost, improving equipment availability and consequently front-line capability for the armed forces. Further opportunities for valuable support business growth remain.

Pioneering work that BAE Systems previous undertook through a series of small pilot support programmes, in partnership with t UK Defence Logistics Organisation, is now being applied across the MoD's fixed wing aircraft fleet. In December the Group signe a ten-year availability based partnership agreement providing all support up to the front-line for the UK's Tornado aircraft.

Within the land sector, the successful introduction of the armoured fighting vehic partnering arrangement is underway with the in-service date achieved, on schedule, for the upgraded FV430 Bulldog armoured fighting vehicle. In addition, progress continues towards the transformation of arrangements for the supply of munitions.

At the end of 2005 the UK government published its Defence Industrial Strategy



Performance Centred Leadership (PCL)
The Group's PCL framework was designed and developed using best practice from around the globe. It drives business success by linking individual goals with the wider goals of the organisation, enabling employees to understand how their own success contributes to the success of the whole business.



Lifecycle Management (LCM)
The delivery of the Group's strategy is dependent upon the successful winning and execution of projects. The application of our world-class LCM process is critical to our capability to deliver these projects to schedule and cost. LCM is a powerful and flexible process which promotes the application of best practice programme execution and facilitates continuous improvement across the Group.

S). DIS is a very significant change
gramme for both industry and the UK
D. It will help determine the future level of
E Systems' involvement in the UK defence
ustrial base as it is implemented.

s intended that long-term partnering
eements, currently being discussed with
UK MoD in all three air, land and sea
tors, will form the basis for much of
implementation of DIS. These long-term
tnering agreements will specify the future
abilities and requirements for each
tor, enabling both the UK MoD and
ustry to make long-term investment
isions with a greater degree of certainty
n has been possible previously.

e UK MoD has committed to a complex
apon long-term partnering agreement that
preserve capabilities and business within
MBDA guided weapons joint venture.

integral part of DIS is the identification
those technologies that are likely to remain
y to the future capability of the UK armed
ces and that need to be retained on-shore.
good early example was the launch of an
manned Combat Air Vehicle technology
monstrator programme in December.

the heart of this strategic framework is the
ognition that industry has to demonstrate
d deliver value for money and through-life
pability for the UK armed forces, whilst
so generating appropriate returns for
areholders. BAE Systems is well positioned
address these requirements.

response to encouragement from
S, BAE Systems has been considering
portunities for a more integrated UK naval
pability. Such considerations included
scussions with VT Group regarding the
ssibility of a bid for Babcock. These initial
scussions were not taken forward but
portunities for consolidation of the UK
val industry continue to be explored.
d, in December, the Group announced
scussions with VT Group with a view to
egrating the naval surface ship activities.

Other markets

In addition to its strong positions in the UK and US markets, BAE Systems has a significant presence in the other important markets of Australia, Saudi Arabia, South Africa and Sweden.

In all six countries, BAE Systems is recognised as an important on-shore defence and aerospace supplier. The Group continues to look for opportunities to strengthen its position as part of the defence industrial base of those countries.

A major growth opportunity is the Group's role in supporting the partnership between the UK government and the Kingdom of Saudi Arabia to update the capability of the Kingdom's armed forces. A key feature of this agreement is also to assist the Kingdom in developing its defence industrial base and the training of its workforce.

BAE Systems has been pursuing a strategy to transition its Saudi business from a UK-centric operation to a major in-Kingdom presence. Consistent with this strategy BAE Systems continues to invest in the Kingdom.

Recognising that the security and welfare of the 4,600 employees and their dependants in Saudi Arabia is paramount, a major construction programme is well underway to create two new residential and workplace facilities.

These investments establish a significant industrial footprint in Saudi Arabia with a growing in-Kingdom technical capability. This will enable the Group to satisfy many of its Saudi customer's needs from on-shore companies.

Industrialisation is a key feature of the modernisation programme and the commitment to Typhoon will allow us to build on the established Tornado support activity. Opportunities for new business in other areas of the Kingdom's armed forces are also being considered.

As in the UK, Typhoon and Tornado are expected to operate side by side for many years and these in-country investments are expected to generate returns for shareholders over many decades.

In summary, BAE Systems is progressing well. The Group's strategy is delivering a focused, high performing, defence and aerospace business with good positions in key markets around the globe. As a result, the Group has a robust plan to deliver profitable growth for our shareholders.

Mike Turner
Chief Executive

21 February 2007


Best Practices in Managing Major Subcontracts
Delivering major subc... performance

Managing Major Subcontractors
Successful relationships with our partners and subcontractors across the supply chain are key to our performance. We have distilled best practice from within the Group and other world class organisations into a 'Gold Standard for Managing Major Subcontracts'. Roll-out of this best practice across the Group will accelerate our learning and improve performance in this strategically important capability.

Strategy and markets

Our Group strategy is 'to deliver sustainable growth in shareholder value by being the premier global defence and aerospace company'. We deliver this through our Group strategic objectives, business portfolio actions and integrated business plans.

Delivering on our strategy



Group strategy
To deliver sustainable growth in shareholder value by being the premier global defence and aerospace company
Group strategic objectives
Continue to embed a high-performance culture across the Company
Further enhance our programme execution capabilities
Increase sharing of expertise, technology and best practice between our global businesses
Develop a partnership approach to meet our customer requirements
Develop our capabilities in emerging growth markets
Business portfolio actions
Establish in the UK sustainably profitable through-life businesses in Air, Land and Sea
Grow our business in the United States both organically and via acquisitions
Implement the home market strategy and grow in the Kingdom of Saudi Arabia
Grow our global land systems business
Grow our export business from our home markets
Grow our global support, solutions and services businesses
Integrated business plans

The five Group strategic objectives are owned by the Executive Committee and apply across the Group. The business portfolio actions are championed by the relevant Executive Committee members and are delivered by the businesses either separately or jointly.

Group strategy
The significant progress made in 2006 has been reflected by the evolution of our Group strategy. We have refocused our strategy to be 'to deliver sustainable growth in shareholder value by being the premier **global** defence and aerospace company' where previously the emphasis was just **transatlantic**. This recognises the renewed emphasis on growing our six home markets (UK, US, Australia, Saudi Arabia, South Africa and Sweden) and on generating exports from these established home markets. We will also now consider opportunities in new high-growth markets.

We have reviewed and updated the Group strategic objectives. We have also made a number of changes to the business portfolio actions to reflect recent progress.

Customers' requirements increasingly demand the ability to offer 'through-life' and 'capability' solutions. We now identify portfolio actions that, consistent with our customers' requirements, will support the delivery of our strategy. Increasingly businesses must find ways to work together across traditional business boundaries to deliver these actions. As a result our businesses may now support more than one portfolio action. The updated actions also reflect the Group's revised organisational structure.

Business portfolio actions
The drive to build sustainable, profitable, through-life businesses in the air, land and sea sectors of the UK market continues, building on the good progress last year.

We continue to seek growth in the US through continuing to target above-market organic growth from the Group's established business activities, and by looking for value-enhancing acquisitions.

Following our success in recent years in establishing a global land systems business we continue to pursue growth opportunities in this market sector.

The Group will continue to target growth in support, solutions and services activity i our global markets, reflecting the increasin focus of customers to procure capability on a through-life basis.

The sale of the Group's 20% interest in Airbus successfully delivered the action of maximising the value from our Airbus stake and that action has now been removed.

Good progress made in 2006 to address non-core activities within the Group through business disposals has enabled this action to be removed.

Two new actions have been introduced.

Building on a relationship that spans sever decades we will pursue opportunities to grow our business in the Kingdom of Saudi Arabia. Our focus will be the transition of the relationship from one of an export market to the implementation of a home market strategy.

Export sales are an important source of growth for the Group and we look to generat export business from our home markets.

lobal defence procurement expenditure[1] continued to rise with a 7% real increase nong the 15 largest military nations. With customers in over 100 countries and strong ositions in the UK, US, Australia, Saudi Arabia, South Africa and Sweden, BAE Systems well placed for further growth in both new and established defence markets.

Our global markets

e defence industry in the UK and S has consolidated over recent ars resulting in fewer, larger, defence mpanies. The nature of the defence dustry today is such that many these industry constituents are ppliers, customers and partners well as competitors.

E Systems is one of the world's ading defence companies and is e of only four companies with global fence sales in excess of $20bn. It Europe's largest defence company d ranks number seven within the S defence industry.

E Systems is reliant upon the levels funding committed by the domestic vernments of the countries in which e Group's operations are based and ose to which the Group exports.

BAE Systems home markets



■ BAE Systems home markets

1 last available data 2005

lobal defence spend

orecast defence expenditure by major region
S$ billions at constant 2007 prices)



,200
,000
800
600
400
200
Rest of World
US
01 02 03 04 05 06 07 08 09 10

ne US represents around 45% the total forecast global defence pend (including equipment, personnel nd operating costs) to 2010.

ource: BAE Systems internal analysis

Global equipment market

2007 forecast defence procurement
(US$ billions at constant 2007 prices)



US
106
Rest of World (accessible)
65

2 including supplemental budget, excluding Research Technology Development & Engineering

The US accounts for over 45% of forecast total global procurement in 2007.

Source: BAE Systems internal analysis

BAE Systems' market position

Top 10 defence companies in 2006
(Defence revenue US$ billion)



40
20
1 2 3 4 5 6 7 8 9 10

1. Lockheed Martin
2. Boeing
3. Northrop Grumman
4. BAE Systems
5. Raytheon
6. General Dynamics
7. EADS
8. L-3
9. Thales
10. Halliburton

Source: Defense News

The Group's US business now delivers over US$9bn (£5bn) of annual sales and employs approximately 40,000 people in 36 states.

Delivering growth in the US



BAE Systems is both a prime contractor to the US government and a supplier of major sub-systems to the other large prime contractors. The Group is a market leader in the provision of electronic warfare systems, many of which have application on airborne programmes. BAE Systems has a substantial business supporting network systems and IT for US government agencies and provides technical support services to the US Navy, US Army, NASA and the FAA. In land systems, the Group is one of the two largest suppliers of armoured vehicles in the US and the wider accessible global market.

The US defence market accounts for over 45% of global defence spending and remains one of BAE Systems' key markets, offering programme scale and high levels of investment in research and development. US defence spending has increased substantially over recent years, including the Procurement and Research and Development budgets from which the defence industry derives much of its business. This high level of funding is expected to sustain further growth in the near term, but with a levelling out anticipated towards the end of the decade.

In addition to the underlying defence spend, the US market has seen large supplemental budget allocations to fund overseas operations. This supplemental spend includes the cost of resetting equipment to combat readiness following heavy operational use. BAE Systems has benefited from this funding, which is expected to continue in the near term but then reduce as current overseas deployments of armed forces decrease. Although growth in US defence spending is expected to slow, the Group is well placed to support the US Department of Defense's likely continued emphasis on force sustainment and readiness.



Sharing between our global businesses
The 57mm Mk 110 Mod 0 Naval Gun System has currently been selected for both versions of the US Navy's Littoral Combat Ship and as the main armament to go aboard the US Coast Guard's National Security Cutter. The system is currently manufactured in Sweden, but plans are underway to transfer assembly to a US facility.



Meeting the customer's needs
Bradley combat vehicles have been playing a crucial rôle in Iraq, providing outstanding survivability, mobility and lethality in all types of combat. BAE Systems has joined forces with the US Army to create a first-of-its-kind, national level reset programme to help remanufacture and upgrade the vehicles.

BAE Systems is the largest defence prime contractor in the UK with strong positions in the design, development, manufacture and support of air, land and sea systems.

Long-term partnerships are key to growth in the UK



The Group also provides command and communications infrastructure. Business is generated in other defence markets around the globe through the export of UK-derived weapon system programmes, subject to UK government regulation.

The publication in December 2005 by the UK government of its Defence Industrial Strategy (DIS) was significant in shaping the future UK defence market. A key element of the industrial strategy is the formation of long-term partnering agreements between industry and the UK Ministry of Defence (MoD). A good start has been made in implementing such agreements and other elements of DIS.

BAE Systems now has a well-established, growing and successful through-life capability business in the air sector working closely with the UK MoD and the Royal Air Force. Progress has also been made in the land systems sector with the development of a similar armoured vehicle through-life partnership.

Despite a substantial forward programme of new equipment requirements, the UK defence procurement budget has been pacing inflation with only limited real growth. BAE Systems has successfully grown its participation in UK defence support activity which has, in turn, generated savings for the customer that are being passed through to enhance equipment procurement.

For some years the UK government has encouraged competition in the defence market from off-shore suppliers and, despi[te] the Group's strong presence in the UK, the market remains highly competitive.



Type 45
The new generation Type 45 destroyer will deliver leading-edge capability whilst cutting operating costs by 37%. Daring was launched on 1 February 2006 and Dauntless' launch followed in January 2007.



Unmanned Air Vehicle (UAV) capability
The UK Defence Industrial Strategy highlighted the importance of developing UAV capability within the UK industrial base. BAE Systems has developed, built and flight tested UAV demonstration systems in as little as six months, only a quarter of the time usually needed.



Tornado ATTAC
BAE Systems is to provide availability support to the Tornado platform for the Royal Air Force (RAF), known as ATTAC (Availability Transformation: Tornado Aircraft Contract). ATTAC will see BAE Systems partnering with the UK MoD and the RAF, reflecting the aims and objectives of the UK's Defence Industrial Strategy.

The Electronics, Intelligence & Support business group, with 31,700 employees[1] and headquartered in the US, is a provider of defence and aerospace systems, sub-systems and services. It comprises two operating groups: Electronics & Integrated Solutions and Customer Solutions.

Financial highlights

- **Organic sales growth of 6% over 2005**
- **Return on sales improved to 9.2% (excluding one-off accounting gain)**
- **Good conversion of EBITA[2] to operating cash flow**

	2006	2005	2004
Sales[1]	**£4,007m**	£3,697m	£3,063m
EBITA[2]	**£429m**	£324m	£256m
Return on sales	**10.7%**	8.8%	8.4%
Cash inflow[3]	**£273m**	£323m	£190m
Order intake[1]	**£4,311m**	£3,659m	£3,310m
Order book[1]	**£3.4bn**	£3.5bn	£3.1bn

Key points

- **Strong demand for electronic warfare systems**
- **Key support solutions business wins**
- **Group-wide capabilities combined to win FastTrack contract**
- **Key Federal information technology solutions awards**

Looking forward

Defence spending in the US continues to be robust for the near term, however fiscal pressures may make the budget environment more challenging in subsequent years. Customers will need to balance priorities to equip effectively the current fighting force, whilst developing capabilities to transform the future force.

BAE Systems will continue to focus on offering tailored, mission-enabling support solutions and lifecycle services to the US defence, intelligence, Federal and civilian markets.

The business is positioned to capitalise on recent organisational and integration actions to reduce costs. Reducing costs will make the business more competitive and enable further investment in new business opportunities to drive top-line growth.

During 2006, Electronics, Intelligence & Support achieved EBITA[2] of £429m (2005 £324m) on sales[1] of £4,007m (2005 £3,697m) and generated an operating cas inflow[3] of £273m (2005 £323m).

2006 EBITA[2] includes a £61m accounting gain relating to a revision to pension benefits arising from changes to the calculation of final pensionable salaries.

A one-off cash contribution of $100m (£54m) was made to the principal US pension fund at the end of the year.

The Ship Repair business of United Defense, acquired in June 2005, contribut full year sales[1] of £316m (2005 £164m) and EBITA[2] of £23m (2005 £15m).

Electronics & Integrated Solutions (E&IS)
E&IS designs, develops and produces electronic systems and sub-systems for a wide range of military and commercial applications. The business focuses on five primary capabilities: electronic warfare (EW), including information operations; communications, with emphasis on integrated C4ISR[6] and tactical networking; avionics, flight and engine controls; senso systems, providing remote sensing technology, mission sub-systems and missile seekers; and intelligence systems.

E&IS delivered the first EW system for the Joint Strike Fighter F-35 Lightning II aircraft and received funding for the system's Low Rate Initial Production. E&IS also delivered the first production digital EW system for th US Air Force F-22A Raptor. Current production quantities are for 183 aircraft, taking F-22A production through to 2011.

The National Geospatial-Intelligence Agency selected E&IS to lead the team to develop a web-based surveillance and targeting system, Global Net-Centric Surveillance

Share of Group sales[4]



28%

Share of Group EBITA[2,5]



32%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses
6 Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance

l Targeting, which will rapidly identify tlefield targets to speed up decision-king by intelligence analysts and itary personnel.

E Systems continues to hold a leadership sition in the development of Advanced eat Infrared Countermeasure (ATIRCM) stems. In 2006, E&IS began phase three a Department of Homeland Security gramme to develop a commercial version the ATIRCM system, JETEYE™, which eks to defeat the threat of shoulder-fired ti-aircraft missiles.

E Systems was selected to develop the ive inceptor system for the US Army's -60M Black Hawk helicopter programme. e Black Hawk will be the first production licopter to combine active inceptor hnology with a fly-by-wire system that ves weight and provides pilots with uitive tactile cues for easier aircraft ndling and reduced workload.

E Systems is the world's leading supplier hybrid propulsion systems for urban nsit buses. New orders received in 2006 alled 415 HybriDrive® propulsion systems.

IS is a supplier of state-of-the-art infrared, llimetre-wave, and laser technologies for ssile seekers, guided munitions and get designators. Using a BAE Systems' eker, the THAAD (Terminal High Altitude ea Defense) missile system successfully tected and intercepted an incoming llistic missile target. This demonstration 'a bullet hitting a bullet' was a key lestone in the development of this fence against missile-borne weapons mass destruction.

e US Army fully funded the Thermal eapon Sight (TWS) at $285m (£146m) th full production to produce and deliver 9,600 units by mid-2008. In 2006, more an 4,500 TWS units were delivered time or ahead of schedule to meet itical fielding.

To increase focus on through-life product and logistics support, E&IS opened its first Readiness & Sustainment centre adjacent to Robins Air Force Base, Georgia. E&IS also signed partnership agreements with the US Army's Tobyhanna Depot in Pennsylvania to enhance communications and electronics lifecycle management and with the US Air Force's Open Air Logistics Center, Utah, to support aircraft sustainment.

Customer Solutions

Customer Solutions comprises three businesses:

- BAE Systems Information Technology (IT)
- Technology Solutions and Services (TSS)
- BAE Systems Ship Repair

BAE Systems IT capabilities include enterprise-wide managed IT operations, mission-critical application development and lifecycle support information analysis and assured delivery. TSS provides services including system engineering and technical assistance, system and sub-system integration, operations and maintenance. Ship Repair is the US's leading non-nuclear ship repair company and also provides conversion and modernisation services, principally in the home ports of the US Navy.

Customer Solutions integrates communications systems, builds and maintains precision tracking radars, and is one of the largest service providers to the US Navy. The business is also a leader in air and missile defence systems and is one of the world's largest manufacturers of explosives.

During 2006, significant contract wins were secured, underpinning the future growth in the Customer Solutions business.

BAE Systems was awarded a prime contract, worth approximately $250m (£128m), from the Department of Homeland Security to improve efficiency and reduce IT costs. The business also received an estimated $250m (£128m) award from the US Army under the Information Technology Enterprise Solution – 2 Services contract. This contract provides IT services to support the Army's enterprise information infrastructure requirements and goals. BAE Systems IT was also successful in 100% of its recompetes in 2006.

TSS won the US Air Force Space Command's potential 12-year, $509m (£260m) contract for operation and maintenance of the Solid State Phased Array Radar Systems at five radar sites worldwide. The US Army Space and Missile Defense Command's Future Warfare Center signed an agreement with BAE Systems worth up to $482m (£246m) under the Concepts and Operations for Space and Missile Defense Integration Capabilities contract.

BAE Systems Ship Repair provides a full array of ship repair services in support of US Navy vessels. In 2006, the Ship Repair business was awarded a service contract for guided missile cruiser class ships home ported in Norfolk, Virginia, potentially valued at $169m (£86m). A second multi-ship, multi-option contract was awarded for repair and maintenance of all US Navy surface ships home ported in Hawaii, potentially valued at $270m (£138m).

Business group reviews



Common Missile Warning System (CMWS)
Under a CMWS contract, potentially worth $1.4bn (£0.7bn), the US Army has the flexibility to order at various times any number of systems. E&IS increased production from 30 to 50 systems a month to outfit all US Army helicopters in Afghanistan and Iraq.



Transatlantic partnership delivers on a FastTrack
By leveraging its experience and expertise found around the world, the BAE Systems FastTrack team demonstrated speed, agility and Group-wide collaboration to win a new contract with the US Navy valued at up to $450m (£230m) over seven years. Under this contact, BAE Systems will reengineer and remanufacture aircraft parts to optimise the US military's ageing aircraft.

Land & Armaments business group, with 11,600 employees[1] and headquartered in the US, is a leader in the design, development, production and through-life support and upgrade of armoured combat vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.

Financial highlights

- Sales of £1.4bn from acquired United Defense business
- Improvements in UK business performance
- Order book growth

	2006	2005	2004
Sales[1]	**£2,115m**	£1,270m	£482m
EBITA[2]	**£168m**	£42m	£(8)m
Return on sales	**7.9%**	3.3%	(1.7)%
Cash inflow/(outflow)[3]	**£137m**	£168m	£60m
Order intake[1]	**£2,964m**	£1,541m	£869m
Order book[1]	**£4.9bn**	£4.4bn	£2.2bn

Key points

- Benefiting from high volume of reset and upgrade activity
- Good progress in next-generation technology programmes
- Accelerated rationalisation in the UK business
- Wheeled armoured vehicle successes

Looking forward

In the near term, US Land & Armaments operations are expected to continue to benefit from operational requirements in Iraq and Afghanistan. In the longer term, the business may be impacted by increased pressure on defence budgets.

UK operations will continue their emphasis on performance improvements, securing a leadership role on the Future Rapid Effect System (FRES) programme and on reaching resolution on a mutually beneficial, sustainable munitions contract with the UK MoD.

The businesses in Sweden and South Africa aim to deliver growth through both new domestic government business and building on their track record of securing export opportunities.

During 2006, Land & Armaments achieved EBITA[2] of £168m (2005 £42m) on sales[1] of £2,115m (2005 £1,270m) and generat an operating cash inflow[3] of £137m (2005 £168m).

The United Defense Land & Armaments business, acquired in June 2005, contribut full year sales[1] of £1,354m (2005 £625m) and EBITA[2] of £146m (2005 £45m).

Following rationalisation activity in 2005 and further announcements in 2006, the UK-managed business returned to profit a year ahead of plan.

United States
The US business has substantial US Army contracts for the refurbishment and upgrad of Bradley, M88 Hercules improved recover vehicles and M113 fighting vehicles. These contracts involve restoring current systems to combat-ready condition following extensi operational use and upgrading them to mor advanced configurations.

Following the final US FY07 Defense Appropriations Bill, Land & Armaments reached agreement with the US Army in November 2006 for contracts for 610 reset/upgraded Bradley vehicles, 113 M88 Hercules vehicles and upgrade of 447 M11 fighting vehicles at a total value of $1.6bn (£0.8bn).

In May 2006, BAE Systems was awarded its first wheeled vehicle contract in the US to manufacture the Iraqi Light Armoured Vehicle, designed to protect Iraqi armed forces against roadside bombs and mine blasts. Under this $187m (£96m) contract, Land & Armaments will supply an initial 378 vehicles for Iraqi forces. If all contract options are exercised, delivery orders could total 1,050 vehicles.

Progress on the Future Combat Systems programme continues with the successful

Share of Group sales[4]

15%

Share of Group EBITA[2,5]



12%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

npletion of preliminary design and
nmencement of system functional
iews and critical design reviews on
nned ground and armed robotic vehicles.

egration of the first Non-Line of Sight-
nnon (NLOS-C) prototype system
nmenced with the mission module testing
ng tactical software in Minneapolis,
nnesota, and chassis fabrication in York,
nnsylvania. The NLOS-C firing platform was
veiled during ceremonies in September.
e platform was delivered to the US Army's
na Proving Ground ahead of schedule
d successfully fired its first live test round
October, beginning two years of live fire
sting. The US Army has ordered two
ditional prototypes for a total of eight
be delivered by early 2009.

velopment of the 155mm Advanced Gun
stem (AGS) and the Long Range Land
ack Projectile (LRLAP) for the US Navy's
w destroyer, DDG-1000, continues. In live
e testing, the AGS achieved a sustained
ng rate of ten rounds per minute at
nges of up to 63 nautical miles with
curacy well within US Navy requirements.
September 2006, Land & Armaments
ceived a $251m (£128m) contract for
LAP. In addition, Land & Armaments is
signing and testing a new Vertical
unching System that will enable the
DG-1000 ship to launch a wide range
missiles.

the medium-calibre naval gun system
ena, the BAE Systems 57mm gun has
en selected for the DDG-1000, the US
avy's Littoral Combat Ship and the Coast
uard's Deepwater programme.

nited Kingdom

itial production deliveries of the M777
ghtweight Artillery System to the US Army
d Marine Corps have been completed, and
ll rate production has begun. The M777
stem has also been ordered by Canada
d fielded in Afghanistan.

Engineering Tank Systems deliveries continue on schedule with 17 bridge-laying Titan vehicles and 17 Trojan obstacle-clearing vehicles delivered to the British Army.

During 2006, the British Army identified urgent operational requirements for FV430 Bulldog armoured personnel carriers to support requirements in Iraq. In total, Land & Armaments received orders for FV430 vehicles valued at £36m.

A Framework Partnering Agreement is the current basis for the supply of munitions to the UK MoD. BAE Systems and the UK MoD are evaluating a follow-on Munitions Acquisition Supply Solution in order to build a sustainable munitions business and provide long-term savings to the customer.

The Land & Armaments businesses in the UK and Sweden are co-operating to establish a strong position to develop the FRES programme. The Swedish Modular Armoured Tactical Vehicle Programme (SEP) is the basis of one of the proposals from BAE Systems.

Sweden

During 2006, the Land & Armaments Swedish businesses (Hägglunds and Bofors) were combined under one newly created company called BAE Systems AB. This will leverage strengths of the individual businesses in engineering and production, while also allowing BAE Systems to become a more effective solutions provider.

BAE Systems AB was awarded a £19m contract for an additional 52 Bv206S armoured all terrain vehicles from the Swedish government. The company has manufactured more than 11,000 Bv206 vehicles, which have been sold to nearly 40 countries, including customers in France, Germany, Sweden, Netherlands, UK, Italy and Spain.

In the area of intelligent munitions for artillery and mortar systems, the US Army has declared Excalibur ready for formal testing prior to accelerated fielding to US and Canadian forces in Iraq and Afghanistan early in 2007. A major milestone was achieved when a guided firing of the 155mm Excalibur from an Archer self-propelled artillery platform was successfully completed.

Through December 2006, deliveries of 155mm BONUS Mk 2 munitions to the Swedish government continued to schedule. BONUS is also being evaluated by the US and UK governments.

South Africa

The growing international need for mine-protected vehicles has continued to generate new orders for the four-wheeled RG-31 and RG-32 from the business in South Africa. In October, Land & Armaments successfully unveiled the RG-33L Mine Protected Vehicle at the Association of United States Army trade show. A seven-month collaborative effort between operations in the US and South Africa produced the RG-33L mine-protected vehicle that has the potential to meet urgent mine protection needs of US, UK and coalition forces in Afghanistan and Iraq.





ILAV win
In May, BAE Systems received an initial order for 378 Iraqi Light Armoured Vehicles (ILAV). The 4x4 ILAV leverages proven designs and includes a V-shaped hull designed to deflect the force of explosions away from passengers. The first ILAVs were delivered to Iraq 90 days after contract award.



Swedish future ground systems
The Swedish Modular Armoured Tactical Vehicle Programme (SEP) is the latest in the line of innovative products from BAE Systems AB in Sweden which includes the CV90, Bv206 and BvS10.

The Programmes business group, with 17,900 employees[1] and based in the UK, comprises the Group's air systems, naval ships and submarines activities, with the UK Ministry of Defence its principal customer.

Financial highlights

- Sales growth of 4% over 2005
- Margin further improved
- EBITA[2] up 26%
- Good cash performance

	2006	2005	2004
Sales[1]	**£2,927m**	£2,819m	£2,219m
EBITA[2]	**£167m**	£133m	£10m
Return on sales	**5.7%**	4.7%	0.5%
Cash inflow[3]	**£173m**	£285m	£442m
Order intake[1]	**£2,772m**	£2,101m	£5,264m
Order book[1]	**£12.1bn**	£12.3bn	£13.0bn

Key points

- Good schedule and cost adherence
- Programmes transitioning from development to production
- Hawk and Nimrod production orders secured
- UAV technology agreements secured

Looking forward

The future of Programmes is closely linked to UK MoD funding both to meet future requirements of the UK's armed forces and to subsequently generate export business.

For Air Systems, growth in the short term is dependent upon anticipated higher activity, as UK development programmes move to production, and on potential Hawk and Typhoon export sales.

Naval Ships expects to be involved in the implementation of the Defence Industrial Strategy in the maritime sector. Growth prospects include the UK's Future Carrier (CVF) programme and the MARS (Military Afloat Reach and Sustainability) programme.

The Submarines business is expected to grow with increased activity on the Astute programme and the anticipated build of a major block of the Future Carrier. Completion of pricing of boats 2 and 3 and securing orders for Astute boats 4 to 7 is key in retaining the necessary skill base in order to design and build the next-generation nuclear deterrent submarine.

During 2006, Programmes achieved EBITA of £167m (2005 £133m) on sales[1] of £2,927m (2005 £2,819m) and generated an operating cash inflow[3] of £173m (2005 £285m).

Air Systems

The Air Systems group is responsible for delivering five major programmes: Typhoon Nimrod MRA4, Hawk, F-35 *Lightning II* (JSF) and Autonomous Systems & Future Capability (Air).

Deliveries of Typhoon aircraft to the air forces of the four partner nations continued with a further 40 aircraft delivered in the year. BAE Systems continues to provide support to the UK's Royal Air Force (RAF) training and operational build up, with aircraft operating in three squadrons in the UK. Negotiations to establish ongoing integrated logistics support contracts continue. In addition, the UK MoD has awarded an initial contract combining scheduled maintenance work with upgrade activity.

Final assembly of the first of 236 Tranche aircraft is underway, in addition to the first of 18 aircraft for Austria.

Further export possibilities are being pursued, including the supply of Typhoon aircraft to Saudi Arabia.

During the year the UK MoD awarded the Nimrod MRA4 production contract, signallin renewed confidence in the programme and in the capability the aircraft will deliver. The design and development programme is on target to achieve the product maturity contained within the production bid assumptions. Activities are now concentrate in developing, jointly with the customer, an innovative support solution for the first five years of service.

Share of Group sales[4]



21%

Share of Group EBITA[2,5]



13%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

Business group reviews

velopment of the UK's Hawk Advanced Trainer proceeded to plan and helped cure the production order for 28 Hawk k128 aircraft from the UK MoD. Hawk is ll positioned to meet continued market mand for training aircraft, including isting Hawk customers who wish to grade their fleet.

six Hawk aircraft for Bahrain were livered on time, the India contract is oceeding to plan, with the first flight of Indian Hawk achieved in December, d 15 aircraft have been delivered South Africa.

E Systems is partnered with Lockheed artin and Northrop Grumman on the JSF ogramme, having responsibility for the sign and manufacture of the rear fuselage d empennage and for the supply of rtain air vehicle systems.

e first flight of the System Development d Demonstration aircraft was achieved December.

007 will see the substantial completion the detailed design for each of the 35 variants and the acceleration of the anufacture and delivery of major units for e remaining development aircraft in the stem Development and Demonstration ase of the programme. Low rate initial oduction is expected to commence in 007. Discussions between the UK and S governments on appropriate levels of chnology sharing on the JSF programme ogressed during the year.

e medium-altitude long-endurance nmanned Air Vehicle (UAV) system (HERTI) as unveiled in 2006 and the ASTRAEA ogramme was launched – a multi-faceted K programme working towards creating the ght conditions for operating unmanned rcraft in UK airspace.

sk reduction activities were completed r the Strategic Unmanned Air Vehicle (Experiment) (SUAV(E)) project with the UK MoD and, in December, a follow-on technology demonstration programme, Taranis, to support MoD evaluation of unmanned air combat vehicle technologies, was secured.

The business is focused on working with the UK MoD to deliver the SUAV(E) and Taranis demonstration contracts to establish the role of UAVs/UCAVs in the future force mix and transitioning the HERTI demonstration system into a production programme.

Naval Ships

The second of the originally contracted Landing Ship Dock (Auxiliary) ships, RFA Cardigan Bay, was handed over in August. The contract was expanded as the UK MoD contracted to Naval Ships the responsibility for completion of the final vessel, Lyme Bay, together with class design and warranty authority.

With four Type 45 ships in various stages of production, a high level of activity and resource load has been reached. To meet this demand, over 500 new staff joined the business in 2006, largely in production areas.

Whilst the major focus remains on the setting-to-work and commissioning of the Type 45 first of class, Daring, in readiness for sea trials in the second half of 2007, excellent progress was made on the second and third ships, with build efficiency targets met or exceeded.

Milestone achievements continue to plan and these, combined with successful risk-reducing system integration work in the Maritime Integration Support Centre, have enabled initial profit recognition on the programme in 2006.

The Group is currently working with the customer to restructure the existing contract around a new six ship proposal to provide a cost-effective solution that ensures timely delivery of agreed capability across the class under a jointly managed risk profile. This is expected to conclude in mid-2007.

The Carrier Alliance has established a set of contracts with the various alliance partners for the demonstration phase of the CVF programme. One of the key components to this work has been to prepare full cost, schedule and programme inputs in support of the UK MoD Main Gate Review for the approval of the whole programme. BAE Systems, holding significant responsibilities across the total CVF scope of work, is committed to working with the other alliance partners to secure a successful outcome.

The arbitration process over the acceptance of the three offshore patrol vessels for Brunei continues.

A letter of intent was signed with the government of Malaysia for two frigates. Negotiations continue to convert this agreement into a contract.

Submarines

The construction of the first of class boat, Astute, is largely completed with the test and commissioning activities now the major focus.

The Astute programme continued its improved performance with nine of its ten key milestones achieved in the year, eight being achieved ahead of plan and one behind plan. The remaining milestone was achieved early in 2007. The launch of Astute has been brought forward by three months to June 2007.

Productivity improvements are being addressed through innovative build strategies. These include increased use of modular assembly and vertical outfitting of full sections, in addition to investment in facilities, simplification of processes, systems and design to reduce cost. These measures are aimed at reducing the cost of production following the first of class boat.



Astute class submarine – reducing costs
BAE Systems is actively looking at ways to work in partnership with its supply chain. The Submarines business has set up a 'suppliers club' which, together with innovative build strategies, is helping to drive down costs on the Astute programme.



Typhoon development programme
The Typhoon development programme continued through the year with a series of releases of UK Paveway II Laser Guided Bombs, demonstrating its ability to perform the air-to-ground role – a step towards ensuring that Typhoon provides the cornerstone of NATO's defence capability for the next 30 years.

The Customer Solutions & Support (CS&S) business group, with 14,600 employees[1], provides partnered, through-life support solutions and capability to the UK MoD and manages the Group's business in Saudi Arabia and Australia.

Financial highlights

- Sales growth of 9% over 2005
- Return on sales maintained at c.15%
- Cash flow includes £130m incurred on Saudi infrastructure

	2006	2005	2004
Sales[1]	**£3,180m**	£2,923m	£2,856m
EBITA[2]	**£477m**	£419m	£497m
Return on sales	**15.0%**	14.3%	17.4%
Cash inflow[3]	**£289m**	£850m	£1,102m
Order intake[1]	**£4,367m**	£3,280m	£3,543m
Order book[1]	**£6.0bn**	£5.0bn	£4.6bn

Key points

- Tornado ATTAC agreement signed in the UK
- Kingdom of Saudi Arabia modernisation programme underway
- Investment in the Kingdom of Saudi Arabia continues
- Australian Hawk support contract secured

Looking forward

CS&S will continue to seek to sustain its long-term presence in Saudi Arabia through developing new business and delivering on current support commitments.

CS&S will continue to work with the UK customer to provide smarter, more integrated support and capability solutions on customer bases. Development of these solutions will be underpinned by the migration of the Availability Transformation: Tornado Aircraft Contract (ATTAC) model to other future UK platforms.

During 2006, CS&S achieved EBITA[2] of £477m (2005 £419m) on sales[1] of £3,180m (2005 £2,923m) and generated an operating cash inflow[3] of £289m (2005 £850m).

Saudi Arabia

BAE Systems has a major presence in the Kingdom of Saudi Arabia where it acts as prime contractor for the UK government-to-government defence agreement. Over the last two decades the programme has included the provision of aircraft, associated hardware, support, infrastructure and manpower training for the Royal Saudi Air Force (RSAF). On 21 December 2005 the UK and Saudi Arabian governments signed an Understanding Document outlining plans to modernise the Saudi armed forces. Modernisation activities are now underway. Under the terms of the signed document, Typhoon aircraft will replace Tornado Air Defence Variant aircraft and others currently in service with the RSAF. Detailed negotiations are continuing to progress the Understanding Document towards a contract for the delivery of Typhoon aircraft.

Around 4,600 people are employed by the Group in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. The business is continuing to develop its presence in Saudi Arabia and is helping to develop a greater indigenous capability in the Kingdom. The security of employees is the highest priority and progress on new residential and office facilities as well as increased security measures continues. Occupation of the first new residential compound and new office facilities began on schedule in late 2006.

Performance on the Saudi support programme in 2006 has progressed well. Margins have stabilised following increased indigenous Saudi content in repair and overhaul work.

Share of Group sales[4]



22%

Share of Group EBITA[2,5]



35%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

ited Kingdom
the UK, CS&S continued to develop successful partnering arrangement h the UK MoD's Defence Logistics ganisation focusing on through-life pability management and value for ney in line with the UK's Defence lustrial Strategy (DIS).

ey message from DIS is the need investment in supply chain skills, pabilities and technologies. BAE Systems s established a supply chain capability ject to further develop its suite of h-quality support processes across e business.

air support, *performance* under the rnado Combined Maintenance and grade contract remains strong with aircraft returned to front-line service ce contract award in December 2005.

December, the Tornado ATTAC contract s signed. The contract offers a full rnado availability service for the next ten ars with an initial value of £947m. ATTAC ll deliver reduced costs and increased erational efficiencies with improved craft availability to the front-line.

perience of the ATTAC bid is being used progress a similar availability contract r the Harrier aircraft, with negotiations an initial risk reduction package well vanced. The Harrier Joint Upgrade and aintenance Programme at RAF Cottesmore already helping to meet urgent operational quirements for the front-line in Afghanistan ile at the same time maintaining the GR9 grade programme.

September, the in-service date for the rrier GR9 upgrade was achieved on hedule. The GR9 upgrade is carried t in a partnered arrangement with the MoD based at RAF Cottesmore. The ogramme has delivered cost savings and duced aircraft 'downtime' from 52 to 35 eeks during the upgrade.

The ATTAC model should also provide the blueprint for future support arrangements on Typhoon.

In support of the Hawk programme a bid was submitted to provide availability support to the RAF's TMk1 aircraft.

An extension to the existing Nimrod Integrated Support contract was received in June.

Naval
In the naval domain, the reactivation of three ex-Royal Navy frigates for the Chilean Navy is progressing. The handover and commissioning of Almirante Cochrane on 22 November was a significant milestone in the programme. The first of a series of Memoranda of Understanding with the customer with respect to delivering a support solution for the vessels was signed in October.

The naval joint ventures performed well. BAE Systems has 50% interests in Fleet Support Limited (FSL) and Flagship Training Limited (FTL). In parallel with the naval base review announced by the UK Secretary of State for Defence in September 2006, FSL has been involved in a number of cost-saving initiatives.

In October, FSL signed a Memorandum of Understanding (MoU) between FSL, DML and Babcock and the Minister of Defence Procurement in support of the Surface Ship Support Alliance. This activity will develop throughout 2007 to jointly identify a more effective model for the support of surface ships with projected savings of £90m per year.

The results of the UK MoD naval base review are expected in 2007.

The delivery of high-quality training solutions continues, primarily through FTL which, building on the strong partnering relationship with the Royal Navy, was awarded a £45m contract for the planning and delivery of a number of courses for existing and future naval personnel.

FTL formed part of the MC3 Training bid for the Defence Training Review programme. However, in January 2007, it was announced that this programme was to be awarded to the competing consortium led by QinetiQ.

The business was unsuccessful in its bid for an integrated through-life support contract to support the Victoria Class submarines in Canada.

Australia
CS&S Australia performed well in 2006 securing a number of contracts and strengthening its position as a through-life capability partner to the Australian Defence Force.

Negotiations for a five-year A$343m (£138m) support contract for the Australian Hawk Lead-In Fighter aircraft were successfully completed, and the business is also a key supplier in providing a new airborne early warning system to South Korea.



Support Council
A support council has been created to share best practice and co-ordinate support activities and processes across the Group with the objective of optimising through-life support, not only for in-service equipment, but also for platforms under development.



Ship reactivation
BAE Systems is prime contractor for the reactivation of former Royal Navy warships for overseas customers including preparation of the vessels and training of crews.

The Integrated Systems & Partnerships business group, with 10,500 employees[1], is a portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies and Underwater Systems, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.

Financial highlights

- Results reflect further portfolio restructuring in the year
- Margin further improved to 6.5%

	2006	2005	2004
Sales[1]	**£1,748m**	£1,834m	£2,022m
EBITA[2]	**£113m**	£109m	£95m
Return on sales	**6.5%**	5.9%	4.7%
Cash inflow/(outflow)[3]	**£158m**	£17m	£59m
Order intake[1]	**£1,655m**	£1,516m	£1,756m
Order book[1]	**£5.8bn**	£5.9bn	£7.0bn

Key points

- European portfolio restructuring complete
- Major Insyte communication systems wins in UK
- MBDA programme milestones achieved
- Saab's acquisition of Ericsson Microwave Systems complete

Looking forward

Implementation of the UK's Defence Industrial Strategy (DIS) is material to the UK activities of the Integrated Systems & Partnerships business group.

Growth is anticipated from the Insyte business, building on the UK naval systems market position and recent success in land systems.

For Underwater Systems, the follow-on activities from DIS will play an important role in shaping the future position of the business.

The announcement in 2006 by the UK MoD of the creation of 'Team CW' (Complex Weapons) led by MBDA represented a significant step forward in the implementation of DIS in this sector.

During 2006, Integrated Systems & Partnerships achieved EBITA[2] of £113m (2005 £109m) on sales[1] of £1,748m (20[illegible] £1,834m) and generated an operating cas[illegible] inflow[3] of £158m (2005 £17m). This resul[illegible] follows the significant restructuring of the Group's portfolio of European defence businesses in 2005.

In August the Group disposed of its wholly-owned Atlas Elektronik business for €149[illegible] (£103m), generating a profit on disposal of £3m.

In addition to its main businesses, the results of which are explained in more detail below, the Group has a 25% interest in Selex Sensors and Airborne Systems Sp[illegible] This is subject to a put option at an agree[illegible] value of £268m exercisable by BAE Syste[illegible] in the three-month period from the beginni[illegible] of June 2007 and a call option by Finmeccanica at any time to August 2007.

Integrated System Technologies (Insyte)
The Insyte business completed its first full year of trading as a wholly owned subsidiar[illegible] Order book grew primarily on receipt of the FALCON Increment A contract (£267m). FALCON will provide the British armed force[illegible] with a new mobile, high-capacity, secure information system infrastructure at the operational and tactical levels of command.

The business secured its first significant national security contract in 2006 and was contracted as the mission system prime contractor on the CVF programme and was also awarded the T93 Radar Replacement contract to support the UK Air Defence Systems.

The business has a number of key programmes. Sampson radar, the Comman[illegible] Management System and Long Range Rad[illegible] Development and Production contracts for the Type 45 destroyers, and the Seawolf

Share of Group sales[4]



12%

Share of Group EBITA[2,5]



8%

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 before elimination of intra-group sales
5 excluding HQ and other businesses

idlife Upgrade for Type 22 and 23 stroyers all achieved their key milestones the year.

derwater Systems
e Sting Ray lightweight torpedo main oduction order for the UK MoD is ogressing on schedule with the second tch of torpedoes being accepted in ecember 2006.

e Archerfish product was selected as e Common Mine Clearance Neutraliser r the US Navy and is to be used on three fferent programmes.

lisman, which is a Group-funded manned Underwater Vehicle, achieved at is believed to be a world first by unching and controlling another weapon hile itself operating at a distance from e mother ship. This successful test was bserved by potential customers.

e business continues discussions with e UK MoD on a long-term partnering greement to sustain capability for the nger term.

BDA (37.5%)
BDA performed well with increases in both les and EBITA[2] as 4,000 missiles were oduced and delivered, including the Storm hadow and Scalp airborne cruise missiles, ica air-to-air weapon, Exocet anti-ship issile, and the Taurus cruise missile. The ew Customer Service & Support division so reported successful sales and orders the year.

number of export orders were secured in e year, including a €450m (£303m) order om the UAE (Exocet Blocks 2 and 3), a ontract from Saudi Arabia for the Mistral r defence system, an order from India for e ATAM missile system for the new ALH elicopter, as well as orders from Chile for e new Seawolf Block 2 naval missile and xocet. Domestic orders remained strong nderpinned by the Aster/PAAMS programme, a contract from France for the new Scalp Naval cruise missile and an order from Germany for the Pars 3 next-generation anti-armour weapon for the Tiger helicopter.

MBDA has been selected by the UK MoD to lead the UK's Complex Weapons sector under the Defence Industrial Strategy, working with the UK MoD to develop a Strategic Partnering Agreement which will underpin the sovereign UK capability in complex weapons technologies, design, development and manufacturing for the future. It is anticipated that 2007 will see this work brought to fruition.

Important progress has been made during the year on MBDA's development programmes. Significant milestones included the successful air-launched demonstration firings of the new Meteor beyond visual range air-to-air missile, the first system qualification of the Franco-Italian Aster/PAAMS (E) naval air defence system and qualification firings of the SAMP/T land-based system. In addition, the PAAMS programme for the Royal Navy's Type 45 destroyer is now progressing through integration and testing following deliveries of the Sampson radar. MBDA also achieved development successes with the first firing of the new Exocet Block 3 coastal attack missile, completion of development of the Marte Mk2/S helicopter-launched anti-ship weapon and Milan ER anti-armour missile.

The acquisition of the German missile company LFK was completed in March 2006, with integration well advanced. Financial performance of the acquired business has exceeded expectations to date.

Saab (20.5%)
Sales rose by 9% to SEK21bn (£1.55bn), of which 65% is attributable to sales outside Sweden. Operating income rose to SEK1,745m (£129m), producing an operating margin after restructuring costs of 8.3%. Order intake is substantially improved compared with 2005, mainly attributable to the SEK5.5bn (£411m) order from Pakistan for an airborne surveillance system together with a SEK1bn (£75m) order from the Swedish government for the continued development of the Gripen system.

The acquisition of Ericsson Microwave Systems for SEK3.75bn (£280m) was completed on 1 September. This acquisition added radar and sensor operations to Saab's existing portfolio in the areas of defence, aviation, space and civil security.

Saab's order book at the end of the year was SEK51bn (£3.8bn).

Gripen International (50%)
The first Gripen test aircraft arrived in South Africa and has commenced the integration and development test programme. Deliveries of aircraft to Hungary commenced in the year and the contractual offset obligations to both Hungary and the Czech Republic are being met.

Business group reviews



Technology delivered to the battlefield
FALCON is a mobile, high-capacity information infrastructure that brings the latest all-internet protocol technology to the battlefield. It is a rapidly deployable, truck-mounted system that allows troops and battlefield commanders to communicate quickly, securely and reliably with each other and with other levels of command.



Talisman launches a world first
Talisman, the BAE Systems' developed unmanned underwater vehicle (UUV), has achieved its latest capability breakthrough, by becoming the first UUV to successfully fire and control weapons at sea during trials. Talisman is an example of BAE Systems' approach to rapid prototyping, with concurrent design, development and testing.

HQ and other businesses, with 2,300 employees[1], comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

Financial highlights and key points

- Total Regional Aircraft loss of £114m
- Cash outflow from Regional Aircraft of £66m
- Aerostructures sale completed
- UK pension funding deficit addressed

	2006	Restated[4] 2005	Restated[4] 2004
Sales[1]	**£295m**	£471m	£464m
EBITA[2]	**£(147)m**	£(118)m	£(50)m
Cash (outflow)/inflow[3]	**£(225)m**	£(79)m	£57m
Order intake[1]	**£267m**	£398m	£264m
Order book[1]	**£0.3bn**	£0.6bn	£0.5bn

Looking forward

The regional aircraft leasing market remains challenging with new markets likely to be dominated by higher risk customers. Support revenues are dependent on maintaining aircraft in service and conversion of new customers to managed services such as power-by-the-hour contracts. Losses are expected to continue in this difficult market, albeit at levels lower than in the preceding two years.

During 2006, HQ and other businesses reported a loss of £147m (2005 £118m) and had an operating cash outflow[3] of £225m (2005 £79m). Of this, the reported loss for Regional Aircraft was £114m (2005 £95m), and operating cash outflow was £66m (2005 £73m).

Regional Aircraft
The regional aircraft leasing market continue to be impacted by high oil prices and over supply of aircraft. The leasing team was successful in securing extensions in 2006 to existing leases with both large establishe operators in Europe as well as new busines in India, Nepal and the Middle East. Leases were also secured for a number of aircraft converted to freighter configuration with further demand expected. Other leasing opportunities continue to emerge although markets remain highly competitive.

Support revenues grew with a number of orders secured during the year for power-by the-hour contracts and aircraft modification

The majority of the leasing business is underpinned by the Group's Financial Risk Insurance Programme (FRIP) which makes good shortfalls in actual lease income against originally estimated future income.

The Regional Aircraft results for the year include £37m for costs incurred in managin the leased aircraft portfolio and supporting the fleet, and £77m for provisions taken.

Aerostructures
In March 2006, the sale of the UK Aerostructures business to Spirit AeroSystems Inc. was completed, for a cash consideration of £80m. This disposal generated a profit of £11m arising from the resultant reduction of pension liabilities.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 restated following the sale of Airbus SAS

ummarised financial review

esults for the year – continuing operations
ales[1] increased 9% from £12,581m to 13,765m. Organic growth was 5%. Sales the full year from the former United efense activities, acquired in June 2005, ere £1,670m (2005 £789m).

BITA[2] increased 33% to £1,207m (2005 909m). The growth includes the benefit of *full year's trading from the former* United efense activities, acquired in June 2005, hich contributed EBITA[2] of £169m (2005 60m) in the year. As reported at the half ear, included within EBITA[2] is a £61m ne-off accounting gain in the Electronics, telligence & Support business group ising from a reduction in the net pension ability following the changes to the alculation of final US pensionable salaries. osses at Regional Aircraft amounted to 114m, these are reported within HQ and ther businesses.

eturn on sales (EBITA[2] adjusted for uplift on cquired inventories expressed as percentage of sales) for the Group creased from 7.6% to 8.8%. Return on ales excluding the one-off pension gain eferred to above was 8.3%.

rder book[1] increased to £31.7bn, primarily n US contract awards in the Land & rmaments business and on securing ne Tornado ATTAC contract in CS&S.

inance costs
inance costs, including the Group's share f the finance costs of equity accounted vestments, were £174m (2005 £196m). he underlying interest charge of £157m 2005 £191m) was increased by a net harge of £17m (2005 £5m) arising from ension accounting, marked-to-market evaluation of financial instruments and oreign currency movements.

nderlying interest cover based on EBITA[2] creased from 4.8 times to 7.7 times.

Taxation
The Group's effective tax rate for continuing operations for the year was 26% (2005 22%). The increase in the rate arises principally due to recognition in 2005 of an Australian deferred tax asset previously unrecognised.

Earnings per share
Underlying earnings[3] per share from *continuing operations for 2006 increased* by 29% to 23.8p compared with 2005.

Basic earnings per share, in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 43% to 19.9p (2005 13.9p).

Basic earnings per share in respect of discontinued operations amounted to 30.8p, primarily arising from the gain made on the disposal of the Group's 20% interest in Airbus to EADS.

Dividend
The Board is recommending a final dividend of 6.9p per share *(2005 6.3p), bringing the* total dividend for the year to 11.3p per share (2005 10.3p), an increase of 9.7%.

The proposed dividend is covered 2.1 times by earnings[3] from continuing operations (2005 1.8 times) which is consistent with the policy of growing the dividend whilst maintaining a long-term sustainable earnings cover of approximately two times.

Discontinued operations
On 13 October 2006, the Group disposed of its shareholding in Airbus SAS to EADS for €2.75bn (£1.8bn) in cash, generating a profit on disposal of £925m. The Group's share of the results of Airbus SAS for the year of £68m together with the profit on disposal of £925m have been classified as a discontinued operation and the 2005 consolidated income statement has been restated accordingly.

Cash flows
Cash inflow from operating activities was £778m (2005 £2,099m), which includes £441m one-off contributions into the UK pension schemes, representing cash of £199m and proceeds from the sale of property of £242m. A one-off contribution of $100m (£54m) was also made into the US pension schemes in December 2006.

Good conversion of EBITA[2] to operating business cash flow was delivered across the Group.

There was an outflow from net capital expenditure and financial investment of £141m (2005 £250m). This includes the receipt of £242m from the disposal of Group property to fund the additional contributions made to the UK pension funds. Excluding this item, the underlying net capital expenditure and financial investment cash outflow was £383m (2005 £250m).

The resulting operating business cash inflow of £782m (2005 £1,937m) gave rise to free cash inflow, after interest, preference dividends and taxation, of £490m (2005 £1,758m).

The net cash inflow from acquisitions and disposals was £1,330m including the *receipt of net proceeds of £1,212m from the* October disposal of the Airbus shareholding.

Net cash of the Group at 31 December 2006 was £435m, a net inflow of £1,712m from the net debt position of £1,277m at the start of the year.

Accounting policies
Detailed guidance on the Group's critical and significant accounting policies can be found in the Annual Report 2006 on our website, www.baesystems.com.

including share of equity accounted investments
earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories

Exchange rates
The principal exchange rates impacting the Group are as follows:

	2006	2005
£/€ – average	**1.467**	1.462
£/$ – average	**1.844**	1.819
£/€ – year end	**1.484**	1.455
£/$ – year end	**1.957**	1.718

BAE Systems recognises its responsibilities to its shareholders, the people it employs, its customers and suppliers, the wider community and the environment.

Highlights of our progress and performance across all areas of our social, ethical and environmental responsibilities during 2006 are detailed below. Further information and supporting data can be found in our Corporate Responsibility Report or on our website www.baesystems.com.

Strategy and direction

Corporate Responsibility (CR) in BAE Systems is based on good business practice and continual improvement. Our CR framework has been developed through analysis of potential risk to our business, key stakeholder interest and feedback, and the extension and evaluation of existing practices.

A sustainable CR agenda must be based upon both the communication and effective deployment of our policies and practices and continual improvement, consistent with Group strategy, which is to be the premier global defence and aerospace company.

The implication of this global agenda on our CR strategy is to broaden the number of companies against which we benchmark our performance and to look wider than local impacts to develop our position on global issues.

Key development areas for 2007 will be our response to climate change and a more formal approach to product stewardship.

Governance of CR

The board of directors has overall responsibility for the governance of CR matters within the Group. Specific responsibility has been assigned to the CR Committee of the Board.

The Committee is responsible for reviewing and monitoring the processes the Group uses to manage social, environmental and ethical risk, as well as supporting the Board in the approval of strategy and policy in this area. The Committee's role and progress in 2006 can be found in our full CR report.

Monitoring our performance

We monitor our CR performance through sector benchmarking. In 2006 BAE Systems maintained its position in both the Dow Jones Sustainability World Index and the pan-European Dow Jones STOXX Sustainability Index. Our total score for 2006 was 77%, this being the highest score reached in our specific industry sector.

With the continued growth of our US business we also monitor our performance within the Pacific Sustainability Index, which analyses and ranks the environmental and sustainability reporting of all the companies in the aerospace and defence sector listed on the Fortune Global 500 and Fortune 1000 list. BAE Systems was ranked third of the 18 companies in that sector.

Key performance indicators (KPIs)

We use a range of non-financial performance indicators to measure the Group's performance over time. Performance against these key indicators can be found in both the Annual Report 2006 and the full CR Report.

Our performance

Workplace

The Group employs 79,000 people in its wholly-owned businesses across five continents, the majority being based in the UK and the US, with a significant presence in Australia, Saudi Arabia, South Africa and Sweden.

To deliver the products and services our customers require we need to attract and retain a highly talented workforce. We do this with a focus on a high performance culture which, in addition to setting out goals and objectives, also defines the behaviours we expect of our employees.

In 2006 two workplace-related objectives were set as part of the leadership objective for the Group's senior executives: to reflect gender diversity on leading university courses in our choice of graduate trainees through a focused recruitment plan; and to resolve 75% of employee grievances in the UK at local level.

We met our target to recruit at least an equal proportion of female graduates to tha seeking a career in engineering. Over the year, 12% of our UK and 20% of our US engineering graduate recruits were women. 97% of employee grievances in the UK were



Naval Ships held Learning at Work Days at our Filton and Govan sites where employees were given health advice, learned new skills and were encouraged to take up new hobbies.

They also launched an Everyday Skills programme which offers courses on basic IT, communication, literacy and numeracy.



Our Customer Solutions & Support business group this year achieved the international health and safety standard OHSAS 18001 for all its UK businesses. New safety, health and environment (SHE) 'passport' training was introduced for all employees, as well as SHE training specifically for senior executives. A distance learning health and safety course was also put in place for our Saudi employees.

solved at a local level during 2006. Only e complaint required a corporate level vestigation under the Group's Respect Work policy. This indicated improved anagement and resolution of issues a local level.

hics

e are committed to meeting the highest hical standards in our relationships th others. We will not tolerate unethical haviour or attempts to improperly influence e decisions of customers or suppliers.

2006 two objectives specifically relating ethics were set within the leadership jectives: to meet the standards defined our internal *assurance statement*; and develop, pilot and roll out ethics training all employees in the UK and Australia.

meet the standards defined in our internal surance statement we have training and vareness programmes to ensure employees nderstand our policies and the standards pected of them. We provide training on our nti-bribery programme to managers from arketing, commercial, procurement, finance, ustomer support and other functions.

the US, all employees completed fresher training on our workplace arassment, ethics policies, and ethical ecision making. In addition in 2006 all nployees viewed a new ethics video called aying With Fire: Abuse and Intimidation in e Workplace. During 2006 we also held hics training for the Board and Executive ommittee, debating and agreeing the le of leadership in ensuring high ethical andards throughout the Group.

survey of UK employees undertaken in 005 showed that although our employees gard the Group as ethical, awareness of ur ethical standards and helpline was low. 2006 we introduced new online training r all UK employees. By the end of 2006 0% of UK employees had successfully mpleted the training. Plans are in place to ensure the remaining 20% complete the training early in 2007. We also intend to roll out the training to our employees in Australia, Saudi Arabia, South Africa and Sweden.

Safety, health and environment

The health and safety of our employees, contractors and engagement with the communities around our facilities is of primary importance to BAE Systems. We recognise the risks associated with the variety of operations we conduct and aim to minimise these as far as possible. Our environment policy and framework is focused on preventing or controlling environmental impacts and minimising waste. All our major manufacturing sites are certified to the international environmental management standard *ISO 14001*.

We recognise the role of leadership in driving high standards of safety, health and environment performance and, accordingly, set a number of leadership objectives in 2006 related to this area. These were to meet our safety, health and environment targets and to exceed the safety performance commitments made to the UK Health and Safety Executive (HSE).

Targets were set against individual business issues and all businesses included safety, health and environment in their quarterly business reviews. The overall performance on safety reflects the good performance against these targets. Compared with 2005 both the overall number of accidents and the number of serious accidents decreased in 2006. The majority of our businesses continue to demonstrate improvements (i.e. reductions) in the days lost to work-related injuries indicating both a reduction in the number of accidents and length of time for rehabilitation back into the work place.

The commitments made as part of the UK government's 'Revitalising Health & Safety' initiative have been exceeded; we have already met targets for performance. In addition, we continued our partnership project with the UK HSE and other large UK manufacturers. The project, named Large Organisation Partnership Pilot (LOPPs), aims to raise safety standards in UK manufacturing sites.

Education and community

Education, specifically in the fields of science and engineering, is extremely important to the future sustainability of our business.

The number of students enrolling in engineering and technology courses has fallen considerably in recent years. We are concerned that in the future there will be too few candidates with the skills our business, and the engineering sector in general, needs. We therefore invest worldwide in a *range of programmes* which support and encourage young people into science and engineering.

We also have a structured programme for support to charities and encourage our employees to support their local communities through fundraising and volunteering. In the 18 months to September 2006, our global employee fundraising scheme, Charity Challenge, raised £8m. This was donated primarily to the Stroke Association in the UK, the National Heart Foundation in Australia and the American Cancer Society in the US. Over the same period, employees volunteered 10,500 days of their own time.

In 2006 our total global community investment was £8,223,160. This figure includes cash and in-kind donations as well as our direct support for education.



Electronics & Integrated Systems is working with the US Federal Transit Administration (FTA) to develop hydrogen fuel cell technology for city buses. Fuel cells generate electricity cleanly and quietly, like a battery. Fuelled by hydrogen, their only by-products are water and heat, so they do not contribute to climate change.



Platform Solutions is helping to prepare young people for life after school by partnering with the Medway Education Business Partnership (MEBP), a charity working to improve the links between schools and businesses. Our employees donate money and time and this year 11 employees mentored students from schools.

Chairman

1. Dick Olver FREng [3,4]
Appointed Chairman on 1 July 2004. A civil engineer, Dick Olver joined BP in 1973 where he held a variety of senior positions culminating in his appointment to the board of BP p.l.c. as CEO of Exploration and Production in 1998. He was subsequently appointed deputy group chief executive of BP in 2003, stepping down from that position when he assumed the chairmanship of BAE Systems. Dick Olver chairs the Board's Nominations Committee and the Non-Executive Directors' Fees Committee. He is a non-executive director of Reuters Group plc, a Fellow of the Royal Academy of Engineering and a member of the Royal Academy and the Trilateral Commission.
Appointed: 2004 Age: 60

1 member of the Audit Committee
2 member of the Corporate Responsibility Committee
3 member of the Nominations Committee
4 member of the Non-Executive Directors' Fees Committee
5 member of the Remuneration Committee

Executive directors

2. Mike Turner CBE [4]
Chief Executive
Appointed Chief Executive in 2002, having been a Chief Operating Officer since 1999. He is a non-executive director of Lazard Limited and a former non-executive director of Babcock International Group Plc and The Peninsular and Oriental Steam Navigation Company (P&O).
Appointed: 1994 Age: 58

3. Chris Geoghegan
Group Executive Director
Appointed to the Board in 2002 as a Chief Operating Officer he is now Group Executive Director responsible for Businesses. He was formerly responsible for the Group's Airbus operations and, in 2000, was appointed Group Managing Director of the Avionics business. He is President of the Society of British Aerospace Companies.
Appointed: 2002 Age: 52

4. Walt Havenstein [4]
Chief Operating Officer, US
Appointed to the Board on 2 January 2007, he is President and CEO of BAE Systems, Inc. He was previously President of the Company's US-based Electronics & Integrated Solutions business. He was President of the Sanders defence electronics business prior to it being acquired by the Company from Lockheed Martin in 2001. A graduate of the US Naval Academy, he served 12 years in the US Marine Corps.
Appointed: 2007 Age: 57

5. Ian King
Chief Operating Officer, UK and Rest of Wor
Appointed to the Board on 1 January 2007, he was previously Group Managing Director of the Company's CS&S business and, prio to that, Group Strategy and Planning Direct Immediately prior to the BAe/MES merger he was Chief Executive of Alenia Marconi Systems, having previously served as Finance Director of Marconi Electronic Systems and of Marconi Defence Systems. He is a non-executive director of Rotork plc.
Appointed: 2007 Age: 50

6. Steve Mogford
Group Executive Director
Appointed to the Board in 2000 as a Chief Operating Officer he is now Group Executive Director responsible for leading the Compan drive for the restructuring of the Naval Ships and Submarines industry in line with the Defence Industrial Strategy. He has held a number of senior positions within the Group. He is a non-executive director of Carillion plc.
Appointed: 2000 Age: 50

7. George Rose
Group Finance Director
Appointed Group Finance Director in 1998. Prior to joining the Company in 1992, he held senior positions in the Rover Group an Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.
Appointed: 1998 Age: 54



1 2 3 4 5 6 7

on-executive directors

Professor Sue Birley [2, 5]
rmerly Professor of Entrepreneurship Imperial College, University of London, d has held a number of academic posts INSEAD, London Business School and anfield Institute of Technology. She was rmerly a non-executive director of National estminster Bank plc. Professor Birley chairs e Board's Remuneration Committee.
ppointed: 2000 Age: 63

Phil Carroll [2, 3]
ppointed to the Board in 2005, Phil Carroll a former chairman and chief executive Fluor Corporation and a former president d chief executive of Shell Oil Company Inc. e was appointed by the US Department of efense in 2003 to serve as the first Senior dviser to the Iraqi Ministry of Oil. He is a rmer non-executive director of Scottish ower plc.
ppointed: 2005 Age: 69

0. Dr Ulrich Cartellieri [1]
rich Cartellieri served as a member of the anaging and subsequently the Supervisory oard of Deutsche Bank AG for over 0 years until 2004. He was also a member the International Advisory Committee of e Federal Reserve Bank of New York. He currently a director of Robert Bosch GmbH d is a past chairman of Karstadt AG and past deputy chairman of Siemens AG.
ppointed: 1999 Age: 69

11. Michael Hartnall [1]
Formerly finance director of Rexam plc, prior to which he held senior positions with a number of manufacturing companies. He is also a non-executive director of Lonmin plc and a former non-executive director of Elementis plc. Michael Hartnall chairs the Board's Audit Committee. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Appointed: 2003 Age: 64

12. Sir Peter Mason KBE [1, 3]
Non-executive chairman of Thames Water and a non-executive director of Acergy S.A. Formerly chief executive of AMEC plc, executive director of BICC plc, chairman and chief executive of Balfour Beatty Limited and chief executive of Norwest Holst Group PLC. Sir Peter Mason has been nominated the Board's Senior Independent Director.
Appointed: 2003 Age: 60

13. Roberto Quarta [5]
Appointed to the Board in 2005, Roberto Quarta is a partner in the private equity firm Clayton, Dubilier & Rice, in connection with which he serves as chairman of Rexel SA and Italtel. He was previously chairman and chief executive of BBA Group, an executive director of BTR plc and a non-executive director of PowerGen plc and Equant NV.
Appointed: 2005 Age: 57

14. Sir Nigel Rudd [2, 5]
Appointed to the Board on 10 September 2006. Currently chairman of Alliance Boots Group PLC and Pendragon plc and deputy chairman of Barclays PLC. Until recently, he was chairman of Pilkington plc. He also holds a number of other public appointments including chairman of the CBI's Boardroom Issues Group. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
Appointed: 2006 Age: 60

15. Peter Weinberg [2, 5]
Appointed to the Board in 2005, Peter Weinberg is a partner at Peretta Weinberg Partners, a financial services firm. He was previously chief executive officer of Goldman Sachs International and co-head of the Partnership Committee, and prior to that was co-head of the Global Investment Banking Division. He joined Goldman Sachs in 1988 and became a partner in 1992. Peter Weinberg chairs the Board's Corporate Responsibility Committee.
Appointed: 2005 Age: 49

Each of the eight non-executive directors listed above is considered to be independent for the purposes of the Combined Code on Corporate Governance.

Company Secretary
David Parkes



8 9 10 11 12 13 14 15

Combined Code compliance
As required by the UK's Combined Code on Corporate Governance (the 'Combined Code') all companies that have a stock market listing in the UK are required to make disclosures in relation to corporate governance.

The Board has considered the Company's compliance with the provisions of the Combined Code and confirms that it was compliant with all provisions throughout 2006 and to the date of this report.

Summarised remuneration report
The Remuneration Committee
The Board has delegated to the Remuneration Committee responsibility for remuneration policy and determining the specific packages for the Chairman and the executive directors; the Committee also agrees the framework for the remuneration of certain other members of the executive management team. The Committee's terms of reference conform with the requirements of the Combined Code, and can be found on the Company's website or obtained from the Company Secretary.

Remuneration principles
The Committee's remuneration strategy is to provide a remuneration package that:

- helps attract, retain and motivate the highest calibre executives;
- is aligned to shareholders' interests to create sustainable long-term shareholder value;
- is competitive against the appropriate market, providing median reward for median performance and upper quartile reward for upper quartile performance;
- encourages and supports a high performance culture whilst providing a balance between fixed and variable reward; and
- is fair and transparent and can be applied consistently throughout the Group.

Remuneration Policy
The Committee's executive remuneration policy continues to be to set basic salaries at median competitive levels whilst seeking to reward upper quartile performance with potential upper quartile remuneration through the use of bonus schemes and share-based incentives. The Committee intends to continue with the executive remuneration policy as detailed in this report in 2007 and subsequent years, and will continue to consult on material changes with principal shareholders.

Remuneration of executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The Committee reviews the split between basic salary and the performance-related elements of remuneration each year in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive at least a similar level of reward from variable compensation to that received from fixed compensation. At median performance, variable remuneration represents approximately 50% of the remuneration package as shown in the chart below:

Target Performance (median)


Salary 34%
Pension 17%
Bonus 17%
Long-term incentive rewards 32%

The package of the Chief Executive is more highly geared with almost 60% of the remuneration being performance related.

At upper quartile performance variable remuneration represents significantly more than 50% of the total package.

Base salary
Executive directors' base salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies.

The methodology used is to construct appropriate comparator groups for the individual positions of Chief Executive, Group Finance Director, and Chief Operating Officer taking account of company size, scale of operations and breadth of role. The media[n] and upper quartile positions are then analys[ed] for base salary, total cash reward (base sala[ry] plus annual bonus), total direct reward (total cash reward plus long-term incentives) and total reward including pension. This gives th[e] Committee a view on the competitiveness o[f] the individual packages.

The Committee also reviews the trends in the elements of remuneration to ensure that the structure of the package stays in line with market practice, and also takes account of the performance of the individua[l,] the Company as a whole and the pay and conditions of Group employees.

Following the change in roles for the two Group Executive Directors, the Committee reviewed the data relating to the expected salary trends for FTSE 50 directors in 200[7] and, taking account of their performance and contribution, awarded a salary increas[e] in line with the expected trend.

Annual Bonus Plan
The executive directors and other senior executives participate in a cash bonus plan that rewards those individuals if pre-determined targets are met. The target[s] are derived from the Integrated Business Plan (IBP), which is agreed by the Board an[d] which implements corporate strategy on a groupwide basis by ensuring that business plans which support the strategy are integrated across all businesses. The IBP is used to set the objectives for senior management including the base and stretc[h] targets for the financial measures used for the executive directors in the Annual Bonus Plan.

Non-financial targets comprise key objectives relevant to the individual and/or business and also take account of behavioural performance.

The maximum bonus potential for 2007 remains the same as for 2006 at 100% of base salary (150% for the US-based executive director, Walt Havenstein, and th[e] Chief Executive, with at least one-third of th[e] Chief Executive's bonus being compulsorily deferred into the Share Matching Plan).

Share option plans and long-term incentive plans
Through the use of share-based incentive plans the Committee seeks to align the interests of the executive directors with those of other shareholders. The Company operates a combination of options and

are awards for executive directors within e framework set out below which is broadly line with similar plans operated by other SE 50 companies.

eview of share-based long-term centive plans
2006 the Committee reviewed the ompany's share-based long-term incentive ans, taking account of continuing changes market practice and investors' comments llowing the shareholder consultation earlier at year. Part of the review specifically onsidered the performance conditions r the various share-based incentive plans, enchmarking the performance conditions gainst market practice.

he Committee concluded from the review at the Company's current approach ovides a good balance of short-term and ng-term reward, potentially more weighted wards long-term rewards than a number of her companies, but consequently aligned and consistent with the long-term nature the Company's business. The Committee so concluded that the performance onditions for the individual plans remained ppropriate. The Committee has therefore etained the current long-term incentive rrangements.

etails of the individual plans to operate 2007 are as follows:

options granted under the Executive Share Option Plan are set at a maximum of 1.5 times base salary (2.25 times base salary for the Chief Executive). Vesting of options is subject to the achievement of real earnings per share (EPS) growth targets over a three-year performance period. There will be no retesting after the three-year performance period for options to be granted in 2007.

awards under the Performance Share Plan to be set at 1 times base salary (1.5 times base salary for the Chief Executive). The median level of vesting for the 2007 awards will be 25% of the shares under award if the company's total shareholder return (TSR) performance (share price growth plus dividends) over a three-year performance period is in the top 50% of the TSR comparator group, with 100% of the shares under award being released if the TSR is in the top 20%. Intermediate positions will be calculated on a straight line pro-rata basis. Vesting will also be subject to the Committee being satisfied there has been a sustained improvement in underlying financial performance. The TSR comparator group comprises 18 other major defence and aerospace companies operating in the international arena.

- in 2007 executive directors will be able to participate in the new Share Matching Plan (SMP), approved by shareholders in 2006, which replaces the Restricted Share Plan. The SMP is structured as a stand-alone share investment plan. Participants will be invited to acquire shares up to an amount not exceeding the net amount of any discretionary annual bonus the individual received for the previous financial year (Investment Shares). The participant will be granted a conditional award of Matching Shares under the SMP against the gross bonus invested; for executive directors the match will be in the ratio of 1:1. The Matching Shares will be subject to the same performance condition as that applied to the Executive Share Option Plan as outlined above.

In determining the performance criteria of the three plans, the Committee took the view that EPS is a key indicator of long-term financial performance and value creation and that TSR is an indication of earnings and capital growth relative to the industry-specific comparator group.

The UK-based executive directors are also entitled to participate in the Company's Share Incentive Plan, an all-employee plan, under which the award of free shares is subject to company performance.

Post-retirement benefits
The executive directors of the Company are members of Group pension schemes and pay contributions at the same rate as all other employees participating in the schemes.

Following consultation with employees in 2006, a number of changes were made to the pension schemes in respect of benefits accruing from 6 April 2006 as a means of funding the deficits disclosed in the schemes. These changes apply to executive directors in the same way as to other employees and include the introduction of the Longevity Adjustment Factor, a reduction in the maximum level of pension increases and a change in the definition of Pensionable Pay.

The Committee undertook a review of UK executive pension arrangements prior to the tax rules which came into effect from April 2006 which introduced the concept of a Lifetime Allowance (LTA), i.e. the maximum amount of pension savings that can benefit from tax relief. The Committee decided to maintain its current arrangements for existing executives and the Company will not compensate individuals, including directors, for the tax changes; instead it will offer choices that are broadly cost neutral to the Company but which may better suit the needs of the individuals affected. For UK executives reaching the LTA these choices are:

- remain in the pension scheme and pay any additional tax charge; or
- opt out of the pension scheme (and so earn no further pension benefits in respect of future service) and instead receive a taxable salary supplement; or
- restrict scheme benefits to the value of the LTA with the remainder being provided directly from the Company as an unfunded promise (which on retirement can be taken as pension or commuted in full for a taxable lump sum).

These arrangements were revisited by the Committee in early 2007 in the light of developing market practice and the Committee believes that they remain appropriate.

Other benefits
Other benefits provided to the executive directors include a car allowance, the taxable benefit of any private use of a chauffeur, and a cash allowance for medical examination.

Executive directors' service contracts
It is the Remuneration Committee's policy that executive directors should normally have service contracts that provide for the Company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the Company in the event of the termination of a contract. Walt Havenstein's US contract provides for three months' notice of termination from the Company to the individual, but the Company is generally obliged to pay him a sum equivalent to 12 months' salary and 18 months continuation of medical benefits in the event of a termination.

As previously disclosed, Mark Ronald, the outgoing US Chief Operating Officer who retired from the Board at the end of 2006,

/alue at 31 December 2006 of £100 nvestment at 31 December 2001


£200
£150
£100
£50
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
BAE Systems
FTSE 100

This graph shows the value, by 31 December 2006, of £100 invested in BAE Systems on 31 December 2001 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

The graph, which has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985, shows the total shareholder return for a holding in the Company's ordinary shares for the period 2001-2006 relative to a holding of shares representing the FTSE 100. The FTSE 100 is considered to be an appropriate comparator for this purpose as it is a broad equity market index. As BAE Systems is a constituent member of the FTSE 100, it was deemed to be the most appropriate general UK equity index.

was entitled inter alia to the contractual payment of a lump sum equal to one year's salary if his one-year rolling contract was not renewed at the end of its term and this amount is included in the Remuneration Table opposite.

Chairman and non-executive directors
Dick Olver was appointed Chairman on 1 July 2004 and is required to devote at least two days a week to his duties as Chairman. His appointment is for an initial fixed three-year term with effect from 17 May 2004 (the date of his appointment to the Board) unless terminated earlier in accordance with the Company's Articles of Association, or by either party giving to the other not less than six months' prior written notice. His fee, which has been set by the Committee at £500,000 per annum, will not change during the initial three-year term.

Non-executive directors are paid a fee reflecting the time commitment required of the director. The fee level for the chairmen of the individual committees and the Senior Independent Director reflects their additional responsibilities and workload. Fees paid to non-executive directors in 2006, together with the fee structure for 2007, are detailed opposite.

The Chairman and non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment.

Directors' remuneration

	2006						20
	Basic salary £'000	Fees £'000	Bonus £'000	Benefits £'000	Other pay £'000	Total £'000	To £'0
Chairman							
R L Olver	–	500	–	6	–	**506**	50
Executive directors							
C V Geoghegan [1]	468	–	444	31	105	**1,048**	89
M Lester *	568	–	556	27	–	**1,151**	1,10
S L Mogford [1]	468	–	463	25	–	**956**	91
M H Ronald *[1,2]	542	–	773	31	643	**1,989**	1,27
G W Rose [1,2]	530	–	519	27	–	**1,076**	1,02
M J Turner [1]	870	–	1,305	31	196	**2,402**	1,63
Non-executive directors							
Prof S Birley	–	73	–	–	–	**73**	6
P J Carroll	–	70	–	–	–	**70**	1
Dr U Cartellieri	–	58	–	–	–	**58**	5
M J Hartnall	–	78	–	–	–	**78**	7
Lord Hesketh ***	n/a	n/a	n/a	n/a	n/a	**n/a**	1
Sir Peter Mason	–	73	–	–	–	**73**	6
Rt Hon M Portillo *	–	17	–	–	–	**17**	5
R Quarta	–	58	–	–	–	**58**	1
Sir Nigel Rudd **	–	15	–	–	–	**15**	n/
P A Weinberg	–	77	–	–	–	**77**	3
	3,446	1,019	4,060	178	944	**9,647**	7,73

* retired during or at the end of 2006

** appointed during 2006

*** retired in 2005

1 accruing retirement benefits under defined benefit schemes at 31 December 2006

2 accruing benefits under money purchase arrangements at 31 December 2006

All emoluments and compensation paid to directors during the year are shown in the table. Where the individual was appointed durin the year the amount shown is for the period from appointment.

The other pay received by Mark Ronald, the US-based executive director, is in relation to salary in lieu of unused holiday ($185,000) and his contractual termination payment of $1m (as previously disclosed), which relates to the 2006 financial year but will be later pa in 2007 in accordance with US law.

The other pay received by Chris Geoghegan and Mike Turner is in respect of a cash supplement payable from opting out of future acc under the Company pension schemes.

The aggregate amount of gains (realised and unrealised) made by directors on share options was £1,395,166 in 2006 and the aggregate net value of assets received by directors from long-term incentive plans was nil. The aggregate amount of company contributions paid in respect of money purchase retirement benefits for directors in 2006 was £339,528 being (i) a payment of £2,871 to Mark Ronald's 401(k) plan; and (ii) a payment of £336,657 to George Rose's FURBS arrangement.

2006 was another very successful year, building on the excellent performances in 2004 and 2005. All the major business groupings achieved their stretch targets on profit and cash and, as a result, all the financial targets within the 2006 Annual Bonus Plan for executive directors were met at the stretch level. In addition, excellent progress was made against all the key non-financial objectives and, accordingly, bonus payments for 2006 which are set out in the table above range from 95% to 100% of the maximum bonus.

As a result of the detailed salary review undertaken by the Committee in 2006, the base salary of the executive directors with effect from January 2007 is as follows: Chris Geoghegan: £490,000; Walt Havenstein: $750,000; Ian King: £530,000 Steve Mogford: £490,000; George Rose: £560,000; and Mike Turner: £945,000.

The Non-Executive Directors' Fees Committee has agreed the following fee structure for the non-executive directors in 2007: Chairman of the Audit Committee: £77,500; Chairmen of the Remuneration Committee and the Corporate Responsibility Committee, and the Senior Independent Director: £72,500; and each of the other non-executive directors: £57,500. In addition, a transatlantic meeting allowance of £4,000 per meeting is paid to European-based non-executive directors attending board meetings in the US and to US-based non-executive directors attending board meetings in Europe.

:onsolidated income statement

r the year ended 31 December

	2006 £m	Total 2006 £m	Restated[1] 2005 £m	Restated[1] Total 2005 £m
ontinuing operations				
ombined sales of Group and equity accounted investments		**13,765**		12,581
ess: share of equity accounted investments		**(1,432)**		(1,562)
evenue		**12,333**		11,019
perating costs		**(11,763)**		(10,579)
ther income		**371**		247
Group operating profit excluding amortisation and impairment of intangible assets	**1,080**		809	
Amortisation	**(105)**		(77)	
Impairment	**(34)**		(45)	
roup operating profit		**941**		687
Share of results of equity accounted investments excluding finance costs and taxation expense	**127**		100	
Financial income of equity accounted investments	**21**		8	
Taxation expense of equity accounted investments	**(35)**		(34)	
hare of results of equity accounted investments		**113**		74
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)	**1,207**		909	
Amortisation	**(105)**		(77)	
Impairment	**(34)**		(45)	
Financial income of equity accounted investments	**21**		8	
Taxation expense of equity accounted investments	**(35)**		(34)	
perating profit		**1,054**		761
inance costs				
inancial income	**1,330**		1,224	
inancial expense	**(1,525)**		(1,428)	
		(195)		(204)
rofit before taxation		**859**		557
axation expense				
K taxation	**(97)**		(37)	
verseas taxation	**(116)**		(76)	
		(213)		(113)
rofit for the year from continuing operations		**646**		444
rofit for the year from discontinued operations		**993**		111
rofit for the year		**1,639**		555
ttributable to:				
BAE Systems shareholders		**1,636**		553
Minority interests		**3**		2
		1,639		555
arnings per share				
ontinuing operations:				
Basic earnings per share		**19.9p**		13.9p
Diluted earnings per share		**19.8p**		14.1p
iscontinued operations:				
Basic earnings per share		**30.8p**		3.5p
Diluted earnings per share		**29.4p**		3.3p
otal:				
Basic earnings per share		**50.7p**		17.4p
Diluted earnings per share		**49.2p**		17.4p

restated following the sale of Airbus SAS

Financial statements

Consolidated balance sheet

	2006 £m	20 £
Non-current assets		
Intangible assets	7,595	8,21
Property, plant and equipment	1,746	1,70
Investment property	123	21
Equity accounted investments	671	1,72
Other investments	11	
Other receivables	569	91
Other financial assets	51	6
Deferred tax assets	1,077	1,33
	11,843	14,17
Current assets		
Inventories	395	48
Trade and other receivables including amounts due from customers for contract work	2,253	1,87
Current tax	3	2
Other investments	503	63
Other financial assets	50	5
Cash and cash equivalents	3,100	2,58
	6,304	5,65
Non-current assets and disposal groups held for sale	–	40
	6,304	6,05
Total assets	18,147	20,23
Non-current liabilities		
Loans	(2,776)	(3,53
Trade and other payables	(465)	(43
Retirement benefit obligations	(2,499)	(4,10
Other financial liabilities	(45)	(4
Deferred tax liabilities	(15)	(2
Provisions	(271)	(37
	(6,071)	(8,51
Current liabilities		
Loans and overdrafts	(334)	(90
Trade and other payables	(6,717)	(7,00
Other financial liabilities	(50)	(8
Current tax	(417)	(31
Provisions	(424)	(34
	(7,942)	(8,65
Liabilities directly associated with non-current assets and disposal groups held for sale	-	(27
	(7,942)	(8,92
Total liabilities	(14,013)	(17,43
Net assets	4,134	2,80
Capital and reserves		
Issued share capital	81	8
Share premium	841	78
Equity option of convertible preference shares	76	7
Other reserves	4,330	4,72
Retained earnings	(1,211)	(2,87
Total equity attributable to equity holders of the parent	4,117	2,78
Minority interests	17	1
Total equity	4,134	2,80

Approved by the Board on 21 February 2007 and signed on its behalf by:

M J Turner — Chief Executive

G W Rose — Group Finance Director

onsolidated cash flow statement

r the year ended 31 December

	2006 £m	Restated[1] 2005 £m
ofit for the year		
Continuing operations	646	444
Discontinued operations	993	111
	1,639	555
xation expense (includes £4m (2005 £1m) from discontinued operations)	217	114
iare of results of equity accounted investments (includes £70m (2005 £139m) from discontinued operations)	(183)	(213)
et finance costs (includes income £2m (2005 expense £3m) from discontinued operations)	193	207
epreciation, amortisation and impairment	422	524
ain)/loss on disposal of property, plant and equipment	(60)	2
ain on disposal of investment property	(84)	(43)
ain)/loss on disposal of business – continuing operations	(13)	4
ain)/loss on disposal of business – discontinued operations	(925)	8
npairment of other investments	2	2
ost of equity-settled employee share schemes	21	16
ovements in provisions	47	99
ecrease in liabilities for retirement benefit obligations	(834)	(98)
ecrease/(increase) in working capital:		
Inventories	28	54
Trade and other receivables	(187)	(4)
Trade and other payables	495	872
ash inflow from operating activities	778	2,099
terest paid	(315)	(213)
terest element of finance lease rental payments	(11)	(17)
axation paid	(85)	(27)
et cash inflow from operating activities	367	1,842
ividends received from equity accounted investments (including £88m (2005 £64m) from discontinued operations)	145	88
terest received	139	99
urchases of property, plant and equipment	(419)	(318)
apital expenditure on investment property	-	(12)
urchases of intangible assets	(27)	(17)
roceeds from sale of property, plant and equipment	135	30
roceeds from sale of investment property	174	54
roceeds from sale of non-current other investments	1	30
urchase of non-current other investments	(5)	(17)
urchase of subsidiary undertakings	(12)	(2,262)
et cash acquired with subsidiary undertakings	–	128
urchase of equity accounted investments	(4)	–
roceeds from sale of subsidiary undertakings	174	460
ash and cash equivalents disposed of with subsidiary undertakings	(40)	1
roceeds from sale of equity accounted investments	1,212	125
roceeds from sale of Exchange Property	557	–
et proceeds from (purchase)/sale of other deposits/securities	(468)	45
et cash inflow/(outflow) from investing activities	1,562	(1,566)
apital element of finance lease rental payments	(45)	(89)
roceeds from issue of share capital	53	373
urchase of treasury shares	(112)	–
urchase of own shares by ESOP	(12)	–
quity dividends paid	(346)	(315)
ividends paid on preference shares	(20)	(21)
ash inflow from loans	66	1,005
ash outflow from repayment of loans	(921)	(357)
et cash (outflow)/inflow from financing activities	(1,337)	596
et increase in cash and cash equivalents	592	872
ash and cash equivalents at 1 January	2,491	1,650
ffect of foreign exchange rate changes on cash and cash equivalents	(9)	(31)
ash and cash equivalents at 31 December	3,074	2,491
omprising:		
ash and cash equivalents	3,100	2,581
verdrafts	(26)	(90)
ash and cash equivalents at 31 December	3,074	2,491

[1] restated following the sale of Airbus SAS

Consolidated statement of recognised income and expense

	2006 £m	20
Currency translation on foreign currency net investments:		
Subsidiaries	(162)	5
Equity accounted investments	(26)	(
Amounts credited/(charged) to hedging reserve	221	(6
Actuarial gains/(losses) on defined benefit pension schemes:		
Subsidiaries	692	(65
Equity accounted investments	72	(
Current tax on items taken directly to equity	21	
Deferred tax on items taken directly to equity:		
Subsidiaries	(227)	19
Equity accounted investments	(92)	2
Recycling of cumulative currency translation on disposal:		
Continuing operations	3	
Discontinued operations	11	
Recycling of cumulative net hedging reserve on disposal – discontinued operations	(448)	
Net income/(expense) recognised directly in equity	65	(91
Profit for the year	1,639	55
Total recognised income and expense	1,704	(36
Adoption of IAS 32 and IAS 39	–	42
	1,704	6
Attributable to:		
Equity shareholders	1,701	(36
Minority interests	3	
	1,704	(36

Auditors' statement

Statement of the independent auditors to the members of BAE Systems plc pursuant to section 251 of the Companies Act 1985
We have examined the summary financial statement set out on pages 30 to 36, which comprises the summarised directors' remuneration report, the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, and the consolidated statement of recognised income and expense.

This statement is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the full annual financial statements, and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditor's statements on the summary financial statements' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion
In our opinion the summary financial statement is consistent with the full annual financial statements and the directors' remuneration report of BAE Systems plc for the year ended 31 December 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
London
Registered Auditor

21 February 2007

hareholder information

gistered office
Carlton Gardens
ndon
/1Y 5AD
ited Kingdom
ephone: +44 (0)1252 373232

mpany website: www.baesystems.com

gistered in England & Wales, No.1470151

gistrars
yds TSB Registrars (0140)
e Causeway, Worthing
st Sussex BN99 6DA
ited Kingdom
ephone: 0870 600 3982
44 121 415 7058 from outside the UK)

ou have any queries regarding your areholding, please contact the registrars.

shareview
www.shareview.co.uk

areview service
e Shareview service from our registrar, yds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details; and
- the ability to change their address or dividend payment instructions on-line.

sign up for Shareview you need the areholder reference' printed on your oxy form or dividend stationery. There no charge to register.

hen you register with the site, you can gister your preferred format (post or mail) for shareholder communications. you select 'e-mail' as your mailing eference, you will be sent shareholder mmunications, such as proxy forms and nual/interim results by e-mail instead of st, as long as this option is available.

you have your dividends paid straight to ur bank account, and you have selected mail' as your mailing preference, you can so collect your tax voucher electronically. stead of receiving the paper tax voucher, u will be notified by e-mail with details of w to download your electronic version.

wever, if you choose 'post' as your eference, you will be sent paper cuments as usual.

sit the website for more details:
vw.shareview.co.uk

Details of software and equipment requirements are given on the website.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £15.00. If you require further information please contact:

Hoare Govett Limited
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7828 1151.

Share price information
The middle market price of the Company's ordinary shares on 31 December 2006 was 425.75p and the range during the year was 329p to 449.75p.

Daily share prices are available in the UK on the FT Cityline service on 0906 843 0000. At the menu following the FTSE 100 index, select option 2 for share prices and the relevant four-digit code shown below:

BAE Systems plc ordinary shares – enter the four-digit code 1890

BAE Systems plc preference shares – enter the four-digit code 5174

Calls are charged at 60p per minute at all times.

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan
The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 241 3018
Telephone number from outside the UK:
+44 121 415 7058

American Depositary Receipts
The BAE Systems plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE Systems plc ordinary shares.

JPMorgan Chase Bank, N.A. is the depositary.

If you should have any queries, please contact:

JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 3408
South Hackensack NJ 07606-3408
USA

Toll free telephone number:
800 990 1135
Telephone number from outside the US:
+1 201 680 6630

Website: www.adr.com
Email: jpmorganadr@mellon.com

Financial calendar

Financial year end	31 December
Annual General Meeting	9 May 2007
Preference shares conversion date (final opportunity)	31 May 2007
2006 final ordinary dividend payable	1 June 2007
2007 half yearly preference dividend payable	2 July 2007
2007 interim results announcement	9 August 2007
2007 interim ordinary dividend payable	30 November 2007
2007 full year results – preliminary announcement – report and accounts	 February 2008 April 2008
2007 final ordinary dividend payable	June 2008

Shareholder information

Important note
This Annual Review is a summary of the information in the full Annual Report of BAE Systems plc. It does not contain sufficient information to allow a full understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors' remuneration. For further information, the full Annual Report should be consulted. This can be found on the Company's website, www.baesystems.com. Alternatively, copies are available, free of charge, from:
The Company Secretary, BAE Systems plc, 6 Carlton Gardens, London SW1Y 5AD
If in future years you wish to receive the full Annual Report you should write to the Company's registrars, Lloyds TSB Registrars, at the address shown above.

BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

www.baesystems.com





82-03138

BAE SYSTEMS plc

Copies of each of the following documents:

Annual Report and Accounts 2006
Annual Review 2006 and Summary Financial Statement
Notice of 2007 Annual General Meeting
Proxy card

have been submitted to the Financial Services Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7066 1000.

At the Annual General Meeting on 9 May 2007 it is proposed that the Company's Articles of Association be amended as a result of the new regime regarding electronic communications with shareholders. The proposed amendments are set out in the Notice of Meeting and the revised Articles of Association are available for inspection at One Silk Street, London EC2Y 8HQ.

3 April 2007



AE SYSTEMS

How to use the Form of Proxy/Poll Card

If you are not attending the Annual General Meeting
If you do not wish or are unable to attend the meeting but wish to have your vote cast, you may use the form below to appoint a proxy to vote for you. It must be signed and sent to Lloyds TSB Registrars, who must receive it at least 48 hours before the start of the meeting. Notes on how to complete the Form of Proxy are shown on the reverse of this card.

If you are attending the Annual General Meeting
If you wish to attend the meeting, please bring this card with you to show it as evidence of your right to be admitted to the meeting. You should keep the card with you throughout the meeting so that you can use it to vote on the resolutions. At the end of the meeting you should sign the card and deposit it in one of the ballot boxes provided.

Even if you are attending the meeting you can, if you wish, still submit a proxy card. Simply complete the card below in accordance with the details shown. If you do this please bring this top section of the card with you to show as evidence of your right to be admitted to the meeting. You will still be able to vote on the resolutions at the meeting.

count Number

Please Detach Here

RM OF PROXY/POLL CARD

BAE SYSTEMS

ference Number **Card ID** **Account Number**

use at the Annual General Meeting on 9 May 2007 to be d at the Queen Elizabeth II Conference Centre, London SW1
/e, the undersigned (see note 1 overleaf), being a member/members BAE Systems plc hereby appoint the Chairman of the Meeting or

BLOCK LETTERS – see note 2 overleaf) as my/our proxy to vote for /us at the Annual General Meeting of the Company to be held on Wednesday 9 May 2007 and at any adjournment thereof. I/We request my/our proxy to vote in the manner indicated below (see notes 3 and 4).

Where my shares are held via SHAREport, the corporate nominee, this voting instruction is directed to Lloyds TSB Registrars Corporate Nominee Limited, the SHAREport Nominee (see note 1 overleaf).

You may register the appointment of a proxy electronically by logging onto www.sharevote.co.uk and using the numbers above or, if you are a CREST member, by using the procedures described in the CREST Manual.

olution(s)	For	Against	Vote Withheld
Reports and Accounts	☐	☐	☐
Remuneration Report	☐	☐	☐
Final Dividend	☐	☐	☐
Re-elect Ulrich Cartellieri	☐	☐	☐
Re-elect Michael Hartnall	☐	☐	☐
Re-elect George Rose	☐	☐	☐
Elect Walter Havenstein	☐	☐	☐
Elect Ian King	☐	☐	☐
Elect Sir Nigel Rudd	☐	☐	☐
Re-appointment of auditors	☐	☐	☐
Remuneration of auditors	☐	☐	☐

Resolution(s)		For	Against	Vote Withheld
12 to 17	Authority for political expenditure up to specified limits:			
	BAE Systems plc	☐	☐	☐
	BAE Systems Marine Limited	☐	☐	☐
	BAE Systems (Operations) Limited	☐	☐	☐
	BAE Systems Land Systems (Munitions and Ordnance) Limited	☐	☐	☐
	BAE Systems Land Systems (Weapons and Vehicles) Limited	☐	☐	☐
	BAE Systems Hägglunds AB	☐	☐	☐
18	Authority to allot new shares	☐	☐	☐
19	Disapplication of pre-emption rights*	☐	☐	☐
20	Purchase own shares*	☐	☐	☐
21	Electronic communications*	☐	☐	☐

* Special Resolution

nature

Date

2007

0140-038-8

A

Notes

1. This Form of Proxy is only for the use of Ordinary Shareholders or Ordinary Shareholders who hold their shares in BAE Systems plc via SHAREport (Lloyds TSB Registrars Corporate Nominee Limited) ("the Nominee"). Where shares are held via SHAREport, references on this card to "Form of Proxy" should be read as "Form of Direction".

2. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, you may delete the reference to the Chairman, and insert in block letters the name of the person you wish to appoint in the space provided and initial the alteration. A proxy need not be a member.
3. Please indicate how you wish your proxy to vote by placing an 'X' in the appropriate boxes. The person appointed proxy will exercise his/her discretion as to how he/she votes or whether he/she abstains from voting on any particular resolution, if (a) no instruction is given in respect of that resolution, or (b) it is a proper amendment to a resolution listed on the Form of Proxy, or (c) it is a procedural resolution not listed on the Form of Proxy.
4. The 'Vote withheld' option overleaf is provided to enable you to abstain on any particular resolution, however, it should be noted that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a resolution.
5. If the appointor is a corporation, the Form of Proxy must be under its common seal or under the hand of an officer or attorney duly authorised in writing.
6. In the case of joint holders the signature of any one of them will suffice. The vote of the senior party tendering a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.
7. To be effective the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy thereof, must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZP, not less than 48 hours before the time for which the meeti is convened.

8. If the card is posted in the UK, IOM or Channel Islands there is no postage to pay. If you do not wish your voting instructions to be seen by anyone except the Company the Registrar and (where applicable) the Nominee, you should place it in an envelop and post it to: Lloyds TSB Registrars, FREEPOST (SEA10848), The Causeway, Worthing, West Sussex BN99 6ZP.
9. If you are posting your completed Proxy from outside the UK, IOM or Channel Island please place it in an envelope, address it to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZP, United Kingdom, and affix the relevant postage so as to be received no later than 48 hours before the time for which the meeting is convened.
10. You may register the appointment of a proxy electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number given overleaf. If you are a CREST member you may also register a proxy electronically by using the procedures described in the CREST Manual. Electronic proxy appointments will not be accepted unless received no later than 48 hours before the time for which the meeting is convened.
11. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulatio 2001, specifies that only those Ordinary Shareholders registered in the register of members of the Company as at 6.00 pm on 7 May 2007 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the share register after 6.00 pm on 7 May 2007 shall be disregarded in determining the rights of any person to atte and vote at the meeting.

Please Detach Here

BUSINESS REPLY SERVICE
Licence No. SEA10848

2

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6ZP



This document is important and requires your immediate attention.

Notice of meeting

BAE Systems plc
Annual General Meeting 2007
The Queen Elizabeth II Conference Centre
London SW1P 3EE

9 May 2007 at 11.00 am

BAE SYSTEMS

Contents

Chairman's letter	1
Notice of Annual General Meeting	2
Resolutions	2
Proxies	4
Appendix	5
Notes on the resolutions	8
How to get there	11
Shareholder information	12

Chairman's letter

Dear Shareholder

Annual General Meeting — 9 May 2007

I am delighted to invite you to attend BAE Systems plc's Annual General Meeting on 9 May 2007 at the Queen Elizabeth II Conference Centre, London.

This booklet includes the formal Notice of Meeting in which we have set out the resolutions that shareholders are being asked to consider and vote on. These resolutions are a very important part of the governance of the Company and I urge all shareholders to vote, whether they are able to attend the meeting or not. **The Board supports all of the resolutions to be put to the AGM.**

It is good practice for companies to take a poll on all resolutions put to shareholders. This allows all shareholders to have their votes recognised whether or not they are able to attend the meeting. We have used such polls for a number of years and have enclosed a Proxy/Poll card for you. How you use this depends on whether you are attending the meeting or not:

If you will be attending the AGM – bring the card with you and at the end of the meeting use it as a poll card to vote on the resolutions.

If you are unable to attend the meeting – you can cast your votes by proxy by completing and posting the card. As an alternative, you can vote electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number given on your Proxy/Poll Card. Full details on how to vote can be found on the card.

The results of the voting on the resolutions will be posted on the Company's website after the meeting.

You will also find enclosed a copy of the Annual Report or a summarised version of this, the Annual Review. Both of these documents can be found on our website, www.baesystems.com, where you can also find more information on the Company including our Corporate Responsibility Report.

I look forward to seeing many of you at the meeting in May.

Yours sincerely

Dick Olver
Chairman
3 April 2007

Notice of Annual General Meeting

To BAE Systems plc Ordinary Shareholders and,
for information only, to holders of Convertible Preference Shares.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BAE Systems plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 9 May 2007 at 11.00 am for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions which will be proposed as ORDINARY RESOLUTIONS:

RESOLUTION 1 – Receipt of the Report and Accounts
THAT the audited accounts of the Company for the year ended 31 December 2006 and the Directors' Reports and Auditors' Report thereon now laid before this meeting be and they are hereby received.

RESOLUTION 2 – Approval of the Directors' Remuneration Report
THAT the Directors' Remuneration Report for the year ended 31 December 2006 be and is hereby approved.

RESOLUTION 3 – Authorisation and payment of the final dividend
THAT the final dividend for the year ended 31 December 2006 of 6.9 pence per ordinary share be and is hereby declared payable on 1 June 2007 to Ordinary Shareholders whose names appeared on the Register of Members at the close of business on 20 April 2007.

RESOLUTION 4 – Re-election of Director
THAT Ulrich Cartellieri retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 5 – Re-election of Director
THAT Michael Hartnall retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 6 – Re-election of Director
THAT George Rose retiring pursuant to Article 85 be and is hereby re-elected a Director of the Company.

RESOLUTION 7 – Election of Director
THAT Walter Havenstein retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 8 – Election of Director
THAT Ian King retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 9 – Election of Director
THAT Sir Nigel Rudd retiring pursuant to Article 91 be and is hereby elected a Director of the Company.

RESOLUTION 10 – Reappointment of Auditors
THAT KPMG Audit Plc be and are hereby reappointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

RESOLUTION 11 – Authority to agree Auditors' remuneration
THAT the Audit Committee of the Board of Directors be and is hereby authorised to agree the remuneration of the Auditors.

The following resolutions numbered 12-17 authorise the Company and certain of its subsidiaries to incur political expenditure up to specific limits.

RESOLUTION 12 – The Company
THAT the Company be and is hereby authorised:
(i) to make Donations to EU Political Organisations; and
(ii) to incur EU Political Expenditure,

Provided that:
(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 9 August 2008 or, if earlier, the day before the Company's Annual General Meeting in 2008, being the period determined by the Directors of the Company;
(b) The aggregate amount of such donations and expenditure made by the Company and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and
(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

RESOLUTION 13 – BAE Systems Marine Limited
THAT BAE Systems Marine Limited be and is hereby authorised:
(i) to make Donations to EU Political Organisations; and
(ii) to incur EU Political Expenditure,

Provided that:
(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 9 August 2008 or, if earlier, the day before the Company's Annual General Meeting in 2008, being the period determined by the Directors of the Company;
(b) the aggregate amount of such donations and expenditure made by BAE Systems Marine Limited and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and
(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

RESOLUTION 14 – BAE Systems (Operations) Limited
THAT BAE Systems (Operations) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of the Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine Limited" with "BAE Systems (Operations) Limited".

RESOLUTION 15 – BAE Systems Land Systems (Munitions & Ordnance) Limited
THAT BAE Systems Land Systems (Munitions & Ordnance) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of the Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine

Limited" with "BAE Systems Land Systems (Munitions & Ordnance) Limited".

RESOLUTION 16 – BAE Systems Land Systems (Weapons & Vehicles) Limited
THAT BAE Systems Land Systems (Weapons & Vehicles) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of the Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine Limited" with "BAE Systems Land Systems (Weapons & Vehicles) Limited".

RESOLUTION 17 – BAE Systems Hägglunds AB
THAT BAE Systems Hägglunds AB be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of the Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine Limited" with "BAE Systems Hägglunds AB".

RESOLUTION 18 – Authority to allot new shares
THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 8 August 2008 or, if earlier, on the day before the Company's Annual General Meeting in 2008 and that for such period the Section 80 Amount shall be £26,664,742.

To consider, and if thought fit, to pass the following Resolutions which will be proposed as SPECIAL RESOLUTIONS:

RESOLUTION 19 – Disapplication of pre-emption rights
THAT the power conferred on the Directors by Articles 12(B) (ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 8 August 2008 or, if earlier, on the day before the Company's Annual General Meeting in 2008 and that for the period the Section 89 Amount shall be £4,000,111.

RESOLUTION 20 – Authority to purchase own shares
THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:
(i) the maximum number of ordinary shares that may be purchased is 320,008,915;
(ii) the minimum price which may be paid for each ordinary share is 2.5p;
(iii)the maximum price that may be paid for each ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and
(iv)this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2008 or, if earlier, 9 August 2008 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

RESOLUTION 21 – Approval of electronic and website communications and consequential amendments to the Articles of Association
THAT
(i) the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006, the Disclosure and Transparency Rules published by the Financial Services Authority and the Articles of Association, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including, without limitation, by sending such notices, documents or information by electronic mail or by making such notices, documents or information available on a website; and
(ii) the Articles of Association of the Company be and are hereby amended as detailed in the Appendix accompanying this Notice of Annual General Meeting dated 3 April 2007 (a copy of which is presented to the meeting and signed by the Chairman for the purposes of identification) with effect from the end of this meeting.

By Order of the Board

David Parkes
Company Secretary

3 April 2007

6 Carlton Gardens
London SW1Y 5AD

Notice of Annual General Meeting

Proxies

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company. A form of proxy is enclosed. Subject to the provisions for proxies and corporate representatives, only registered holders of ordinary shares of the Company are entitled to attend and vote at the meeting.

The form of proxy should be completed, signed and returned to the Registrar, Lloyds TSB Registrars, in accordance with the instructions on the form of proxy so as to be received no later than 48 hours before the start of the meeting. Alternatively, the appointment of a proxy may be registered electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number stated on the form of proxy.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 9 May 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take, or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appendix

Amendments to the Articles of Association

This is the appendix referred to in Resolution 21 of the Notice of Annual General Meeting dated 3 April 2007, and sets out amendments to be made to the Articles of Association of BAE Systems plc.

Article	Amendment
2	In the definition of "The Statutes" following "affecting the Company", at the end of the definition, insert "(including the Companies Act 2006)". In the definition of "In writing" following "Written or produced by any substitute for writing", insert "(including anything in electronic form)" and delete "including (but only to the extent that (a) the Directors so resolve, either generally or in relation to particular categories of documents, and (b) the recipient (if not the Company) has requested or agreed) electronic communication". In the first paragraph following the definition of "Year" delete ", in relation to electronic communication" and "such communication" and replace "such communication" with "sending or receiving notices, documents or information by electronic means and/or by means of a website". Between the third and fourth paragraphs following the definition of "Year" insert as two separate paragraphs: "The expression "Companies Acts" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date. The expression "Company Communications Provisions" shall have the same meaning as in the Companies Acts." Amend the existing fourth paragraph following the definition of "Year" so that it states: "The expressions "hard copy form", "electronic form" and "electronic means" shall have the same respective meanings as in the Company Communications Provisions."
69(a)	Delete "comply" and replace with "authenticated in accordance".
69(b)	Delete "comply" and replace with "authenticated in accordance".
69	Amend the second paragraph so that it states: "Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 141 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid."
89	Following "lodged at the Office notice in writing signed" insert "or authenticated in accordance with Article 141" and following "and also notice in writing signed" insert "(or sufficiently authenticated to the satisfaction of the Directors)".
123	Following "effective only if such document is signed" insert "or authenticated in accordance with Article 141".
132	Delete the last sentence, "To the extent permitted by Statute and agreed by the member, the documents referred to in this Article may be sent by electronic communication."
Heading	Prior to Article 136 delete the heading "NOTICES" and replace with "COMMUNICATIONS WITH MEMBERS".
136	Delete Article 136 and replace with: "136. (A) The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or by making such notices, documents or information available on a website. (B) The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company. (C) Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

Article	Amendment

(D) Any notice, document or information which is sent or supplied by the Company by electronic means and/or by means of a website shall be deemed to have been received by the intended recipient at 9.00 am on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

(E) Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

(F) The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

(G) The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information."

Retain the left margin reference "Notices", which applies to Article 136.

137 Delete Article 137 and replace with:

"137.

(A) Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the register in respect of the share.

(B) Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the register in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

(C) The provisions of this Article shall have effect in place of the Company Communications Provisions regarding joint holders of shares."

Retain the left margin reference "Notices to joint holders", which applies to Article 137.

138 Delete Article 138 and replace with:

"138.

(A) A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(i) such evidence as the Directors may reasonably require to show his title to the share,

(ii) an address at which notices may be sent or supplied to such person,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

(B) Save as provided by paragraph 138(A), any notice, document or information sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

(C) The provisions of this Article shall have effect in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company."

Retain the left margin reference "Notices to persons entitled to shares", which applies to Article 138.

Article	Amendment
139	Amend Article 139 so that it states "Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices."
140	Amend Article 140 so that it states "If at any time by reason of the total suspension or curtailment of postal services within the United Kingdom the Company is unable to give notice by post in hard copy form of a General Meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least two leading daily newspapers (at least one of which shall be a London newspaper) and such notice shall be deemed to have been given at noon on the day when the advertisement appears. In any such case, the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least 48 hours prior to the meeting the posting of notices again becomes practicable."
Heading	Prior to Article 141 amend the heading so that it states "SIGNATURE OR AUTHENTICATION OF DOCUMENTS SENT BY ELECTRONIC MEANS".
141	Amend Article 141 so that it states "Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such notice or other document not so validated by such mechanisms shall be deemed not to have been received by the Company."
142	Delete Article 142 and the heading "ELECTRONIC COMMUNICATIONS" and replace with: "142. Nothing in any of the preceding six Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner." Insert in the left margin, as a reference to the contents of Article 142 "Statutory provisions as to notices".

Shareholder information

Registrars

Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex, BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.


shareview

Shareview service

The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results, by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment are given on the website.

Shareholder dealing service

Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £15.00. If you require further information please contact:

Hoare Govett Limited
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift

The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7828 1151.

Dividend reinvestment plan

The Company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars whose contact details are given above.

Financial calendar

Financial year end	31 December
Annual General Meeting	9 May 2007
Preference shares conversion date (final opportunity)	31 May 2007
2006 final ordinary dividend payable	1 June 2007
2007 half yearly preference dividend payable	2 July 2007
2007 interim results announcement	9 August 2007
2007 interim ordinary dividend payable	30 November 2007
2007 full year results – preliminary announcement	February 2008
– report and accounts	April 2008
2007 final ordinary dividend payable	June 2008

BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

Website details
www.baesystems.com

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 March 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 452 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Steve Mogford	28	3
Ian King	28	3

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was yesterday notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has a balance of 99,575 ordinary shares of 2.5 pence each in BAE Systems plc in Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares).

Each of the executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 99,575 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

3. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited, that the following PDMRs purchased ordinary shares of 2.5p each in BAE Systems plc at a consideration of 456.5 pence per share ("Investment Shares") under the BAE Systems Share Matching Plan on 22 March 2007. The transaction took place on the London Stock Exchange and the shares are held in the name of IFG Trust (Jersey) Limited. The same

PDMRs were concurrently awarded a contingent interest in ordinary shares of 2.5p each in BAE Systems plc at nil consideration ("Award Shares") also under the BAE Systems Share Matching Plan. The number of shares acquired were as follows:

Name of PDMR	Number of Investment Shares acquired (beneficial interest)	Number of Award Shares acquired (contingent interest)
Walt Havenstein	11,156	18,947
Ian King	27,327	46,410
Mike Turner	64,492	109,529
Philip Bramwell	7,433	12,623
Nigel Whitehead	5,465	9,282

22 March 2007

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 27 March 2007 by the trustee of the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited, that Matching Shares (being ordinary shares of 2.5p each in BAE Systems plc) were released under the BAE Systems Restricted Share Plan on 26 March 2007 to the following Persons Discharging Managerial Responsibilities (PDMRs) in line with the schedule set out below. No consideration was paid for the acquisition of these shares. Some of the shares were subsequently disposed of on 26 March 2007, as set out below, in order to fund the tax and national insurance payable on release. The relevant shares were disposed of at a consideration of 455.75 pence per share and these transactions took place on the London Stock Exchange

Name of PDMR	Number of Matched Shares released	Number of released Matched Shares sold	Number of released Matched Shares retained
Chris Geoghegan	19,994	8,219	11,775
Ian King	37,677	15,487	22,190
George Rose	14,996	6,164	8,832
Mike Turner	99,974	41,092	58,882
Mike Rouse	24,993	10,273	14,720

28 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNNECTED PERSONS

1. Notification made in accordance with Rule 3.1.4(1)(a) and Rule 3.1.4(1)(b) of the Disclosure Rules

The Company was notified on 30 March 2007 that Chris Geoghegan, a Person Discharging Managerial Responsibilities, sold 4,500 ordinary shares of 2.5 pence each in BAE Systems plc on 30 March 2007 at 461.25 pence per share, and that Rosemary Geoghegan, a person connected to Chris Geoghegan, sold 27,500 ordinary shares of 2.5 pence each in BAE Systems plc on 30 March 2007 at 461.25 pence per share. These transactions took place on the London Stock Exchange.

2. Notification made in accordance with Rule 3.1.4(1)(a) and Rule 3.1.4(1)(b) of the Disclosure Rules

(i) The Company was notified on 30 March 2007 that the following Persons Discharging Managerial Responsibilities (PDMRs) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plan at consideration of 201 pence per share on 30 March 2007.

Some of the shares deriving from the above exercise of options were subsequently disposed of on 30 March 2007 as indicated below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold
Walt Havenstein*	67,167	67,167	457.5 pence
Alastair Imrie	220,149	204,452	456 pence
Steve Mogford	315,447	315,447	456 pence
George Rose	345,149	246,586	456.75 pence
Mike Turner	544,776	544,776	456 pence
Nigel Whitehead	149,253	127,970	456 pence

* In the case of Walt Havenstein, the exercise relates to an award under the Stock Appreciation Rights (SAR) schedule to the BAE Systems Executive Share Option Plan for which the SAR reference price for the calculation of the profit was 201 pence per share.

(ii) The Company was notified on 30 March 2007 that the following Persons Discharging Managerial Responsibilities (PDMRs) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration on 30 March 2007. Some of the shares were subsequently disposed of on 30

March 2007 as indicated below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold
Chris Geoghegan	78,048	38,091	459 pence
Chris Geoghegan	70,099	34,212	459 pence
Walt Havenstein*	26,454	26,454	457.5 pence
Alastair Imrie	48,924	42,662	456 pence
Ian King	60,533	29,543	456 pence
Steve Mogford	70,099	70,099	456 pence
George Rose	76,699	37,432	456.75 pence
Mike Turner	121,061	121,061	456 pence
Nigel Whitehead	33,168	24,678	456 pence

* In the case of Walt Havenstein, the exercise relates to an award under the Stock Appreciation Rights (SAR) schedule to the BAE Systems Performance Share Plan.

3. Notification made in accordance with and Rule 3.1.4(1)(a) and Rule 3.1.4(1)(b) of the Disclosure Rules

The Company granted the following options to the following Persons Discharging Managerial Responsibility ("PDMRs") on 30 March 2007:

(i) BAE Systems Executive Share Option Plan:

Name of PDMR	Number of shares granted under option
Philip Bramwell	114,879
Chris Geoghegan	160,831
Walt Havenstein	125,315
Alastair Imrie	119,803
Ian King	173,960
George Rose	183,807
Mike Rouse	111,597
Mike Turner	465,262
Nigel Whitehead	114,879
Alison Wood	103,391

The above options granted on 30 March 2007 are over ordinary shares of 2.5p each in BAE Systems plc at an option price of 457p per share and are exercisable between 30.03.10 and 30.03.17 subject to the attainment of performance conditions.

(ii) BAE Systems Performance Share Plan:

Name of PDMR	Number of shares granted under option
Philip Bramwell	76,586
Chris Geoghegan	107,221
Walt Havenstein*	125,315
Alastair Imrie	79,869
Ian King	115,973
George Rose	122,538
Mike Rouse	74,398
Mike Turner	310,175
Nigel Whitehead	76,586
Alison Wood	68,927

The above contingent awards of options granted on 30 March 2007 are over ordinary shares of 2.5p each in BAE Systems plc at nil consideration. The options are exercisable between 30.03.10 and 30.03.14 subject to the attainment of performance conditions.

* In the case of Walt Havenstein, a conditional award of shares was granted on 30 March 2007 over ordinary shares of 2.5p each BAE Systems plc at nil consideration as set out above. The award vests between 30.03.10 and 30.03.14 subject to the attainment of performance conditions.

4. Notification made in accordance with Rule 3.1.4R(1)(a) and Rule 3.1.4(1)(b) of the Disclosure Rules.

The Company was notified on 30 March 2007 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee (i) purchased 2,427,004 ordinary shares of 2.5 pence each in BAE Systems plc on 29 March 2007 at a price of 460.52 pence per share and (ii) purchased 665,663 ordinary shares of 2.5 pence each in BAE Systems plc on 30 March 2007 at a price of 460.19 pence per share. The transactions took place on the London Stock Exchange. The shares were purchased for participants under the Free Shares element of the BAE Systems Share Incentive Plan and its Australian equivalent. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

Awards of shares under the Share Incentive Plan were granted on 30 March 2007 to eligible employees including the following PDMRs:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Chris Geoghegan	91
Alastair Imrie	91
Ian King	91
Steve Mogford	91
George Rose	91
Mike Rouse	91
Mike Turner	91

Nigel Whitehead	91
Alison Wood	91

No consideration was paid for the grant of the award.

2 April 2007

BAE Systems plc

Directorate Change

Steve Mogford, an executive director of BAE Systems plc, will be leaving the Company to take up an appointment with Finmeccanica. Consequently, he will retire from the BAE Systems Board immediately after the Company's Annual General Meeting to be held on 9 May 2007.

Chairman, Dick Olver, said, "Steve has enjoyed an outstanding career with BAE Systems and we thank him for the contribution he has made to the Company. I would, in particular, like to thank him for the part he has played in our continual drive to improve programme management performance and the major roles he has successfully undertaken on the Typhoon and re-baselined Nimrod MR4A and Astute submarine programmes."

3 April 2007

BAE SYSTEMS plc

7.75p (net) Cumulative Convertible Redeemable Preference Shares of 25p each ("Convertible Preference Shares")

FINAL OPPORTUNITY TO CONVERT AND CONVERSION RATE

Holders of the above security ("Preference Shareholders") will have one final opportunity to convert the above security into Ordinary Shares of 2.5p each in BAE Systems plc ("Ordinary Shares") on 31 May 2007.

A notice reminding Preference Shareholders of their conversion rights will be sent to registered Preference Shareholders during April 2007 detailing the conversion rights procedure.

BAE Systems confirms that the preference share conversion rate on 2 April 2007 was 0.47904 Ordinary Shares for every Convertible Preference Share and does not expect this conversion rate to change prior to the conversion date of 31 May 2007.

3 April 2007

Enquiries: Ann-Louise Holding, Assistant Company Secretary (tel: 01252 383185).




END